     As filed with the Securities and Exchange Commission on August 1, 1996
                            Registration No. 333-6369


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                               -------------------


                         PRE-EFFECTIVE AMENDMENT NO.1 TO
                         -------------------------------
                                    FORM S-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               -------------------

                           CAMCO FINANCIAL CORPORATION
                           ---------------------------
             (Exact name of registrant as specified in its charter)

DELAWARE                                    6035                                        51-0110823
- ------------------------------------        ----------------------------------          --------------------
(State or other jurisdiction                (Primary Standard Industrial                (I.R.S. Employer
of incorporation or organization)           Classification Code Number)                 Identification No.)


                               814 Wheeling Avenue
                              Cambridge, Ohio 43725
                                 (614) 432-5641
                                 --------------
               (Address, including ZIP Code, and telephone number,
                   including area code, of agent for service)


                                   Copies to:

       MR. LARRY A. CALDWELL              TERRI R. ABARE, ESQ.
       Camco Financial Corporation        MARIANNE E. ROCHE, ESQ.
       814 Wheeling Avenue                Vorys, Sater, Seymour and Pease
       Cambridge, Ohio  43725             221 E. Fourth Street
                                          Suite 2100, Atrium Two
                                          Cincinnati, Ohio  45202


         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement has become effective and all other conditions to the consummation of the transactions described in the closed Prospectus/Joint Proxy Statement have been satisfied or waived.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

CALCULATION OF REGISTRATION FEE
- -------------------------------

Title of each
class of securities     Amount to           Proposed maximum             Proposed maximum        Amount of
to be registered        be registered       offering price per unit(1)    aggregate price(1)     registration fee
- ----------------        -------------       --------------------------    ------------------     ----------------
Common Stock, $1.00     940,412 shares of   $14.39                       $13,533,110.75          $4,667
par value per share     Common Stock(2)


                         47,022 shares of
                        Common Stock(3)

                        987,434 shares of   $13.33(5)                    $13,167,531.00(5)       $4,540(6)
                        Common Stock(4)


(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) on the basis of the market value of the shares of common stock of First Ashland Financial Corporation on June 14, 1996, as determined pursuant to Rule 457(c), less the aggregate $9.00 cash portion of the Per Share Merger Consideration.


(2) Original number of shares registered at the initial filing of this Registration Statement.

(3) Additional shares to be registered with the filing of this Pre-Effective Amendment No. 1. The number of shares to be registered has increased from 940,412 to 987,434, because the Registrant paid a 5% stock dividend in July 1996, which has resulted in an increase in the number of shares to be issued in this acquisition.

(4)      Total number of shares to be registered under this Registration
         Statement.

(5) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) on the basis of the market value of the shares of common stock of First Ashland Financial Corporation on July 26, 1996, as determined pursuant to Rule 457(c), less the aggregate $9.00 cash portion of the Per Share Merger Consideration.

(6) The Registrant paid the registration fee of $4,667 on June 20, 1996, the date of the filing of this Registration Statement. Because the market value of the shares of common stock of First Ashland Financial Corporation on July 26, 1996, was $.025 less than on June 14, 1996, the aggregate registration fee has decreased and no additional filing fee is required for the additional shares to be registered.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

                           CAMCO FINANCIAL CORPORATION
                       Registration Statement on Form S-4

              Cross Reference Sheet Pursuant to Reg. ss.229.501(b)
              ----------------------------------------------------


   Form S-4 Item No. and Caption                       Prospectus/Joint Proxy Statement Caption
   -----------------------------                       ----------------------------------------

A. INFORMATION ABOUT THE TRANSACTION
   ------------------------------------------------
   1.    Forepart of Registration Statement and        Facing Page; Outside Front Cover Page; Cross
         Outside Front Cover Page of Prospectus        Reference Sheet


   2.    Inside Front and Outside Back Cover           AVAILABLE INFORMATION; TABLE OF CONTENTS
         Pages of Prospectus


   3.    Risk Factors, Ratio of Earnings to Fixed      SUMMARY-Introduction, Parties to the Agreement,
         Charges and Other Information                 Reasons for the Merger; Market Prices, Selected
                                                       Consolidated Financial Data and Comparative Per Share
                                                       Data; PRO FORMA UNAUDITED CONDENSED COMBINED
                                                       CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION; PRO
                                                       FORMA UNAUDITED CONDENSED COMBINED CONSOLIDATED
                                                       STATEMENTS OF EARNINGS; RIGHTS OF FIRST ASHLAND
                                                       DISSENTING STOCKHOLDERS; REGULATION OF FIRST ASHLAND,
                                                       and FINANCIAL STATEMENTS-Camco Financial Corporation
                                                       and - First Ashland Corporation.


   4.    Terms of the Transaction                      SUMMARY-Introduction, Reasons for the Merger And
                                                       Terms of the Merger; THE MERGER-Introduction,
                                                       Background and Reasons for the Merger, Exchange of
                                                       First Ashland Shares, Fractional Shares, Income Tax
                                                       Consequences and Accounting Treatment; DESCRIPTION OF
                                                       CAMCO SHARES, and COMPARISON OF RIGHTS OF HOLDERS OF
                                                       CAMCO SHARES AND HOLDERS OF FIRST ASHLAND SHARES.

   5.    Pro Forma Financial Information               SUMMARY-Selected Consolidated Financial Data; PRO
                                                       FORMA UNAUDITED CONDENSED COMBINED CONSOLIDATED
                                                       STATEMENTS OF FINANCIAL CONDITION, and PRO FORMA
                                                       UNAUDITED CONDENSED COMBINED CONSOLIDATED STATEMENTS
                                                       OF EARNINGS

   6.    Material Contacts with the Companies          Not Applicable
         Being Acquired

   7.    Additional Information Required for           Not Applicable
         Reoffering by Persons and Parties
         Deemed to Be Underwriters

   8.    Interests of Named Experts and Counsel        LEGAL MATTERS

   9.    Disclosure of Commission Position on          DIRECTOR AND OFFICER LIABILITY AND INDEMNIFICATION
         Indemnification for Securities Act
         Liabilities


B. INFORMATION ABOUT THE REGISTRANT
   ------------------------------------------------

   10.   Information with Respect to S-3               Not Applicable
         Registrants

   11.   Incorporation of Certain Information By       Not Applicable
         Reference


   12.   Information with Respect to S-2 or S-3        SUMMARY-Parties to the Agreement, Reasons for the
         Registrants                                   Merger, Market Prices, Selected Consolidated
                                                       Financial Data and Comparative Per Share Data;
                                                       BACKGROUND AND REASONS FOR THE MERGER ;THE
                                                       MERGER-Introduction, Selected Consolidated Financial
                                                       Data and Comparative Per Share Data; CAMCO
                                                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                                       CONDITION  AND RESULTS OF OPERATIONS; BUSINESS OF
                                                       CAMCO; SECURITY OWNERSHIP OF CAMCO; MANAGEMENT OF
                                                       CAMCO; COMPENSATION OF EXECUTIVE OFFICERS AND
                                                       DIRECTORS OF CAMCO; DESCRIPTION OF CAMCO STOCK, and
                                                       FINANCIAL STATEMENTS-Camco Financial Corporation.

   13.   Incorporation of Certain Information By       Not Applicable
         Reference


   14.   Information with Respect to Registrants       Not Applicable
         Other Than S-3 or S-2 Registrants


C. INFORMATION ABOUT THE COMPANIES
   BEING ACQUIRED
   ------------------------------------------------

   15.   Information with Respect to S-3 Companies     Not Applicable

   16.   Information with Respect to S-2 or S-3        Not Applicable
         Companies


   17.   Information with Respect to Companies         SUMMARY-Parties to the Agreement, Reasons for Merger,
         Other Than S-3 or S-2 Companies               Market Prices, Selected Consolidated Financial Data
                                                       and Comparative Per Share Data; BACKGROUND
                                                       AND REASONS FOR THE MERGER; THE MERGER-Introduction,
                                                       Selected Consolidated Financial Data and Comparative
                                                       Per Share Data; BUSINESS OF FIRST ASHLAND; BUSINESS
                                                       OF THE BANK; MANAGEMENT OF FIRST ASHLAND; REGULATION
                                                       OF FIRST ASHLAND, and FINANCIAL STATEMENTS-First
                                                       Ashland Financial Corporation



D. VOTING AND MANAGEMENT
   INFORMATION
   ------------------------------------------------

   18.   Information if Proxies, Consents or           SUMMARY; THE MERGER- Recommendation of the Boards of
         Authorizations are to be Solicited            Directors of Camco and First Ashland; Interests of
                                                       Certain Persons; SPECIAL MEETING OF CAMCO
                                                       STOCKHOLDERS; SPECIAL MEETING OF FIRST ASHLAND
                                                       STOCKHOLDERS; RIGHTS OF FIRST ASHLAND DISSENTING
                                                       STOCKHOLDERS, and SECURITY OWNERSHIP OF FIRST
                                                       ASHLAND.


   19.   Information if Proxies, Consents or           Not Applicable
         Authorizations are not to be Solicited
         or in an Exchange Offer

                                                                                CAMCO FINANCIAL CORPORATION
                                                                                            AND
                  CAMCO FINANCIAL CORPORATION                               FIRST ASHLAND FINANCIAL CORPORATION

                          PROSPECTUS                                               JOINT PROXY STATEMENT
                              for                                                           for
             Up to 987,434 Shares of Common Stock,                        The Special Meeting of Stockholders of
                  Par Value $1.00 Per Share,                                    Camco Financial Corporation
         To be Issued in Connection with the Merger of                       to be held on September 23, 1996,
              First Ashland Financial Corporation                           at Pritchard Laughlin Civic Center,
           with and into Camco Financial Corporation                        7033 Glenn Highway, Cambridge, Ohio
                                                                               (the "Camco Special Meeting")

                                                                                            and


                                                                          The Special Meeting of Stockholders of
                                                                            First Ashland Financial Corporation
                                                                             to be held on September 20, 1996,
                                                                      at American Electric Power ("AEP") Auditorium,
                                                                           701 Central Avenue, Ashland, Kentucky
                                                                           (the "First Ashland Special Meeting")



         This Prospectus and Joint Proxy Statement constitutes both a Prospectus of Camco Financial Corporation, a Delaware corporation ("Camco"), in respect of up to 987,434 shares of common stock of Camco to be issued in connection with the proposed merger of First Ashland Financial Corporation, a Delaware corporation ("First Ashland"), with and into Camco (the "Merger") and the Joint Proxy Statement of Camco and First Ashland for use in connection with the solicitation of proxies by the Boards of Directors of Camco and First Ashland to be used at the Camco Special Meeting and the First Ashland Special Meeting, respectively. Stockholders will be asked at the Camco Special Meeting and the First Ashland Special Meeting to consider and act upon a proposal to adopt the Agreement and Plan of Merger and Reorganization dated March 25, 1996 (the "Agreement"), by and among Camco, First Ashland and First Federal Bank for Savings, a federal savings bank (the "Bank"). First Ashland owns 100% of the issued and outstanding shares of common stock of the Bank, which will become a wholly owned subsidiary of Camco as a result of the Merger.

         In accordance with the terms and subject to the conditions of the Agreement, each of the outstanding shares of common stock of First Ashland will be cancelled and extinguished at the time the Merger becomes effective, as specified in the Certificate of Merger filed with the Secretary of State of Delaware (the "Effective Time"), in consideration and exchange for $9.00 in cash and .67492 shares of common stock of Camco (the "Per Share Merger Consideration"), subject to certain adjustments based on changes in the market value of Camco stock before the Effective Time and the amount of certain environmental remediation costs at certain offices of the Bank. See "THE MERGER
- - Exchange of First Ashland Shares."

         In connection with the Merger, the stockholders of Camco will be asked at the Camco Special Meeting to approve a proposed amendment to Article Fourth of the Third Restated Certificate of Incorporation of Camco, as amended (the "Camco Certificate"), to increase the authorized number of shares of stock which Camco may issue from 2,600,000 shares, to 5,000,000 shares, consisting of 4,900,000 shares of common stock, $1.00 par value per share, and 100,000 shares of preferred stock, $1.00 par value per share (the "Amendment"). Approximately 987,434 shares of common stock will be issued by Camco in connection with the Merger. Camco currently has 350,683 authorized but unissued shares available and requires 785,789 of the newly authorized shares of common stock in order to consummate the Merger. The remaining additional authorized shares of common stock would be available for issuance for possible acquisitions or for other corporate purposes, such as stock dividends and stock options. See "PROPOSED AMENDMENT TO THE CAMCO CERTIFICATE OF INCORPORATION."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS AND JOINT PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF CAMCO COMMON STOCK WHICH ARE BEING OFFERED PURSUANT TO THIS PROSPECTUS AND JOINT PROXY STATEMENT AND WILL BE ISSUED UPON THE CONSUMMATION OF THE MERGER ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER STATE OR FEDERAL AGENCY.

A RETURNED CAMCO PROXY WHICH DOES NOT CONTAIN VOTING INSTRUCTIONS WILL BE VOTED FOR THE AMENDMENT AND FOR THE ADOPTION OF THE AGREEMENT.

A RETURNED FIRST ASHLAND PROXY WHICH DOES NOT CONTAIN VOTING INSTRUCTIONS WILL BE VOTED FOR THE ADOPTION OF THE AGREEMENT. ANY FIRST ASHLAND STOCKHOLDER WHO WISHES TO EXERCISE DISSENTERS' RIGHTS ("FIRST ASHLAND DISSENTING STOCKHOLDERS") MUST EITHER (I) NOT SIGN AND NOT RETURN THE PROXY OR, (II) SIGN AND RETURN THE PROXY, VOTING AGAINST, OR ABSTAINING FROM VOTING ON, THE ADOPTION OF THE AGREEMENT AND THE APPROVAL OF THE MERGER. SEE "RIGHTS OF FIRST ASHLAND DISSENTING STOCKHOLDERS."

     The date of this Prospectus and Joint Proxy Statement is August __, 1996.

                              AVAILABLE INFORMATION

         Camco is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Camco has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), in respect of the shares of Camco common stock to be issued to First Ashland stockholders in the Merger. As permitted by the rules and regulations of the Commission, this Prospectus and Joint Proxy Statement omits certain information, exhibits and undertakings contained in the Registration Statement. Reference is made to the Registration Statement and to the exhibits thereto for further information. Statements contained herein concerning such documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

         The Registration Statement and the exhibits thereto, as well as the reports, proxy statements and other information filed with the Commission by Camco under the Exchange Act, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.





         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND JOINT PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CAMCO OR FIRST ASHLAND. NEITHER THIS PROSPECTUS AND JOINT PROXY STATEMENT, NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS AND JOINT PROXY STATEMENT, CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS AND JOINT PROXY STATEMENT OR THE SOLICITATION OF A PROXY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION. THE DELIVERY OF THIS PROSPECTUS AND JOINT PROXY STATEMENT SHALL NOT, UNDER ANY CIRCUMSTANCES,

CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF CAMCO OR FIRST ASHLAND SINCE THE DATE OF THIS PROSPECTUS AND JOINT PROXY STATEMENT.

                                TABLE OF CONTENTS
                                -----------------

                                                                                                                       PAGE
                                                                                                                       ----
SUMMARY...................................................................................................................9



INTRODUCTION.............................................................................................................25
BACKGROUND AND REASONS FOR THE MERGER....................................................................................25


THE MERGER...............................................................................................................35

RIGHTS OF FIRST ASHLAND DISSENTING STOCKHOLDERS..........................................................................44
PROPOSED AMENDMENT TO CAMCO'S CERTIFICATE................................................................................45
SPECIAL MEETING OF CAMCO STOCKHOLDERS....................................................................................46



SPECIAL MEETING OF FIRST ASHLAND STOCKHOLDERS............................................................................47




PRO FORMA UNAUDITED CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS.................................................50
CAMCO MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS...............................................................................................54

BUSINESS OF CAMCO........................................................................................................62
SECURITY OWNERSHIP OF CAMCO..............................................................................................63
MANAGEMENT OF CAMCO......................................................................................................64
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF CAMCO................................................................65
FIRST ASHLAND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS...............................................................................................
BUSINESS OF FIRST ASHLAND................................................................................................
BUSINESS OF THE BANK.....................................................................................................
SECURITY OWNERSHIP OF FIRST ASHLAND......................................................................................



MANAGEMENT OF FIRST ASHLAND..............................................................................................



REGULATION OF FIRST ASHLAND..............................................................................................



DESCRIPTION OF CAMCO SHARES..............................................................................................



COMPARISON OF RIGHTS OF HOLDERS OF CAMCO SHARES AND HOLDERS OF
     FIRST ASHLAND SHARES................................................................................................



ANTITAKEOVER STATUTES APPLICABLE TO CAMCO AND FIRST ASHLAND.............................................................
DIRECTOR AND OFFICER LIABILITY AND INDEMNIFICATION......................................................................
LEGAL MATTERS...........................................................................................................
EXPERTS.................................................................................................................
FINANCIAL STATEMENTS....................................................................................................F-1




APPENDICES:

         APPENDIX A          Agreement and Plan of Merger and Reorganization
                             dated March 25, 1996, by and among Camco Financial
                             Corporation, First Ashland Financial Corporation and First Federal Bank for Savings

         APPENDIX B          Opinion of National Capital Companies, LLC

         APPENDIX C          Opinion of Capital Resources Group, Inc.

         APPENDIX D          Delaware General Corporation Law sec. 262

         APPENDIX E          Proposed Amendment to Camco's Third Restated
                             Certificate of Incorporation

                                     SUMMARY

         The following is a summary of some of the matters to be considered in connection with the Camco Special Meeting and the First Ashland Special Meeting and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Prospectus and Joint Proxy Statement, the Appendices attached hereto and the other documents referred to herein.

INTRODUCTION


         On March 25, 1996, Camco, First Ashland and the Bank entered into the Agreement. If the Agreement is adopted and the Amendment is approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of Camco common stock (the "Camco Shares") and if the Agreement is adopted by the affirmative vote of the holders of a majority of the issued and outstanding shares of First Ashland common stock (the "First Ashland Shares") and if all other conditions to the consummation of the Merger are satisfied, First Ashland will merge with and into Camco. At the Effective Time of the Merger, each of the outstanding First Ashland Shares will be cancelled and extinguished in consideration and exchange for the Per Share Merger Consideration, consisting of $9.00 in cash (the "Cash Consideration") and .67492 Camco Shares (the "Stock Consideration"), subject to the following adjustments:
(i) if the value of the Stock Consideration, based on the market value of Camco Shares immediately prior to the Effective Time, is less than the Cash Consideration, the Stock Consideration will be increased and the Cash Consideration will be decreased to the extent necessary to cause the market value of the Stock Consideration to exceed the Cash Consideration (the "Market Value Adjustment"); (ii) if the market value of Camco Shares during the 20 trading days prior to the closing of the Merger (the "Market Average") is less than $15.24 per share or more than $19.05 per share, the Stock Consideration will be reduced pursuant to a formula which could result in the Stock Consideration decreasing to as low as .60797 Camco Shares or increasing to as high as .75968 Camco Shares (the "Market Average Adjustment"); and (iii) if certain environmental remediation costs at certain offices of the Bank exceed $25,000, the aggregate Cash Consideration would be decreased by 130% of such costs (the "Environmental Adjustment"). See "THE MERGER - Exchange of First Ashland Shares."

         The Per Share Merger Consideration was determined as a result of arms-length negotiations between the Boards of Directors of Camco and First Ashland. Such negotiations commenced when Camco made an offer to First Ashland based upon an analysis by Camco of a number of factors, including the book values and earnings per share of Camco and First Ashland, the asset quality of First Ashland and the per share consideration involved in similar transactions. Following such negotiations and a due diligence review of each party by the other, Camco and First Ashland agreed that First Ashland stockholders would receive, in exchange for each First Ashland Share outstanding at the Effective Time, the Per Share Merger Consideration, which, based on a the average of the high bid and low asked price of a Camco Share on March 25, 1996, was equal to $20.49, or approximately 127.4% of the approximately $16.08 fully diluted stockholders' equity per share of First Ashland on December 31, 1995. See "THE MERGER - Background and Reasons for the Merger."

         In the event of a Market Average Adjustment, without giving effect to the Environmental Adjustment, and assuming that the value of the Camco Shares received by First Ashland stockholders is equal to the applicable Market Average, the value of the Per Share Merger Consideration will vary and can result in values lower than $19.13 per share or more than $21.73 per share, depending on market conditions. If the Market Average is less than $13.33, First Ashland may terminate the Agreement. If First Ashland does not elect to terminate the Agreement, the Stock Consideration will be the same as if the Market Average were $13.33, and the value of the Per Share Merger Consideration will be less than $19.13. If the Market Average is more than $20.95, Camco may terminate the Agreement. If Camco does not elect to terminate the Agreement, the Stock Consideration will be the same as if the Market Average were $20.95, and the value of the Per Share Merger Consideration will be more than $21.73. The Agreement establishes no minimum or maximum value for the Per Share Merger Consideration.

         The Stock Consideration has been adjusted to .67492 Camco Shares to give effect to a stock dividend paid by Camco in July 1996. As of the date of this Prospectus and Joint Proxy Statement, there were 1,463,039 First Ashland Shares issued and outstanding, which would result in the issuance of 987,434 Camco Shares at the Effective Time.

         On August __, 1996, the last trading day before the date of this Prospectus and Joint Proxy Statement, the average of the $_____ high bid and the $_____ low asked prices of a Camco Share on Nasdaq equaled $_____. If that is still the value of a Camco Share at the Effective Time, the value of the Stock Consideration will equal, $_____, and the value of the entire Per Share Merger Consideration per First Ashland Share surrendered would equal $_______.

         The Cash Consideration will be paid by Camco utilizing a portion of the assets of First Ashland on a parent-company only basis and a loan from an unrelated commercial bank. Camco has a loan commitment from a commercial bank in the amount of $13.2 million to finance the payment of the Cash Consideration. The amount of funds actually borrowed by Camco pursuant to the commitment will depend upon the amount of First Ashland assets available immediately after the Effective Time. See "THE MERGER - Payment of Cash Consideration."


PARTIES TO THE AGREEMENT

         CAMCO. Camco is a multiple savings and loan holding company organized under Delaware law in 1970. Through its wholly-owned subsidiaries, Cambridge Savings Bank ("Cambridge Savings"), Marietta Savings Bank ("Marietta Savings") and First Federal Savings Bank of Washington Court House ("First Federal"), Camco is engaged in the savings institution business in Ohio. East Ohio Land Title Agency, Inc. ("East Ohio Title"), another wholly-owned subsidiary of Camco, is engaged in the title insurance agency business. Cambridge Savings and Marietta Savings each own 50% of the outstanding stock of Camco Mortgage Corporation ("CMC"), a service corporation engaged in mortgage lending and related activities. Marietta Savings owns 100% of the outstanding stock of WestMar Mortgage Company ("WestMar"), a service corporation engaged in mortgage lending activities, primarily in Wood County, West Virginia.

         Cambridge Savings, which was acquired by Camco in 1971, was incorporated under Ohio law in 1885. The main office of Cambridge Savings is in Cambridge, Ohio. Cambridge Savings has branch offices in Cambridge, Byesville and Uhrichsville, Ohio. In July 1994, Cambridge Savings converted its charter from an Ohio savings and loan association to an Ohio savings bank.

         Established in 1923 under Ohio law, Marietta Savings was acquired by Camco in 1973. Marietta has its main office in Marietta, Ohio, and a branch in Belpre, Ohio. In July 1994, Marietta Savings converted its charter from an Ohio savings and loan association to an Ohio savings bank.

         First Federal, a federal savings bank, was acquired by Camco in 1988. First Federal has its main office in Washington Court House, Ohio, and loan origination offices in Chillicothe, Circleville and Wilmington, Ohio.

         Cambridge Savings, Marietta Savings and First Federal (collectively, the "Banking Subsidiaries") are members of the Federal Home Loan Bank (the "FHLB") of Cincinnati, and the accounts of each are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC") in the Savings Association Insurance

Fund (the "SAIF"). First Federal is subject to regulation, examination and supervision by the Office of Thrift Supervision (the "OTS") and the FDIC. Cambridge Savings and Marietta Savings are regulated by the Ohio Division of Financial Institutions (the "Division") and the FDIC. Camco is regulated by the OTS as a savings and loan holding company.

         The principal source of revenue for Camco on an unconsolidated basis is dividends from the Banking Subsidiaries. Camco, through the Banking Subsidiaries, is principally engaged in the business of making first mortgage loans to finance the purchase, construction or improvement of residential or other real property. Camco also invests in United States Government guaranteed mortgage-backed securities and securities issued by the United States Government and agencies thereof. Funds for loans and investments are obtained primarily from savings deposits, loan principal repayments and borrowings from the FHLB of Cincinnati.

         FIRST ASHLAND. First Ashland is a Delaware corporation, organized by the Bank in 1995 for the purpose of becoming the savings and loan holding company of the Bank. First Ashland owns all the outstanding stock of the Bank issued on April 7, 1995, in connection with the Bank's conversion from the mutual to the stock form of organization (the "Conversion"). First Ashland issued 1,408,750 shares of common stock in the Conversion at $10.00 per share.

         The Bank was originally chartered as a federal savings and loan association in 1936. The Bank serves the financial needs of communities in its market area through its main office located at 1640 Carter Avenue, Ashland, Kentucky, and two branch offices located in Summit and Russell, Kentucky.

         The business of the Bank is primarily attracting deposits from the general public and using such deposits to originate one- to four-family residential mortgages and, to a significantly lesser extent, consumer, commercial real estate and multi-family loans, primarily in its market area. The Bank's revenues are derived principally from interest earned on loans and, to a lesser extent, from interest earned on investments and mortgage-backed and mortgage-related securities. The operations of the Bank are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the OTS and the FDIC. The Bank's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered.

SPECIAL MEETING OF CAMCO STOCKHOLDERS


         The Camco Special Meeting will be held at 2:00 p.m., local time, on September 23, 1996, at Pritchard Laughlin Civic Center, 7033 Glenn Highway, Cambridge, Ohio. At the Camco Special Meeting, stockholders of Camco will be asked to consider and act upon (i) a proposed amendment to the Camco Certificate to increase authorized shares of stock which Camco may issue from 2,600,000 shares to 5,000,000 shares, consisting of 4,900,000 shares of common stock, $1.00 par value per share, and 100,000 shares of preferred stock, $1.00 par value per share, a copy of which is attached hereto as Appendix E; (ii) a proposal to adopt the Agreement, and (iii) such other business as may properly come before the Camco Special Meeting and any adjournment thereof. Only the holders of record of Camco Shares outstanding at the close of business on August 9, 1996 (the "Camco Record Date"), will be entitled to notice of and to vote at the Camco Special Meeting and any adjournment thereof. As of the Camco Record Date, _________ Camco Shares were outstanding and entitled to vote and held of record by approximately ___ stockholders. The affirmative vote of the holders of a majority of the outstanding Camco Shares, voting in person or by proxy, will be necessary to approve the Amendment and to adopt the Agreement and approve the Merger. The affirmative vote, therefore, of the holders of _______ Camco Shares will be necessary to approve the Amendment and to adopt the Agreement.

         As of the Camco Record Date, the directors and executive officers of Camco owned, in the aggregate, _______ Camco Shares, or ____% of the outstanding Camco Shares. The directors and executive officers of Camco and their respective affiliates have indicated that they intend to vote all such Camco Shares for the approval of the Amendment and for the adoption of the Agreement and the approval of the Merger. Assuming the affirmative vote of all Camco Shares owned by the directors and executive officers of Camco, the affirmative vote of an additional _______ Camco Shares, representing an additional ____% of the outstanding Camco Shares, will be necessary to approve the Amendment and to adopt the Agreement. See "SPECIAL MEETING OF CAMCO STOCKHOLDERS Shares Outstanding and Entitled to Vote and Record Date, and - Vote Required."

         The presence, in person or by proxy, of the holders of a majority of the outstanding Camco Shares entitled to vote at the Camco Special Meeting will be necessary to constitute a quorum at the Camco Special Meeting. Each Camco stockholder will be entitled to one vote for each Camco Share held. Under applicable law, shares which are held by a nominee for a beneficial owner and which are represented in person or by proxy at the Camco Special Meeting, but which are not voted with respect to the approval of the Amendment and the adoption of the Agreement ("Non-votes"), will be counted as present for purposes of establishing a quorum. The effect of an abstention or Non-vote will be the same as a vote against the adoption of the Agreement.

         The Camco Shares represented by each properly executed proxy received before the Camco Special Meeting and not revoked prior to use will be voted at the Camco Special Meeting, or any adjournment thereof, as specified on such proxy or, in the absence of specific instructions to the contrary, will be voted for the Amendment and for the adoption of the Agreement. Any Camco stockholder who has executed and returned a proxy may revoke such proxy at any time before it is voted by executing and returning to Camco a proxy bearing a later date or by giving notice of revocation to Camco in writing or at the Camco Special Meeting. The mere presence at the Camco Special Meeting of a Camco stockholder who has executed and returned a proxy will not revoke the proxy. See "SPECIAL MEETING OF CAMCO STOCKHOLDERS - Voting and Solicitation and Revocation of Proxies."

SPECIAL MEETING OF FIRST ASHLAND STOCKHOLDERS


         The First Ashland Special Meeting will be held at 10:00 a.m., local time, on September 20, 1996 at AEP Auditorium, 701 Central Avenue, Ashland, Kentucky. At the First Ashland Special Meeting, First Ashland stockholders will be asked to consider and act upon (i) a proposal to adopt the Agreement, and
(ii) such other business as may properly come before the First Ashland Special Meeting and any adjournment thereof. Only the holders of record of First Ashland Shares outstanding at the close of business on August 9, 1996 (the "First Ashland Record Date"), will be entitled to notice of and to vote at the First Ashland Special Meeting and any adjournment thereof. The affirmative vote of the holders of a majority of the outstanding First Ashland Shares, voting in person or by proxy, is required to adopt the Agreement and approve the Merger. As of the First Ashland Record Date, _______ First Ashland Shares were outstanding and entitled to vote and were held of record by approximately ___ stockholders. The affirmative vote, therefore, of the holders of ______ First Ashland Shares will be necessary to adopt the Agreement.

         As of the First Ashland Record Date, the directors and executive officers of First Ashland owned, in the aggregate, ______ First Ashland Shares, or ____% of the outstanding First Ashland Shares, including shares allocated to them in First Ashland's Employee Stock Ownership Plan ("ESOP") over which those individuals have voting power. Unallocated ESOP shares are voted in the same proportion as allocated ESOP shares, including the __ ESOP shares allocated to directors and executive officers. The directors and executive officers of First Ashland and their respective affiliates have agreed to or indicated that they intend to vote all such First Ashland Shares for the adoption of the Agreement. Assuming the affirmative vote of all First Ashland Shares owned by the directors and executive officers of First Ashland, the affirmative vote of the holders of an additional ______ First Ashland Shares, representing an additional ____% of the outstanding First Ashland Shares, will be necessary to adopt the Agreement. See "SPECIAL MEETING OF FIRST ASHLAND STOCKHOLDERS - Shares Outstanding and Entitled To Vote and Record Date, and - Vote Required."


         The First Ashland stockholders present, in person or by proxy, at the First Ashland Special Meeting will constitute a quorum at the First Ashland Special Meeting. Each First Ashland stockholder will be entitled to one vote for each First Ashland Share held. Under applicable law, shares which are held by a nominee for a beneficial owner and which are represented in person or by proxy at the First Ashland Special Meeting, but which are Non-votes, will be counted as present for purposes of establishing a quorum. The effect of an abstention or Non-vote will be the same as a vote against the adoption of the Agreement.

         The First Ashland Shares represented by each properly executed proxy received before the First Ashland Special Meeting and not revoked prior to use will be voted at the First Ashland Special Meeting, or any adjournment thereof, as specified on such proxy or, in the absence of specific instructions to the contrary, will be voted for the adoption of the Agreement. Any First Ashland stockholder who has executed and returned a proxy may revoke such proxy at any time before it is voted by executing and returning to First Ashland a proxy bearing a later date or by giving notice of revocation to First Ashland in writing or at the First Ashland Special Meeting. The mere presence at the First Ashland Special Meeting of a First Ashland stockholder who has executed and returned a proxy will not revoke the proxy. See "SPECIAL MEETING OF FIRST ASHLAND STOCKHOLDERS - Voting and Solicitation and Revocation of Proxies."

BACKGROUND AND REASONS FOR THE MERGER

         CAMCO. Camco's strategic plan is to deliver a wide array of financial products and services through a network of community-based financial institutions which benefit from the centralized support provided by the holding company structure while operating autonomously in their respective markets under the direction of management personnel who maintain close ties to the communities they serve. In pursuing growth, Camco has paid particular attention to opportunities in geographic areas contiguous to its existing market areas, which currently consist of portions of central and southeastern Ohio.

         Expansion into the Ashland area offers Camco the unique opportunity to achieve geographic diversification while maintaining geographic proximity to the existing Camco markets. Camco believes that market conditions in the Ashland area are conducive to increased mortgage lending and deposit growth and that the Bank will be able to accomplish this as a member of the Camco group more competitively than it could have done independently.


         In pursuing growth opportunities, Camco's Board of Directors is committed to increasing shareholder value in the intermediate and long term. The Board carefully analyzed the potential dilutive effects of the Merger. Considering the potential benefits of the Merger, including growth and earnings, the directors concluded that the dilution attributable to the Merger in the short term would be acceptable in view of the intermediate and longer-term potential for enhanced shareholder value. Another potential benefit of the Merger is additional liquidity in the market for Camco Shares. As a result of the Merger, the number of Camco stockholders will increase by approximately 63% and the number of outstanding Camco Shares will increase by approximately 48%. See "BACKGROUND AND REASONS FOR THE MERGER - Camco" for a more complete discussion of Camco's reasons for entering into the Agreement.


         Based upon all of the foregoing and the receipt and review of the opinion of National Capital Companies, LLC ("NCC"), the directors of Camco concluded that the terms of the Merger, as set forth in the Agreement, were fair to, and in the best interests of, the Camco stockholders and, on March 25, 1996, authorized the appropriate officers of Camco to execute the Agreement. See "BACKGROUND AND REASONS FOR THE MERGER - Opinion of NCC."

         FIRST ASHLAND. The Board of Directors of First Ashland has unanimously adopted the Merger Agreement and approved the transactions contemplated thereby and has determined that the Merger is in the best interests of First Ashland and its stockholders. The First Ashland Board therefore recommends that stockholders vote FOR approval of the Agreement at the Special Meeting.


         For a discussion of the factors considered by the First Ashland Board in reaching its decision to adopt the Agreement and approve the transactions contemplated thereby, see "BACKGROUND AND REASONS FOR THE MERGER First Ashland". Based on such factors and the receipt and review of the opinion of Capital Resources Group, Inc. ("CRG"), the directors of First Ashland concluded that the terms of the Merger, as set forth in the Agreement, were fair to, and in the best interests of, the First Ashland stockholders and, on March 25, 1996, authorized the appropriate officers of First Ashland to execute the Agreement. See "BACKGROUND AND REASONS FOR THE MERGER Opinion of CRG."


OPINION OF NCC


         NCC has delivered its written opinion to the Board of Directors of Camco to the effect that, as of March 25, 1996, and as of August 8, 1996, the terms of the Merger in respect of the Per Share Merger Consideration were fair to Camco stockholders from a financial point of view. A copy of the opinion of NCC, dated as of August 8, 1996, is attached hereto as Appendix B. The opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made and matters considered by NCC and for a description of the limitations of the opinion. See "BACKGROUND AND REASONS FOR THE MERGER - Opinion of NCC."


OPINION OF CRG


         CRG has delivered its written opinion to the Board of Directors of First Ashland to the effect that, as of March 22, 1996, and as of August __, 1996, the Per Share Merger Consideration was fair to First Ashland stockholders from a financial point of view. A copy of the opinion of CRG, dated as of August __, 1996, is attached hereto as Appendix C. The opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made and matters considered by CRG and for a description of the limitations of the opinion. See "THE MERGER - Opinion of CRG."


TERMS OF THE MERGER


         EXCHANGE OF FIRST ASHLAND SHARES. At the Effective Time, First Ashland will merge with and into Camco and Camco will be the continuing and surviving corporation. As a result of the consummation of the Merger, each of the First Ashland Shares will be cancelled and extinguished in consideration and exchange for the Per Share Merger Consideration. On August __, 1996, the last trading date before the date of this Prospectus and Joint Proxy Statement, none of the adjustments provided for in the Agreement would have been required to be made to the Per Share Merger Consideration.


         As of the date of this Prospectus and Joint Proxy Statement, there were 1,463,039 First Ashland Shares issued and outstanding and 129,598 First Ashland Shares subject to outstanding options, the exercise price of each of which was $14.25 (the "First Ashland Options").


         Each of the First Ashland Options will be assumed by Camco and become an option to purchase a number of Camco Shares equal to the product of the number of shares subject to the First Ashland Option, multiplied by the Option Exchange Ratio (hereinafter defined) and the exercise price of each such option shall be an amount equal to the quotient of $14.25 divided by the Option Exchange Ratio. The Option Exchange Ratio is the value of the Per Share Merger Consideration, giving effect to applicable adjustments, if any, on the last day of trading prior to the date of the closing of the Merger (the "Closing Date"), divided by the Market Value (hereinafter defined) of Camco Shares on such date. See "THE MERGER - Exchange of First Ashland Shares."

         FRACTIONAL SHARES. No fractional shares of Camco will be issued in the Merger. In lieu of any such fractional shares, Camco will pay to each holder of First Ashland Shares who otherwise would be entitled to receive a fraction of a Camco Share an amount in cash based on the Market Value of Camco Shares.

         REPRESENTATIONS, WARRANTIES AND COVENANTS. Each of Camco, First Ashland and the Bank has made certain representations and warranties in the Agreement in respect of various matters, including, but not limited to, the corporate organization and financial condition of each. In addition, First Ashland and the Bank have made certain covenants in respect of various matters, including, but not limited to, the conduct of its business between the date of the Agreement and the Effective Time. See "THE MERGER - Representations, Warranties and Covenants."

         CONDITIONS AND EFFECTIVE TIME. The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, but not limited to the approval of the Amendment by Camco stockholders, the adoption of the Agreement by the affirmative vote of the holders of a majority of the issued and outstanding Camco Shares and by the affirmative vote of the holders of a majority of the issued and outstanding First Ashland Shares, the receipt of all necessary regulatory approvals, the exercise of dissenters' rights by the holders of no more than 5% of the outstanding First Ashland Shares, the absence of any material adverse change in the business, operations, properties, assets or financial condition of Camco, First Ashland or the Bank since March 25, 1996, and First Ashland having stockholders' equity immediately prior to the Effective Time of at least $23.8 million, exclusive of certain expenses of the Merger and accounting and other adjustments described in the Agreement. Following the satisfaction or waiver of all such conditions, a Certificate of Merger will be filed as soon as practicable with the Secretary of State of Delaware (the "Secretary of State"), after which the Merger will be effective. See "THE MERGER
- - Conditions, and - Effective Time."


         Camco has submitted an application to the OTS seeking approval of Camco's acquisition of the Bank as a result of the Merger. Such approval is expected to be received by late September, and it is currently anticipated that the Merger will be consummated in October 1996.


         TERMINATION. The Agreement may be terminated and the Merger abandoned upon the occurrence of certain events, including, but not limited to, the mutual agreement of the parties, the failure to satisfy or waive all conditions or the failure to consummate the Merger on or before February 28, 1997. See "The MERGER
- - Termination and Amendment."

         TAX AND ACCOUNTING TREATMENT. The following is a summary discussion of the material federal income tax consequences of the Merger. This summary does not purport to discuss all aspects of federal income taxation that may be applicable to particular stockholders, some of whom may be subject to special rules, nor does it address any aspects of state, local or foreign tax laws. This summary is based upon current federal law, which is subject to change. First Ashland stockholders are advised to consult their own tax advisors.


         The consummation of the Merger is conditioned upon the receipt of an opinion of Camco's counsel to the effect that the Merger will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). Camco has received the opinion of Vorys, Sater, Seymour and Pease that the Merger will constitute a non-taxable reorganization for federal income tax purposes and that no gain or loss will be recognized by the stockholders of First Ashland upon the issuance of Camco Shares as the Stock Consideration. A gain or loss may be recognized, however, on the Cash Consideration and cash received pursuant to the exercise of dissenters' rights by First Ashland stockholders. Neither the opinion of counsel nor the discussion of federal income tax consequences in this Prospectus and Joint Proxy Statement is binding upon either the Internal Revenue Service (the "IRS") or the courts. See "THE MERGER - Income Tax Consequences" and "RIGHTS OF FIRST ASHLAND DISSENTING STOCKHOLDERS".


         The Merger will be subject to the purchase method of accounting, resulting in the creation of approximately $3.5 million in goodwill, which will be amortized over a period of 25 years. See "THE MERGER - Accounting Treatment."

INCREASE IN CAMCO'S AUTHORIZED SHARES


         The Camco Certificate currently authorizes 2,600,000 shares of capital stock, $1.00 par value, consisting of 2,500,000 common shares, $1.00 par value per share, and 100,000 preferred shares, $1.00 par value per share. As of August _, 1996, there were 2,075,641.1 common shares issued and outstanding, $1.00 par value per share, and 73,675 common shares reserved for issuance upon the exercise of options granted by Camco. Therefore, only 350,683 common shares are available for issuance in the Merger.

         At the Effective Time, Camco will be obligated to issue up to 987,434 shares and will need to reserve additional shares for Camco options issued to holders of First Ashland Options. Pursuant to the Option Exchange Ratio, based on the value of Camco Shares on August __, 1996, the last trading date before the date of this Prospectus and Joint Proxy Statement, approximately 149,038 shares will have to be reserved for Camco options issued in exchange for First Ashland Options. Therefore, the number of authorized common shares must be increased to enable Camco to effect the Merger. In addition, the Board of Camco believes it is advisable to authorize additional common shares to be available for any possible acquisitions of other financial institutions or for other corporate purposes, such as stock dividends or stock options.


         The stockholders of Camco must approve the Amendment by an affirmative vote of a majority of the outstanding Camco Shares on the Camco Record Date. Failure to approve the Amendment will result in the termination of the Agreement and the Merger and the payment of a termination fee of $200,000 by Camco. See "THE MERGER - Termination and Amendment" and "PROPOSED AMENDMENT TO THE CAMCO CERTIFICATE."

RECOMMENDATION OF THE BOARDS OF DIRECTORS OF CAMCO AND FIRST ASHLAND

         The Board of Directors of Camco unanimously recommends that Camco stockholders vote FOR the approval of the Amendment. In addition, the Boards of Directors of Camco and First Ashland believe that the consummation of the Merger is in the best interests of their respective institutions and stockholders. Accordingly, the Boards of Directors of Camco and First Ashland unanimously recommend that the stockholders of their respective institutions vote FOR the adoption of the Agreement.

COMPARISON OF RIGHTS OF HOLDERS OF CAMCO SHARES AND FIRST ASHLAND SHARES

         The rights of the holders of First Ashland Shares are currently governed by Delaware law and by First Ashland's Certificate of Incorporation and Bylaws. Upon the consummation of the Merger, First Ashland's stockholders, except holders who exercise and perfect dissenters' rights, will become stockholders of Camco and their rights will be governed thereafter by Delaware law and by the Camco Certificate and the By-laws of Camco.

         The rights of holders of First Ashland Shares and those of holders of Camco Shares differ in some respects, but are similar in most material respects. The differences are attributable to variations between the Camco Certificate and Bylaws and First Ashland's Certificate of Incorporation and Bylaws. See "DESCRIPTION OF CAMCO SHARES" and "COMPARISON OF RIGHTS OF HOLDERS OF CAMCO SHARES AND HOLDERS OF FIRST ASHLAND SHARES."

EXCHANGE OF CERTIFICATES EVIDENCING FIRST ASHLAND SHARES

         As soon as practicable after the consummation of the Merger, each First Ashland stockholder will be advised of such consummation by a letter accompanied by instructions for use in surrendering the certificate or certificates evidencing First Ashland Shares to Registrar and Transfer Company, the exchange agent for the Merger (the "Exchange Agent"). CERTIFICATES FOR FIRST ASHLAND SHARES SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNTIL AFTER RECEIPT OF THE LETTER OF TRANSMITTAL AND SHOULD NOT BE RETURNED TO CAMCO OR FIRST ASHLAND WITH THE ENCLOSED PROXY. See "THE MERGER - Exchange of Certificates Evidencing First Ashland Shares."

RESALE OF CAMCO SHARES

         The Camco Shares to be issued upon the consummation of the Merger have been registered with the Commission under the Securities Act and will be freely transferable, except for Camco Shares received by persons who may be deemed to be affiliates of First Ashland or Camco. The term "affiliate" is defined in Rule 145 of the Commission under the Securities Act and generally includes executive officers, directors and controlling stockholders. Affiliates may not sell their Camco Shares, except pursuant to an effective registration statement under the Securities Act covering the Camco Shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. See "THE MERGER - Resale of Camco Shares."

FIRST ASHLAND DISSENTERS' RIGHTS

         Any stockholder of First Ashland who does not vote in favor of the adoption of the Agreement and who delivers a written demand for an appraisal by the Delaware Court of Chancery (the "Chancery Court") of the fair value of such stockholder's shares prior to the First Ashland Special Meeting and in the manner provided by Delaware General Corporation Law ("DGCL") ss. 262, a copy of which is attached hereto as Appendix D, shall be entitled, if and when the Merger is consummated, and upon strict compliance with certain procedures set forth in DGCL ss. 262, to receive the fair value of the holders' First Ashland Shares, if such dissenter is a stockholder of First Ashland at the Effective Time. A First Ashland stockholder who wishes to submit a written demand for an appraisal of the fair cash value of First Ashland Shares should deliver such notice to First Ashland Financial Corporation, 1640 Carter Avenue, Ashland, Kentucky, 41105 Attention: Paul D. Leake. See "RIGHTS OF FIRST ASHLAND DISSENTING STOCKHOLDERS."

MARKET PRICES


         Camco Shares are quoted on Nasdaq under the symbol "CAFI". At the Camco Record Date, there were approximately ____ holders of record of the Camco Shares.


         The following table sets forth the high and low bid prices for Camco Shares on Nasdaq for the periods indicated and the cash dividends per Camco Share declared during such periods:


                                                                                                        Cash Dividends
Quarter Ended(1)                              High                            Low                        Declared(2)
- ----------------                              ----                            ---                        -----------

March 31, 1994                               $10.73                         $10.29                        $     -

June 30, 1994                                 11.14                          10.93                         0.1544

September 30, 1994                            12.19                          12.19                              -

December 31, 1994                             13.09                          13.09                         0.1624

March 31, 1995                                13.99                          12.19                         0.0858

June 30, 1995                                 13.54                          13.09                         0.0903

September 30, 1995                            17.58                          13.54                         0.0950



December 31, 1995                             17.58                          15.91                         0.0998

March 31, 1996                                18.05                          15.91                         0.1045
- ---------------------------

(1) Amounts have been restated to give effect to 5% stock dividends in June 1994 and 1995 and July 1996.

(2) The ability of Camco to pay dividends to its stockholders is significantly impacted by the amount of dividends the Banking Subsidiaries, and after the Merger, the Bank, can pay to Camco. The Banking Subsidiaries and the Bank may not pay dividends that would reduce their capital to below regulatory limits and both First Federal and the Bank are subject to OTS regulations which limit the level of dividends each institution may pay. See "REGULATION OF FIRST ASHLAND - Limitations on Dividends and Other Capital Distributions."


          First Ashland Shares are quoted on the Nasdaq Small Cap Market ("NSCM") under the symbol "FSBS". At the First Ashland Record Date, there were approximately ______ holders of First Ashland Shares.


         The following table sets forth the high and low bid prices for First Ashland common shares on the NSCM for the periods indicated:

                                                                                                       Cash Dividends
Quarter Ended                                 High                            Low                         Declared
- -------------                                 ----                            ---                      --------------
June 30, 1995(1)                             $14.00                          $12.00                          -

September 30, 1995                            14.75                           13.00                          -

December 31, 1995                             14.75                           12.00                          -

March 31, 1996                                19.25                           14.25                        $.30
- ------------------------------

(1) Reflects the period from April 7, 1995, the initial issuance of First Ashland Shares, to June 30, 1995.


         First Ashland has agreed that it will not pay any additional dividends prior to the Merger. The ability of First Ashland to pay dividends, in any event, depends, in part, on the ability of the Bank to pay dividends to First Ashland. See "REGULATION OF FIRST ASHLAND - Limitations on Dividends and Other Capital Distributions."

SELECTED CONSOLIDATED FINANCIAL DATA


         The following table presents selected consolidated financial data for
(a) Camco for each of the three years in the period ended December 31, 1995, and for the three months ended March 31, 1996 and 1995, (b) First Ashland for each of the three years in the period ended September 30, 1995 and for the six months ended March 31, 1996 and 1995, and (c) Camco and First Ashland combined on a pro forma basis for the fiscal year ended December 31, 1995 and for the three months ended March 31, 1996, as if the Merger had been effective on January 1, 1995, and January 1, 1996, respectively. The data for the period ended March 31, 1996, is derived from unaudited consolidated financial statements. However, in the opinion of the respective managements of Camco and First Ashland, all adjustments necessary for a fair presentation of financial condition and results of operations have been made.

         The following tables should be read in conjunction with the consolidated financial statements and other financial information of Camco and First Ashland, respectively, included herein and the pro forma unaudited condensed combined consolidated financial information giving effect to the Merger included elsewhere in this Prospectus and Joint Proxy Statement. THE PRO FORMA COMBINED INFORMATION PRESENTED BELOW IS NOT NECESSARILY INDICATIVE OF THE RESULTS WHICH ACTUALLY WOULD HAVE BEEN OBTAINED IF THE MERGER HAD BEEN CONSUMMATED IN THE PAST OR WHICH MAY BE OBTAINED IN THE FUTURE.

                                             Three months ended March 31,               Year ended December 31,
                                             ----------------------------               -----------------------
                                               1996             1995             1995               1994            1993
                                             --------         --------          -------           --------        --------
                                                    (Unaudited)
                                                                        (Dollars in thousands)

CAMCO
Balance sheet data (period end):
   Assets                                   $343,711         $333,585          $346,469           $324,627       $277,098
   Investment securities - at cost            16,498           24,559            19,283             27,333         29,104
   Investment securities available for
        sale - at market                       3,141            3,025             3,131              2,978              -
   Mortgage-backed securities - at cost        4,847            5,353             5,002              5,452          9,315
   Mortgage-backed securities
        available for sale - at market           857            1,420               985              1,464              -
   Loans receivable - net                    286,438          274,772           291,233            260,991        192,299
   Deposits                                  290,301          277,333           286,574            266,861        252,219
   FHLB advances                              20,069           26,603            26,078             26,511              -
   Stockholders' equity, restricted           28,625           25,232            27,693             24,741         19,826

Income statement data:
   Total interest income                   $   6,643          $ 5,969         $  25,440          $  19,759      $  18,990



   Total interest expense                      3,602            3,291            14,257             10,233          9,752
   Net interest income                         3,041            2,678            11,183              9,526          9,238
   Provision for loan losses                      21               35               143                 97            310
   Other income                                  944              502             3,293              2,578          3,106
   General, administrative and other
        expense                                2,208            2,201             8,775              8,154          6,963
   Net earnings                            $   1,159         $    623         $   3,648          $   2,542      $   3,324

Stockholders' equity to total assets             8.3%             7.6%              8.0%               7.6%           7.2%


                                              Six months ended March 31,                Year ended September 30,
                                              --------------------------                ------------------------
                                               1996             1995             1995               1994            1993
                                             --------         --------          -------           --------        --------
                                                    (Unaudited)
                                                                        (Dollars in thousands)

FIRST ASHLAND(1)
Balance sheet data (period end):
  Assets                                     $86,860          $87,979           $88,888        $75,135           $73,700
  Investment securities - at cost              5,768            4,255            13,008          3,622               (?)
  Investment securities available
      for sale - at market                     5,207            1,445             1,487              -                 -
  Mortgage-backed securities - at
       cost                                    7,242            7,930             7,652          8,247            10,992
  Loans receivable - net                      62,536           58,211            61,641         56,587            51,525
  Deposits                                    60,646           57,609            59,915         59,808            61,557
  FHLB Advances                                2,003            6,030             5,017          4,793             2,232
   Stockholders' equity, restricted(2)        23,631           10,486            23,484         10,206             9,589

Income statement data:
  Total interest income                      $ 3,194          $ 2,663           $ 5,802        $ 5,332           $ 5,424
  Total interest expense                       1,661            1,529             3,221          2,728             2,839
  Net interest income                          1,533            1,134             2,581          2,604             2,585
  Provision for loan losses                       20                7                 -             41                22
  Other  income (loss)                            49               34                86           (107)               70
  General, administrative and other
       expense                                   971              741             1,638          1,587             1,191
  Net earnings                              $    410         $    278          $    716       $    585          $    979

Stockholders' equity to total
  assets                                        27.2%            11.9%             26.4%          13.6%             13.0%

- ----------------------------

(1) First Ashland completed its public offering and purchased all of the outstanding stock of the Bank on April 7, 1995. All periods prior to April 7, 1995, reflect information representing only the Bank as a mutual institution without any stock or stockholders.


                                                       Three months                         Year ended
                                                  ended March 31, 1996                 December 31, 1995(1)
                                                  ---------------------                --------------------
  PRO FORMA COMBINED
  Statement of condition data (period end):
    Assets                                              $423,261                           $429,375
    Deposits                                             351,481                            348,618
    Loans receivable - net                               349,649                            355,472
    Stockholders' equity, restricted                      45,285                             44,483
  Income statement data:
    Net interest income                                 $  3,739                           $ 13,589
    Provision for loan losses                                 36                                141
    Net earnings                                           1,361                              4,282
  Stockholders' equity to total assets                      10.7%                              10.4%
- -----------------------------


(1) The pro forma data as of and for the year ended December 31, 1995, has been computed by applying the March 31, 1996, fair value adjustments to the historic amounts of the combined entities. See "PRO FORMA UNAUDITED CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS" for a discussion of such fair value adjustments.


COMPARATIVE PER SHARE DATA


         The following table sets forth the book value per common share, market value, cash dividends paid and net earnings of (a) Camco on a historical basis,
(b) First Ashland on a historical basis, and (c) Camco on a pro forma basis adjusted to give effect to the Merger as if the Merger had been consummated as of the dates and at the beginning of the periods presented. The following information should be read in conjunction with the historical consolidated audited financial statements and consolidated unaudited financial information of Camco and First Ashland included herein or incorporated by reference in this Prospectus and Joint Proxy Statement and the pro forma unaudited condensed combined consolidated financial information giving effect to the Merger included elsewhere in this Prospectus and Joint Proxy Statement. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "PRO FORMA UNAUDITED CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS." THE INFORMATION PRESENTED BELOW IS NOT NECESSARILY INDICATIVE OF THE RESULTS WHICH ACTUALLY WOULD HAVE BEEN OBTAINED IF THE MERGER HAD BEEN CONSUMMATED IN THE PAST OR WHICH MAY BE OBTAINED IN THE FUTURE.

                                                      Three months                                Year ended
                                                  ended March 31, 1996                           December 31,
                                                  --------------------                      --------------------
                                                                                    1995           1994           1993
                                                                                   ------         ------         ------

CAMCO HISTORICAL DATA(1)
Earnings per common share                                $    .56                 $  1.76         $  1.40      $  1.83
Cash dividends paid per common share                          .1045                   .3708           .3168        .2615
Book value per common share
   (at period end)                                          13.79                   13.35           12.53        12.03


                                                      Three months                              Year ended
                                                  ended March 31, 1996                         September 30,
                                                  --------------------                      --------------------
                                                                                    1995           1994           1993
                                                                                   ------         ------         ------
FIRST ASHLAND HISTORICAL DATA(2)
Earnings per common share                               $    .17                  $   .57           -             -
Cash dividends paid per common share                         .30                        -           -             -
Book value per common share
   (at period end)                                         16.15                    16.67           -             -


                                                       Three months                              Year ended
                                                   ended March 31, 1996                      December 31, 1995
                                                   --------------------                      -----------------

PRO FORMA COMBINED(2)(3)
Earnings per common share                                $   .45                                   $  1.40
Cash dividends per common share                              .1045                                     .3708
Book value per common share                                14.77                                     14.78
Tangible book value per common share(4)                    13.72                                     13.70
- ------------------------------



(1) Earnings per share, dividends and book value per common share have been adjusted to give effect to 5% stock dividends paid during the years ended or ending December 31, 1996, 1995 and 1994, and a two-for-one stock split paid in the form of a 100% stock dividend in the year ended December 31, 1993. Earnings per common share and cash dividends paid per common share are based on weighted average common shares outstanding totaling 2,070,050 for the three months ended March 31, 1996, and 2,068,866, 1,814,227 and 1,810,946 for each of the years ended December 31, 1995, 1994 and 1993, respectively.

(Footnotes continued on next page)


(2) First Ashland completed its public offering and purchased all the shares of the Bank on April 7, 1995. Prior to that date, neither First Ashland or the Bank had any common shares issued and outstanding (other than shares issued for purposes of organizing First Ashland). For the three months ended March 31, 1996, and the year ended September 30, 1995, First Ashland is deemed to have 1,313,868 and 1,307,150 weighted average shares outstanding for purposes of computing earnings per share and cash dividends paid per common share.


(3) Pro forma combined earnings per common share and dividends per share are determined using weighted average common shares of 3,057,409 and 3,056,299 for the three months ended March 31, 1996, and the year ended December 31, 1995, respectively. Book value and tangible book value per common share are computed based upon 2,911,894 shares of common stock outstanding. Pro forma book value per common share and tangible book value per common share as of December 31, 1995, have been computed by applying the March 31, 1996, fair value adjustments to the historic amounts of the combined entities. See "PRO FORMA UNAUDITED CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS" for a discussion of such fair value adjustments.


(4) Tangible book value per common share is stockholders' equity less goodwill divided by outstanding shares.

                                  INTRODUCTION


         This Prospectus and Joint Proxy Statement constitutes both a Prospectus of Camco with respect to the issuance of up to 987,434 Camco Shares to be issued in connection with the Merger and the Joint Proxy Statement of Camco and First Ashland for use in connection with the solicitation of proxies by the Boards of Directors of Camco and First Ashland to be used at the Camco Special Meeting and the First Ashland Special Meeting. This Prospectus and Joint Proxy Statement is being mailed to stockholders of Camco and First Ashland commencing on or about August __, 1996.


         All information contained in this Prospectus and Joint Proxy Statement relating to Camco has been furnished by Camco. All information relating to First Ashland and the Bank has been furnished by First Ashland. The party furnishing any such information is responsible for the accuracy thereof.


                      BACKGROUND AND REASONS FOR THE MERGER

CAMCO

         Camco's strategic plan is to deliver a wide array of financial products and services through a network of community-based financial institutions which benefit from the centralized support provided by the holding company structure while operating autonomously in their respective markets under the direction of management personnel who maintain close ties to the communities they serve. Since adopting the holding company structure in 1970 with a single thrift charter, the Camco group has expanded over the years to include three distinct financial institution charters and several subsidiaries engaged in mortgage-related activities.

         In pursuing growth, Camco has paid particular attention to opportunities in geographic areas contiguous to its existing market areas, which currently consist of portions of central and southeastern Ohio. Camco identified northeastern Kentucky as a potential market for Camco for a variety of reasons, including geographic considerations, the competitive features of the northeastern Kentucky market and recent developments in interstate banking generally.

         Expansion into the Ashland area offers Camco the unique opportunity to achieve geographic diversification while maintaining geographic proximity to the existing Camco markets. Despite its geographic proximity to Ohio, the Ashland economy is distinct from the Ohio markets in which Camco operates. Ashland's major employers are in the industries of fuel and steel production, medical services, transportation, and public utilities. Camco's markets include the chemical and ferro alloy production industries, fabrication plants for plastics, metal and detergent products, assembly plants for office filing systems and medical and industrial research equipment and agriculture. The economic diversity of the Camco markets lessens the impact on Camco's net income of downturns in an individual industry. The economic characteristics of First Ashland's market will add to that diversity. The geographic proximity will enable Camco to provide holding company support, such as data processing, human resources, accounting, regulatory compliance and reporting and marketing assistance, with greater efficiency.

         The Ashland market is served by five savings institutions and six commercial banks. At March 31, 1996, the Bank accounted for 16% of the loans originated in its market area. Camco believes that market conditions in the Ashland area are conducive to deposit growth and increased mortgage lending. First Ashland has historically been a portfolio lender, whereas Camco has been a very active seller of loans in the secondary market in recent years through its mortgage-banking subsidiaries. Camco believes that its consolidated mortgage-banking revenue can be enhanced through the effective implementation of Camco's mortgage-banking operation at the Bank. Introduction of Camco's "Advantage Banking" program offers an additional opportunity to expand the Bank's lending and deposit relationships with its existing customer base and to attract new customers. The Bank has an experienced management team which will enable it to maintain a strong relationship with the local community, while Camco management provides the support necessary to the local management group to expand the range of products and services.


         In pursuing growth opportunities, Camco's Board of Directors is committed to increasing shareholder value in the intermediate and long term. In evaluating the Merger, the Board carefully analyzed the potential dilutive effects of the Merger. At March 31, 1996, and December 31, 1995, Camco's stockholders' equity was $28.6 million and $27.7 million, respectively, or $13.79 and $13.35 per share, respectively. Net earnings for the three months ended March 31, 1996, and the year ended December 31, 1995, were $1.2 million and $3.6 million, respectively, or $.56 and $1.76 per share, respectively. After giving effect to the Merger, including all pro forma adjustments consistent with generally accepted accounting principles ("GAAP"), the fully-diluted stockholders' equity of Camco on a pro forma combined basis is $45.3 million, or $14.77 per share, at March 31, 1996, and the fully-diluted earnings per share on a pro forma combined basis is $.45 for the three-months ended March 31, 1996. GAAP adjustments do not give effect to anticipated cost savings as a result of operating efficiencies, revenue enhancements and growth opportunities which Camco believes can be achieved through the Merger. After considering such factors, the Board of Directors concluded that, in view of the intermediate and longer-term prospects for enhanced shareholder value, the Merger is in the best interests of Camco and its stockholders, notwithstanding the dilution to earnings per share on a pro forma basis.


         Another potential benefit of the Merger is additional liquidity in the market for Camco Shares. As a result of the Merger, the number of Camco stockholders will increase by approximately 63% and the number of outstanding Camco Shares will increase by approximately 48%.

         Based upon all of the foregoing and the receipt and review of the opinion NCC, the directors of Camco concluded that the terms of the Merger, as set forth in the Agreement, were fair to, and in the best interests of, the Camco stockholders and, on March 25, 1996, authorized the appropriate officers of Camco to execute the Agreement. See "THE MERGER - Opinion of NCC."

FIRST ASHLAND

         The Bank has operated for 60 years as a community-oriented savings institution primarily serving the personal banking needs of residents of the Ashland, Kentucky area. The Bank's emphasis on accepting deposits from the general public and originating loans secured by single family residential properties located in its market area has remained relatively constant over the years. In recent years, however, the financial markets of which the Bank is a part, and especially the regulatory environment in which the Bank operates, have become increasingly complex and uncertain. In April 1995, the Bank converted from the mutual to the stock form of organization and simultaneously reorganized with First Ashland becoming its holding company. Since the conversion, management of First Ashland has focused its attention primarily on increasing its core business while reviewing its strategic alternatives in light of its size, the increasing consolidation of the banking industry, and other relevant considerations.

           In January 1996, Camco contacted First Ashland and expressed an interest in a possible business combination. This contact was followed by a written indication of interest presented to the Board of Directors of First Ashland (the "First Ashland Board"), outlining general terms of a possible merger of First Ashland and Camco. At the January meeting of the First Ashland Board, Camco's inquiry was discussed, and representatives of CRG presented an overview of several strategic alternatives available to First Ashland with Camco, including a preliminary analysis of the inquiry from Camco. Among the topics discussed were whether First Ashland and the Bank should remain independent or merge with a larger institution and, if First Ashland were to seek a merger, how First Ashland would develop and evaluate merger opportunities. The First Ashland Board authorized CRG to continue its strategic analysis of First Ashland and of the Camco expression of interest.

           Subsequently, representatives of CRG presented further analysis of First Ashland's strategic alternatives, including comparative estimates of the returns to stockholders of First Ashland if, on one hand, First Ashland were to remain an independent savings institution or, on the other hand, First Ashland were to merge with a larger institution, such as Camco. The CRG representatives also supplemented their preliminary analysis of the inquiry from Camco with additional information regarding Camco and possible terms of a merger. Upon consideration of the information presented and discussed at the meeting, the First Ashland Board concluded that a merger on the terms generally described in the expression of interest might be in the best interests of shareholders and authorized management to direct CRG to conduct a thorough review of First Ashland's available strategic options and, in particular, to develop a detailed evaluation of a possible merger with Camco.

           Thereafter, First Ashland's management and CRG performed a review of Camco and its management. During the months of February and March 1996, Silver, Freedman & Taff, L.L.P., First Ashland's outside legal counsel, and CRG conducted discussions and negotiations with Camco and its outside legal counsel, Vorys, Sater, Seymour and Pease, regarding terms of a proposed merger and agreement. During this period, Camco's representatives made it very clear that it would withdraw its expression of interest if an agreement could not be concluded within 60 days. The First Ashland Board continued to meet regarding the proposed merger, with CRG and Silver, Freedman & Taff, L.L.P. participating either in person or by telephone, while the status and progress with respect to various issues in connection with the discussions and negotiations with Camco continued to be considered.

           On March 25, 1996, upon the completion of negotiations between First Ashland and Camco, the First Ashland Board met to consider approval of the Agreement and the Merger. At this meeting, CRG presented analyses of First Ashland, Camco and the financial terms of the proposed merger and Silver, Freedman & Taff, L.L.P., First Ashland's legal counsel, described certain terms and conditions of the Agreement. After discussion, the First Ashland Board concluded that the Merger was in the best interests of stockholders and approved the Merger, authorizing the execution of the Agreement. Following the meeting, the Agreement was executed by the respective parties and a joint press release was issued announcing the agreement.

           The terms of the Agreement, including the Per Share Merger Consideration to be paid to First Ashland's stockholders, were the result of arm's-length negotiations between the representatives of Camco and First Ashland. In the course of reaching its determination to approve the Agreement and recommend it to the stockholders of First Ashland, the First Ashland Board, without assigning any relative or specific weights, considered a number of factors, including, among other things (i) the financial and valuation analyses prepared by CRG, (ii) the fairness opinion rendered by CRG, (iii) the terms of the Agreement as negotiated (including the transaction structure, the form and amount of the Per Share Merger Consideration, and the potential impact the termination fees included in the proposed Agreement would have on other institutions that might have an interest in a business combination with First Ashland) and the negotiation process, (iv) the financial condition, operations and prospects of Camco and the anticipated effect thereon of the proposed transaction, (v) industry and economic factors, (vi) the nature and compatibility of Camco's management and business philosophy, (vii) the prospects for growth and expanded products and services, and other anticipated impact on depositors, employees, customers and communities served by First Ashland, and
(viii) regulatory and other factors.

           In approving the Merger, the First Ashland Board was aware that (i) the Agreement contains certain provisions prohibiting First Ashland from soliciting, facilitating or accepting other offers or agreements to acquire First Ashland and (ii) Camco would be entitled to receive a termination fee from First Ashland in certain circumstances generally relating to a failure of First Ashland to consummate the Merger because of another offer for First Ashland or a material change or potential material change in the ownership of First Ashland. See "THE MERGER - Representations, Warranties and Covenants, and - Termination and Amendment." However, the First Ashland Board was also aware that such terms were specifically bargained for and insisted upon by Camco as inducements to enter into the Agreement, and that the First Ashland Board's obligations under the Agreement to recommend that First Ashland's stockholders approve the Agreement and to use its reasonable best efforts to obtain such approval were explicitly made subject to the First Ashland Board's fiduciary duties upon advice of counsel to First Ashland. Accordingly, the Agreement expressly permits the First Ashland Board, in the exercise of its fiduciary duties, to withdraw or change its recommendation of the Agreement and to suspend or terminate its efforts to obtain stockholder approval of the Agreement at the First Ashland Special Meeting, although in such circumstances Camco will still be entitled to the payment of the termination fee. In addition, in connection with its approval of the proposed Merger, the First Ashland Board was advised by CRG that (i) the Per Share Merger Consideration exceeded the upper end of CRG's range of estimates of the net present value of the discounted cash flow attributable to each First Ashland Share based upon an acquisition of First Ashland at a later date and (ii) CRG believed that the process followed by First Ashland in soliciting proposals and negotiating the Agreement had been fair and effective and that it had obtained as high a price for First Ashland as could have been obtained through other techniques. In presenting this advice, CRG stated that these findings were based upon economic, market, monetary and other conditions as they existed and could be evaluated at the time, and represented their best business judgment under the circumstances, though these various circumstances are not specified in CRG's fairness opinion. CRG's fairness opinion is described below and included as Appendix C to this Prospectus and Joint Proxy Statement. See "- Opinion of CRG."


         Based on all of the foregoing and the receipt and review of the opinion of CRG, the directors of First Ashland concluded that the terms of the Merger, as set forth in the Agreement were fair to, and in the best interests of, the First Ashland stockholders and, on March 25, 1996, authorized the appropriate officers of First Ashland to execute the Agreement. See "- Opinion of CRG."


OPINION OF NCC


         Camco retained NCC to act as its financial advisor in connection with the Merger. NCC was selected to act as Camco's financial advisor based upon its qualifications, expertise and reputation, as well as NCC's prior investment banking relationship and familiarity with Camco. On March 25, 1996, the day upon which Camco executed the Agreement, NCC rendered its oral opinion to the Board of Directors of Camco that, as of such date, the Per Share Merger Consideration to be paid for each of the First Ashland Shares was fair to the stockholders of Camco from a financial point of view. The oral opinion was subsequently confirmed in writing. The written opinion has been updated to August __, 1996, a copy of which is included in Appendix B to this Prospectus and Joint Proxy Statement. NCC has consented to the inclusion of its opinion and the related disclosure in this Prospectus and Joint Proxy Statement.

         NCC'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE PAID BY CAMCO BASED ON CONDITIONS AS THEY EXISTED AND COULD BE EVALUATED AS OF THE DATE OF THE OPINION. NCC'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY CAMCO STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE CAMCO SPECIAL MEETING, NOR DOES NCC'S OPINION ADDRESS THE UNDERLYING BUSINESS DECISION TO EFFECT THE MERGER. THIS SUMMARY OF NCC'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE TEXT OF THE UPDATED OPINION, WHICH IS ATTACHED TO THIS PROSPECTUS AND JOINT PROXY STATEMENT AS APPENDIX B. THE STOCKHOLDERS OF CAMCO ARE URGED TO READ NCC'S OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE AND MATTERS CONSIDERED AND THE LIMITS ON THE REVIEW UNDERTAKEN IN RENDERING SUCH OPINION.


         In rendering its Opinion, NCC has made inquiries of members of Camco's and First Ashland's management, representatives of the accounting firm Grant Thornton LLP and Camco's legal counsel, the firm of Vorys, Sater, Seymour and Pease, and has reviewed, among other matters with respect to Camco and First
Ashland: (1) the Agreement, (2) audited consolidated financial statements of Camco as of December 31, 1995 and December 31, 1994 and for the years then ended, and financial reports filed with appropriate regulatory agencies by Camco and the Banking Subsidiaries through December 31, 1995; (3) unaudited consolidated financial statements of First Ashland as of December 31, 1995, and audited financial statements of First Ashland as of September 30, 1995, and September 30, 1994, and for the years then ended, and financial reports filed with the appropriate regulatory agencies by First Ashland and the Bank through December 31, 1995; (4) economic conditions in Camco's and First Ashland's respective market areas; (5) the financial performance of Camco and First Ashland as compared to selected comparable publicly held companies; (6) conditions in the securities market in general and the market for thrift and banking institutions specifically: (7) merger and acquisition transactions with similar terms and conditions; and (8) such other information, documents and matters NCC considered appropriate.

         The summary set forth below reflects all material analyses, factors and assumptions considered by NCC and the material evaluation methodologies used by NCC in arriving at its fairness opinion as described herein. The preparation of a fairness opinion is a complex process involving subjective judgments, various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefor, such opinions are not readily susceptible to summary description. In arriving at its opinion, NCC believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the process underlying NCC's opinion. In rendering its opinion, NCC did not specifically assign a greater factor to any portion of its analyses.

         In connection with its review, NCC relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding Camco and First Ashland provided to NCC by the companies and their representatives. NCC did not independently verify but assumed that the allowance for loan losses set forth in the balance sheets of First Ashland at December 31, 1995, was adequate and complied fully with all applicable laws, regulatory policies and sound banking practices, as of the date of such financial statements. NCC was not retained to conduct, nor did it conduct, a physical inspection of any properties or facilities of First Ashland or make any independent evaluation or appraisal of First Ashland's assets or liabilities. NCC reviewed certain historical data provided by First Ashland and reviewed certain historical financial data and financial and operating forecasts and projections (and the assumptions and bases therefor) provided by Camco. The projections were based upon numerous variables and assumptions which are inherently uncertain, including, without limitation, factors relating to future economic and competitive conditions, the future financial condition and operating results of Camco and First Ashland and future cost savings and income enhancements associated with the acquisition. Accordingly, actual results could vary significantly from those reflected in such projections. NCC also assumed that the acquisition in all respects is, and will be, undertaken and consummated in compliance with all laws and regulations that are applicable to Camco and First Ashland.

         In its analyses, NCC made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Camco or First Ashland. Any estimates contained in NCC's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the underlying companies or their securities may actually be sold.

         The following is a brief summary of the analyses and procedures which were performed by NCC in the course of arriving at the opinion and were presented to Camco's Board of Directors. The following summary does not purport to be a complete description of such analyses and procedures.

         COMPARABLE TRANSACTION ANALYSIS. NCC performed an analysis of prices and premiums offered in connection with pending and recently completed acquisitions involving institutions grouped according to capital levels and asset size. The group of institutions grouped on the basis of capital consisted of highly capitalized savings institutions (those with a tangible net worth ratio in excess of 14%) located throughout the United States, which included eleven pending and five completed transactions. Multiples of earnings and fully diluted book value implied by the consideration to be received by First Ashland's stockholders in the Merger were compared with multiples offered in such comparable transactions. The median offer price to book value for pending transactions was 124.3%, while the median offer price to book value for the completed transactions was 125.3%. The equivalent offer price to fully diluted book value for First Ashland was 127.4%. The median multiple of offer price to latest twelve months earnings for the pending transactions was 27.6 times earnings, while the median offer price to latest twelve months earnings for the completed transactions was 29.2 times earnings, as compared to a multiple of
32.0 times earnings, based on First Ashland's earnings per share for the six months ended December 31, 1995, annualized, and the $17.875 average of the high bid and low ask prices for Camco Shares on March 25, 1996. NCC also reviewed the profitability of the institutions in the comparable transactions, which had a median return on average assets for the twelve-month period preceding the sale announcement of .80% for the pending transactions and 1.46% for the completed transactions compared to First Ashland's ratio of .86% as of December 31, 1995.


         NCC performed an analysis of prices and premiums offered in connection with pending and recently completed acquisitions of savings institutions located throughout the United States which had total assets ranging from $75 million to $100 million. Multiples of earnings and fully diluted book value implied by the consideration to be received by First Ashland's stockholders in the Merger were compared with multiples offered in such transactions, which included eleven pending and eleven completed transactions. The median offer price to book value for the pending transactions was 151.8%, while the median offer price to book value for the completed transactions was 136.7%. The equivalent offer price to fully diluted book value for First Ashland was 127.4%, as noted above. The median multiple of offer price to latest twelve months earnings for the pending transactions was 20.1 times earnings, while the median of offer price to latest twelve months earnings for completed transactions was 18.7 times earnings, as compared to a multiple of 32.0 times earnings, based upon First Ashland's earnings per share for the six months ended December 31, 1995, annualized, and the $17.875 Camco market value. NCC also reviewed the profitability of the comparable group, which had a median return on average assets for the prior twelve-month period preceding the sale announcement of .91% for the pending transactions and .85% for the completed transactions compared to First Ashland's ratio of .86% as of December 31, 1995.

         None of the companies or transactions analyzed, as described above, are identical to First Ashland or the transaction contemplated by the Agreement. Accordingly, NCC's analyses are not based solely on arithmetic calculations but involve considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant transactions and prospective buyer interest, as well as other factors that could affect the public trading values of the company or companies to which they are compared.


         NCC also compared the Camco Shares high bid and low ask quotations of $17.25 and $18.50 per share as of March 22, 1996, noting that the average, $17.875, represents 127.2% of Camco's December 31, 1995, tangible book value and
9.7 times Camco's earnings per share for the year ended December 31, 1995, as compared to the median trading multiples of all Ohio publicly-traded savings institutions of 102.6% of tangible book value and 14.6 times the latest twelve-month earnings as of March 22, 1996.


         COMPARABLE COMPANIES ANALYSIS. NCC compared the financial condition and operating performance of First Ashland as of and for the period ended December 31, 1995, to that of other publicly traded savings institutions headquartered in Kentucky. The group consisted of nine publicly traded savings institutions with total assets between $57 million and $342 million. The comparable companies reported equity-to-assets ratios between 13.4% and 35.8%, with a median of 28.4%. NCC compared First Ashland with members of the comparable group based upon selected operating fundamentals, including capital adequacy, profitability and asset quality. Using pricing data as of March 22, 1996, the median price to the last quarter earnings multiple was 17.1 for the comparable group. The median stated price to tangible book value was 92.9% for the comparable group. The implied market trading values derived from such comparable company analysis resulted in a calculation ranging from approximately $9.58 to $15.67 per share for First Ashland Shares based upon First Ashland's reported book value of $16.87 as of December 31, 1995, and First Ashland's earnings per share for the quarter ended December 31, 1995, of $.14. At December 31, 1995, the median equity to assets ratio of 28.4% for the group of comparable savings institutions was slightly higher than the 26.3% for First Ashland. The median return on average equity for the twelve months ending December 31, 1995, was 4.7% for the group of comparable savings institutions and 3.7% for First Ashland.

         MERGER DILUTION ANALYSIS. NCC calculated Camco's post-merger pro forma tangible book value, earnings per share, return on average assets and return on average equity based on the Per Share Merger Consideration based on (1) projected income as provided by Camco's management; (2) net income for the twelve months ended December 31, 1995, for First Ashland; and, (3) cost savings and revenue enhancements anticipated as a result of the acquisition as provided by Camco's management. Such projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. NCC then compared Camco's post-merger pro forma book value, pro forma earnings per share, pro forma return on average assets and pro forma return on average equity with Camco's December 31, 1995, book value per share and its pre-merger actual earnings per share, pre-merger return on average assets and pre-merger return on average equity for the year ended December 31, 1995. Assuming certain anticipated cost savings and revenue enhancements as a result of the Merger, as provided by Camco's management, the Merger would result in dilution in the first year after the Effective Time of approximately 5.4 % of Camco's tangible book value per share and 21.1% of Camco's earnings per share and would result in a decrease in return on average assets of approximately 6.6% and a decrease in return on average equity of approximately 24.6%.


         RETURN ON INVESTMENT ANALYSIS. NCC performed a pro forma return on investment analysis based upon the projected cash flow contributions of First Ashland as compared to the acquisition cost of First Ashland. The cash flow contributions were based on: (1) First Ashland's net income for the twelve months ended December 31, 1995, adjusted for Camco management's projected growth in assets; (2) cost savings and revenue enhancements anticipated as a result of the Merger as provided by Camco's management; (3) a seven-year investment period; and (4) a residual valuation of First Ashland equal to twelve times Camco's pro forma net income in year seven. Based upon these assumptions, the pro forma return on investment was approximately 10.5%.

         NCC'S WRITTEN OPINION DATED MARCH 25, 1996 WAS BASED SOLELY UPON THE INFORMATION AVAILABLE TO NCC AND THE ECONOMIC, MARKET AND OTHER CIRCUMSTANCES THAT EXISTED AS OF THE DATE OF SUCH OPINION. EVENTS OCCURRING AFTER SUCH DATE COULD MATERIALLY AFFECT THE ASSUMPTIONS AND CONCLUSIONS CONTAINED IN THE OPINION.

         The summary set forth does not purport to be a complete description, but is a brief summary of the material analyses and procedures performed by NCC in the course of arriving at its opinion.

         Pursuant to the terms of an engagement letter dated January 25, 1996, Camco has agreed to pay NCC $35,000 for acting as financial advisor in connection with the Merger (including rendering its initial opinion). Camco also will pay $5,000 to NCC for each opinion update. Whether or not the Merger is consummated, Camco also has agreed to reimburse NCC for reasonable out-of-pocket expenses and to indemnify NCC and certain related persons against certain liabilities relating to or arising out of its engagement.

OPINION OF CRG


         First Ashland retained CRG as its financial advisor in connection with the Merger and requested that CRG render its opinion with respect to the fairness, from a financial point of view, of the Per Share Merger Consideration, to the holders of First Ashland Shares. CRG rendered its written opinion to the First Ashland Board of Directors on March 22, 1996, that, as of the date of such opinion, the Per Share Merger Consideration was fair, from a financial point of view, to the holders of First Ashland Shares. CRG has provided First Ashland with an update of that opinion as of August __, 1996. CRG has consented to the inclusion of its opinion and the related disclosure in this Prospectus and Joint Proxy Statement.

         THE FULL TEXT OF THE UPDATED OPINION OF CRG, WHICH SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEWS UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS PROSPECTUS AND JOINT PROXY STATEMENT, AND SHOULD BE READ IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF CRG SET FORTH IN THIS PROSPECTUS AND JOINT PROXY STATEMENT IS

QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THAT UPDATED OPINION. CRG'S OPINION SHOULD NOT BE CONSTRUED BY HOLDERS OF FIRST ASHLAND'S SHARES AS A RECOMMENDATION AS TO HOW SUCH HOLDERS SHOULD VOTE AT THE SPECIAL MEETING.


         CRG is an investment banking and financial consulting firm which, as part of its specialization in financial institutions, is regularly engaged in providing financial valuations and analyses of business enterprises and securities in connection with mergers, acquisitions, mutual-to-stock conversions, initial and secondary stock offerings and other corporate transactions. First Ashland has utilized the services of CRG in the past. The First Ashland Board chose CRG because of its expertise, experience and familiarity with First Ashland and the financial institution industry. CRG reviewed the terms of the Agreement and the related financial data and reviewed these issues with the First Ashland Board and executive management of First Ashland. No limitations were imposed on CRG by the First Ashland Board with respect to the investigation made or procedures followed by it in rendering its opinion. CRG participated in the negotiations between First Ashland and Camco in which the amount of consideration for the First Ashland's shares was agreed upon.

         In the course of rendering its fairness opinion, the following factors were considered by CRG:

         (1)    The proposed terms of the Agreement;

         (2) The audited consolidated financial statements of First Ashland for the fiscal years ended September 30, 1991 through 1995, the unaudited consolidated financial statements of First Ashland for the three months ended December 31, 1995 as reported in its Report on Form 10-QSB, certain quarterly reports to the OTS including the report for the quarter ended December 31, 1995, the latest available asset/liability reports and other miscellaneous internally-generated management information reports and business plan, as well as other publicly available information;

         (3) Annual Report to Stockholders for 1995, which provides a discussion of First Ashland's business and operations and a review of various financial data and trends;

         (4) Discussions with executive management of First Ashland regarding the business, operations, recent financial condition and operating results and future prospects of First Ashland;

         (5) Comparisons of First Ashland's consolidated financial condition and operating results with those of similarly sized thrift institutions operating in Kentucky and the United States;

         (6) Comparisons of First Ashland's consolidated financial condition and operating performance with the published financial statements and market price data of publicly traded thrift institutions in general and publicly traded thrift institutions in First Ashland's region of the United States specifically;

         (7) The relevant market information regarding the First Ashland Shares including trading activity and information on options to purchase First Ashland Shares;

         (8) Other financial and pricing analyses and investigations as deemed necessary, including a comparative financial analysis and review of the financial terms of other pending and completed acquisitions of companies considered to be generally similar to First Ashland;

         (9) Examination of First Ashland's economic operating environment and the competitive environment of First Ashland's market area;

         (10) Available financial reports and financial data for Camco, including annual reports to stockholders and Form 10-KSB reports covering the fiscal years 1992 through 1995, quarterly regulatory reports, Form 10-QSB reports, other internal and regulatory financial reports provided by management of Camco and other published financial data; Camco's banking office network; and the pricing trends of Camco Shares, as reported on Nasdaq, and dividend payment history; and

         (11) Interviews with senior management of Camco, including a discussion of Camco's business and prospects.

         The fairness opinion states that CRG has relied on the accuracy and completeness of the information provided by the parties to the Agreement and the representations and warranties in the Agreement, without independent verification. CRG did not make an independent evaluation or appraisal of the assets of First Ashland or Camco.

         The summary set forth below describes the approaches utilized by CRG in support of its fairness opinion. It does not purport to be a complete description of the analyses performed by CRG in this regard.

       OVERVIEW OF VALUATION METHODOLOGY. In preparing its fairness opinion, CRG evaluated whether the financial proposal for acquisition was fair from a financial point of view to the stockholders of First Ashland. The fairness of the acquisition offer was determined by comparing the offer to acquisition offers received by other comparable types of companies over a time-frame that reflects a similar economic environment. The comparison included an examination of key financial characteristics of the comparative acquisition companies, including balance sheet, earnings and credit risk characteristics.

       First Ashland's key operating statistics and ratios were compared to a select group of thrift institutions that have also been the subject of a proposed or completed acquisition. It is important to note that the comparative group utilized in the fairness opinion was comprised only of thrift institutions (rather than commercial banks), given the distinctive financial, operating and regulatory characteristics of the thrift industry. These thrift institutions were divided into two broad categories for purposes of the analysis: (1) institutions that have recently completed an acquisition; and (2) institutions subject to a pending acquisition. CRG reviewed relevant acquisition pricing ratios, notably offer price-to-earnings, offer price-to-book value (and price-to-tangible book value), offer price-to-market value (or trading price, before the announcement, where available), offer price-to-deposits, and offer price-to-assets of the comparative group and compared these ratios to those of First Ashland. The analysis included a review and comparison of the mean and median pricing ratios represented by a sample of 27 comparative group thrifts concentrated in the midwestern, mid-Atlantic, and southeastern United States.

       PRICING COMPARISON. Based on an assumed offer price of $20.49 for each outstanding First Ashland Share (which is based on Camco's average of the bid and asked price on March 22, 1996, of $17.88 per share), there resulted the following acquisition pricing ratios for First Ashland relative to those of the comparative group:

      - First Ashland's price/earnings multiple of 35.95x substantially exceeded the mean and median price/earnings multiples of the comparative group. The mean and median price/earnings multiples of the comparative group were 25.90x and 23.20x, respectively;

      - First Ashland's price/tangible book value ratio of 127.4% compared to the mean and median price/tangible book value ratios of 146.9% and 143.1%, respectively, for the comparative group;

      - First Ashland's price/deposits ratio of 48.7% compared to the mean and median price/deposits ratios of 29.9% and 28.3%, respectively, for the comparative group;

      - First Ashland's price/assets ratio of 33.2% compared to the mean and median price/assets ratios of 23.4% and 22.5%, respectively, for the comparative group; and

      - First Ashland's offer price/trading price ratio of 134% compared to the mean and median offer price/trading price ratios of the comparative group of 120% and 119%, respectively.

         As part of its pricing analysis, CRG noted that First Ashland had a particularly high level of capital (consolidated net worth equaled over 26%). Acquirers are usually willing to pay a premium for a normal level of capital and only dollar-for-dollar for excess capital. Therefore, this generally results in below average price/tangible book value ratios for highly capitalized companies. Partly due to this reason, CRG placed greater emphasis on the price/earnings approach versus the price/book value (and price/tangible book value) approach.


         In analyzing the reasonableness of First Ashland's acquisition pricing ratios relative to those of the comparative group, CRG considered the following factors:

      - First Ashland reported a lower level of profitability compared to that of the comparative group. First Ashland's return on assets ("ROA") of 87 basis points compared to an average ROA of 103 basis points for the comparative group;

      - First Ashland's lower level of profitability was attributable to a moderately lower net interest margin and non-interest income level, partially offset by modestly lower non-interest operating expenses relative to the comparative group;

      - First Ashland's lower ROA and higher net worth ratio translated into a substantially lower return on equity ("ROE"). First Ashland's ROE of 4.08% compared to an average and median ROE for the peer group of 6.67% and 6.17%, respectively; and

      - A review of other important financial ratios indicated that First Ashland's non-performing asset level compared unfavorably to that of the peer group.

         Therefore, based on the above financial comparisons, CRG believed that, on balance, First Ashland's acquisition pricing ratios were reasonable when compared to the comparative group's acquisition pricing ratios.

         Also, CRG noted that at the time of its initial public offering in April 1995, First Ashland's conversion price was $10.00 per share. In March 1996, prior to the public announcement of First Ashland's agreement to be acquired by Camco, First Ashland's stock was mostly trading in a price range of $15.00 to $15.50 per share. Thus the acquisition price of $20.49 per share was significantly above First Ashland's recent historical trading prices.

         DISCOUNTED DIVIDEND STREAM AND TERMINAL VALUE ANALYSIS. CRG also performed an analysis of potential returns to stockholders of First Ashland, which was based on an estimate of the First Ashland's future cash dividend streams to stockholders and First Ashland's future stock price and sell-out price (terminal value). This analysis assumed First Ashland was not acquired but remained independent for at least three to five years. The analysis utilized certain key assumptions for First Ashland, including the most likely asset growth and earnings level scenario. The analysis also incorporated stock repurchases by First Ashland of between zero and 10 percent annually and assumed regular, periodic dividend payments.

         To approximate the range of terminal values of First Ashland common stock at the end of a three-year and five-year period, CRG applied a price-to-earnings multiple of 26x, and a price/tangible book value ratio of 147%. The resulting terminal values and dividend streams were then discounted to present values using different discount rates (ranging from 10% to 15%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Ashland common stock.

         The analysis indicated a present value for the First Ashland Shares and future dividend payments ranging from $15.29 per share (based on a 15% discount rate) to $17.45 per share (based on a 10% discount rate), assuming First Ashland is acquired after three years, and a present value ranging from $13.85 per share (based on a 15% discount rate) to $17.21 per share (based on a 10% discount rate) assuming First Ashland is acquired after five years.

         The results of the above described analysis confirmed that the Per Share Merger Consideration being offered by Camco to First Ashland stockholders was reasonable.

         Pursuant to the terms of an engagement letter dated January 18, 1996, First Ashland has agreed to pay CRG an hourly rate ranging from $50 to $300 for acting as financial advisor in connection with the Merger, $40,000 for issuing its opinion and $2,500 for each update of that opinion. Whether or not the Merger is consummated, First Ashland also has agreed to reimburse CRG for reasonable out-of-pocket expenses and to indemnify CRG and certain related persons against certain liabilities relating to or arising out of its engagement.

         Also, CRG delivered to the management of First Ashland a due diligence report dated March 4, 1996, which provided a financial review of Camco and presented a pricing comparison of Camco to a peer group of other publicly-traded thrift institutions. Such report was considered by CRG as part of the total analysis supporting its fairness opinion conclusion.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS OF CAMCO AND FIRST ASHLAND

         The Board of Directors of Camco unanimously recommends that the stockholders of Camco vote FOR the adoption of the Agreement. The Board of Directors of Camco believes that the terms of the Merger are fair to, and in the best interests of, Camco's stockholders.

         The Board of Directors of First Ashland unanimously recommends that the stockholders of First Ashland vote FOR the adoption of the Agreement. The Board of Directors of First Ashland believes that the terms of the Merger are fair to, and in the best interests of, First Ashland's stockholders.


                                   THE MERGER

EXCHANGE OF FIRST ASHLAND SHARES

         If the Agreement is adopted by the affirmative vote of the holders of a majority of the issued and outstanding Camco Shares and by the affirmative vote of the holders of a majority of the issued and outstanding First Ashland Shares, if all necessary regulatory approvals are received and if certain other conditions to the consummation of the Merger, including the approval of the Amendment, are satisfied or waived, First Ashland will merge with and into Camco and Camco will be the continuing and surviving corporation in the Merger. At the Effective Time, each First Ashland Share will be cancelled and extinguished in consideration and exchange for the Per Share Merger Consideration.


         The Per Share Merger Consideration, consisting of the Cash Consideration of $9.00 and the Stock Consideration of .67492 Camco Shares, is subject to possible adjustment, as follows:

         (1) In accordance with the Market Value Adjustment, if, based on the average bid and asked price quotes of Camco Shares on Nasdaq National Market ("Nasdaq") on the last day of trading prior to the date of the closing of the Merger (the "Market Value"), the value of the Cash Consideration exceeds the value of the Stock Consideration, then the Cash Consideration shall be reduced until it equals 48% of the Per Share Merger Consideration and the Stock Consideration shall be increased until it equals 52% of the Per Share Merger Consideration, after taking into account any cash payments to First Ashland Dissenting Stockholders;

         (2) In accordance with the Market Average Adjustment, if the Market Value, which is the average of the bid and asked quotes for Camco Shares on Nasdaq for the 20 consecutive full trading days ending on the day prior to the date of the closing of the Merger, is less than $15.24 per share or more than $19.05 per share, the Per Share Merger Consideration will be adjusted. If the Market Average is less than $15.24, but not less than $13.33, then the Stock Consideration shall be the quotient of (a) 11.57 divided by (b) 17.14 minus the difference between $15.24 and the Market Average, carried to five decimal places. If the Market Average is less than $13.33, First Ashland may terminate the Agreement and the Merger, or the Market Average will be presumed to be $13.33 for purposes of this calculation. If the Market Average is more than $19.05 but not more than $20.95, then the Stock Consideration shall be the quotient of (a) 11.57 divided by
                  (b) 17.14 plus the difference between $19.05 and the Market Average, carried to five decimal places. If the Market Average is more than $20.95, Camco may terminate the Agreement and the Merger, or the Market Average will be presumed to be $20.95 for purposes of this calculation; and

         (3) In accordance with the Environmental Adjustment, if the environmental clean-up and remediation costs for the Bank's main office and Russell branch office (as determined pursuant to the Agreement) exceed $25,000, then the Cash Consideration shall be reduced by 130% of the quotient of (a) such environmental costs divided by (b) the number of outstanding First Ashland Shares.

As used in this Prospectus and Joint Proxy Statement, the term "Per Share Merger Consideration" shall include the foregoing adjustments, to the extent applicable at the Effective Time in accordance with the Agreement. See "THE MERGER - Exchange of First Ashland Shares." The Market Average levels of $15.24 and $19.05 in the Market Average Adjustment are designed to protect both the Camco stockholders and the First Ashland stockholders from a significant change in the value of the Camco Shares beyond what had been the recent range of market values prior to the date of the Agreement. The Market Value Adjustment protects First Ashland stockholders from recognizing gain on the stock portion of the Per Share Merger Consideration. The Environmental Adjustment protects Camco in the event of environmental remediation and clean-up costs in excess of a level deemed acceptable by Camco.

         On July 10, 1996, Camco paid a 5% stock dividend. Pursuant to the terms of the Agreement, which provides for an adjustment of the Stock Consideration upon the occurrence of certain specified events, including a stock dividend, the Stock Consideration has been increased by 5% to .67492 Camco Shares and the prescribed values in the Market Average Adjustment have been adjusted proportionately from the levels reflected in the Agreement to $13.33, $15.24, $19.05 and $20.95.

         On August ___, 1996, the last day of trading before the date of this Prospectus and Joint Proxy Statement, the Market Value Adjustment, Market Average Adjustment and the Environmental Adjustment would not have affected the Per Share Merger Consideration. No assurance can be given, however, that none of the adjustments will be required at the Effective Time.

         The impact of the Market Value Adjustment depends on the Market Value and whether the Market Average Adjustment is in effect. If there is no Market Average Adjustment required, and the Stock Consideration is .67492 Camco Shares, the Market Value Adjustment would not be required unless the Market Value is less than or equal to $13.33 per share. The Market Value at which the Market Value Adjustment is required will be lower if the Stock Consideration is below
 .67492 Camco Shares and will be higher if the Stock Consideration is above .67492 Camco Shares.

         Pursuant to the Market Average Adjustment and without consideration of the impact of the Market Value Adjustment or the Environmental Adjustment, the amount of the Stock Consideration and the Value of the Per Share Merger Consideration could change as follows:

                                                               Value of Per Share Merger
        Market Average               Stock Consideration           Consideration (1)
        --------------               -------------------           -----------------
       Less than $13.33                  .75968                     Less than $19.13
            $13.33                       .75968                            $19.13
            14.29                        .71464                             19.21
         15.24-19.05                     .67492                        19.29 - 21.86
            20.00                        .63958                             21.79
             20.95                       .60767                             21.73
       More than 20.95                   .60767                     More than 21.73

- -----------------------------

(1) Includes the Cash Consideration of $9.00 per share and assumes that the value of the Camco Shares received is equal to the stated Market Average. In the event of a Market Average Adjustment, without giving effect to the Environmental Adjustment, the value of the Per Share Merger Consideration will vary and can result in values lower than $19.13 per share or more than $21.73 per share, depending on market conditions. If the Market Average is less than $13.33, First Ashland may terminate the Agreement. If First Ashland does not elect to terminate the Agreement, the Stock Consideration will be the same as if the Market Average were $13.33, and the value of the Per Share Merger Consideration will be less than $19.13. If the Market Average is more than $20.95, Camco may terminate the Agreement. If Camco does not elect to terminate the Agreement, the Stock Consideration will be the same as if the Market Average were $20.95, and the value of the Per Share Merger Consideration will be more than $20.73 The Agreement establishes no minimum or maximum value for the Per Share Merger Consideration.

         The amount of environmental clean-up and remediation costs included in the Environmental Adjustment shall be determined based on the analysis of such properties conducted by environmental experts retained by Camco and First Ashland. If the reports of such experts provide alternative remediation methods with differing costs, the least costly method required to meet applicable regulatory standards, consistent with the highest and best use of the property will be the amount of the costs for purposes of calculating the Environmental Adjustment. If the resultant Environmental Adjustment exceeds a $.2734 reduction to the Cash Consideration, the Bank may terminate the Agreement. In order for the Environmental Adjustment to reach that level, the environmental clean-up and remediation costs would have to exceed $307,744. Based on initial reports received from the environmental experts, Camco and First Ashland do not believe the environmental costs will reach that level.

         As of the date of this Prospectus and Joint Proxy Statement, there were 1,463,039 First Ashland Shares issued and outstanding and 129,598 First Ashland Shares subject to outstanding First Ashland Options, the exercise price of each of which was $14.25. Each First Ashland Option not exercised prior to the Effective Time will be assumed by Camco and become an option to purchase a number of Camco Shares equal to the product of the number of the First Ashland Shares subject to the option times the Option Exchange Ratio. Based on the Market Value of Camco Shares and the value of the Per Share Merger Consideration on August _, 1996, the options for approximately 149,038 Camco Shares will be issued to holders of First Ashland Options. The exercise price for such options will equal the quotient of the $14.25 exercise price of the First Ashland Options divided by the Option Exchange Ratio which, based on the Market Value of Camco Shares and the value of the Per Share Merger Consideration on August _, 1996, the last trading date prior to the date of this Prospectus and Joint Proxy Statement, would be $____ per share.


         Due to restrictions on the exercise of First Ashland Options under the terms of the Stock Option and Incentive Plan of First Ashland, it is unlikely that any First Ashland Options will be exercised prior to the Effective Time. Assuming that none of the First Ashland Options is exercised before the Effective Time, there will be

1,463,039 First Ashland Shares issued and outstanding at the Effective Time. Assuming none of the potential adjustments to the Per Share Merger Consideration are in effect, the aggregate Per Share Merger Consideration to First Ashland stockholders would consist of $13.2 million in cash and 987,434 Camco Shares. This would increase total outstanding Camco Shares, assuming no outstanding Camco options are exercised prior to the Effective Time, to 3,063,075.1, of which 32.2% would be held by former First Ashland stockholders.


FRACTIONAL SHARES

         No fractional shares of Camco will be issued in the Merger. In lieu of any such fractional shares, Camco will pay to each holder of First Ashland Shares who otherwise would be entitled to receive a fraction of a Camco Share an amount in cash based on the Market Value of Camco Shares at the Closing Date. No dividend or distribution with respect to Camco Shares will be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to vote or to exercise any other rights of a stockholder of Camco.


PAYMENT OF CASH CONSIDERATION

         The Cash Consideration will be paid by Camco utilizing approximately $6.6 million of the assets of First Ashland on a parent-company only basis and a loan from an unrelated commercial bank. Camco has a loan commitment from a commercial bank in the amount of $13.2 million to finance the payment of the Cash Consideration. The amount of funds actually borrowed by Camco pursuant to the commitment will depend upon the amount of First Ashland assets available immediately after the Effective Time.

         The loan will have a term of 60 days with no amortization schedule and no prepayment penalty. The floating interest rate will be the prime rate for the lending bank less one quarter of 1% and the commitment fee was $10,000. The collateral for the loan will be the voting stock of the Banking Subsidiaries.

         Camco intends to repay the loan within 60 days after the Effective Time utilizing cash and liquid assets currently held directly by First Ashland and the $6.7 million or more available for the payment of dividends by the Bank without regulatory approval.


EXCHANGE OF CERTIFICATES EVIDENCING FIRST ASHLAND SHARES


         As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of a certificate or certificates which immediately before such consummation evidenced outstanding First Ashland Shares (the "Certificates") a form letter of transmittal. The letter of transmittal will contain instructions for effecting the surrender of the Certificates in exchange for cash and certificates evidencing Camco Shares. Upon surrender of a Certificate, together with such letter of transmittal, duly executed, to the Exchange Agent for exchange and cancellation, the holder of such Certificate will be entitled to receive cash and a certificate evidencing the number of Camco Shares to which such Certificate holder will have become entitled pursuant to the provisions of the Agreement. Unless and until Certificates are surrendered for exchange, no dividend or other distribution declared or payable to holders of record of Camco Shares as of any time subsequent to the consummation of the Merger will be paid to the holder of any such unsurrendered Certificate, and such holder's other rights as a stockholder of Camco will be suspended.


         Any stockholder of First Ashland who has lost or misplaced a Certificate should immediately contact Sandra S. Smith, First Ashland Financial Corporation, 1640 Carter Avenue, Ashland, Kentucky 41101 at (606)

324-5138. A written statement detailing the procedures for replacing the lost Certificate will be mailed to the stockholder following such contact.

REPRESENTATIONS, WARRANTIES AND COVENANTS

         Each of Camco, First Ashland and the Bank has made certain representations and warranties in the Agreement with respect to various matters. Such matters include, as to each of Camco, First Ashland and the Bank, representations and warranties regarding corporate organization and authority, capital, financial condition, past conduct of business, legal proceedings and business condition. In addition, First Ashland and the Bank have each made certain other representations and warranties regarding investments, properties, taxes, contracts, employee benefit plans and other matters.


         Camco, First Ashland and the Bank have also each made certain covenants in the Agreement. First Ashland and the Bank have agreed to conduct their business during the period between March 25, 1996, and the Effective Time only in the ordinary course consistent with past practice, except to the extent authorized in writing by Camco. In addition, First Ashland and the Bank must not solicit or initiate any proposals or offers from any person, or discuss or negotiate with any such person or entity, in respect of any acquisition or purchase of all or a material amount of the assets of, any equity security of, or any merger, consolidation or business combination with, First Ashland or the Bank (collectively, an "Acquisition Transaction"), subject to the good faith exercise of the fiduciary duties of the Board of Directors of First Ashland. In the event that First Ashland accepts in any manner an Acquisition Transaction, First Ashland must pay to Camco $200,000 in immediately available federal funds upon the execution of any agreement in respect of such Acquisition Transaction.


         First Ashland has also agreed to establish and take, at the request of Camco and to the extent permitted by law and consistent with generally accepted accounting principles and the fiduciary duties of the directors of First Ashland, such reserves and accruals to conform First Ashland's loan, accrual and reserve policies to Camco's policies; to implement such policies with respect to excess facilities and equipment capacity, severance costs, litigation matters, write-offs or write-downs of various assets and other appropriate accounting adjustments; and to recognize for financial accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection with the Merger. First Ashland does not have to establish and take such reserves and accruals, however, unless certain conditions to closing have been satisfied and unless Camco certifies to First Ashland in writing that Camco is not aware of any facts or circumstances which would permit Camco to terminate the Agreement.

         In addition, Camco has agreed to indemnify the officers and directors of First Ashland from and against certain liabilities for a three-year period beginning at the Effective Time upon a determination that the appropriate standard of conduct under the Camco Certificate, By-laws and applicable law has been met and that indemnification is permissible under applicable law.

CONDITIONS

         The obligation of each of Camco and First Ashland to consummate the Merger is subject to a number of conditions, including, but not limited to, the approval of the Amendment by the holders of a majority of the outstanding Camco Shares, the adoption of the Agreement by the affirmative vote of the holders of a majority of the issued and outstanding Camco Shares and by the affirmative vote of the holders of a majority of the issued and outstanding First Ashland Shares and the receipt of all necessary regulatory approvals.

         The obligation of Camco to consummate the Merger is also subject to a number of conditions, including, but not limited to, the truth, in all material respects, of all of First Ashland's and the Bank's representations and warranties in the Agreement; the performance and compliance by First Ashland and the Bank of all agreements, covenants and conditions in the Agreement; the absence of a material adverse change in the financial condition, assets, liabilities, obligations, properties or prospects of First Ashland after the date of the Agreement; the exercise of dissenters' rights by the holders of not more than 5% of the First Ashland Shares; First Ashland stockholders' equity at the Effective Time, as calculated in accordance with GAAP in an amount not less than $23.8 million, exclusive of expenses related to the Merger, certain material adverse changes defined in the Agreement and reserves, accruals and charges taken or established by First Ashland at the request of Camco; and a Market Average of Camco Shares just prior to the Closing Date of no more than $20.95.

         The obligation of First Ashland to consummate the Merger is also subject to a number of conditions, including, but not limited to, the truth, in all material respects, of all of Camco's representations and warranties in the Agreement; the material performance and compliance of Camco of all agreements, covenants and conditions in the Agreement; the absence of a material adverse change in the financial condition, assets, liabilities, obligations, properties, business or prospects of Camco after the date of the Agreement; and a Market Average of Camco Shares prior to Closing equal to or greater than $13.33.


         Any of the foregoing conditions may be waived by the party which is entitled to the benefits thereof.




EFFECTIVE TIME

         Following the satisfaction or waiver of all conditions set forth in the Agreement, a Certificate of Merger in respect of the Merger will be filed as soon as practicable with the Secretary of State, after which the Merger will be consummated. It is currently anticipated that the Merger will be consummated in October 1996.

TERMINATION AND AMENDMENT

         The Agreement may be terminated and the Merger abandoned by either Camco or First Ashland upon the occurrence of certain events, including the mutual agreement of Camco and First Ashland and the failure to consummate the Merger on or before February 28, 1997. In addition, either Camco or First Ashland may terminate the Agreement if any event occurs which, in the reasonable opinion of either Camco or First Ashland, precludes compliance with any one of the conditions to the obligation to consummate the Merger.

         If the Agreement is terminated because the Board of Directors of First Ashland is authorized pursuant to the Agreement to recommend an Acquisition Transaction to the First Ashland stockholders or the First Ashland stockholders do not adopt the Agreement, First Ashland shall pay to Camco, within two business days, $200,000. If the Agreement is terminated because the Camco stockholders do not approve the Amendment or adopt the Agreement, Camco shall pay First Ashland, within two business days, $200,000.

         The Agreement may be amended by Camco, First Ashland and the Bank by action of their respective Boards of Directors and in an instrument in writing signed by Camco, First Ashland and the Bank. The Agreement may be amended at any time before or after the Camco Special Meeting or the First Ashland Special Meeting. An amendment of the Agreement which materially and adversely affects the rights of the stockholders of either or both of Camco and First Ashland and which takes place after the Camco Special Meeting or the First Ashland Special Meeting, however, will not be made without further approval of the affected stockholders. If necessary, such approval would be sought at a subsequent meeting of the affected stockholders.

INTERESTS OF CERTAIN PERSONS

         The Board of Directors and executive officers of Camco have indicated their intention to vote the Camco Shares held by them in favor of the approval of the Amendment and the adoption of the Agreement. On the Camco Record Date, such executive officers and directors, as a group, owned an aggregate of _______ Camco Shares. At such date, the executive officers and directors of Camco also held options to purchase _______ Camco Shares. The total of the Camco Shares owned by, and options to purchase Camco Shares held by, the executive officers and directors of Camco on the Camco Record Date represented ____% of the total of issued and outstanding Camco Shares and outstanding options.

         The directors and executive officers of First Ashland have indicated their intention to vote the First Ashland Shares held by them in favor of the adoption of the Agreement and have executed agreements to that effect. On the First Ashland Record Date, such executive officers and directors, as a group, owned an aggregate of ______ First Ashland Shares. At such date, the executive officers and directors of First Ashland also held options to purchase 129,598 First Ashland Shares. The total of the First Ashland Shares owned by, and options to purchase First Ashland Shares held by, the executive officers and directors of First Ashland on the First Ashland Record Date represented ____% of the total of issued and outstanding First Ashland Shares and outstanding options.

         The Agreement provides for certain benefits to directors, officers and employees of First Ashland. All participants in First Ashland's ESOP who are involuntarily terminated, without cause, prior to receiving a complete distribution from the ESOP will receive a cash bonus equal to the amount such distribution would have been if received. Paul D. Leake, President of First Ashland and the Bank will have an employment contract with the Bank after the Merger. See "MANAGEMENT OF FIRST ASHLAND - Executive Compensation - Employment Agreement." First Ashland's Management Incentive Compensation Plan (the "Incentive Plan") will be amended to ensure certain levels of bonuses at specified earnings levels of the Bank. See "MANAGEMENT OF FIRST ASHLAND - Executive Compensation - Incentive Compensation." The officers of the Bank have entered into severance agreements for one year's salary in the event of any change of control acquisition, other than the Merger. See "MANAGEMENT OF FIRST ASHLAND - Executive Compensation - Severance Compensation." After the Merger, through December 31, 2000, Camco has agreed to maintain an Ashland Kentucky Advisory Board (the "Advisory Board") consisting of any directors of the Bank who cease serving as directors prior to December 31, 2000, and any of the fifteen current employees of the Bank who are involuntarily terminated prior to December 31, 2000, if any. Such Advisory Board shall meet at least twice a year, as determined by Camco, and its members will be paid $100 per meeting attended.

MANAGEMENT AND OPERATIONS OF CAMCO FOLLOWING THE CONSUMMATION OF THE MERGER

         After the Effective Time, the Board of Directors and executive officers of Camco will consist of the same persons who presently serve on the Board of Directors and as executive officers of Camco except that Paul D. Leake, a Director and President of First Ashland and the Bank, will serve on Camco's Board.

RESALE OF CAMCO SHARES

         The Camco Shares to be issued upon the consummation of the Merger have been registered with the Commission under the Securities Act and will be freely transferable, except for Camco Shares received by persons who may be deemed to be affiliates of First Ashland or Camco. The term "affiliate" is defined in Rule 145 promulgated under the Securities Act and generally includes executive officers and directors. Affiliates may not sell their Camco Shares, except pursuant to an effective registration statement under the Securities Act covering such Camco Shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act.


FEDERAL INCOME TAX CONSEQUENCES


                  THE FEDERAL INCOME DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY. FIRST ASHLAND STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS. NEITHER CAMCO NOR FIRST ASHLAND HAS REQUESTED OR OBTAINED A RULING FROM THE INTERNAL REVENUE SERVICE.

                  It is anticipated that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code. Even though the Merger will be a "tax-free" reorganization, First Ashland stockholders will receive tax free only Camco Shares in accordance with Section 354 of the Code. Section 356(a)(1) of the Code provides that if a stockholder of the acquired corporation in a reorganization receives "boot" as well as nonrecognition property, his or her gain, if any, is to be recognized, but in an amount not in excess of the boot. Since First Ashland stockholders will receive cash boot for each First Ashland Share in addition to receiving Camco Shares, their gain, if any, must be recognized, but not in excess of the cash received.
Section 356(c), however, precludes a First Ashland stockholder from recognizing any loss which may be realized on the exchange of First Ashland Shares for both Camco Shares and cash.


                  Section 356 also determines whether any gain realized will be taxed as ordinary income or as capital gain. Section 356(a)(2) provides that, if the exchange has the "effect of the distribution of a dividend," the taxpayer's recognized gain must be so treated to the extent of his ratable share of earnings and profits. Such dividend will qualify for the dividends-received deduction generally allowed to corporations, subject to certain limitations under the Code. In determining whether the receipt of boot has the effect of the distribution of a dividend, the courts and the IRS agree that the principles developed in interpreting the redemption provisions of Section 302 of the Code are applicable to cases under Section 356. Furthermore, the precise formula for the application of a Section 302(b)-type analysis to acquisitive reorganizations was prescribed by the United States Supreme Court in Commissioner v. Clark. In Clark, the Court treated a tax-free exchange of stock accompanied by cash boot as though the stockholder of the acquired corporation had received only stock of the acquiring corporation, part of which stock was immediately redeemed by the acquiring corporation for cash. The IRS reflected this conclusion in Rev. Rul. 93-61, 1993-2 C.B. 188. This ordering almost always will produce a disproportionate redemption under Section 302(b)(2) or at least a meaningful reduction under Section 302(b)(1) and, therefore, result in a capital gain treatment.

                  In general, in order for a holder of First Ashland Shares to qualify for substantially disproportionate redemption treatment under Section 302(b)(2), the following conditions must be satisfied immediately after the
Merger: such stockholder's percentage ownership of the total number of Camco Shares outstanding after the Merger is less than 80 percent of the percentage of ownership that he or she would have had of the total number of Camco Shares that would have been outstanding after the Merger if all First Ashland stockholders (including such stockholders) had received solely Camco Shares with no cash boot.

                  This determination must take into account First Ashland Shares or Camco Shares actually owned by a First Ashland stockholder or constructively owned by such stockholder under the constructive ownership rules of Section 318 of the Code. Under Section 318, a stockholder is considered to own shares that are directly or indirectly owned by certain members of his family or by certain trusts, partnerships or corporations in which he or she has an ownership or beneficial interest. He or she is also considered to own any shares with respect to which he or she holds options. The constructive ownership rules are important in determining whether the tests contained in Section 302 are met. In certain cases, a holder of First Ashland Shares may be deemed to own constructively Camco Shares held by persons who do not own First Ashland Shares and do not participate in the Merger. GIVEN THE COMPLEXITY OF THESE RULES, EACH FIRST ASHLAND STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR.


                  In the case of a First Ashland stockholder who receives solely cash in exchange for First Ashland Shares, such cash will be treated as having been received by the First Ashland stockholder as a distribution in a redemption of his or her stock subject to the provisions of Section 302. Such a stockholder will qualify for capital gain treatment under Section 302(b)(3) as a complete termination of interest if he or she does not constructively own any stock of the acquiring corporation within the meaning of Section 318.

                  Camco and First Ashland have received an opinion of Vorys, Sater, Seymour and Pease that the Merger will produce the following material federal income tax consequences:

                  1. The Merger will constitute a reorganization under Section 368(a)(1)(A) of the Code. Camco and First Ashland will each be a party to the reorganization.

                  2. No gain or loss will be recognized to First Ashland upon the transfer of its assets to Camco in exchange for Camco's shares, cash boot, and the assumption by Camco of liabilities of First Ashland.

                  3. No gain or loss will be recognized to Camco on the receipt of the assets of First Ashland in exchange for Camco Shares and cash.

                  4. The basis of the assets of First Ashland in the hands of Camco will be the same as the basis of such assets in the hands of First Ashland immediately prior to the merger.

                  5. The holding period of the assets of First Ashland to be received by Camco will include the period during which the assets were held by First Ashland.


                  6. The gain, if any, to be realized by a First Ashland stockholder who receives Camco Shares and cash in exchange for his or her First Ashland Shares will be recognized, but not in excess of the amount of cash received. If the exchange has the effect of the distribution of a dividend (determined with the application of Section
         318), then the amount of gain recognized that is not in excess of such stockholder's ratable share of undistributed earnings and profits will be treated as a dividend. The determination of whether the exchange has the effect of a distribution of a dividend will be made on a stockholder-by-stockholder basis in accordance with the principals set forth in Commissioner v. Clark _____ and Rev. Rul. 93-61, 1993-2 C.B.
         188. No loss will be recognized pursuant to Section 356(c).


                  7. The basis of the Camco Shares to be received by a First Ashland stockholder will be the same as the basis of the First Ashland Shares surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of gain which was recognized on the exchange. The holding period of Camco Shares to be received by such First Ashland stockholder will be the same as the holding period of the First Ashland Shares surrendered in exchange therefor.

                  8. If a First Ashland stockholder dissents to the Merger and receives solely cash in exchange for such stockholder's First Ashland Shares, such cash will be treated as having been received by such stockholder as a distribution in redemption of such stockholder's First Ashland Shares, subject to the provisions and limitations of Section 302 of the Code. See "RIGHTS OF FIRST ASHLAND DISSENTING STOCKHOLDERS." Such stockholder will recognize gain or loss measured by the difference between the amount of cash received and the proportional tax basis of the First Ashland Shares so redeemed. Any such loss will be treated as a loss from the sale of stock and will be taxed as a capital loss if the First Ashland Shares were held by such stockholder as a capital asset at the time of the Merger. As discussed below, depending upon the particular circumstances of each First Ashland stockholder, any such gain from the sale of stock will be taxable as capital gain or as a dividend taxable as ordinary income. If, after the receipt of the cash, a dissenting First Ashland stockholder has completely terminated such stockholder's actual and constructive ownership interest in First Ashland or Camco within the meaning of Section 302(b)(3) of the Code, then any gain recognized on the receipt of cash will be treated as capital gain if First Ashland Shares were held by such stockholder as a capital asset at the Effective Time of the Merger. If a dissenting First Ashland stockholder receiving a cash payment for such stockholder's First Ashland Shares does not thereby completely terminate such stockholder's ownership interest in First Ashland or Camco within the meaning of Section 302(b)(3) of the Code, any gain recognized on the receipt of cash may be treated as a dividend and taxed at ordinary income rates unless the cash payment received by such stockholder qualifies for treatment as capital gain under the substantially disproportionate redemption exemption of Section 302(b)(2) of the Code, discussed above, or under one of the other exceptions to dividend treatment contained in Section
         302. In order to determine whether there has been a complete termination of actual and constructive interests in Camco, it is necessary to consider Camco Shares owned by persons from whom ownership is attributed to such dissenting stockholder under the rules of Section 318 of the Code, discussed above.

         BECAUSE OF THE COMPLEXITIES OF THE FEDERAL, STATE AND LOCAL TAX LAWS, IT IS RECOMMENDED THAT STOCKHOLDERS OF FIRST ASHLAND CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICABLE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES RESULTING FROM THE MERGER.

ACCOUNTING TREATMENT

         The Merger will be treated as a purchase for accounting purposes. Accordingly, the assets of First Ashland acquired and liabilities of First Ashland assumed by Camco in the Merger will be recorded on the books of Camco at fair value. The excess of the fair value of the assets received over the fair value of the liabilities assumed will be assigned to specific and unidentified intangible assets. The resulting intangible assets will be amortized to operations over the estimated useful life, presently estimated to be 25 years.

                 RIGHTS OF FIRST ASHLAND DISSENTING STOCKHOLDERS

         Holders of First Ashland Shares who so desire are entitled to relief as dissenting stockholders under DGCL sec. 262. A stockholder of First Ashland will be entitled to such relief, however, only if the stockholder complies strictly with all of the procedural and other requirements of DGCL sec. 262. The following summary does not purport to be a complete statement of the method of compliance with DGCL sec. 262 and is qualified in its entirety by reference to the copy of DGCL sec. 262 attached hereto as Appendix D.

         A First Ashland stockholder who wishes to perfect his rights as a dissenting stockholder in the event the Agreement is adopted:

                  (a) must have been a record holder of the First Ashland Shares as to which he seeks relief on the First Ashland Record Date and at the Effective Time;

                  (b) must not have voted his First Ashland Shares in favor of adoption of the Agreement; and

                  (c) must deliver to First Ashland, prior to the First Ashland Special Meeting, a written demand for an appraisal from the Chancery Court of the fair cash value of the First Ashland Shares as to which he seeks relief. Such written demand must state the name of the stockholder, his address and the number of shares as to which he seeks relief.

         A vote against the adoption of the Agreement will not satisfy the requirements of a written demand for payment. Any written demand for payment by a First Ashland Dissenting Stockholder must be mailed or delivered to First Ashland Financial Corporation at 1640 Carter Avenue, Ashland, Kentucky 41105,
Attention: Paul D. Leake. Because the written demand must be delivered prior to the First Ashland Special Meeting, it is recommended, although not required, that a stockholder using the mail should use certified or registered mail, return receipt requested, to confirm that he or she has made a timely delivery.

         Unless the First Ashland Dissenting Stockholder and First Ashland agree on the fair cash value per share of the First Ashland Shares, either party may, within 120 days after the service of the written demand by the stockholder, file a petition in the Chancery Court for an appraisal of the fair cash value of the First Ashland Shares. As part of such proceeding, the Chancery Court shall appraise the dissenting shares, determining their fair value exclusive of any element of value arising from expectation of the Merger, with a fair interest rate on such amount, based on all relevant factors. The costs of the proceeding may be assessed upon the First Ashland Dissenting Stockholders or Camco, as determined equitable by the Chancery Court.


         First Ashland Dissenting Stockholders will have no voting rights with respect to their dissenting First Ashland Shares nor will they receive any dividends or distributions on those shares from First Ashland or Camco.

         The rights of any First Ashland Dissenting Stockholder will terminate if the dissenting stockholder has not complied with DGCL ss.262. For a discussion of the tax consequences to a stockholder who exercises dissenters' rights, see "THE MERGER - Income Tax Consequences". In addition, a dissenting stockholder may withdraw the demand for appraisal within 60 days of the Effective Time and receive the Per Share Merger Consideration for his or her First Ashland Shares.

         Because a proxy which does not contain voting instructions will be voted for the adoption of the Agreement, a First Ashland stockholder who wishes to exercise dissenters' rights must either (i) not sign and return his proxy or,
(ii) if he signs and returns his proxy, vote against or abstain from voting on the adoption of the Agreement.

               PROPOSED AMENDMENT TO THE CAMCO CERTIFICATE


         The Camco Certificate currently authorizes 2,600,000 shares of capital stock, $1.00 par value per share, consisting of 2,500,000 common shares, $1.00 par value, and 100,000 shares of preferred stock, $1.00 par value. As of the Camco Record Date, there were 2,075,641.1 Camco Common Shares issued and outstanding, 73,675 Camco Shares reserved for issuance upon the exercise of options and no shares of preferred stock issued. Therefore, only 350,683 common shares are available for issuance in the Merger. Each Camco Share entitles the holder thereof to one vote on each matter properly submitted to the stockholders for their vote.

         In connection with the Merger, Camco will issue 987,434 Camco Shares to First Ashland stockholders and will have to reserve approximately 149,038 shares for Camco options issued to holders of First Ashland Options. Additional Camco Shares may be issued as a result of the impact, if any, of the Market Value Adjustment or the Market Average Adjustment. Camco does not have adequate authorized shares to effect the Merger. Camco must authorize at least an additional 785,789 Camco Shares prior to the Effective Time. If such shares are not authorized for issuance, the Agreement and Merger will be terminated and Camco will have to pay a $200,000 termination fee to First Ashland. See "THE MERGER - Termination and Amendment."

         The Amendment provides for the authorization of 1,614,211 Camco Shares above the level required to effect the Merger. The Board believes an increase in the total authorized Camco Shares will enable Camco to better meet its future business needs. In order to have sufficient authorized but unissued shares available to effect the Merger and for any other possible acquisitions of financial institutions or for other corporate purposes, such as stock dividends or stock options, the Board of Directors believes it is advisable to increase the authorized number of Camco Shares by 2,400,000 to 5,000,000. The proposed increase in the number of authorized shares will give Camco greater flexibility in responding quickly to advantageous business opportunities. Any acquisition of another financial institution would be subject to the approval of one or more financial institution regulators. Depending on the means by which the acquisition is completed, the stockholders may not be required to vote on the acquisition. Other issuances of authorized Camco Shares also may not be subject to stockholder vote. The stockholders need to approve any proposed amendment to the Camco Certificate before it can be effective. Therefore, the Board of Directors of Camco recommends that the stockholders approve the Amendment, which is included in Appendix E hereto.


         Since authorized shares of capital stock of Camco can be issued without further stockholder approval or pre-emptive rights in existing stockholders, the Board of Directors could dilute the voting power of existing stockholders and the voting power of the shares of Camco Shares and increase the number of shares which would have to be purchased to obtain control of Camco. One effect of the Amendment may be to discourage certain potential business combinations which some stockholders may believe to be in their best interest and to make more difficult management changes which might occur if the potential business combination were successful. In addition, the Camco Certificate and the By-laws of Camco contain provisions that could delay, defer or prevent a change in control of Camco. See "DESCRIPTION OF CAMCO SHARES - Certain Antitakeover Provisions in the Camco Certificate and the By-laws of Camco."

         All Camco Shares, including those now authorized and those which would be authorized by the Amendment, are equal in rank and have the same voting, dividend and liquidation rights. Holders of Camco Shares do not have preemptive rights.

         The affirmative vote of the holders of a majority of the outstanding shares of Camco Shares is required for the adoption of the Amendment.

         THE BOARD OF DIRECTORS OF CAMCO RECOMMENDS THAT THE STOCKHOLDERS OF CAMCO VOTE FOR THE AMENDMENT TO THE CAMCO CERTIFICATE. UNLESS A CONTRARY CHOICE IS SPECIFIED, PROXIES SOLICITED BY THE BOARD WILL BE VOTED FOR THE AMENDMENT.

                    SPECIAL MEETING OF CAMCO STOCKHOLDERS

DATE, TIME AND PLACE


         The Camco Special Meeting will be held on September 23, 1996, commencing at 2:00 p.m. local time, at the Pritchard Laughlin Civic Center, 7033 Glenn Highway, Cambridge, Ohio.


PURPOSES OF MEETING

         The purpose of the Camco Special Meeting is to consider and act upon
(i) a proposal to vote upon the Amendment, (ii) a proposal to adopt the Agreement and (ii) such other business as may properly come before the Camco Special Meeting and any adjournment thereof.

SHARES OUTSTANDING AND ENTITLED TO VOTE AND RECORD DATE


         The close of business on August 9, 1996 has been fixed by the Board of Directors of Camco as the Camco Record Date for the determination of holders of Camco Shares entitled to notice of and to vote at the Camco Special Meeting and any adjournment thereof. At the close of business on the Camco Record Date, there were _________ Camco Shares outstanding and entitled to vote and held of record by approximately ____ stockholders. Each Camco Share entitles the holder thereof to one vote on each matter to be submitted to the stockholders of Camco at the Camco Special Meeting.


VOTE REQUIRED

         The affirmative vote of the holders of a majority of the outstanding Camco Shares, voting in person or by proxy, will be necessary to approve the Amendment and to adopt the Agreement. The affirmative vote, therefore, of the holders of ______ Camco Shares will be necessary to approve the Amendment and to adopt the Agreement. As of the Camco Record Date, the directors and executive officers of Camco owned in the aggregate ________ Camco Shares, or ____% of the outstanding Camco Shares. The directors and executive officers of Camco have indicated that they intend to vote all such Camco Shares for the Amendment and for the adoption of the Agreement. Assuming the affirmative vote of all Camco Shares owned by the directors and executive officers of

Camco, the affirmative vote of an additional _________ Camco Shares, representing an additional ____% of the outstanding Camco Shares, will be necessary to approve the Amendment and to adopt the Agreement.

         The presence, in person or by proxy, of the holders of a majority of the outstanding Camco Shares entitled to vote at the Camco Special Meeting is necessary to constitute a quorum at the Camco Special Meeting. Each Camco stockholder is entitled to one vote for each Camco Share held. Under applicable law, shares which are Non-votes will be counted as being present for purposes of establishing a quorum. The effect of an abstention or Non-vote will be the same as a vote against the approval of the Amendment and the adoption of the Agreement. If a proxy is signed and dated by a stockholder but no vote is specified thereon, the shares represented by such proxy will be voted for the Amendment and for the adoption of the Agreement.

VOTING AND SOLICITATION AND REVOCATION OF PROXIES

         A proxy for use by Camco stockholders at the Camco Special Meeting accompanies this Prospectus and Joint Proxy Statement and is solicited by the Board of Directors of Camco. Whether or not a Camco stockholder plans to attend the Camco Special Meeting, we urge each stockholder to sign, date and return the enclosed proxy. Without affecting any vote previously taken, any stockholder of Camco who has executed a proxy may revoke the executed proxy at any time before the vote by filing with the Secretary of Camco, at the address of Camco set forth on the Notice of Special Meeting, written notice of such revocation, by executing a later-dated proxy which is received by Camco before the Camco Special Meeting, or by attending the Camco Special Meeting and voting in person. ATTENDANCE AT THE CAMCO SPECIAL MEETING WILL NOT, IN AND OF ITSELF, REVOKE A PROXY. The Camco Shares represented by each properly executed proxy received before the Camco Special Meeting and not revoked will be voted at the Camco Special Meeting, or any adjournment thereof, as specified on such proxy or, in the absence of specific instructions to the contrary, will be voted for the Amendment and for the adoption of the Agreement.

         As of the date of this Prospectus and Joint Proxy Statement, the Board of Directors of Camco did not know of any business to be brought before the Camco Special Meeting, other than as set forth in this Prospectus and Joint Proxy Statement. If, however, any matters other than those referred to in this Prospectus and Joint Proxy Statement should properly come before such Camco Special Meeting, or any adjournment thereof, the persons named as proxies in the enclosed proxy intend to vote the Camco Shares represented by such proxy on such matters in accordance with their best judgment in light of the conditions then prevailing.

         Camco will pay its expenses incurred in connection with preparing and mailing this Prospectus and Joint Proxy Statement, the accompanying proxy and any other related materials to the stockholders of Camco and all other costs incurred in connection with the solicitation of proxies on behalf of the Board of Directors of Camco. Proxies will be solicited by mail and also may be solicited, for no additional compensation, by officers, directors or employees of Camco and its subsidiaries by further mailing, by telephone or by personal contact. Camco will also pay the standard charges and expenses of brokerage houses, voting trustees, banks, associations and other custodians, nominees and fiduciaries, who are record holders of Camco Shares not beneficially owned by them, for forwarding such materials to and obtaining proxies from the beneficial owners of Camco Shares entitled to vote at the Camco Special Meeting.

            SPECIAL MEETING OF FIRST ASHLAND STOCKHOLDERS

DATE, TIME AND PLACE


         The First Ashland Special Meeting will be held on September 20, 1996, commencing at 10:00 a.m., local time, at the AEP Auditorium, 701 Central Avenue, Ashland, Kentucky.


PURPOSE OF MEETING

         The purpose of the First Ashland Special Meeting is to consider and act upon (i) a proposal to adopt the Agreement and (ii) such other business as may properly come before the First Ashland Special Meeting and any adjournment thereof.

SHARES OUTSTANDING AND ENTITLED TO VOTE AND RECORD DATE


         The close of business on August 9, 1996, has been fixed by the Board of Directors of First Ashland as the First Ashland Record Date for the determination of holders of First Ashland Shares entitled to notice of and to vote at the First Ashland Special Meeting and any adjournment thereof. At the close of business on the First Ashland Record Date, there were __________ First Ashland Shares outstanding and entitled to vote and held of record by approximately ____ stockholders. Each First Ashland Share entitles the holder thereof to one vote on each matter to be submitted to First Ashland stockholders at the First Ashland Special Meeting.


VOTE REQUIRED

         The affirmative vote of the holders of a majority of the outstanding First Ashland Shares, voting in person or by proxy, will be necessary to adopt the Agreement. The affirmative vote, therefore, of the holders of _______ First Ashland Shares will be necessary to adopt the Agreement. As of the First Ashland Record Date, the directors and executive officers of First Ashland owned, in the aggregate, _____, or ____%, of the outstanding First Ashland Shares. The directors and executive officers of First Ashland have indicated that they intend to vote all such First Ashland Shares for the adoption of the Agreement. Assuming the affirmative vote of all First Ashland Shares owned by the directors and executive officers of First Ashland, the affirmative vote of the holders of an additional _________ First Ashland Shares, representing an additional _____% of the outstanding First Ashland Shares, will be necessary to adopt the Agreement.

         The First Ashland stockholders present, in person or by proxy, at the First Ashland Special Meeting will constitute a quorum at the First Ashland Special Meeting. Each First Ashland stockholder is entitled to one vote for each First Ashland Share held. Under applicable law, shares which are held by a nominee for a beneficial owner and which are represented in person or by proxy at the First Ashland Special Meeting but which are Non-votes will be counted as being present for purposes of establishing a quorum. The effect of an abstention or Non-vote will be the same as a vote against the adoption of the Agreement. If a proxy is signed and dated by a stockholder, but no vote is specified thereon, the shares represented by such proxy will be voted for the adoption of the Agreement.

VOTING AND SOLICITATION AND REVOCATION OF PROXIES

         A proxy for use by First Ashland Stockholders at the First Ashland Special Meeting accompanies this Prospectus and Joint Proxy Statement and is solicited by the Board of Directors of First Ashland. Whether or not a First Ashland Stockholder plans to attend the First Ashland Special Meeting, we urge each stockholder to use the proxy. Without affecting any vote previously taken, any stockholder of First Ashland who has executed a proxy may revoke the executed proxy at any time before the vote by filing with First Ashland, at the address of First Ashland set forth on the Notice of Special Meeting, written notice of such revocation, by executing a later-dated proxy which is received by First Ashland prior to the First Ashland Special Meeting, or by attending the First Ashland Special Meeting and giving voting in person. ATTENDANCE AT THE FIRST ASHLAND SPECIAL MEETING WILL NOT, IN AND OF ITSELF, REVOKE A PROXY. The First Ashland Shares represented by each properly executed proxy received prior to the First Ashland Special Meeting and not revoked will be voted at the First Ashland Special Meeting, or any adjournment thereof, as specified on such proxy or, in the absence of specific instructions to the contrary, will be voted for the Agreement.

         As of the date of this Prospectus and Joint Proxy Statement, the Board of Directors of First Ashland did not know of any business to be brought before the First Ashland Special Meeting, other than as set forth in this Prospectus and Joint Proxy Statement. If, however, any matters other than those referred to in this Prospectus and

Joint Proxy Statement should properly come before such First Ashland Special Meeting, or any adjournment thereof, the persons named as proxies in the enclosed proxy intend to vote the First Ashland Shares represented by such proxy on such matters in accordance with their best judgment in light of the conditions then prevailing.

         First Ashland will pay its expenses incurred in connection with preparing and mailing this Prospectus and Joint Proxy Statement, the accompanying proxy and any other related materials to the stockholders of First Ashland and all other costs incurred in connection with the solicitation of proxies on behalf of the Board of Directors of First Ashland. First Ashland will pay the costs and expenses incurred by First Ashland in connection with preparing and printing this Prospectus and Joint Proxy Statement. Proxies will be solicited by mail and may be further solicited, for no additional compensation, by officers, directors or employees of First Ashland by further mailing, by telephone or by personal contact. First Ashland will also pay the standard charges and expenses of brokerage houses, voting trustees, banks, associations and other custodians, nominees and fiduciaries, who are record holders of First Ashland Shares not beneficially owned by them, for forwarding such materials to and obtaining proxies from the beneficial owners of First Ashland Shares entitled to vote at the First Ashland Special Meeting.

                     PRO FORMA UNAUDITED CONDENSED COMBINED
                       CONSOLIDATED FINANCIAL STATEMENTS

         The following are the unaudited condensed combined consolidated statements of financial condition for Camco and First Ashland at March 31, 1996, and the pro forma unaudited condensed combined consolidated statement of financial condition as if the Merger had occurred on March 31, 1996. The acquisition will be accounted for using the purchase method of accounting which requires assets acquired and liabilities assumed be recorded at the fair value at the Effective Date.


                                                                       At March 31, 1996
                                          -----------------------------------------------------------------------------
                                                                         Acquisition        Pro forma         Footnote
                                          Camco        First Ashland     adjustments         combined        References
                                          -----        -------------     -----------         --------        ----------
                                                                          Dr. (Cr.)
                                                             (Dollars in thousands)
Assets:
   Cash and cash equivalents              $  17,518        $  2,909       $      938          $  21,365          (1)
   Investment securities                     19,639          10,975          (12,678)            17,936        (1)(2)
   Mortgage-backed securities                 5,704           7,242               41             12,987          (3)
   Loans receivable - net                   286,438          62,536              675            349,649          (4)
   Goodwill net of accumulated
     amortizations                                -               -            3,250              3,250          (5)
   Other assets                              14,412            3198              484             18,094          (3)
                                           --------          ------           ------            -------

     Total assets                          $343,711         $86,860         ($ 7,290)          $423,281
                                           ========         =======         =========          ========

Liabilities:

   Total deposits                          $290,301         $60,646            $(534)          $351,481          (3)
   Advances from the FHLB                    20,069           2,003              873             21,199          (1)
   Other liabilities                          4,716             580              (20)             5,316
                                           --------        --------        ----------        ----------

     Total liabilities                      315,086          63,229              319            377,996

Stockholders' equity:
   Common stock - 5,000,000 shares,
     $1.00 par value, assumed
     authorized; 3,057,485 shares
     assumed outstanding                      2,070              15             (972)             3,057          (2)
   Additional paid-in capital                 7,683          14,347           (1,311)            23,291          (2)

   Employee benefit plans                         -          (1,654)          (1,654)                 -       (1)(2)(6)
   Retained earnings - substantially
     restricted                              18,881          10,951           10,951             18,881          (2)
   Unrealized gain (loss) on
     investment securities
     designated as available for sale            41             (28)             (28)                41          (2)
                                          ---------      -----------        ---------       -----------

     Total stockholders' equity              28,625          23,631            6,971             45,285
                                            -------        --------           ------          ---------

     Total liabilities and
       stockholders' equity                $343,711         $86,860           $7,290           $423,281
                                           ========         =======           ======           ========
- ----------------------------

(1)      Reflects the retirement of the ESOP loan.

(2) Reflects the issuance of additional Camco Shares to consummate the Merger (as adjusted for a 5% stock dividend effected in July 1996) and the elimination of First Ashland's stockholders' equity, including payment of the acquisition indebtedness and the cash portion of the Per Share Merger Consideration, along with the accrual of acquisition expenses.

(Footnotes continued on next page)

(3) The pro forma financial statements depict the acquisition of 100% of the First Ashland Shares for the Per Share Merger Consideration of .67492 Camco Shares and $9.00 cash. In the Merger, pro forma fair value adjustments have been effected to reflect mortgage-backed securities at fair value, total deposits at fair value and premises and equipment, which are included in other assets, at fair value.

(4)      Reflects the adjustment of the loan portfolio to fair value at March
         31, 1996.

(5)      Goodwill arising from the Merger.

(6) Reflects the termination of First Ashland's ESOP and elimination of future expense related to First Ashland's RRP.

         The following are pro forma unaudited condensed combined consolidated statements of earnings for Camco and First Ashland for the three months ended March 31, 1996, and on a pro forma basis as if the Merger had occurred at January 1, 1996.


                                                       Three months ended March 31, 1996
                                       --------------------------------------------------------------------
                                                                                   Pro forma
                                                      First       Acquisition    combined after   Footnote
                                       Camco         Ashland      adjustments     acquisition    references
                                       -----         -------      -----------     -----------    ----------
                                                                   Dr. (Cr.)
                                                 (Dollars in thousands, except per share data)
Interest income:
    Loans                                 $6,079       $1,236          $14           $7,301         (7)
    Mortgage-backed securities                98          131            -              229
    Investment securities                    313          174          147              340         (8)
    Interest-bearing deposits and
      other                                  153           53            3              203         (9)
                                         -------     --------        -----          -------
      Total interest income                6,643        1,594          164            8,073

Interest expense:

    Deposits                               3,237          771          (80)           3,928         (10)
    Borrowings                               365           41            -              406
                                         -------      -------        -----           ------
      Total interest expense               3,602          812          (80)           4,334
                                           -----       ------       -------           -----

Net interest income                        3,041          782           84            3,739
Provision for loan losses                     21           15            -               36
                                         -------       ------      -------         --------
Net interest income after
   provision for loan losses               3,020          767           84            3,703
Other income                                 944           35            -              979
General, administrative and other
   expenses                                2,208          485          (59)           2,634         (11)
                                           -----       ------       -------           -----

Earnings before income taxes               1,756          317           25            2,048
Income taxes                                 597           92           (2)             691         (12)
                                         -------      -------       ------          -------
Net earnings                             $ 1,159        $ 225         $ 23           $1,361
                                         =======        =====         ====           ======

Earnings per common share                $   .56        $ .17                                       (13)
                                         =======        =====
Pro forma earnings per common share                                                  $  .45         (14)
                                                                                     ======

- -----------------------------

(7) Reflects three months amortization expense of the fair value adjustment to the loan portfolio using the interest method.

(8) Reflects three months of foregone income on investment securities at a weighted average rate of 4.64%.

(Footnotes continued on next page)

(9) Reflects three months amortization of the fair value adjustment applied to the investment portfolio using the interest method.

(10) Reflects three months amortization of the fair value adjustment applied to the savings deposits, using the interest method.

(11) Reflects cost savings arising primarily from the termination of benefit plans and other expense reductions, net of three months amortization expense related to goodwill (25-year term).

(12)     Tax effects of pro forma adjustments for notes 7 to 11 above.

(13) Historic weighted average of Camco Shares outstanding totaled 2,070,051 for the three-month period ended March 31, 1996, after giving effect to the July 1996 5% stock dividend, while historic weighted average of First Ashland Shares outstanding totaled 1,313,868 for the six-month period ended March 31, 1996.

(14) Pro forma earnings per common share is based on 3,010,963 weighted average pro forma shares outstanding, which gives effect to the July 1996 5% stock dividend.

         The following are pro forma unaudited condensed combined consolidated statements of earnings for Camco and First Ashland for the year ended December 31, 1995, and on a pro forma basis as if the Merger had occurred on January 1, 1995.


                                                                       Year ended December 31, 1995
                                             ------------------------------------------------------------------------
                                                                                             Pro forma
                                                                            Acquisition   combined after    Footnote
                                             Camco        First Ashland     adjustments     acquisition    references
                                             -----        -------------     -----------     -----------    ----------
                                                                             Dr. (Cr.)
                                                          (Dollars in thousands, except per share data)
Interest income:
   Loans                                    $22,939            $4,606           $  56        $27,489          (15)
   Mortgage-backed securities                   423               562               -            985
   Investment securities                      1,570               749             588          1,731          (16)
   Interest-bearing deposits and other          508               162              12            658          (17)
                                          ---------           -------            ----       --------
     Total interest income                   25,440             6,079             656         30,863

Interest expense:

   Deposits                                  12,478             3,030            (320)        15,188          (18)
   Borrowings                                 1,779               307               -          2,086
                                           --------           -------          ------          -----
     Total interest expense                  14,257             3,337            (320)        17,274
                                             ------             -----            -----        ------

Net interest income                          11,183             2,742             336         13,589
Provision for loan losses (recoveries)          143                (2)              -            141
                                           --------          ---------         ------       --------
Net interest income after provision for      11,040             2,744             336         13,448
   loan losses

Other income                                  3,293                82               -          3,375
General, administrative and other expense     8,775             1,759            (234)        10,300          (19)
                                              -----             -----            -----        ------
Earnings before income taxes                  5,558             1,067             102          6,523

Income taxes                                  1,910               322              10          2,242          (20)
                                            -------           -------           -----          -----

Net earnings                                $ 3,648            $  745            $112         $4,281
                                            =======            ======            ====         ======

Earnings per common share                   $  1.76                                                           (21)
                                            =======
Pro forma earnings per common share                                                           $ 1.42          (22)
                                                                                              ======

- --------------------------------

         (Footnotes on next page)

(15) Reflects one year amortization expense of the fair value adjustment to the loan portfolio using the interest method.

(16) Reflects foregone income on investment securities at the weighted average weight of 4.64% for one year.

(17) Reflects one year amortization of the fair value adjustment applied to the investment portfolio using the interest method.

(18) Reflects one year amortization of the fair value adjustment applied to the savings deposits using the interest method.

(19) Reflects cost savings arising primarily from the termination of benefit plans, net of one year's amortization related to goodwill (25-year term).


(20)     Tax effects of pro forma adjustments for notes 15 to 19 above.


(21) Historic weighted average of Camco Shares outstanding totaled 2,069,104 for the year ended December 31, 1995, after giving effect to the July 1996 5% stock dividend, while historic weighted average of First Ashland Shares outstanding totaled 1,308,975 for the three-month period ended December 31, 1995.

(22) Pro forma earnings per common share is based on 3,009,516 weighted average pro forma Camco Shares outstanding, which gives effect to the July 1996 5% stock dividend.


                   CAMCO MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Camco's profitability depends primarily on the level of net interest income, which is the difference between interest income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on deposit accounts and borrowings. In recent years, Camco's net earnings has also been heavily influenced by the level of other income, including gains on sale of loans, loan servicing fees and other fees. Camco's operations are also influenced by the level of general, administrative and other expenses, including salaries and employee benefits, occupancy and federal deposit insurance premiums, and federal income tax expense.

         Since its incorporation in 1970, Camco has evolved into a full service provider of financial products to the communities served by its Banking Subsidiaries. Utilizing a common marketing theme based on Camco's commitment to personalized customer service, Camco and its affiliates have grown from $22.4 million of consolidated assets in 1970 to $346.5 million of consolidated assets at December 31, 1995. Camco's rate of growth is largely attributable to its acquisitions of Marietta Savings and First Federal and the continued expansion of product lines from the limited deposit and loan offerings which could be offered in the heavily regulated environment of the 1970s to the wider array of financial service products that were the previous domain of commercial banking subsidiaries. Additionally, Camco's operational growth has been enhanced by vertical integration of the residential lending function through establishing mortgage banking operations in the Banking Subsidiaries' primary market areas and, to a lesser extent, by chartering a title insurance agency.

         Camco's management believes that continued success in the financial services industry will be achieved by those institutions with a rigorous dedication to building value-added customer-oriented organizations. Toward this end, each of the Banking Subsidiaries' operations are decentralized, with a separate Board of Directors and management team focusing on consumer preferences for financial products in the respective communities served. Based on such consumer preferences, Camco's management designs financial service products with a view towards differentiating each of the constituent Banking Subsidiaries from the competition. It is management's opinion that the Banking Subsidiaries' abilities to rapidly adapt to consumer needs and preferences is essential to community-based financial institutions in order to compete against the larger regional and money-center bank holding companies.

FINANCIAL CONDITION AT MARCH 31, 1996

         At March 31, 1996. Camco's consolidated assets totaled $343.7 million, a decrease of $2.8 million, or .8% from the December 31, 1995 total of $346.5 million. The decrease in the current quarter's consolidated assets is primarily attributable to a decrease of $6.0 million in FHLB advances, which was partially offset by an increase in deposits of $3.7 million and undistributed net earnings of $942,000.

         Liquid assets (cash, interest-bearing deposits in other financial institutions and investment securities) totaled $37.2 million at March 31, 1996, a decline of $585,000, or 1.6%, from December 31, 1995 levels. Management elected to utilize excess liquidity to fund repayments on FHLB advances.

         Mortgage-backed securities totaled $5.7 million at March 31, 1996, a decrease of $283,000 from December 31, 1995, due primarily to principal repayments during the quarter. Loans receivable and loans held for sale decreased by $2.0 million, or .7%, during the three months ended March 31, 1996, to a total of $290.7 million. The decrease was primarily attributable to loan sales of $26.8 million and principal repayments of $15.7 million, which exceeded loan disbursements of $40.5 million.

         Nonperforming loans (90 days or more delinquent plus nonaccrual loans), totaled $1.3 million and $1.1 million at March 31, 1996 and December 31, 1995, constituting .45% and .37% of the loan portfolio at those dates. The consolidated allowance for loan losses totaled $1.1 million and $1.0 million at March 31, 1996 and December 31, 1995, presenting 84.6% and 95.4% of nonperforming loans at the respective dates. The provision for loan losses for the three months ended March 31, 1996 is primarily attributable to growth in the loan portfolio during that period.

         Deposits totaled $290.3 million at March 31, 1996, an increase of $3.7 million, or 1.3%, over December 31, 1995 levels. The increase resulted primarily from management's continuing efforts to achieve a moderate rate of growth through advertising and pricing strategies. The proceeds from deposit growth and excess liquidity were used to repay advances from the Federal Home Loan Bank, which declined by $6.0 million, or 23.0%, to a total of $20.1 million at March 31, 1996.

         The Bank Subsidiaries are required to maintain minimum regulatory capital pursuant to federal regulations. At March 31, 1996, the Bank Subsidiaries' regulatory capital exceeded all regulatory capital requirements.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND MARCH 31, 1995

         GENERAL. Camco's net earnings for the three months ended March 31, 1996 totaled $1.2 million, an increase of $536,000, or 86.0%, over the $623,000 of net earnings reported in the comparable 1995 period. The increase in earnings in the 1996 period is primarily attributable to an increase in net interest income of $410,000, in increase in other income of $442,000 and a decrease in the provision for loan losses of $14,000, which were partially offset by an increase in general, administrative and other expense of $54,000 and an increase in the provision for Federal income taxes of $276,000.

         NET INTEREST INCOME. Total interest income for the three months ended March 31, 1996, increased by $721,000, or 12.2%, reflecting the effects of growth in average interest-earning assets outstanding, coupled with an increase in yield year-to-year. Interest income on loans and mortgage-backed securities totaled $6.2 million for the three months ended March 31, 1996, an increase of $833,000, or 15.6%, over the comparable 1995 quarter. The increase resulted primarily from the $22.1 million, or 8.0%, increase in the average balance outstanding year-to-year. Interest income on investments and interest-bearing deposits declined by $112,000, or 19.4%, due to a decrease in average balances of $9.5 million. Interest expense on deposits increased by $401,000, or 14.1%, to a total of $3.2 million for the three months ended March 31, 1996, due primarily to a $16.3 million increase in the average balance of deposits outstanding.

         PROVISION FOR LOSSES ON LOANS. The provision for losses on loans totaled $21,000 for the three months ended March 31, 1996, a decrease of $14,000 from the comparable period in 1995. The current period provision generally reflects the effects of loan portfolio growth integrated with a stable level of nonperforming loans.

         OTHER INCOME. Other income increased for the three months ended March 31, 1996 by $442,000, or 88.0%, from the comparable 1995 period. The increase in other income is primarily attributable to a $376,000 increase in gains on sale of loans and an increase of $83,000, or 50.6%, in late charges, rent and other, which was



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primarily offset by a $13,000 decrease in service charges and other fees on deposits. The increase in gains on sale of loans reflects an increase in sales volume year-to-year, coupled with the recognition of mortgage servicing rights, totaling $310,000 in accordance with SFAS No. 122. The increase in late charges, rent and other was primarily attributable to a $51,000 increase in fee volume at East Ohio Title and an increase in fees on loans and deposit accounts as a result of the growth in the respective portfolios.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased for the three months ended March 31, 1996 by $54,000, or 2.5%. The increase is due primarily to a $35,000, or 15.6%, increase in occupancy of premises, a $10,000, or 11.1%, increase in data processing, an $11,000, or 7.2%, increase in federal deposit insurance premiums, a $13,000, or 2.8%, increase in other operating costs and a $16,000, or 17.8%, increase in franchise taxes, which were partially offset by a $10,000, or 1.0%, decrease in employee compensation and benefits and a $21,000, or 19.6%, decrease in advertising. The increase in occupancy of premises is attributable to depreciation expense on office equipment purchased in 1995 and general repairs of office buildings. The decrease in employee compensation and benefits is attributable to increased deferred loan origination costs as a result of the higher origination volume in 1996. Overall, the net increase of $54,000, or 2.5%, generally reflects management's control over general and administrative expenses.

         FEDERAL INCOME TAX. The provision for federal income taxes increased in the three months ended March 31, 1996 by $276,000, or 86.0%. This increase is solely attributable to an $812,000 increase in pre-tax earnings, as the effective tax rate remained unchanged at 34% for both periods.

FINANCIAL CONDITION AT DECEMBER 31, 1995

         Camco's total assets amounted to $346.5 million as of December 31, 1995, an increase of $21.8 million, or 6.7%, over the $324.6 million total as of December 31, 1994. The increase in the current year follows asset growth of $47.5 million, or 17.2%, in 1994. The increase in 1995 was funded primarily through growth in the deposit portfolio of $19.7 million and an increase in stockholders' equity of approximately $3.0 million.

         Cash, interest-bearing deposits and investment securities totaled $37.7 million at December 31, 1995, a decrease of $9.3 million, or 19.7%, from the 1994 total. The decline reflects management's decision to utilize proceeds from the maturity of investment securities to partially fund loan originations. Mortgage-backed securities declined by $929,000, or 13.4%, to a total of $6.0 million at December 31, 1995, as a result of principal repayments during the year.

         Loans receivable totaled $292.8 million at December 31, 1995, an increase of $31.3 million, or 12.0%, over the $261.5 million total at December 31, 1994. The increase resulted primarily from loan originations in excess of principal repayments of $70.6 million which were partially offset by loan sales totaling $38.9 million. During 1995 Camco's volume of loan sales in the secondary market remained relatively consistent with that of the prior year, as 1994 sales totaled $41.3 million.

         Asset quality, as measured by the amount of nonperforming loans (90 days or more delinquent plus non-accrual loans), showed improvement in 1994 and 1995. Specifically, nonperforming loans totaled $1.1 million, $1.3 million and $2.0 million at December 31, 1995, 1994 and 1993, respectively, representing
 .37%, .50% and 1.03%, of the loan portfolio at those dates. The consolidated allowance for loan losses totaled $1.0 million, $943,000 and $1.0 million at December 31, 1995, 1994 and 1993, respectively, representing 95.4%, 71.5% and 50.3% of nonperforming loans at those respective dates. As a result of the overall decline in nonperforming loans over the two year time frame, the provision for loan losses for the years ended December 31, 1995 and 1994 were primarily attributable to the $101.3 million in loan portfolio growth during that period.

         Deposits increased by $19.7 million, or 7.4%, during the year ended December 31, 1995, to a total of $286.6 million, compared to the $266.9 million total at December 31, 1994. During 1994 Camco experienced deposit portfolio growth of $14.6 million, or 5.8%. The increases in 1995 and 1994 resulted primarily from



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management's continuing marketing efforts, coupled with pricing strategies employed to achieve a moderate rate of growth.

         The Banking Subsidiaries are required to maintain minimum regulatory capital levels pursuant to federal regulations. At December 31, 1995, the Banking Subsidiaries' regulatory capital collectively exceeded the most stringent of these regulations by approximately $10.7 million.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994

         GENERAL. Camco's net earnings for the year ended December 31, 1995, totaled $3.6 million, an increase of $1.1 million, or 43.5%, over the $2.5 million in net earnings recorded for the year ended December 31, 1994. The increase resulted primarily from a $1.7 million increase in net interest income and a $715,000 increase in other income, which were partially offset by a $46,000 increase in the provision for losses on loans, a $621,000 increase in general, administrative and other expense, and a $599,000 increase in the provision for federal income taxes.

         NET INTEREST INCOME. Total interest income for the year ended December 31, 1995, amounted to $25.4 million, an increase of $5.7 million, or 28.8%, over the amount recorded in 1994. Interest income on loans and mortgage-backed securities increased by $6.2 million, or 36.5%. The increase resulted primarily from a $62.4 million increase in the average portfolio outstanding, coupled with a 52 basis point increase in the average yield, from 7.59% in 1994 to 8.11% in 1995. Interest income on investment securities and interest-bearing deposits decreased by $562,000, or 21.3%, to a total of $2.1 million in 1995. The decrease was due primarily to a reduction in the average balance outstanding of $16.4 million, which was partially offset by an 84 basis point increase in yield, to 6.02% in 1995. The decline in the average balance during the year reflects management's decision to redeploy excess liquidity to fund loan originations, thereby obtaining a more favorable yield.

         Interest expense increased during the year ended December 31, 1995, by $4.0 million, or 39.3%, to a total of $14.3 million, compared to 1994. Interest expense on deposits increased by $3.0 million, or 31.4%, to a total of $12.5 million in 1995. The increase resulted primarily from growth in the average portfolio outstanding of $25.1 million, coupled with an increase in the average rate paid on deposits of 73 basis points, from 3.72% in 1994 to 4.45% in 1995. Interest expense on borrowings increased by $1.0 million, or 141.7%, to a total of $1.8 million in 1995. The increase was due primarily to a $16.3 million increase in the average balance of borrowings outstanding.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by approximately $1.7 million, or 17.4%, to a total of $11.2 million for the year ended December 31, 1995. The net interest rate spread declined by 5 basis points during the year, from 3.32% in 1994 to 3.27% in 1995, while the net interest margin increased by 2 basis points, from 3.45% in 1994 to 3.47% in 1995.

         PROVISIONS FOR LOSSES ON LOANS. The provision for losses on loans amounted to $143,000 for the year ended December 31, 1995, an increase of $46,000, or 47.4%, over the $97,000 total recorded in 1994. As stated previously, the current year provision is primarily attributable to growth in the loan portfolio, as nonperforming loans declined during the period, totaling $1.1 million at December 31, 1995, compared to $1.3 million at December 31, 1994.

         OTHER INCOME. Other income totaled $3.3 million for the year ended December 31, 1995, an increase of $715,000, or 27.7%, over the $2.6 million total for 1994. The increase resulted primarily from a $163,000, or 21.7%, increase in late charges, rent and other and a $625,000, or 124.8%, increase in gain on sale of loans, which were partially offset by a $140,000 decline in gain on sale of real estate acquired through foreclosure. The increase in gain on sale of loans can be attributed primarily to Camco's adoption of Statement of Financial Accounting Standards ("SFAS") No. 122 on "Accounting for Mortgage Servicing Rights" during the current year. SFAS No. 122 provides for recognition of rights to service mortgage loans as separate assets. Camco adopted SFAS No. 122


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as of April 1, 1995, and recorded mortgage servicing rights totaling $655,000 during the year ended December 31, 1995.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $8.8 million for the year ended December 31, 1995, an increase of $621,000, or 7.6%, over the $8.2 million recorded in 1994. The increase resulted primarily from a $592,000, or 16.4%, increase in employee compensation and benefits, a $51,000, or 8.9%, increase in federal deposit insurance premiums and a $31,000, or 10.7%, increase in franchise taxes, which were partially offset by a decline of $28,000, or 3.0%, in occupancy expense. The increase in employee compensation and benefits resulted primarily from normal merit increases and an increase in staffing levels as a result of growth. The increase in federal deposit insurance premiums can be attributed to growth in the deposit portfolio year-to-year, while the increase in franchise taxes resulted from an increase in stockholders' equity following Camco's stock offering during 1994.

         The deposit accounts of Cambridge Savings, Marietta Savings and First Federal and of other savings associations are insured by the SAIF administered by the FDIC. The reserves of the SAIF are below the level required by law, because a significant portion of the assessments paid into the fund are used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the Bank Insurance Fund (the "BIF") administered by the FDIC, except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in late 1995 and are expected to exceed them by $.23 per $100 in deposits in 1996. This premium disparity could have a negative competitive impact on Cambridge Savings, Marietta Savings and First Federal and other institutions with SAIF deposits.

         A legislative proposal is under consideration by Congress to recapitalize the SAIF and eliminate the significant premium disparity. Currently, that recapitalization plan provides for the payment of a special assessment of approximately $.85 per $100 of SAIF deposits held at December 31, 1995, in order to increase SAIF reserves to the level required by law. Certain banks holding SAIF deposits would pay a lower special assessment. In addition, the cost of prior thrift failures would be shared by both the SAIF and the BIF. Such cost sharing might increase BIF assessments by $.02 to $.025 per $100 in deposits. SAIF assessments for healthy institutions would be set at a significantly lower level, but could never be reduced below the level for healthy BIF institutions.

         A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1998. However, legislative proposals contemplate an elimination of the federal thrift charter and of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. Cambridge Savings and Marietta Savings are state savings banks, which are not considered thrifts for these purposes. However, First Federal is a federal thrift and would have to convert to a bank charter. As a result, First Federal would become subject to the more restrictive activity limits imposed on national banks, but it would have a specified period of time to divest of any non-conforming assets. If First Federal is required to convert to a commercial bank charter, it would have to recapture approximately $2.7 million of its bad debt reserve, unless Congress amends these recapture provisions. Such a proposal is currently under consideration. That proposal would eliminate the special thrift method of tax accounting for bad debt reserves, which all three financial institution subsidiaries have relied on, effective in 1996. In addition, Camco would become a bank holding company, which would subject it to more restrictive activity limits and to capital requirements similar to those imposed on its financial institution subsidiaries. These more restrictive activity limits would prohibit the title insurance activities of Camco's subsidiary, East Ohio Title, after the end of a time specified to divest of non-conforming assets.

         Camco's three financial institution subsidiaries had $277.3 million in deposits at March 31, 1995. If the special assessment is $.85 per $100 in deposits, those three institutions will pay an aggregate additional assessment of $2.4 million. This assessment should be tax deductible, but it will reduce earnings and capital for the quarter in which it is reported. It is expected that quarterly SAIF assessments would be reduced significantly after such special assessment is paid.



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         No assurances can be given that the SAIF recapitalization plan will be enacted into law or in what form it may be enacted. In addition, Camco can give no assurances that the disparity between BIF and SAIF assessments will be eliminated and cannot be certain of the impact of its being regulated as a bank holding company, First Federal being converted to or regulated as a bank, or the change in tax accounting for bad debt reserves, until the legislation requiring such change is enacted.

         FEDERAL INCOME TAXES. The provision for federal income taxes totaled $1.9 million for the year ended December 31, 1995, an increase of $599,000, or 45.7%, over the $1.3 million total recorded in 1994. The increase resulted primarily from the increase in net earnings before taxes of $1.7 million, or 44.3%. The effective tax rates were 34.4% and 34.0% for the years ended December 31, 1995 and 1994, respectively.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1994 AND DECEMBER 31, 1993

         GENERAL. Camco's net earnings for the year ended December 31, 1994, totaled $2.5 million, a decline of $782,000, or 23.5%, from the $3.3 million in net earnings reported for the year ended December 31, 1993. The reduction in earnings in 1994 was almost solely attributable to a decline in secondary market activities and an increase in general, administrative and other expense of $1.2 million, which were partially offset by a $352,000 increase in other forms of fee-based income, a $288,000 increase in net interest income as well as a decline in the provision for federal income taxes.

         NET INTEREST INCOME. Total interest income for 1994 increased by $769,000, or 4.0%, generally reflecting an $18.2 million increase in weighted average interest-earning assets, which was partially offset by the effects of lower yields due to the significant degree of loan refinancing that continued throughout 1993. Total interest expense increased by $481,000, generally reflecting the effects of deposit growth during the year, as well as an increase in the cost of deposits due to the rising rate environment that began in 1994.

         As interest rates began to rise, management carefully monitored the bond markets, while 1994 net interest income began to fall. As interest rates continued to increase, management developed several loan programs to stimulate loan demand, primarily funding the $68.7 million in portfolio growth with FHLB advances and deposit growth at approximate interest rate spreads ranging from 2.0% to 4.0%. The utilization of this growth strategy had the effect of increasing net interest income by $288,000, or 3.1%, notwithstanding an increase in the weighted average cost of deposits.

         PROVISION FOR LOSSES ON LOANS. The provision for losses on loans totaled $97,000 for the year ended December 31, 1994, a decline of $213,000 from 1993. As stated previously, the 1994 provision was solely attributable to growth in the loan portfolio over the two year period ended December 31, 1994, as nonperforming loans have declined.

         OTHER INCOME. Other income declined for the year ended December 31, 1994 by $528,000, or 17.0%. The decline in other income was primarily attributable to a $1.0 million decline in gains on sale of loans, which was partially offset by a $165,000 increase in gains on sale of real estate acquired through foreclosure and a $352,000 increase in all other operating categories. The decline in gains on sale of loans generally reflected the impact of interest rate increases on secondary marketing activities. A $148,000 increase in loan servicing fee income generally reflected $105.0 million growth in the loan servicing portfolio since December 31, 1992. The Bank servicing the loan generally receives an annual fee totaling .25% to .38% of the principal balance of the serviced loan. At December 31, 1994 and 1993, loans serviced for others totaled $240.5 million and $197.1 million, respectively.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased for the year ended December 31, 1994, by $1.2 million, or 17.1%. The increase was due primarily to a $744,000, or 26.0%, increase in salaries and employee benefits, and a $156,000 increase in occupancy expense. The increase in salaries and benefits generally reflected normal merit increases for existing employees, as well as hiring of additional personnel due to the opening of three loan production offices in 1993. Similarly, the increase in




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occupancy expense reflected the expenses associated with opening of these offices, as well as the full year's expense attendant to renovating two banking offices in the prior year.

         PROVISION FOR FEDERAL INCOME TAXES. The provision for federal income taxes declined for the year ended December 31, 1994, by $436,000. This decline was solely attributable to the $1.2 million decline in pre-tax earnings, as the effective tax rate remained unchanged at 34% for 1994 and 1993.

ASSET AND LIABILITY MANAGEMENT

         Net interest income, the difference between asset yields and the cost of interest-bearing liabilities, is the principal component of Camco's net earnings. The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in the prevailing level of interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which a financial institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income, while a positive gap within shorter maturities would have the opposite effect.

         In recognition of the foregoing factors, the Board of Directors of each of the Banking Subsidiaries has implemented an asset and liability management strategy directed toward improving each Bank's interest rate sensitivity. The principal common elements of such strategies include 1) meeting the consumer preference for fixed-rate loans over the past several years by selling such loans in the secondary market, 2) maintaining higher levels of liquid assets, such as cash, short-term interest-bearing deposits and short-term investment securities as a hedge against rising interest rates in the lower interest rate environment and utilizing FHLB advances and longer term certificates of deposit as funding sources when available.

LIQUIDITY AND CAPITAL RESOURCES

         Savings associations are generally required to maintain specified minimum levels of liquid investments, including cash and qualifying types of U.S. Government and agency obligations and other specified instruments. The primary sources of funds to the banking subsidiaries are deposits, principal and interest payments made on the portfolio loans, proceeds from the sale of mortgage loans, maturing investments, FHLB advances and funds provided by operating activities. Principal uses of funds include deposit withdrawals, loan originations, investment purchases, repayment of FHLB advances, payment of interest on deposits and payment of operating expenses. While certain of these sources and uses of funds are relatively predictable, deposit flows, loan originations and prepayment of loans are influenced by external factors such as interest rates, economic conditions, competition and consumer confidence in financial service industries.

         Camco attempts to maintain a stable retail deposit base which does not utilize brokered deposits. During the years ended December 31, 1995 and 1994, Camco maintained its deposit balance goals by offering competitive, but not excessive, interest rates on deposits. Deposit balances increased by $3.7 million during the three months ended March 31, 1996, and $19.7 and $14.6 million during the years ended December 31, 1995 and 1994, respectively. As stated previously, management intends to pursue growth in the current interest rate environment.

         At March 31, 1996, and December 31, 1995, respectively, the Banking Subsidiaries had total outstanding loan commitments of $19.8 million and $24.8 million, which included outstanding loan origination commitments to purchase loans, undisbursed loans in process of $6.5 million and $8.7 million, and borrower's unused lines of credit of $8.3 million and $9.4 million. Such commitments can be funded from current excess liquidity.




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         Camco's principal source of income on an unconsolidated basis is earnings and dividends from the banking subsidiaries. The ability of the banking subsidiaries to pay dividends to Camco is subject to certain regulatory restrictions. Each of the Banking Subsidiaries is currently able to pay dividends to Camco to the fullest extent permitted by federal regulations.

IMPACT OF INFLATION AND CHANGING PRICES

         The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in terms of historical dollars, without considering changes in relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than does the effect of general levels of inflation. In the current interest rate environment, the liquidity, the maturity structure and the quality of Camco's assets and liabilities are critical to the maintenance of acceptable performance levels.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1993, the Financial Accounting Standards Board ("FASB") adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This promulgation, which is effective for fiscal years beginning after December 15, 1994, requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or fair value of the collateral. Camco's loans which might be affected are collateral dependent, and Camco's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value. Management adopted SFAS No. 114 on January 1, 1995, without a significant detrimental effect on Camco's overall consolidated financial position or results of operations.

         In March 1995, the FASB issued SFAS No. 121, "Accounting For the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment was a recognized measurement of an impairment was for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. This statement is effective for financial statements for fiscal years beginning after December 15, 1995. Earlier application is encouraged. Camco adopted SFAS No. 121 on January 1, 1996, without material effect on the consolidated financial position or results of operations.

         In May 1995, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires that Camco recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights. SFAS No. 122 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. SFAS No. 122 was effective for years beginning after December 15, 1995, (January 1, 1996, as to Camco) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application is prohibited, and earlier adoption is encouraged. Management elected early adoption of SFAS No. 122 as of April 1, 1995, which resulted in the recognition of $655,000 in gains on sales of loans during the year ended December 31, 1995.



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         In October 1995, the FASB issued SFAS No. 123, "Accounting for
Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management of Camco does not believe the disclosure provision of SFAS 123 will have a material adverse effect on its financial condition or results of operations.

                                BUSINESS OF CAMCO

         Camco is a multiple savings and loan holding company organized under Delaware law in 1970. Through its wholly-owned subsidiaries, Cambridge Savings, Marietta Savings and First Federal, Camco is engaged in the savings institution business in Ohio. East Ohio Title, another wholly-owned subsidiary of Camco, is engaged in the title insurance agency business.

         Cambridge Savings, which was acquired by Camco in 1971, was incorporated under Ohio law in 1885. The main office of Cambridge Savings is in Cambridge, Ohio. Cambridge Savings has branch offices in Cambridge, Byesville and Uhrichsville, Ohio. In July 1994, Cambridge Savings converted its charter from an Ohio savings and loan association to an Ohio savings bank.

         Established in 1923 under Ohio law, Marietta Savings was acquired by Camco in 1973. Marietta has its main office in Marietta, Ohio, and a branch in Belpre, Ohio. In July 1994, Marietta Savings converted its charter from an Ohio savings and loan association to an Ohio savings bank.

         Cambridge Savings and Marietta Savings each own 50% of the outstanding stock of CMC, a service corporation engaged in mortgage lending and related activities. Marietta Savings owns 100% of the outstanding stock of WestMar, a service corporation engaged in mortgage lending activities, primarily in Wood County, West Virginia.

         First Federal, a federal savings bank, was acquired by Camco in 1988. First Federal has its main office in Washington Court House, Ohio, and loan origination offices in Chillicothe, Circleville and Wilmington, Ohio.

         The Banking Subsidiaries are members of the FHLB of Cincinnati, and the accounts of each are insured up to applicable limits by the SAIF administered by the FDIC. First Federal is subject to regulation, examination and supervision by the OTS and the FDIC. Cambridge Savings and Marietta Savings are regulated by the Division and the FDIC. Camco is regulated by the OTS as a savings and loan holding company.

         The principal source of revenue for Camco on an unconsolidated basis is dividends from the Banking Subsidiaries. Camco, through the Banking Subsidiaries, is principally engaged in the business of making first mortgage loans to finance the purchase, construction or improvement of residential or other real property. Camco also invests in United States Government guaranteed mortgage-backed securities and securities issued by the United States Government and agencies thereof. Funds for loans and investments are obtained primarily from savings deposits, loan principal repayments and borrowings from the FHLB of Cincinnati.

                           SECURITY OWNERSHIP OF CAMCO

         The following table sets forth certain information with respect to the only persons known to Camco to own beneficially more than 5% of the outstanding shares of common stock of Camco as of April 1, 1996:

                                          Amount and nature of                Percentage of
Name and address                        beneficial ownership(1)           shares outstanding(1)
Larry A. Caldwell                            103,5635.3(2)                        5.26%
10491 Rock Hill Road
Cambridge, Ohio  43725

John H. Heiby                                  99,749(3)                          5.06%
106 Chippewa Drive
Marietta, Ohio  45750

- -----------------------------

(1) Amounts and percentages not adjusted for the July 1996 stock dividend. The numbers in this table do not include shares subject to options which have been awarded, but were not yet exercisable at April 1, 1996, pursuant to the Camco Financial Corporation 1995 Stock Option and Incentive Plan (the "1995 Stock Option Plan"). See "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF CAMCO - Stock Option Plans" regarding terms of and number of shares subject to options issued under the 1995 Stock Option Plan. Those options became exercisable in May 1996.

(2) Includes 98,998.9 shares owned directly by Mr. Caldwell, 3,665 shares owned by Carol J. Caldwell, Mr. Caldwell's spouse, 230..5 shares held indirectly by Mr. Caldwell through Camco's 401(k) Plan, and 740.9 shares which Mr. Caldwell may acquire pursuant to immediately exercisable options granted to Mr. Caldwell under the Camco Financial Corporation 1982 Incentive Stock Option Plan (the "1982 Stock Option Plan").

(3) Includes 3,149 shares owned by Mr. Heiby directly and 96,600 shares owned by Virginia L. Heiby, Mr. Heiby's spouse.

         The following table sets forth certain information with respect to the number of shares of common stock of Camco beneficially owned by each director of Camco and by all directors and executive officers of Camco as a group as of April 1, 1996:

                                          Amount and nature of                Percentage of
Name and address(1)                     beneficial ownership(2)           shares outstanding(2)
- ----------------                        --------------------              ------------------
Larry A. Caldwell                              103,635.3(3)                       5.26%
Robert C. Dix, Jr.                               3,100.0                           .16%
James R. Hanawalt                                3,395.0                           .17%
John H. Heiby                                   99,749.0(4)                       5.06%
Anthony J. Popp                                 38,590.7(5)                       1.96%
Samuel W. Speck                                  9,771.0                           .50%
Jeffrey T. Tucker                                7,344.0                           .37%
All directors and executive
 officers as a group (8 persons)               316,956.2(6)                      16.08%
- -----------------------------

(Footnotes continued on next page)

(1) Each of the persons listed in this table may be contacted at the address of Camco, 814 Wheeling Avenue, Cambridge, Ohio 43725.

(2) Amounts and percentages not adjusted for the July 1996 stock dividend. All shares are owned directly unless otherwise noted. The numbers in this table do not include shares subject to options which have been awarded, but were not yet exercisable at April 1, 1996, pursuant to the 1995 Stock Option Plan. See "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF CAMCO - Stock Option Plans" regarding terms of and number of shares subject to options issued under the 1995 Stock Option Plan. Those options became exercisable in May 1996.

(3) Includes 3,665 shares owned by Carol J. Caldwell, Mr. Caldwell's spouse, 183.3 shares held indirectly by Mr. Caldwell through Camco's 401(k) Plan, and 740.9 shares which Mr. Caldwell may acquire pursuant to immediately exercisable options granted to Mr. Caldwell under the 1982 Stock Option Plan.

(4)      Includes 96,600 shares owned by Virginia L. Heiby, Mr. Heiby's spouse.

(5) Includes 331.3 shares allocated to Mr. Popp's account under Camco's 401(k) Plan and 370.4 shares which Mr. Popp may acquire pursuant to immediately exercisable options granted to Mr. Popp under the 1982 Stock Option Plan.

(6) Includes 1,481.7 shares which may be acquired pursuant to immediately exercisable options granted under the 1982 Stock Option Plan.


                               MANAGEMENT OF CAMCO

DIRECTORS

         The following table presents certain information respecting persons who are the members of the Board of Directors of Camco:

                                                       Other                     Director           Term
Name                          Age(1)             Position(s) Held                  Since           Expires
- ----                          -----              ----------------                --------          -------
Robert C. Dix, Jr.              56                      --                         1994             1997
John H. Heiby                   68                Vice President                   1973             1997
James R. Hanawalt               66                      --                         1991             1998
Anthony J. Popp                 58         Senior Vice President, Chief            1985             1998
                                          Financial Officer and Secretary
Larry A. Caldwell               59      President, Chief Executive Officer         1970             1999
                                             and Chairman of the Board
Samuel W. Speck                 59                      --                         1991             1999
Jeffrey T. Tucker               38                      --                         1987             1999
- -----------------------------

(1)        At April 1, 1996.

         Larry A. Caldwell is the President of Camco, a position he has held since Camco was organized in 1970, and was appointed Chief Executive Officer and Chairman of the Board in January 1996. Mr. Caldwell is also a director of each of Camco, Marietta Savings, First Federal, Cambridge Savings and East Ohio Title.

         Robert C. Dix, Jr. is Publisher of The Daily Jeffersonian, Cambridge, Ohio, and is one of the five principals of the group known as Dix Communication. Mr. Dix is Executive Vice President of Wooster Republican Printing Company, which owns a group of newspapers and radio stations. Mr. Dix is also President of MDM Broadcasting, a television station holding company, which is a wholly-owned subsidiary of Wooster Republican Printing Company.

         James R. Hanawalt retired in 1990 after 37 years of service to Armco Building Systems ("Armco"). At the time of his retirement, Mr. Hanawalt was Armco's director of manufacturing. Mr. Hanawalt serves as a director and the Chairman of the Board of First Federal.

         John H. Heiby is a retired independent sales representative for funeral supply products. Mr. Heiby serves as a a director and the Chairman of the Board of Marietta Savings.

         Anthony J. Popp is the Chief Financial Officer, a Senior Vice President and the Secretary of Camco and Chief Executive Officer of Marietta Savings, a position he has held since 1972. Mr. Popp also serves as a member of the boards of directors of First Federal, Marietta Savings and East Ohio Title.

         Samuel W. Speck is President of Muskingum College, New Concord, Ohio. Prior to joining Muskingum College in 1986, Dr. Speck was Associate Director of the Federal Emergency Management Agency. Mr. Speck is also a director of Cambridge Savings.

         Jeffrey T. Tucker is a certified public accountant and a partner in the accounting firm of Tucker & Tucker, Cambridge, Ohio.

EXECUTIVE OFFICERS

         The following table presents certain information in respect of the executive officer of Camco who is not on the Board of Directors:

  Name                                     Age(1)                  Position
  ----                                     ------                  --------

  D. Edward Rugg                            41                     Treasurer

[FN]
(1)      At April 1, 1996.

         D. Edward Rugg has been Treasurer of Camco since 1982 and is the President and Chief Executive Officer of Cambridge Savings. He has also been Chairman, Treasurer and a director of CMC since 1985 and Treasurer, Secretary and a director of East Ohio Title since 1983. Mr. Rugg is also a director of WestMar.


            COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF CAMCO

EXECUTIVE COMPENSATION

         The following table sets forth certain information with respect to the chief executive officer of Camco and each executive officer of Camco who received cash and cash equivalent compensation in excess of $100,000 from Camco and its subsidiaries for services rendered to Camco and its subsidiaries during the year ended December 31, 1995:



                           Summary Compensation Table
                           --------------------------

                                            -----------------------------------------------------
                                               Annual Compensation       Long Term Compensation
- -------------------------------------------------------------------------------------------------------------------------
                                                                                 Awards
                                                                        -------------------------


Name and Principal Position         Year     Salary ($)    Bonus ($)     Securities Underlying          All Other
                                                                            Options/ SARs(#)         Compensation(1)

- --------------------------------- --------- ------------- ------------- ------------------------- -----------------------

Larry A. Caldwell,                  1995      $137,730      $24,463            12,346 (2)                $29,884
  President, Chief                  1994       131,000       20,835               --                      29,342
  Executive Officer and             1993       124,800       19,618               --                      26,024
  Chairman of
  the Board  of Camco


Anthony J. Popp,                    1995      $96,028       $15,004             9,696 (2)                $22,444
  Secretary, Chief Financial        1994       92,300        13,463               --                      25,360
  Officer and Senior Vice           1993       88,215        12,730               --                      19,061
  President of Camco and
  President of Marietta Savings
- -----------------------------

(Footnotes continued on next page)

(1) Consists of directors' fees and employer contributions to the Camco 401(k) Plan.

(2) Represents the number of shares of common stock of Camco underlying options granted pursuant to the 1995 Stock Option Plan. "SARs" stands for "Stock Appreciation Rights." Camco does not have a plan that provides for the grant of SARs.

STOCK OPTION PLANS

         Camco has options outstanding pursuant to its 1982 Stock Option Plan and the Camco (formerly First Cambridge Corporation) 1972 Stock Option Plan (the "1972 Stock Option Plan"). The outstanding options granted under the 1982 Stock Option Plan are ISOs and will expire on May 26, 2002. The outstanding options granted under the 1972 Stock Option Plan do not qualify as ISOs and are also exercisable until May 26, 2002. All of the options under both plans have been granted and the exercise price for shares of Camco common stock under both plans is $5.18 per share.

         The following table sets forth information regarding all grants of options to purchase shares of Camco common stock made to Mr. Caldwell and Mr. Popp during fiscal year 1995:

                      Option/SAR Grants In Last Fiscal Year

                                Individual Grants
- --------------------------------------------------------------------------------

                                Number of              % of Total
                               Securities             Options/SARs
                               Underlying              Granted to
                              Options/SARs            Employees in        Exercise or Base         Expiration
Name                          Granted (#)(1)        1995 Fiscal Year       Price ($/Share)            Date
- ----                          --------------        ----------------      ----------------         ----------
Larry A. Caldwell                12,346                   22.2%                 $17.00         September 23, 2005

Anthony J. Popp                   9,696                   17.5%                 $17.00         September 23, 2005
- ----------------------------

(1) The options were granted on September 23, 1995. These options are intended to qualify as Incentive Stock Options ("ISOs").

         The following table sets forth certain information with respect to the persons listed in the Summary Compensation Table above and their options outstanding during the fiscal year ended December 31, 1995, under the 1995 Stock Option Plan and the 1982 Stock Option Plan:



                                           Aggregated Option/SAR Exercises in Last Fiscal Year and 12/31/95 Option /SAR Values
                                                           Number of Securities
                                                          Underlying Unexercised        Value of Unexercised In-The-Money
                      Shares Acquired       Value      Options/SARs at 12/31/95 (#)       Options/SARs at 12/31/95($)(1)
        Name          on Exercise (#)   Realized ($)     Exercisable/Unexercisable          Exercisable/Unexercisable
- ------------------------------------------------------------------------------------------------------------------------------
Larry A. Caldwell           -0-              N/A               740.9/12,346                   $8,943(2)/$3,087(3)

Anthony J. Popp            352.8          $3,196(4)            370.4/9,696                    $4,471(2)/$2,424(3)
- -----------------------------

(Footnotes continued on next page)

(1) An option is "in-the-money" if the fair market value of the underlying stock exceeds the exercise price of the option.

(2) For purposes of this table, the value of the option was determined by multiplying the number of unexercised options by the difference between the $5.18 exercise price and the fair market value of the common stock, which was $17.25 on December 29, 1995, based on the closing bid price reported by the Nasdaq National Market.

(3) For purposes of this table, the value of the option was determined by multiplying the number of unexercised options by the difference between the $17.00 exercise price and the fair market value of the common stock, which was $17.25 on December 29, 1995, based on the closing bid price reported by the Nasdaq National Market.

(4) For purposes of this table, the value realized was determined by multilpying the number of exercised options by the difference between the $5.44 exercise price and the fair market value of the Camco Shares, which was $14.50 on June 15, 1995, based on the closing bid price reported by the Nasdaq National Market.

         Camco has options outstanding pursuant to the 1995 Stock Option Plan, which plan was approved by Camco's stockholders in May 1996. The Board of Directors of Camco granted options to purchase the 70,000 shares of common stock, subject to the approval of the 1995 Stock Option Plan by the stockholders in May 1996. These options became immediately exercisable upon the approval of the 1995 Stock Option Plan by the stockholders of Camco in May 1996. Options issued to executive officers and employees of Camco and its subsidiaries are intended to be ISOs within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code"); provided, however, that the recipient of an ISO (a) must remain employed by Camco or a subsidiary of Camco at least until three months before the option is exercised (or one year, in the case of an ISO recipient who is deemed disabled under the 1995 Stock Option Plan); (b) may not dispose of the shares of Camco common stock acquired pursuant to the ISO for two years after the date of the grant and one year after the exercise of the ISO; and (c) the aggregate fair market value of shares of common stock awarded pursuant to ISOs exercisable under all benefit plans of Camco or any subsidiary for the first time during any calendar year shall not exceed $100,000, or such other limit as required by the Code. Options issued to directors who are not executive offciers or employees are not ISOs. The outstanding options granted under the 1995 Stock Option Plan will expire on September 25, 2005, and the exercise price for these options is $17.00 per share. Additional options for 23,000 shares may be issued under the 1995 Stock Option Plan.

         The following table sets forth certain information with respect to the options which were granted to executive officers of Camco pursuant to the 1995 Stock Option Plan. Such options were not exercisable until after the May 1996 Annual Meeting of Camco stockholders.

     Name                                           Shares Subject To Options
     ----                                           -------------------------

     Larry A. Caldwell                                         12,346
     Anthony J. Popp                                            9,696
     All current executive officers, as a group
         (3 persons)                                           26,842
     All current directors who are not
         executive officers, as a group (5                      9,822
         persons)

EMPLOYMENT AGREEMENTS

         Camco entered into an employment agreement with Mr. Caldwell effective in January 1996 and an employment agreement with Mr. Popp effective in January 1994 (the "Employment Agreements "). The Employment Agreements each provide for a term of three years and a salary and performance review by the Board of Directors not less often than annually, as well as inclusion of Mr. Caldwell and Mr. Popp in any formally established employee benefit, bonus, pension and profit-sharing plans for which senior management personnel are eligible. The Employment Agreements also provide for vacation and sick leave.

         The Employment Agreements are terminable by Camco at any time. In the event of termination by Camco for "just cause," as defined in the Employment Agreements, Mr. Caldwell and Mr. Popp will have no right to receive any compensation or other benefits for any period after such termination. In the event of termination by Camco other than for (1) just cause, (2) retirement at or after the normal retirement age under a qualified pension plan maintained by Camco, (3) at the end of the term of each of the Employment Agreements or (4) in connection with a "change of control," as defined in the Employment Agreements, Mr. Caldwell and Mr. Popp will each be entitled to (i) a continuation of salary payments for the remainder of the term of his Employment Agreement plus an additional twelve months, not to exceed 36 months and (ii) a continuation of benefits substantially equal to those being provided at the date of termination of employment until the earliest to occur of the end of the term of the Employment Agreement, the date the individual becomes 65 years of age, or the date the individual becomes employed full-time by another employer. In addition, Mr. Caldwell and Mr. Popp will each be entitled to a continuation of fees as a director of Camco or any Camco subsidiary (other than Marietta Savings with respect to Mr. Popp) for the remainder of the term of his Employment Agreement plus an additional 12 months, not to exceed 36 months.

         The Employment Agreements also contain provisions with respect to the occurrence within one year after a "change of control" of (1) the termination of employment for any reason other than just cause, retirement or termination at the end of the term of the agreement, (2) a change in the capacity or circumstances in which Mr. Caldwell or Mr. Popp is employed or (3) a material reduction in Mr. Caldwell's or Mr. Popp's responsibilities, authority, compensation or other benefits provided under each Employment Agreement without the written consent of Mr. Caldwell or Mr. Popp. In the event of any such occurrence under his respective Employment Agreement, Mr. Caldwell and Mr. Popp will be entitled to payment of an amount equal to (i) the amount of compensation to which he would be entitled for the remainder of the term of the Employment Agreement, plus (ii) the difference between (a) three times his average annual compensation for the three taxable years immediately preceding the termination of employment, less (b) the amount paid as compensation for the remainder of the employment term. In addition, Mr. Caldwell and Mr. Popp would be entitled to continued coverage under all benefit plans until the earliest of the end of the term of the Employment Agreement, the date the individual becomes 65 years of age, or the date on which the individual is included in another employer's benefit plans as a full-time employee. The maximum which either man may receive, however, is limited to an amount which will not result in the imposition of a penalty tax pursuant to
Section 280G(b)(3) of the Code. A "change of control," as defined in each Employment Agreement, generally refers to the acquisition by any person or entity of the ownership or power to vote 10% or more of the voting stock of Camco or its subsidiaries, the control of the election of a majority of the directors of Camco or its subsidiaries or the exercise of a controlling influence over the management or policies of Camco or its subsidiaries.

DIRECTOR COMPENSATION

         During the year ended December 31, 1995, each director of Camco received $835 for each meeting of the Board of Directors of Camco attended, except in the case of any special meeting of the Board with a duration of one hour or less the fee was $418. In addition, directors who are not executive officers of Camco received a fee of $300 for each committee meeting attended, except that if the committee meeting was held on the same day as a Board of Directors' meeting the fee was $150.

            FIRST ASHLAND MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

        First Ashland is a savings and loan holding company located in northeastern Kentucky with a fiscal year end of September 30. First Ashland's net interest income is dependent primarily upon the difference or spread between the average yield earned on loans and investments and the average rate paid on deposits, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Bank, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

         Net income is also affected by, among other things, gains and losses on sales of real estate and investments, mortgage-backed and related securities, investment securities and foreclosed assets, provisions for loan losses, service charges and other fees, operating expenses and income taxes.

FINANCIAL CONDITION AT MARCH 31, 1996

         Total assets decreased $2.0 million, or 2.3%, to $86.9 million at March 31, 1996, from $88.9 million at September 30, 1995. The decrease was primarily attributable to a net decrease in investments of 24.0%, or $3.5 million, partially offset by an increase in loans receivable-net of $895,000 and an increase in cash of $663,000.

         Cash and cash equivalents increased $663,000, or 32.4%, to $2.7 million at March 31, 1996, from $2.0 million at September 30, 1995. This increase was the result of increased deposits and decreased investment securities, each of which will be discussed separately.

         Mortgage-backed securities decreased $410,000, or 5.4%, to $7.2 million at March 31, 1996 from $7.7 million at September 30, 1995, through normal principal repayments. Investment securities held to maturity and available for sale decreased $3.5 million, to $11.0 million at March 31, 1996, from $14.5 million at September 30, 1995. This decline was due to the maturity of a U.S. Treasury security of $1.7 million and the sale of certain available for sale securities of $1.8 million. The proceeds from the maturity and the sale of investment securities were used to fund loan growth and to provide additional liquidity.

         Net deposits increased $731,000, or 1.2%, to $60.6 million at March 31, 1996, from $59.9 million at September 30, 1995. The increase in deposits was primarily attributable to a special deposit program which offered increased rates for a limited period.

         Advances from FHLB of Cincinnati decreased $3,014,000, or 60.1%, to $2.0 million at March 31, 1996, from $5.0 million at September 30, 1995. This decrease was the result of scheduled principle payments as well as payoffs of adjustable rate advances.

FINANCIAL CONDITION AT SEPTEMBER 30, 1995

         Total assets increased $13.8 million, or 18.4%, from $75.1 million at September 30, 1994 to $88.9 million at September 30, 1995. Loans receivable, net, increased $5.0 million from $56.6 million at September 30, 1994 to $61.6 million at September 30, 1995 due to loan demand in the Bank's market area. Investment securities to be held to maturity increased $9.4 million due to management's decision to invest a portion of the net conversion proceeds in relatively short-term, high quality, U.S. government and government agency securities. Cash, including interest-bearing deposits, increased $754,000, from $1.3 million at September 30, 1994 to $2.0 million at September 30, 1995. The levels of cash and cash equivalents, certificates of deposit in other financial institutions, and investment securities vary based on management's assessment of expected interest rates and loan demand. Mortgage-backed and related securities decreased $595,000 from $8.2 million at September 30, 1994 to $7.6 million at September 30, 1995 due to principal repayments.

         The Bank's allowance for loan loss decreased $50,000 from $138,000 at September 30, 1994 to $88,000 at September 30, 1995, due primarily to the charge-off of one-to-four residential real estate loans of $29,000, consumer loans of $14,000 and commercial real estate loans of $7,000. Nonperforming loans decreased $175,000, or 31.7%, from $552,000 at September 30, 1994 to $377,000 at
September 30, 1995.

         Deposits increased $100,000 from $59.8 million at September 30, 1994 to $59.9 million at September 30, 1995, due to management's pricing of deposit account rates to maintain acceptable interest rate margins. Advances from the FHLB of Cincinnati increased $200,000 from $4.8 million at September 30, 1994 to $5.0 million at September 30, 1995. Management utilizes the FHLB where the overall cost is less than retail deposits or when additional funds are required to fund loans or maintain liquidity. Accounts payable and accrued expenses increased due to increases in accrued incentive compensation and directors' retirement expenses.

         Stockholders' equity increased $13.3 million from $10.2 million at September 30, 1994 to $23.5 million at September 30, 1995. The increase resulted primarily from the Bank's conversion from a mutual savings and loan association to a stock savings bank on April 7, 1995, wherein all of the Bank's common stock was issued to First Ashland. Concurrently with the conversion, First Ashland issued 1,408,750 shares of First Ashland Shares resulting in net proceeds of approximately $13.5 million. Stockholders' equity has been reduced by unearned ESOP shares of approximately $1.0 million.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 1996 AND MARCH 31, 1995

         GENERAL. First Ashland reported net income before income taxes of $591,000 during the six month ended March 31, 1996, compared to $420,000 during the six months ended March 31, 1995. The increase in income between the six months ended March 31, 1996 and 1995 was the result of the net effect of an increase in net interest income of $386,000 after provision for loss on loans, and an increase in other income of $15,000, partially offset by an increase in other expenses of $230,000. First Ashland reported net income of $410,000 and $278,000 for the six month period ended March 31, 1996 and 1995, respectively. Increases in other expenses were primarily attributable to the cost of employee benefit plans and administrative cost of operations associated with the conversion from mutual to stock form of organization.

         The flattening of the yield curve has affected the results of operations of the Bank. Due to the repricing of interest-bearing liabilities at a faster pace than interest-earning assets, the Bank's net interest margin has continued to decline. The Bank experienced increases in the average cost of interest-bearing liabilities from 4.69% during the six month period ended March 31, 1995 to 5.16% during the same period ended March 31, 1996. The yield earned on interest-earning assets increased from 7.38% during the six month period ending March 31, 1995 to 7.68% during the same period ended March 31, 1996.

         INTEREST INCOME. Interest income increased $531,000, or 19.9%, from $2.7 million during the six months ended March 31, 1995, to $3.2 million during the six months ended March 31, 1996. This increase resulted from the net effect of increases in interest on loans of $280,000, investment securities of $225,000, and other interest-earning assets of $46,000, offset by a decrease in interest income earned on mortgage-backed securities of $20,000. The increases are the result of increased average balances in loans as well as investment securities and other interest earning assets.

         The increase in interest income on loans resulted from the increase in the average balance of net loans outstanding from $57.7 million in the six month period for 1995 to $62.7 million in the 1996 period. Loan volume has increased as a result of management's continuing efforts to stimulate loan demand.

         The increase in interest income on investment securities resulted principally from the increase in the average balance of such securities from $5.0 million for the six month period ended March 31, 1995, to $12.1 million for the six month period ended March 31, 1996. The decrease in interest income on mortgage-backed securities for the six month period ended March 31, 1996, resulted from decreases due to normal amortization of principal resulting in the decline of average balance of such securities from $8.1 million for the six month period ended March 31, 1995, to $7.5 million for the six month period ended March 31, 1996.

         INTEREST EXPENSE. Interest expense increased $132,000, or 8.6%, for the six month period ended March 31, 1996, from the six month period ended March 31, 1995. The increase resulted primarily from an increase of $181,000 in the interest paid on deposits, due to the increase in the average rates paid on deposits, and the higher average balance of deposits for the period. Average deposits for the period ended March 31, 1996, were $60.6 million, compared to $59.6 million for the period ended March 31, 1995. Average rates paid on deposits increased from 4.59% for the period ended March 31, 1995, to 5.11% for the period ended March 31, 1996.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. During the six month period ended March 31, 1996, the Bank recorded a $20,000 provision for loan losses compared to $7,000 during the six month period ended March 31, 1995. Loan losses have been minimal due to the Bank's primary emphasis on single family residential lending and the relatively stable economy in the Ashland area. During the six month period ended March 31, 1996, non-performing loans increased $393,000, or 88.9%, from $442,000 at September 30, 1995 to $835,000 at March 31,
1996. No loans were charged off during the six month period ended March 31, 1996, compared to $19,000 charged off during the six month period ended March 31, 1995. Future additions to the Bank's allowance for loan losses are dependent upon the performance of the Bank's loan portfolio, the economy, changes in real estate values and interest rates, the view of the regulatory authorities toward adequate reserve levels and inflation.

         NONINTEREST EXPENSES. Noninterest expenses consist of compensation and benefits, occupancy and equipment expense, federal deposit insurance premiums and other general and administrative expenses. Noninterest expenses increased $230,000, or 31.0% during the six month period ended March 31, 1996, primarily due to an increase in compensation and benefits of $114,000 (as expenses associated with the establishment of an ESOP and a Recognition and Retention Plan ("RRP") in conjunction with the Bank's conversion were recorded in the first half of fiscal 1996 with no charge for these plans in the previous year), an increase in other general and administrative expenses of $99,000, and a decrease in gain of foreclosed real estate.

         INCOME TAXES. The provision for income tax expense increased $39,000 during the six month period ended March 31, 1996 to $181,000, from $142,000 for the period ended March 31, 1995. The increase during the period resulted primarily from an increase in income before income taxes of $171,000.

COMPARISON OF THE RESULTS OF OPERATION FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND SEPTEMBER 30, 1994

         NET INCOME. Net income increased by $131,000, or 22.4%, from $585,000 for the year ended September 30, 1994 to $716,000 for the year ended September 30, 1995. The increase was due to an increase in noninterest income of $193,000, and a decrease in provision for loan losses of $41,000, partially offset by an increase in noninterest expense and a decrease in net interest income.

         NET INTEREST INCOME. Net interest income remained virtually unchanged for September 30, 1995 compared to September 30, 1994. Total interest income increased $470,000 as a result of a higher average balance in interest earning assets. The increase in total interest income was more than offset by a $493,000 increase in interest expense resulting from a higher average balance in interest bearing liabilities and a higher average yield on deposits and borrowed funds. The interest rate spread decreased from 3.14% for September 30, 1994 to 2.34% for September 30, 1995, due primarily to a higher average yield paid on deposits and FHLB advances. The weighted average yield on interest bearing liabilities increased from 4.23% for 1994 to 4.94% for 1995. The yield on interest earning assets decreased from 7.37% for 1994 to 7.28% for 1995.

         The average yield on deposits increased from 4.24% for the year ended September 30, 1994 to 4.85% for the year ended September 30, 1995. The average balance of deposits was $60.1 million for 1995 and $60.7 million for 1994.

         PROVISION FOR LOSS ON LOANS. The provision for loss on loans decreased by $41,000 from $41,000 for 1994 to none for 1995. Net charge-offs, primarily residential loans, amounted to $50,000 in 1995 as compared to $77,000 in 1994. Management maintains the allowance for loan losses based on the analysis of various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions. Although the Bank maintains its allowance for loan losses at a level it considers adequate to provide for losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for loan losses will not be required in future periods.

         NONINTEREST INCOME. Noninterest income increased approximately $193,000 from a loss of $107,000 in 1994 to income of $86,000 in 1995. The primary reason was a decrease in losses on the sale of securities from $175,000 for 1994 to none in fiscal 1995. Income from service charges increased to $24,000 for 1995 from $23,000 for 1994.

         NONINTEREST EXPENSE. Noninterest expense increased by $51,000, or 3.2%, from 1994 to 1995. Compensation and benefits increased from $772,000 for 1994 to $900,000 for 1995 due to the implementation of the Bank's Incentive Plan, normal salary increases as well as an increase in the number of employees in 1995.

         Occupancy and equipment expense decreased by $1,000 from $174,000 for 1994 to $173,000 for 1995. Deposit insurance premiums increased by $3,000 from $139,000 for 1994 to $142,000 for 1995.

         Other general and administrative expenses and loss on foreclosed real estate decreased by $78,000 from $501,000 for 1994 to $423,000 for 1995. The decrease was due to a $20,000 decrease in loss on foreclosed real estate, and a decrease in advertising of $41,000. Other expenses decreased by a net of $17,000 primarily as a result of the absence in 1995 of legal and accounting expenses associated with an abandoned merger/conversion transaction. Other operating expenses such as data processing, insurance and supplies were generally higher. Management expects that noninterest expense will increase in the future as a result of stock benefit plans and other costs associated with being a public company.

         INCOME TAX EXPENSE. Income tax expense increased $14,000 due to higher before tax income and cumulative effect of change in accounting principle.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1994 AND SEPTEMBER 30, 1993

         NET INCOME. Net income decreased by $394,000 or 40% from $979,000 for the year ended September 30, 1993 to $585,000 for the year ended September 30, 1994. The decrease was due to a loss of $175,000 on the sale of a mutual fund, as well as higher noninterest expenses in 1994.

         NET INTEREST INCOME. Net interest income was virtually unchanged for 1994 compared to 1993. Interest on loans decreased due to a lower average yield which more than offset a higher average balance. The average yield decreased from 8.67% for the year ended September 30, 1993 to 7.68% for the year ended September 30, 1994. The average balance for fiscal 1993 and 1994 was $49.2 million and $54.9 million, respectively. Market interest rates reached historic lows in the latter part of calendar year 1993. Market interest rates steadily increased in 1994. Interest on deposits decreased due to lower weighted average yield offset by a $1.9 million increase in the average balance. However, interest on FHLB advances increased due to substantially higher average balances of advances.

         The average yield on deposits decreased from 4.75% for the year ended September 30, 1993 to 4.24% for the year ended September 30, 1994. The average balance of deposits was $58.8 million for 1993 and $60.7 million for 1994, despite a decline in deposits at fiscal year end.

         PROVISION FOR LOSS ON LOANS. The provision for loss on loans increased by $19,000 from $22,000 for 1993 to $41,000 for 1994. Net charge-offs, primarily residential loans, amounted to $77,000 in 1994 as compared to $10,000 in 1993. Management maintains the allowance for loan losses based on the analysis of various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions. Although the Bank maintains its allowance for loan losses at a level it considers adequate to provide for losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for loan losses will not be required in future periods.

         NONINTEREST INCOME. Noninterest income decreased approximately $177,000 from $70,000 in 1993 to a net loss of $107,000 in 1994. The primary reason was the loss of $175,000 on the sale of a mutual fund. The fund, consisting primarily of long-term U.S. Government and agency obligations and mortgage-backed and related securities was sold because its performance characteristics were far different than expected. Income from service charges increased from $15,000 for 1993 to $23,000 for 1994.

         NONINTEREST EXPENSE. Noninterest expense increased by $396,000, or 33%, from approximately $1.2 million for 1993 to approximately $1.6 million for 1994. Compensation and benefits increased from $568,000 for 1993 to $772,000 for 1994 due to the implementation of the Bank's Incentive Plan, normal salary increases as well as an increase in the number of employees in 1994.

         Occupancy and equipment expense increased by $30,000 from $144,000 for 1993 to $ 174,000 for 1994 as a result of the introduction of automated teller machines ("ATMs") at each of the Bank's offices. Deposit insurance premiums increased by $16,000 from $123,000 for 1993 to $139,000 for 1994 as a result of application of the remaining credit from the former Federal Savings and Loan Insurance Corporation secondary reserve against the semi-annual FDIC assessment in 1993. Deposit insurance premiums subsequent to 1993 reflect the full insurance premium.

         Other general and administrative expenses and loss on foreclosed real estate increased by $145,000 from $356,000 for 1993 to $501,000 for 1994. The increase was due to operating costs associated with the ATMs of $29,000, and professional fees of $38,000 (associated with a merger/conversion abandoned because of regulatory changes). Other expenses also increased due to higher data processing, advertising and generally higher operating expenses. Management expects that noninterest expense will increase in the future as a result of stock benefit plans and other costs associated with being a public company.

         INCOME TAX EXPENSE. Income tax expense decreased $164,000 due to lower pre-tax income and cumulative effect of change in accounting principle, partially offset by a higher tax rate due to the tax treatment of certain losses.

ASSET/LIABILITY MANAGEMENT

         In an attempt to manage its exposure to changes in interest rates, management monitors the Bank's interest rate risk. Management meets periodically to review the Bank's interest rate risk position and profitability and to make adjustments in operations as needed, consistent with the Bank's operating strategy. Management also reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Board's objectives in the most effective manner.

         In managing its asset/liability mix, and depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, and in view of its substantial capital position, the Bank may place more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates.

         To the extent consistent with its interest rate spread objectives, the Bank attempts to manage its interest rate risk and has taken several steps in this regard. First, the Bank focuses a major portion of its one- to four-family residential lending on adjustable-rate mortgage loans ("ARMs"). While many such ARMs are based on indices which lag behind leading interest rate indicators when general interest rates rapidly change, they do increase the interest rate sensitivity of the Bank's assets. At September 30, 1995, the Bank had $35.8 million of ARMs. Second, a portion of the Bank's investment portfolio includes assets with short and intermediate terms. Third, the Bank occasionally uses deposit marketing strategies and FHLB advances to extend the terms of its liabilities.

         Presented below, as of March 31, 1996, is an analysis of the Bank's interest rate risk as measured by changes in net portfolio value ("NPV") (i.e., the present value of expected cash flows from assets, liabilities and off-balance sheet contracts) for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points.

         Change in
       interest rate                    $ Amount                     $ Change                     % Change
       -------------                    --------                     --------                     --------

       (Basis Points)                          (Dollars in thousands)
             400                        $12,617                       $(4,856)                       (28)%
             300                         14,042                        (3,431)                       (20)
             200                         15,417                        (2,056)                       (12)
             100                         16,625                          (848)                        (5)
               0                         17,473
            -100                         17,890                           417                          2
            -200                         17,965                           493                          3
            -300                         18,056                           583                          3
            -400                         18,359                           886                          5



         Certain assumptions were utilized in preparing the previous table regarding interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. In the event that interest rates do not change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

LIQUIDITY AND CAPITAL RESOURCES

         First Ashland's most liquid assets are cash and cash equivalents. First Ashland's levels of these assets are dependent on the Bank's operating, financing, and investing activities. At September 30, 1995 and March 31, 1996, cash and cash equivalents totaled $2.0 million and $2.7 million, respectively. The Bank's primary sources of funds include principal and interest payments on loans (both scheduled and prepayments), maturities of investment securities and principal payments from mortgage-backed securities.

         While scheduled loan repayments and proceeds from maturing investing securities and principal payments on mortgage-backed securities are relatively predictable, deposit flows and early repayments are more influenced by interest rates, general economic conditions and competition. The Bank attempts to price its deposits to meet asset-liability objectives discussed above, consistent with local market conditions.

         Liquidity management is both a short- and long-term responsibility of management. The Bank adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) projected purchases of investment and mortgage-backed securities, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and (v) liquidity of its asset/liability management program. Excess liquidity is generally invested in interest-bearing overnight deposits and other short-term liquid asset fund. If the Bank requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB. The Bank may borrow from the FHLB under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans equal to 150% of the outstanding balance as collateral to secure the amounts borrowed. At March 31, 1996, the Bank had approximately $13.2 million available to it under the above-mentioned pledge agreement. At March 31, 1996, the Bank had borrowings of $2.0 million from the FHLB.

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions, is based upon a percentage of deposits and short-term borrowings. The required ratio is currently 5.0%. The Bank's liquidity ratios have consistently been maintained at levels in excess of regulatory requirements and at September 30, 1995 and March 31, 1996, were 16.4% and 13.9%, respectively. Management of the Bank believes its liquidity ratio will be maintained at or above 6.0%, in the future.

         At September 30, 1995 and March 31, 1996, the Bank had outstanding commitments to originate loans of $1.2 million and $923,000, respectively. The Bank anticipates that it will have sufficient funds available to meet its current commitments principally through the use of current liquid assets and through its borrowing capacity discussed above.

         The OTS's minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as retained earnings less all intangible assets) equal to 1.50% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3% of adjusted total assets. The risk-based capital requirements provide for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8% of risk-weighted assets. In computing risk-weighted assets the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor (e.g., one- to four-family residential loans carry a risk-weighted factor of 50%).

         At March 31, 1996, the Bank's tangible capital totaled $16.4 million, or 20.15% of the Bank's adjusted total assets, which exceeded the minimum 1.5% requirement by $15.2 million. The Bank's core capital at March 31, 1996 totaled $16.4 million, or 20.15%, which was approximately $14.0 million above the minimum requirement of 3.0%. The Bank's risk-based capital at that date totaled $16.5 million, which is $13.3 million above the 8.0% fully phased-in requirement.

         The OTS has adopted a final rule that requires every savings association with more than normal interest rate risk to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule provides for a two quarter lag between calculating interest rate risk and recognizing any deduction from capital. The OTS recently announced that it will delay the effectiveness of the rule until it adopts the process by which savings associations may appeal an interest rate risk deduction determination. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                           Three Months Ended
                                     -------------------------------
                                               March 31,1996
                                     -------------------------------
                                       Average    Interest
                                     outstanding   earned/    Yield/
                                       balance       paid      rate
                                     -----------  --------    ------
                                         (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1)                  $62,684     $2,453       7.83%
  Mortgage backed securities             7,479        267       7.13
  Investment securities                 12,780        398       6.23
  Other interest-earning                 3,186         76       4.77
                                       -------     ------     ------
   Total interest-earning assets        86,129      3,194       7.42%
                                       -------     ------     ======
Non-interest-earning assets              2,431
                                       -------
   Total assets                        $88,560
                                       =======
Interest-bearing liabilities:
  Savings accounts                     $60,554     $1,548       5.11%
  FHLB Advances                          3,859        113       5.86%
                                       -------     ------     ------
Total interest-bearing liabilities      64,413      1,661       5.16%
                                       -------     ------     ======
Non-interest-bearing liabilities           502
                                       -------
  Total liabilities                     64,915
                                       -------
Retained earnings(2)                    23,645
                                       -------
  Total liabilities and retained
    earnings                           $88,560
                                       =======
Net interest income                                $1,533
                                                   ======
Interest rate spread(3)                                         2.26%
                                                              ======
Net yield on interest-earning
  assets(4)                                                     3.56%
                                                              ======
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities                                                 133.71%
                                                              ======





                                                                     Year Ended September 30,
                                    -------------------------------------------------------------------------------------------
                                                 1995                          1994                          1993
                                    -----------------------------  -----------------------------  -----------------------------
                                      Average    Interest            Average    Interest            Average    Interest
                                    outstanding   earned/  Yield/  outstanding   earned/  Yield/  outstanding   earned/   Yield/
                                      balance      paid     rate     balance      paid     rate     balance      paid      rate
                                    -----------  --------  ------  -----------  --------  ------  -----------  ---------  ------
                                                                        (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1)                  $58,789    $4,464    7.59%    $54,901     $4,217    7.68%     $49,278    $4,272     8.67%
  Mortgage backed securities             7,906       569    7.20       9,337        634    6.79%       9,632       725     7.53%
  Investment securities                 10,255       628    6.12       6,661        425    6.38%       5,712       337     5.90%
  Other interest-earning assets          2,724       141    5.18%      1,404         56    3.99%       2,564        90     3.51%
                                       -------    ------  ------      ------     ------  ------      -------    ------   ------
     Total interest-earning assets      79,674     5,802    7.28%     72,303      5,332    7.37%      67,186     5,424     8.07%
                                       -------    ------  ======     -------     ------  ======      -------    ------   ======
Non-interest-earning assets              2,908                         2,633                           2,236
                                       -------                       -------                         -------
  Total assets                         $82,582                       $74,936                         $69,422
                                       =======                       =======                         =======
Interest-bearing liabilities:
  Savings accounts                     $60,106    $2,916    4.85%    $60,730     $2,573    4.24%     $58,843    $2,795     4.75%
  FHLB Advances                          5,154       305    5.92%      3,805        155    4.07%       1,164        44     3.78%
                                       -------    ------  ------     --------    ------  ------      -------    ------   ------
Total interest-bearing liabilities      65,260    $3,221    4.94%     64,535      2,728    4.23%      60,007    $2,839     4.73%
                                       -------    ------  ======     -------     ------  ======      -------    ------   ======
Non-interest-bearing liabilities           537                           530                             367
                                       -------                       -------                         -------
  Total liabilities                     65,797                        65,065                          60,374
                                       -------                       -------                         -------
Retained earnings(2)                    16,785                         9,871                           9,048
                                       --------                      -------                         -------
  Total liabilities and retained
    earnings                           $82,582                       $74,936                         $69,422
                                       =======                       =======                         =======
Net interest income                               $2,581                         $2,604                         $2,585
                                                  ======                         ======                         ======
Interest rate spread(3)                                     2.34%                          3.14%                           3.34%
                                                          ======                         ======                          ======
Net yield on interest-earning
  assets(4)                                                 3.24%                          3.60%                           3.85%
                                                          ======                         ======                          ======
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities                                             122.09%                        112.04%                         111.96%
                                                          =======                        ======                          ======

[FN]
- ----------------------------------
(1)  Average balances include non-accrual loans.
(2) Retained earnings for the year ended September 30, 1995 include all stockholders' equity accounts.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

         The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).


                                                1996 vs. 1995(1)                              1995 vs.  1994
                                    -----------------------------------------      -----------------------------------
                                               Increase (decrease)                      Increase (decrease)
                                                     due to                                   due to
                                    -----------------------------------------      -----------------------------------
                                                            Rate/                                      Rate/
                                    Volume      Rate        volume        Net      Volume     Rate     volume      Net
                                    ------      ----        ------        ---      ------     ----     ------      ---
                                                                                       (Dollars in thousands)
Interest income:
Loans receivable                    $ 296        $141           $5        $442       $299    $ (49)     $ (3)      $247
Mortgage-backed securities            (30)         (5)           -         (35)       (97)      38        (6)       (65)
Investment securities                 155          11            2         168        229      (17)       (9)       203
Other interest earning assets          24         (11)          (2)         11         53       17        15         85
                                    -----        ----          ---        ----       ----    -----      ----       ----
   Total interest-earning assets      445         136            5         586        484      (11)       (3)       470
                                     ----        ----           --        -----      ----    -----      ----       ----
Interest expense:
Savings accounts                       22         156            2         180        (25)     371        (3)       343
Other liabilities                     (76)         (3)           -         (79)        55       70        25        150
                                   ------     -------          ---       -----      -----   ------     -----       ----
   Total interest-bearing
     liabilities                      (54)        153            2         101         30      441        22        493
                                    -----        ----           --        ----      -----    -----      ----       ----
Net change in interest income       $ 499        $(17)          $3        $485       $454    $(452)     $(25)      $(23)
                                    =====        ====           ==        =====      ====    =====      ====       ====

                                           1994  vs.  1993
                                -----------------------------------------
                                           Increase (decrease)
                                                 due to
                                -----------------------------------------
                                                       Rate/
                                  Volume     Rate     volume       Net
                                  ------     ----     ------       ---
Interest income:
Loans receivable                   $488      (488)     $(55)     $ (55)
Mortgage-backed securities          (22)      (71)        2        (91)
Investment securities                56        27         5         88
Other interest earning assets       (41)       12        (5)       (34)
                                   ----     -----      ----      -----
   Total interest-earning assets    481      (520)      (53)       (92)
                                   ----     -----      ----      -----
Interest expense:
Savings accounts                   $ 90     $(300)     $(12)     $(222)
Other liabilities                   100         3         8        111
                                   ----     -----      ----      -----
   Total interest-bearing
     liabilities                    190      (297)       (4)      (111)
                                   ----     -----      ----      -----
Net change in interest income      $291     $(223)     $(49)     $  19
                                   ====     =====      ====      =====

(1) Reflects changes for the six months ended March 31, 1996 annualized from the changes for the six months ended March 31, 1995.

         The following table sets forth the weighted average yields on interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates at March 31, 1996, and September 30, 1995. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                            At                  At
                                                                         March 31,         September 30,
                                                                           1996                1995
                                                                        ----------         -------------
  Weighted average yield on:
     Loans receivable                                                       7.87%               7.91%
     Mortgage-backed and related securities                                 7.13                7.31
     Investment securities                                                  6.15                6.18
     FHLB stock                                                             7.00                7.00
     Other interest-earning assets                                          4.64                5.38
         Combined weighted average yield on interest-earning assets         7.48                7.56

  Weighted average rate paid on:
     NOW accounts                                                           2.33                2.57
     Savings accounts                                                       3.00                3.24
     Money market accounts                                                  3.11                3.29
     Certificates of deposit                                                5.79                5.93
     FHLB advances                                                          5.45                5.89
         Combined weighted average rate paid on interest-bearing
           liabilities                                                      4.58                5.20

  Interest rate spread                                                      2.90                2.36



IMPACT OF INFLATION

         The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company and the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

REGULATORY DEVELOPMENTS

         The Bank is a member of the SAIF, which is administered by the FDIC. The FDIC is authorized to increase assessment rates, on a semi-annual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits.

         As in the case with SAIF, the FDIC is authorized to adjust the insurance premium rates for banks that are insured by the BIF of the FDIC in order to maintain the reserve ratio of the BIF at 1.25% of BIF insured deposits. The FDIC revised the premium schedule for BIF insured institutions to provide a range of 0.04% to 0.31% of deposits in anticipation of the BIF reaching the required reserve ratio. The revisions became effective in the third quarter of 1995.

         The FDIC also noted that the SAIF is not expected to attain the designated reserve ratio until the year 2002 due to the shrinking deposit base for SAIF assessments and the requirement that SAIF premiums be used to make the interest payments on bonds issue by the Financing Corporation ("FICO") in order to finance the costs of resolving thrift failures in the 1980's. As a result, SAIF insured members will generally be subject to higher deposit insurance premiums than banks until, all things being equal, the SAIF attains the required reserve ratio.

         The effect of this potential disparity on the Bank and other SAIF members is uncertain at this time. It may have the effect of permitting BIF-insured banks to offer loan and deposit products on more attractive terms than SAIF members due to the cost savings achieved through lower deposit premiums, thereby placing SAIF members at a competitive disadvantage. Proposed legislation currently under consideration in the Congress provides for a one-time assessment of 0.85% to 0.90% to be imposed on all SAIF insured deposits as of March 31, 1995, including those held by commercial banks, and BIF deposit insurance premiums to be used to pay the FICO bond interest on a pro-rata basis together with SAIF premiums. Based upon the Bank's deposits at March 31, 1995 (the date currently utilized in the proposed legislation) and assuming the legislation is adopted as proposed, the Bank's assessment would be approximately $600,000.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

         In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Certain provisions of SFAS No. 114 were amended in October 1994 by the issuance of SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114 requires that loans individually and specifically evaluated for impairment, uncollateralized as well as collateralized, except loans that are measured at fair value or at the lower of cost or fair value, should be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, at the loan's observable market price or fair value of the collateral if the loan is dependent on the collateral. SFAS No. 118 eliminates the provisions of SFAS No. 114 which describes how a creditor should report income on an impaired loan and amends disclosure requirements for recorded investment and income recognition. SFAS No. 114 and SFAS No. 118 amend SFAS No. 5, "Accounting for Contingencies," to clarify that a creditor should evaluate the collectibility of both contractual interest and contractual principal of a receivable when assessing the need to accrue a loss. SFAS No. 114 and SFAS No. 118 also amend SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," to require a creditor to account for a troubled debt restructuring involving a modification of terms with the provisions of this statement. SFAS No. 114 and SFAS No. 118 are effective for fiscal years beginning after December l 5, 1994. The implementation of SFAS No.
114 and SFAS No. 118 is not expected to have a material effect on First Ashland's or the Bank's financial position or results of operations.

         In November 1993, the Accounting Standards Executive Committee issued Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 supersedes SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," and affects certain Emerging Issues Task Force (EITF) consensuses. SOP 93-6 requires that employers report the issuance of new shares or the sale of treasury shares to the ESOP when the issuance or sale occurs and should report a corresponding charge to unearned ESOP shares, a contra-equity account. For ESOP shares committed to be released to compensate employees directly, employers should recognize compensation cost equal to the average fair value of the shares committed to be released during the period. SOP 93-6 also requires that employers should credit unearned ESOP shares as the shares are committed to be released based on the cost of shares to the ESOP. The difference between the average fair value of the shares committed to be released and the cost of the shares to the ESOP should be credited or charged to additional paid in capital. The SOP is effective for fiscal years beginning after December 15, 1993. Employers are required to apply the provisions of the SOP to shares purchased by ESOPs after December 31, 1992 that have not been committed to be released as of the beginning of the year of adoption.

         In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122 ("SFAS 122"), "Accounting for Mortgage Servicing Rights." This statement amends Statement of Financial Accounting Standards No. 65 ("SFAS 65"), "Accounting for Certain Mortgage Banking Activities," to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. Institutions that sell loans and retain the servicing rights will be required to allocate the total cost of the loans to servicing rights and loans based on their relative fair value if that value can be estimated. SFAS 122 requires that a mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. SFAS 122 is effective for fiscal years beginning after December 15, 1995. Management does not believe the adoption of SFAS 122 will have a material effect on the Bank's financial position or results of operations.

         In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if this Statement had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management of First Ashland does not believe the disclosure provision will have a material adverse effect on its financial condition or results of operations.

         In April 1995, the FASB issued SOP 94-6, "Disclosure of Certain Significant Risks and Uncertainties." This SOP applies to financial statements prepared in conformity with generally accepted accounting principles by all nongovernmental entities. The disclosure requirements in SOP 94-6 focus primarily on risks and uncertainties that could significantly affect the amounts reported in the financial statements in the near-term functioning of the reporting entity. The risks and uncertainties discussed in SOP 94-6 stem from the nature of the entity's operations, from the necessary use of estimates in the preparation of the entity's financial statements, and from significant concentrations in certain aspects of the entity's operations. SOP 94-6 is effective for financial statements issued for fiscal years ending after December 15, 1995 and is not expected to have any impact on First Ashland's operations.


                          BUSINESS OF FIRST ASHLAND


         First Ashland is a Delaware corporation which was organized in 1995 by the Bank for the purpose of becoming the savings and loan holding company of the Bank. First Ashland owns all of the outstanding stock of the Bank issued on April 7, 1995 in connection with the Bank's Conversion. First Ashland issued 1,408,750 shares of common stock at $10.00 per share in the Conversion.

         At March 31, 1996, First Ashland had total assets of $86.9 million, deposits of $60.6 million and stockholders' equity of $23.6 million. The First Ashland Shares are quoted on the NSCM under the symbol "FSBS."

         First Ashland's business involves attracting deposits from the general public and using such deposits to originate one- to four-family residential mortgages and, to a much lesser extent, consumer, commercial real estate and multi-family loans primarily in its market area. See "THE BUSINESS OF THE BANK - Lending Activities." At March 31, 1996, $58.3 million, or 93.2% of First Ashland's total loan portfolio consisted of residential mortgage loans.

         First Ashland also invests in mortgage-backed and related securities and investment securities and other permissible investments. See "BUSINESS OF THE BANK -Investment Activities - Investment Securities and - Mortgage-Backed and Related Securities."

         The executive offices of First Ashland are located at 1640 Carter Avenue, Ashland, Kentucky 41101. The telephone number at that address is
(606) 324-5138. First Ashland is subject to regulation by the OTS as a savings and loan holding company. See "REGULATION OF FIRST ASHLAND."


                             BUSINESS OF THE BANK

         The Bank, First Ashland's only operating subsidiary, was originally chartered as a federal savings and loan association in 1936. First Ashland serves the financial needs of communities in its market area through its main office located at 1640 Carter Avenue, Ashland, Kentucky, and two branch offices located in Summit and Russell, Kentucky.

         The Bank's operations are regulated by the OTS. The Bank is a member of the FHLB of Cincinnati. Its deposit accounts are insured up to applicable limits by the FDIC in the SAIF. See "REGULATION OF FIRST ASHLAND."

LENDING ACTIVITIES

         GENERAL. The principal lending activity of the Bank is originating for its portfolio conventional first mortgage loans secured by one- to four-family residences located in First Ashland's market area. In addition, in order to provide more comprehensive financial services to families in its market area, the Bank also originates a limited amount of consumer, commercial real estate and multi-family loans, primarily in its market area. See "Originations, Purchases and Sales of Loans."

         All of the Bank's lending is subject to its written underwriting standards and to loan origination procedures. Decisions on loan applications are made on the basis of detailed applications and property valuations (consistent with the Bank's appraisal policy). The loan applications are designed primarily to determine the borrower's ability to repay and the more significant items on the application are verified through use of credit reports, financial statements, tax returns or confirmations.

         Under the Bank's loan policy, the loan officer processing an application is responsible for ensuring that all documentation is obtained prior to the submission of the application to the Loan Committee. In addition, the loan officer verifies that the application meets the Bank's underwriting guidelines described below. All loan applications are then considered by the Bank's Loan Committee and those loans which meet the Bank's lending policies are submitted to the Bank's Board of Directors for ratification.

         The Bank requires title opinions on real estate loans as well as casualty insurance (fire and extended coverage) in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. The Bank also requires flood insurance to protect the property securing its interest when the property is located in a designated flood hazard area.
                                      58

         LOAN PORTFOLIO COMPOSITION. The following information sets forth the composition of the Bank's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

                                                                            At September 30,
                                                       ------------------------------------------------------------
                                  At March 31, 1996           1995               1994                  1993
                                 ------------------    -----------------   -----------------     ------------------
                                 Amount     Percent    Amount    Percent   Amount    Percent     Amount     Percent
                                 ------     -------    ------    -------   ------    -------     ------     -------
                                                              (Dollars in thousands)
TYPE OF LOANS:
  Residential                    $58,269     93.18%    $58,339   94.64%     $54,122   95.64%    $49,850      96.75%
  Commercial real estate           2,483      3.97       1,877    3.04        1,323    2.33       1,023       1.99
  Savings account loans              645      1.03         694    1.13          627    1.11         512        .99
  Home improvement loans               -      -              -      -             -      -            -         -
  Automobile loans                   451       .72         315     .51          345     .61         142        .28
  Other consumer loans: Secured      713      1.14         308     .50          412     .73         434        .84
                        Unsecured    644      1.03         715    1.16          670    1.18         506        .98
LESS:
  Unearned discounts                  37       .06          44     .07           59     .10          87        .17
  Dealer reserves                     13       .02          13     .02           13     .02          13        .02
  Loans in process                   335       .54         273     .44          506     .89         484        .94
  Deferred loan origination          176       .28         189     .31          196     .35         184        .36
  fees and costs
  Allowance for loan losses          108        .17         88     .14          138     .24         174        .34
                                 -------    ------     -------  ------      -------  ------     -------     ------
  Total loans, net               $62,536    100.00%    $61,641  100.00%     $56,587  100.00%    $51,525     100.00%
                                 =======    ======     =======  ======      =======  ======     =======     ======
TYPE OF SECURITY:
  Residential real estate:
  1-4 family(1)                  $57,101     91.31%    $57,152   92.72%     $53,129   93.89%    $49,663      96.39%
  Multi-family                     1,168      1.87       1,187    1.92          993    1.75         187        .36
  Commercial real estate           2,483      3.97       1,877    3.04        1,323    2.33       1,023       1.99
  Savings accounts                   645      1.03         694    1.13          627    1.11         512        .99
  Home improvement                     -        -            -      -             -      -            -         -
  Automobiles                        451       .72         315     .51          345     .61         142        .28
  Other consumer loans: Secured      713      1.14         308     .50          412     .73         434        .84
                        Unsecured    644      1.03         715    1.16          670    1.18         506        .98
LESS:
  Unearned discounts                  37       .06          44     .07           59     .10          87        .17
  Dealer reserves                     13       .02          13     .02           13     .02          13        .02
  Loans in process                   335       .54         273     .44          506     .89         484        .94
  Deferred loan origination          176       .28         189     .31          196     .35         184        .36
  fees and costs
  Allowance for loan losses          108       .17          88     .14          138     .24         174        .34
                                 -------    ------     -------  ------      -------  ------     -------     ------
  Total loans, net               $62,536    100.00%    $61,641  100.00%     $56,587  100.00%    $51,525     100.00%
                                 =======    ======     =======  ======      =======  ======     =======     ======

                                               At September 30,
                                   ------------------------------------------
                                         1992                    1991
                                   ------------------      ------------------
                                   Amount     Percent      Amount     Percent
                                   ------     -------      ------     -------
TYPE OF LOANS:
  Residential                      $43,775     96.23%      $41,614     93.85%
  Commercial real estate             1,151      2.53         1,873      4.22
  Savings account loans                380       .83           396       .89
  Home improvement loans                 3       .01             4       .01
  Automobile loans                      26       .06            32       .07
  Other consumer loans: Secured        538      1.18           627      1.41
                        Unsecured      279       .62           229       .52
LESS:
  Unearned discounts                   103       .23           138       .31
  Dealer reserves                       15       .03            20       .04
  Loans in process                     249       .55            96       .21
  Deferred loan origination            132       .29            83       .19
  fees and costs
  Allowance for loan losses            162       .36            98       .22
                                   -------    ------       -------    ------
  Total loans, net                 $45,491    100.00%      $44,340    100.00%
                                   =======    ======       =======    ======
TYPE OF SECURITY:
  Residential real estate:
  1-4 family(1)                    $43,664     95.98%      $41,249     93.03%
  Multi-family                         111       .25           365       .82
  Commercial real estate             1,151      2.53         1,873      4.22
  Savings accounts                     380       .83           396       .89
  Home improvement                       3       .01             4       .01
  Automobiles                           26       .06            32       .07
  Other consumer loans: Secured        538      1.18           627      1.41
                        Unsecured      279       .62           229       .52
LESS:
  Unearned discounts                   103       .23           138       .31
  Dealer reserves                       15       .03            20       .04
  Loans in process                     249       .55            96       .21
  Deferred loan origination            132       .29            83       .19
  fees and costs
  Allowance for loan losses            162       .36            98       .22
                                   -------    ------       -------    ------
  Total loans, net                 $45,491    100.00%      $44,340    100.00%
                                   =======    ======       =======    ======

(1) Includes $37.1 million and $35.9 million of one-to-four family adjustable-rate mortgage loans at March 31, 1996 and September 30, 1995, respectively.

                                      59

                  The following schedule sets forth the weighted average interest rate by contractual maturity of the Bank's loan portfolio at March 31, 1996. The table does not reflect prepayments, scheduled principal repayments or enforcement of due-on-sale clauses. Loans which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due.

                                     Real estate
                       ------------------------------------------
                                             Multi-family and
                       One-to four-family  commercial real estate        Consumer               Total
                       ------------------  ----------------------   -------------------   ------------------
                                 Weighted             Weighted                 Weighted             Weighted
                                  average              average                  average              average
                        Amount     rate       Amount     rate        Amount      rate      Amount     rate
                       --------  --------    --------  --------     --------   --------   --------  ---------
                                                    (Dollars in thousands)
Loans maturing:
- --------------
Within one year        $   119      7.8%      $    5      7.5%       $1,105       8.0%     $ 1,229     8.0%
1 to 2 years               126      9.0            -        -           222       9.9          348     9.5
2 to 3 years               211      9.4           77      7.9           281      10.1          569     9.5
3 to 5 years               663      8.9            4     10.2           549       9.1        1,216     9.0
5 to 10 years            6,901      8.4          615      9.2           239      11.6        7,755     8.6
10 to 15 years          13,037      7.8        1,411      8.7             -       -         14,448     7.9
Over 15 years           35,481      7.6        1,280      8.2            50       8.7       36,811     7.6
  Non-performing           563                   259                      7                    829
                       -------                ------                 ------                -------
     Total amount due  $57,101                $3,651                 $2,453                $63,205
                       =======                ======                 ======               ========


         The aggregate amount of loans that the Bank is permitted to make to any one borrower is generally limited to 15% of unimpaired capital and surplus (25% if the security for such loan has a "readily ascertainable" value or 30% for certain residential development loans). At March 31, 1996, based on the above, the Bank's regulatory loans-to-one borrower limit was approximately $2.5 million. On the same date, the Bank had no borrowers with outstanding balances in excess of this amount. As of March 31, 1996, the largest dollar amount outstanding to one borrower or, group of related borrowers, was $826,000. These loans are secured by commercial and residential properties located in the Bank's market area and in North Carolina and Florida, and, as of March 31, 1996, were performing in accordance with their terms.

         ONE- TO FOUR-FAMILY RESIDENTIAL REAL ESTATE LENDING. The cornerstone of the Bank's lending program is the origination of loans secured by mortgages on owner-occupied one- to four-family residences. At March 31, 1996, $57.1 million, or 91.3% of the Bank's loan portfolio consisted of mortgage loans on one- to four-family residences. At that date, the average outstanding residential loan balance was approximately $37,000. Virtually all of the residential loans originated by the Bank are secured by properties located in the Bank's market area. Substantially all mortgage loans originated by the Bank are retained and serviced by it.

         The Bank offers conventional fixed-rate loans with maximum terms of up to 30 years as a central part of its lending portfolio. While most of its fixed-rate loans carry terms of 15 years, in order to reduce its vulnerability to changes in interest rates, the Bank also originates a modest volume of fixed-rate residential loans with terms as short as 10 years. The interest rate on the Bank's conventional fixed rate loans is generally set based on competitive factors. At March 31, 1996, $20.0 million or 35.0% of the Bank's net loan portfolio consisted of fixed rate loans. On the same date, such loans had a weighted average remaining contractual term of 16.0 years.

         As a part of its asset/liability management program, the Bank also originates one year ARMs for retention in its own portfolio. The interest rates on substantially all of the ARMs held by the Bank are subject to adjustment at one year intervals with interest rates generally set at a margin above the Cost of Funds Index ("COFI") or the one-year Constant Maturity Treasury Index. Because the COFI is considered to be a relatively slow moving index compared to some other indices (including the Constant Maturity Treasury Index), the Bank's COFI ARMs may be somewhat slower to react to changes in general interest rates than ARMs based on the Constant Maturity Treasury Index. Substantially all of the ARMs currently originated by the Bank are set at a margin above the one-year Constant Maturity Treasury Index.

         Increases or decreases in the interest rates of the Bank's ARMs are generally limited to 1% per year and 5% over the life of the loan. At March 31, 1996, one- to four-family ARMs totaled $37.1 million or 65.0% of the Bank's net loan portfolio. The Bank's ARMs do not permit negative amortization of principal and are not convertible into fixed rate loans. The Bank's ARMs originated after September 30, 1994 contain prepayment penalties.

         In underwriting one- to four-family residential real estate loans, the Bank evaluates both the borrower's ability to make principal, interest and escrow payments, the value of the property that will secure the loan and debt to income ratios. Properties securing one- to four-family residential real estate loans made by the Bank are appraised by independent appraisers. The Bank originates virtually all of its residential mortgage loans with loan-to-value ratios of less than 90%. Loans with loan-to-value ratios in excess of 80% carry higher origination fees and interest rates. While its loan sales are minimal, the Bank generally seeks to underwrite its loans in accordance with secondary market standards.

         The Bank's residential mortgage loans customarily include due-on-sale clauses giving it the right to declare the loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the property subject to the mortgage and the loan is not repaid.

         CONSUMER LENDING. The Bank originates a variety of different types of consumer loans, including primarily loans secured by deposit accounts, and to a lesser extent automobile, and other loans for household and personal purposes. At March 31, 1996, consumer loans totaled $2.5 million, or 3.9% of net loans outstanding.

         Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The Bank's consumer loans are made at fixed interest rates, with terms of up to 10 years for secured loans and up to 5 years for unsecured loans. The Bank's consumer loans have increased somewhat in recent years as a result of the opening of the new Summit branch office headed by a manager with significant consumer loan experience. For the same reason, subject to market conditions, the Bank anticipates a modest increase of its consumer loan portfolio in the future.

         The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount. Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. At March 31, 1996, $7,000 or 0.3% of the consumer loan portfolio, was non-performing. There can be no assurance that delinquencies will not increase in the future.

         COMMERCIAL REAL ESTATE AND MULTI-FAMILY LENDING. From time to time, the Bank originates permanent commercial real estate and multi-family loans secured by properties generally located in its market area. At March 31, 1996, the Bank had $2.5 million in commercial real estate loans, representing 4.0% of the Bank's total loan portfolio, and $1.2 million in multi-family loans, or 1.9% of the Bank's total loan portfolio.

         The Bank's commercial real estate and multi-family loan portfolio includes loans secured by local businesses, churches and other non-residential building properties, substantially all of which are located within the Bank's market area.

         Permanent commercial real estate and multi-family loans are generally originated for a maximum term of 15 years and may have fixed or adjustable rates. Commercial real estate and multi-family loans are written in amounts of up to 75% of the appraised value of the property.

         Commercial and multi-family loans originated by the Bank are appraised by an independent appraiser prior to the time the loan is made and are reviewed by the Bank's loan committee. The Bank's underwriting policy requires loan applicants to provide credit, income and employment information. When necessary, financial statements and income tax returns are also requested. The Bank generally requires personal guarantees on loans secured by commercial real estate.

         At March 31, 1996, the Bank's two largest commercial real estate or multi-family loans totaled $528,000 and $500,000, respectively. The first loan is secured by a commercial warehouse located in the Bank's market area and the second is a participation in a loan made with other financial institutions secured by various commercial properties located in the Bank's market area. Both of these loans were performing at March 31, 1996.

         Multi-family and commercial real estate loans generally present a higher level of risk than loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family and commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. At March 31, 1996, the Bank had $258,000 in commercial real estate loans and in multi-family loans and no commercial real estate which were 90 days or more delinquent.

ORIGINATIONS, PURCHASES AND SALES OF LOANS

         Real estate loans are originated by the Bank's staff of salaried loan officers through referrals from real estate brokers and walk-in customers. Loan applications are taken and processed at all branch offices and generally approved at the main office of the Bank.

         The Bank's ability to originate loans is dependent upon customer demand for loans in its market and to a limited extent, various marketing efforts. Demand is affected by both the local economy and the interest rate environment.

         The Bank occasionally sells loan participations to other lenders in order to meet its portfolio objectives. When loans are sold, the Bank typically retains the responsibility for collecting and remitting loan payments, and otherwise servicing the loans. The servicing fee is recognized as income over the life of the loans. At March 31, 1996, the Bank serviced $330,000 of mortgage loans it had originated.

         From time to time, in order to supplement loan demand in the Bank's market area and geographically diversify the Bank's loan portfolio, the Bank purchases a very limited amount of real estate loan participations from selected sellers, with yields to the Bank based upon current market rates. The Bank carefully reviews and underwrites all loans to be purchased to insure that they meet the Bank's underwriting standards. During fiscal 1994, the Bank purchased a $500,000 loan participation secured by an interest in an apartment complex located in Louisville, Kentucky. In 1995 and 1996, respectively, the Bank purchased $531,000 in loan participations secured by commercial property in the Bank's market area and a $250,000 loan participation secured by commercial property located near Middlesburo, Kentucky.

         The following table shows the loan origination, purchase, sale and repayment activities of the Bank for the periods indicated.

                                                              Three months
                                                             ended March 31,               Year ended September 30,
                                                             ---------------        ------------------------------------
                                                                  1996               1995          1994           1993
                                                              -------------         -------       -------        -------
                                                                                     (In thousands)

Total gross loans receivable at beginning of period               $62,248           $57,499       $52,467        $46,152
                                                                  -------           -------       -------        -------

LOANS ORIGINATED:
1 to 4 family residential                                           4,278             9,939        11,892         13,229
Commercial real estate and multi-family                                30               813           424            355
Consumer loans                                                      1,538             2,089         1,674          1,415
Commercial business loans                                               -                 -            35             45
                                                                  -------           -------       -------        -------
Total loans originated                                              5,846            12,841        14,025         15,044
                                                                  -------           -------       -------        -------
LOANS PURCHASED:
Commercial real estate and multi-family                               750                31           500              -
                                                                  -------           -------       -------        -------
Total loans purchased                                                 750                31           500              -
                                                                  -------           -------       -------        -------
LOANS SOLD:
Whole loans                                                             -                 -             -            103
Total loans sold                                                        -                 -             -            103
                                                                  -------           -------       -------        -------
Less loan principal repayments                                     (5,528)           (8,375)       (9,639)        (8,713)
                                                                  -------           -------       -------        -------
Other (net)                                                          (111)              252           146             87
                                                                  -------           -------       -------        -------

Net loan activity                                                     957             4,749         5,032          6,315
                                                                  -------           -------       -------        -------

Total gross loans receivable at end of period                     $63,205           $62,248       $57,499        $52,467
                                                                  =======           =======       =======        =======


DELINQUENCIES AND NON-PERFORMING ASSETS

         DELINQUENCY PROCEDURES. When a borrower fails to make a required payment on a loan, the Bank attempts to cure the delinquency by contacting the borrower. A late notice is sent on all loans over 15 days delinquent. Additional written and verbal contacts are made with the borrower between 30 and 90 days after the due date. If the loan is contractually delinquent 90 days, the Bank through its Chief Executive Officer either arranges payment with the borrower or initiates foreclosure proceedings on the property securing the loan. If foreclosed, the property is sold at the Master Commissioner's sale and may be purchased by the Bank. Delinquent consumer loans are generally handled in a similar manner. The Bank's procedures for repossession and sale of consumer collateral are subject to various requirements under Kentucky consumer protection laws.

         Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired by foreclosure or deed in lieu of foreclosure, it is recorded at the lower of cost or estimated fair value less estimated selling cost. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized.

         The following table sets forth the Bank's loan delinquencies by type, by amount and by percentage of type at March 31, 1996.

                                                Loans delinquent for:
                          ------------------------------------------------------------
                                   60-89  Days                  90 Days and over            Total delinquent loans
                          ----------------------------    ----------------------------    ----------------------------
                                               Percent                         Percent                        Percent
                                               of loan                         of loan                         of loan
                          Number     Amount   category    Number    Amount    category    Number    Amount    category
                          ------    ------    --------    ------    ------    --------    ------    ------    --------
                                                             (Dollars in thousands)
One- to four-family
  real estate               15       $406         .71%       16        $563         .99%        31      $  969       1.70%
Consumer                     3          9         .37         3           7         .29          6          16        .65
Commercial real estate
  and multi-
   family                    1        261        7.15         2         259        7.09          3         520      14.24
                           ---      -----                    --       -----                    ---     -------
   Total                    19       $676                    21        $829                     40      $1,505
                            ==       ====                    ==        ====                     ==      ======


         CLASSIFICATION OF ASSETS. Federal regulations require that each savings institution classify its own assets on a regular basis. In addition, in connection with examinations of savings institutions, OTS and FDIC examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: Substandard, Doubtful and Loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that First Ashland will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of Substandard assets, with the additional characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as Loss is considered uncollectible and of such little value that continuance as an asset on the balance sheet of the institution is not warranted. Assets classified as Substandard or Doubtful require the institution to establish prudent general allowances for loan losses. If an asset or portion thereof is classified as Loss, the institution must charge off the portion of the asset classified as Loss. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the District Director of the OTS.

         On the basis of management's review of its assets, at March 31, 1996, the Bank had classified a total of $838,000 of its loans and other assets as follows:

                                                                                At
                                                                             March 31,
                                                                               1996
                                                                           -----------
                                                                          (In thousands)
                            Special Mention                                    $ 13

                            Substandard                                         782

                            Doubtful assets                                      43

                            Loss assets                                           -
                                                                               ----

                                 Total                                         $838

                            General loss allowance                             $108

                            Specific loss allowance                            $  -
                                                                               ====

                            Charge-offs                                        $  -
                                                                               ====


         The Bank's classified assets consist of the non-performing loans and loans and other assets of concern discussed herein. As of the date hereof, these asset classifications are materially consistent with those of the OTS and FDIC.

         NON-PERFORMING ASSETS. The following table sets forth the amounts and categories of non-performing assets in the Bank's portfolio. Loans are reviewed monthly and any loan whose collectibility is doubtful is placed on non-accrual status. Loans are placed on non-accrual status when either principal or interest is 90 days or more past due, unless, in the judgment of management, the loan is well collateralized and in the process of collection. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. Restructured loans include troubled debt restructurings (which involved forgiving a portion of interest or principal on any loans or making loans at a rate materially less than the market rate). At March 31, 1996, the Bank had $15,000 in restructured loans. Real estate owned includes assets acquired through voluntary deed and foreclosure proceedings.



                                                                                    At September 30,
                                                      At March 31,   --------------------------------------------
                                                          1996        1995       1994      1993     1992     1991
                                                        -------      ------     ------    ------   ------   ------
                                                                              (In thousands)

LOANS ACCOUNTED FOR ON A NON-ACCRUAL BASIS:
  One- to four-family real estate                       $  264         $204       $227       $457   $  -     $    2
  Consumer                                                   2            3          2          -      -          -
  Commercial real estate and multi-family                  258           65          -          -      -          -
                                                        -------        ----       ----       ----   ----     ------
Total                                                      524          272        229        457      -          2
                                                        ------         ----       ----       ----   ----     ------
ACCRUING LOANS WHICH ARE CONTRACTUALLY PAST DUE
90 DAYS OR MORE:
Mortgage loans:
  One- to four-family real estate                          299           91        310        172    347      1,076
  Commercial real estate and multi-family                    1            -          4          -    159          1
  Consumer                                                   5           14          9          3      -          1
                                                        ------         ----       ----       ----   ----     ------
Total                                                      305          105        323        175    506      1,078
                                                        ------         ----       ----       ----   ----     ------
Total non-accrual and accrual loans                        829          377        552        632    506      1,080
                                                        ------         ----       ----       ----   ----     ------
Real estate owned                                          186           46         53          -      4         36
                                                        ------         ----       ----       ----    ---     ------
Other non-performing assets                                  -            -          -          -      -          -
                                                        ------         ----       ----       ----   ----     ------
Total non-performing assets                             $1,015         $423       $605       $632   $510     $1,116
                                                        ======         ====       ====       ====   ====     ======
Total non-accrual and accrual loans to net loans          1.33%         .61%       .98%      1.23%  1.11%      2.70%
                                                        ======         ====       ====       ====   ====     ======
Total non-accrual and accrual loans to total assets        .95%         .42%       .73%       .86%   .79%      1.95%
                                                        ======         ====       ====       ====   ====     ======
Total non-performing assets to total assets               1.17%         .48%       .81%       .86%   .80%      2.02%
                                                        ======         ====       ====       ====   ====     ======

         For the six months ended March 31, 1996, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $22,000. The amount that was included in interest income on such loans for the six months ended March 31, 1995, was approximately $12,000.

         OTHER LOANS OF CONCERN. In addition to the non-performing assets set forth in the table above, as of March 31, 1996, there were $9,000 of loans with respect to which known information about the possible credit problems of the borrowers or the cash flows of the secured properties have caused management to have concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories.

         Management has considered the Bank's non-performing and "of concern" assets in establishing its allowance for loan losses.

          ALLOWANCE FOR LOSSES ON LOANS. The following table sets forth information with respect to the Bank's allowance for loan losses for the periods indicated. During each of the periods presented, there were no recoveries of amounts charged off.

                                                                                   September 30,
                                          March 31,     -----------------------------------------------------------------
                                            1996          1995         1994             1993            1992       1991
                                          -------       -------       -------          -------        -------     -------
                                                                      (Dollars in thousands)
Total loans outstanding                   $63,205       $62,248       $57,499          $52,467        $46,152     $44,475
                                          =======       =======       =======          =======        =======     =======
Average loans outstanding                 $62,684       $58,789       $54,901          $49,278        $44,952     $41,789
                                          =======       =======       =======          =======        =======     =======
Allowance balances (at beginning of
   period)                                     88           138           174              162             98          92
Provision (credit):
  One- to four-family residential              20             -            12               22             67          22
  Commercial real estate                        -             -            10                -              -           -
  Consumer                                      -             -            19                -              -           -
Charge-offs:                                    -
  One- to four-family residential               -            29            71               10              3          16
  Consumer                                      -            14             -                -              -           -
  Commercial real estate                        -             7             6                -              -           -
                                          -------       -------       -------          -------        -------     -------
Allowance balance (at end of
  period)                                 $   108       $    88       $   138          $   174        $   162     $    98
                                          =======       =======       =======          =======        =======     =======
Allowance for loan losses as a
   percent of net loans outstanding
   before allowance for loan loss             .17%          .14%          .24%             .33%           .35%        .22%
Net loans charged off as a percent
   of average loans outstanding                 -           .09%          .14%             .02%           .01%        .04%


         The following table sets forth the allocation of the Bank's allowance for loan losses by loan category and the percent of loans in each category to total loans receivable, net, at the end of the periods indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses which may occur within the loan category since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

                                         At March 31,
                                             1996
                                 ------------------------------
                                                        % of
                                                      Allowance
                                                       to gross
                                          % of loans   loans in
                                           in each      each
                                         category to   category
                                            total      to total
                                Amount     loans(1)     loans
                                ------   -----------  ---------
                                  (Dollars in thousands)
    One- to four-family
     residential                 $ 60       90.34%       .11%
    Commercial real estate and
      multi-family                 32        5.78        .88
    Consumer                       16        3.88        .65
                               ------      ------
    Total allowance              $108      100.00%
                                 ====      ======
                                                                         At September 30,
                                 --------------------------------------------------------------------------------------------
                                               1995                            1994                          1993
                                 ------------------------------  ------------------------------  ------------------------------
                                                       % of                           % of                             % of
                                                     Allowance                      Allowance                        Allowance
                                                      to gross                       to gross                        to gross
                                         % of loans   loans in           % of loans  loans in            % of loans   loans in
                                           in each      each               in each     each               in each      each
                                         category to  category            category  category to           category  category to
                                            total     to total             total     to total             to total    total
                                 Amount    loans(1)     loans    Amount   loans(1)     loans     Amount   loans(1)    loans
                                 ------  -----------  ---------  ------  ---------  -----------  ------  ---------- -----------
                                                                      (Dollars in thousands)

    One- to four-family
     residential                  $40      91.81%       .07%      $115     92.50%      .22%       $174      94.81%      .35%
    Commercial real estate and
      multi-family                 32       4.92       1.04          4      4.03       .17           -       2.31         -
    Consumer                       16       3.27        .79         19      3.47       .95           -       2.88         -
                                  ---      -----                  ----     -----                  ----      -----
    Total allowance               $88     100.00%                 $138    100.00%                 $174     100.00%
                                  ===     ======                  ====    ======                  ====     ======

(1)     Before reduction for loans in process, allowance for loan losses, dealer reserves, and deferred income.

                                      67

         The following table sets forth information with respect to the Bank's allowance for losses on real estate owned at the dates indicated.


                                                                                       At September 30,
                                                                  March 31,    ---------------------------------
                                                                    1996         1995        1994        1993
                                                                -----------    --------    --------    ---------
                                                                                (Dollars in thousands)
Total real estate owned and in judgment, net                       $186            $46        $ 53        $   -
                                                                   ====            ===        ====        =====
Allowance balances - beginning                                     $  -            $ 4        $  -        $   -
Provision                                                             -              -           4            -
Net charge-offs                                                                      4           -            -
                                                                                   ---        ----        -----
Allowance balances - ending                                        $  -            $          $  4        $   -
                                                                   ====            ===        ====        =====
Allowance for losses on real estate owned and in judgment
to net real estate owned and in judgment                              -               -       7.55%           -
                                                                   ====            ===        ====        =====

         The allowance for losses on loans is established through a provision for losses charged to earnings based on management's evaluation of the risk inherent in its entire loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers specific occurrences, general and local economic conditions, loan portfolio composition, historical and local experience and other factors that warrant recognition in providing for an adequate allowance for loan losses. In determining the general reserves under these policies, historical charge-offs and recoveries, changes in the mix and levels of the various types of loans, net realizable values, the current loan portfolio and current economic conditions are considered. The Bank also requires additional reserves for all classified loans.

         While management believes that it uses the best information available to determine the allowance for losses on loans, unforeseen market conditions could result in adjustments to the allowance for losses on loans, and net earnings could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination.

INVESTMENT ACTIVITIES

         First Ashland invests in a variety of securities and other investments including investment securities, mortgage-backed securities and liquid assets. In general, the purpose of these activities is to supplement loan products and to provide liquidity.

         INVESTMENT SECURITIES. To date, First Ashland's and the Bank's investment strategy has been directed toward high-quality assets (primarily U.S. Government agency securities) with various terms to maturity. In addition to U.S. Government agency securities, First Ashland and the Bank invest in obligations of state and political subdivisions, mutual funds and FHLB stock. At March 31, 1996, First Ashland's investment securities portfolio totaled $11.6 million. At March 31, 1996, First Ashland did not own any investment securities of a single issuer which exceeded 10% of First Ashland's stockholders' equity, other than U.S. Government agency securities. See Notes 1 and 4 of the Notes to Consolidated Financial Statements for the fiscal year ended September 30, 1995 for additional information regarding First Ashland's securities portfolio.

         The Bank owns one structured note issued by the FHLB of Cincinnati. The note has an amortization cost of $500,000 and an interest rate based on the ten-year treasury constant rate, plus 2.75%, less six months LIBOR, adjusted annually. The note matures in September 2005. At March 31, 1996, the estimated market and carrying value was $435,000. Such notes are subject to significant price volatility in certain circumstances, such as a decrease in the difference between short term and long term interest rates.

         The Bank invests its liquid assets primarily in interest-earning overnight deposits of the FHLB of Cincinnati. The Bank is required by federal regulations to maintain a minimum amount of liquid assets that may be invested in specific securities. Liquidity may increase or decrease depending on the availability of funds and comparative yields on investments in relation to the return on loans. Cash flow projections are regularly reviewed to assure that adequate liquidity is maintained. At March 31, 1996, the Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposits and current borrowings) was 16.4% as compared to the OTS requirement of 5%. See "First Ashland's

Management's Discussion and Analysis of Financial Condition and
Results of Operations - Asset/Liability Management," and "- Liquidity and Capital Resources" and "Regulation of First Ashland - Liquidity."

         The following table sets forth the carrying value of the Company's investment securities portfolio, short-term investments and FHLB stock at the dates indicated. At March 31, 1996 and September 30, 1995, respectively, the market value of the Company's investment securities portfolio was $14.1 and $16.4 million, respectively.

                                                                                   At September 30,
                                                    March 31,        -----------------------------------------
                                                       1996            1995            1994              1993
                                                     -------         -------          ------            ------
                                                                      (In thousands)
Investment Securities:
U.S. Treasury Securities                             $ 4,216         $ 4,203          $    -            $    -
U.S. Government Agency Securities                      3,991           7,294           2,252             2,807
Obligations of State and Political
  subdivisions
                                                       1,265           1,511           1,370             1,066
Other Securities(1)                                    1,503           1,487           1,427             2,306
FHLB Stock                                               662             640             599               558
                                                     -------         -------          ------            ------
Total Investment Securities                           11,637          15,135           5,648             6,737
                                                     -------         -------          ------            ------
Liquid Assets:
Interest-bearing Deposits                              2,370           1,193           1,377               698
Federal Funds Sold                                         -               -             -               1,475
                                                     -------         -------          ------            ------
Total Investments                                    $14,007         $16,328          $7,025            $8,910
                                                     =======         =======          ======            ======

- ------------------------------

(1)      Other securities at March 31, 1996 and September 30, 1995, 1994 and 1993 consists of investments in mutual funds.

                                      69

         The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of fixed income securities in First Ashland's investment in debt securities at March 31, 1996. See Note 4 of the Notes to Consolidated Financial Statements for a discussion of First Ashland's investment securities portfolio.


                                 One year or less      One to five years      Five to ten years
                               -------------------    ------------------     -------------------
                               Carrying    Average    Carrying    Average    Carrying    Average
                                 value      yield      value       yield       value      yield
                               --------    -------    --------    -------    --------    -------
                                                    (Dollars in thousands)
U.S. Treasury Services          $1,000      5.50%      $3,216      6.16%      $    -       - %
U. S. government agency
  obligations                        -         -        3,556      6.81%         435     3.99%
Municipal obligations                -         -           40      4.95%         195     6.81%
                                ------                 ------                 ------
  Total                         $1,000      5.50%      $6,812      6.49%        $630     4.86%
                                ======                 ======                   ====

                                              More than ten years    Total investment securities
                                              -------------------    ---------------------------
                                              Carrying    Average    Carrying   Average   Market
                                               value       yield      value      yield     value
                                              --------    -------    --------    ------    ------
                                                             (Dollars in thousands)
U.S. Treasury Services                         $    -          %     $ 4,216      6.00%     $ 4,261
U. S. government agency
  obligations                                       -         -        3,991      6.50%       3,993
Municipal obligations                           1,030      6.01%       1,265      6.10%       1,297
                                                -----                -------                 ------
  Total                                        $1,030      6.01%     $ 9,472      6.22%     $ 9,551
                                               ======                =======                =======

                                      70

         MORTGAGE-BACKED AND RELATED SECURITIES. In order to supplement investment activities and achieve its asset/liability management goals, First Ashland and the Bank invest in mortgage-backed and related securities. All of the mortgage-backed and related securities owned by First Ashland and the Bank are issued, insured or guaranteed either directly or indirectly by a federal agency or are rated "AA" or higher. At March 31, 1996, First Ashland had $7.2 million of mortgage-backed and related securities, or 8.3% of total assets. Consistent with its asset/liability management strategy, a portion of the mortgage-backed and related securities have adjustable interest rates. For information regarding First Ashland's mortgage-backed and related securities portfolio, see Notes 1 and 5 of the Notes to Consolidated Financial Statements.

         At March 31, 1996, the Bank did not have any mortgage-backed or related securities in excess of 10% of stockholders' equity except for Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") issues, amounting to $3.6 million and $3.2 million, respectively, at March 31, 1996.

         In addition to its mortgage-backed securities portfolio, the Bank from time to time invest in a limited amount of collateralized mortgage obligations ("CMOs") and real estate mortgage investment conduits ("REMICs"). CMOs and REMICs are securities derived by reallocating the cash flows from mortgage-backed securities or pools of mortgage loans in order to create multiple classes, or tranches, of securities with coupon rates and average term that differ from the underlying collateral as a whole. The terms to maturity of any particular tranche is dependent upon the prepayment speed of the underlying collateral as well as the structure of the particular CMO or REMIC. As a result, the cash flow and hence the value of CMOs and REMICs are subject to change. The Bank invests in these securities as an alternative to mortgage loans and conventional mortgage-backed securities as part of its asset/liability management strategy. Management believes that CMOs and REMICs may represent attractive investment alternatives relative to other investments due to the wide variety of maturity and repayment options available through such investments. At March 31, 1996, First Ashland held $3.5 million of CMOs and REMICs.

         Substantially all mortgage derivatives owned by the Bank are not classified as "high-risk" under regulatory guidelines and are subject to normal effects of changes in interest rates. At March 31, 1996, the Bank held two "principal only" mortgage derivatives classified as "high risk" with a carrying value of $82,000 and a market value of $104,000. Principal only derivatives are adversely affected by an increase in interest rates. Mortgage loans from which the derivatives are created are less likely to prepay, thus adversely changing the yield expected in a lower rate environment. Recoverability of the investment is not affected. The Bank's principal only derivatives are classified as held to maturity since management has the ability and intent to hold such derivatives to maturity. The Bank does not purchase mortgage derivatives at a premium in order to minimize prepayment risk, and generally purchases mortgage derivatives issued by government agencies to minimize credit risk.

         To assess price volatility, the Federal Financial Institutions Examination Council ("FFIEC") adopted a policy in 1992 which requires an annual "stress" test of mortgage derivative securities. This policy, which has been adopted by the OTS, requires First Ashland to annually test its CMOs and other mortgage-related securities to determine whether they are high-risk or nonhigh-risk securities. At March 31, 1996, First Ashland had $82,000 of CMOs that did not meet the criteria established by the FFIEC policy.

         The following table sets forth the scheduled principal maturities of the Bank's mortgage-backed and related securities portfolio as of March 31, 1996. CMOs are assumed to mature when the underlying mortgage loans mature even though the Bank's CMO interests are structured to mature much more quickly.



                           Scheduled Principal Maturities Due in Year(s) Ended March 31,
                           -------------------------------------------------------------
                                                     1999 to      2004 to       2014 and
                            1997         1998          2003         2013       thereafter
                          -------       ------        ------      -------      ----------
                           $ -           $210          $609        $1,397       $5,026
                           ===           ====          ====        ======       ======


         The following table set forth the dollar amount of all mortgage-backed and related securities due one year after March 31, 1996, which have fixed interest rates and have floating or adjustable rates.

                              Interest rate terms on amounts
                                 due after 1 year:                      At March 31, 1996
                              ------------------------------            -----------------
                                                                          (In thousands)
                               Fixed                                         $4,152
                               Adjustable                                     3,090
                                                                             ------
                                 Total                                       $7,242
                                                                             ======

         The following table sets forth certain information with respect to mortgage-backed and related securities at the dates indicated.

                                                                                   At September 30,
                                      At March 31,       -------------------------------------------------------------
                                          1996                 1995                    1994                 1993
                                 -------------------    -------------------     ------------------    -----------------
                                 Carrying     Market    Carrying     Market     Carrying    Market    Carrying   Market
                                   Value      Value       Value       Value      Value       Value      Value     Value
                                 --------   --------   ---------    --------    --------    ------    ---------  -------
                                                                     (In thousands)
FHLMC Certificates                $1,989     $2,046      $2,442      $2,478      $2,860     $2,826    $ 4,243    $ 4,439
FNMA Certificates                  1,504      1,466       1,414       1,387       1,494      1,379      2,146      2,219
GNMA Certificates                    204        225         235         255         272        288        466        511
REMICs and CMOs:
  FHLMC, FNMA and GNMA             3,525      3,541       3,539       3,576       3,566      3,443      3,986      4,085
  Other                               20         21          22          23          55         54        151        159
                                  ------    -------      ------      ------      ------     ------    -------    -------
                                  $7,242     $7,299      $7,652      $7,719      $8,247     $7,990    $10,992    $11,413
                                  ======     ======      ======      ======      ======     ======    =======    =======

SOURCES OF FUNDS

         GENERAL. First Ashland's primary sources of funds are deposits, payments (including prepayments) of loan principal, interest earned on loans and securities, repayments of mortgage-related securities, borrowings and funds provided from operations.

         DEPOSITS. The Bank offers a variety of deposit accounts having a wide range of interest rates and terms. First Ashland's deposits consist of passbook, NOW, money market and various certificate accounts. First Ashland relies primarily on competitive pricing policies and customer service to attract and retain these deposits.

         The variety of deposit accounts offered by the Bank has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. As customers have become more interest rate conscious, the Bank has become more susceptible to short-term fluctuations in deposit flows. The Bank manages the pricing of its deposits in keeping with its asset/liability management, profitability and growth objectives. Based on its experience, the Bank believes that its passbook and NOW accounts are relatively stable sources of deposits. However, the ability of the Bank to attract and maintain certificate deposits, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions. For information regarding the amount of the Bank's deposit accounts at recent fiscal year ends, see Note 10 of the Notes to the Consolidated Financial Statements of First Ashland.

         During recent years, the Bank has opened a new office and introduced ATMs in an effort to increase its transaction accounts. Also, the Bank has, from time to time, utilized marketing and pricing strategies to increase the average term of its certificate accounts.

         The following table sets forth the savings flows at the Bank during the periods indicated.

                                                                             Year ended September 30,
                                                 March 31,         -----------------------------------------
                                                    1996             1995             1994             1993
                                                  -------          -------          -------          -------
                                                                           (In thousands)
Opening balance                                   $59,915          $59,808          $61,557           $54,965
Deposits                                           30,708           65,205           41,592            37,493
Withdrawals                                       (31,011)         (67,189)         (44,972)          (32,607)
                                                  --------         -------          -------           -------
Net increase (decrease) before interest
   credited                                          (303)          (1,984)          (3,380)            4,886
Interest credited                                   1,034            2,091            1,631             1,706
                                                    -----          -------          -------           -------
Net increase (decrease) in savings deposits
                                                  $   731          $   107          ($1,749)          $ 6,592
                                                  =======          =======          =======           =======



         Deposits in the Bank as of March 31, 1996, were represented by various types of savings programs described below.

                                           Weighted                            Balance as of
    Category                               average             Minimum            March 31,       Percentage of
    --------                   Term     interest rate(1)    balance amount           1996        total deposits
                               ----     ----------------    --------------    ----------------   --------------
Now accounts                   None           2.33%           $  100             $  3,303             5.45%
Savings accounts               None           3.00                25                3,558             5.87
Money market accounts          None           3.11             2,500                8,146            13.43
Certificates of deposit:
Fixed term, fixed rate         1-3
                              Months          5.64               500                6,301            10.39
Fixed term, fixed rate         4-6
                              Months          5.28               500                8,194            13.51
Fixed term, fixed rate         7-12
                              Months          5.71               500                8,057            13.29
Fixed term, fixed rate        13-36
                              Months          5.99               500               20,696            34.12
Fixed term, fixed rate        36-60
                              Months          6.41               500                2,391             3.94
                                                                                ---------         --------
     Total                                                                        $60,646           100.00%
                                                                                  =======           ======

(1)      Weighted average interest rate as of March 31, 1996.

                                      73

         The following table sets forth the time deposits in the Bank classified by interest rate as of the dates indicated.

                                                                           As of September 30,
                                       As of March 31,        ------------------------------------------
                                             1996                1995            1994            1993
                                        -----------           ----------      ----------      ----------
                                                                  (In thousands)
INTEREST RATE:
2.26% - 3.25%                               $     -              $     -         $     -         $     -
3.26  - 4.25%                                 1,727                3,526          11,619          13,760
4.26  - 5.25%                                11,266                8,343          19,616          18,000
5.26  - 6.25%                                17,760               12,216           5,727           3,629
6.26  - 7.25%                                13,449               17,415             297           2,154
7.26  - 8.25%                                 1,436                1,593             797           1,959
8.26  - 9.25%                                     -                    -           1,129           1,750
9.26  - 10.25%                                    -                    -               -             297
                                            -------              -------         -------         -------
TOTAL                                       $45,638              $43,093         $39,185         $41,549
                                            =======              =======         =======         =======


         The following table sets forth the amount and maturities of time deposits at March 31, 1996.

                                                                       Amount Due
                                       ------------------------------------------------------------------------------
                                                                                             After
                                       March 31,        March 31,         March 31,        March 31,
             INTEREST RATE:              1997              1998              1999            2000           Total
                                       --------          --------         --------          -------         -----
                                                                          (In thousands)
3.25% - 4.25%                           $ 1,727          $     -            $    -           $    -         $ 1,727
4.26  - 5.25%                             8,046            1,083             1,764              373          11,266
5.26  - 6.25%                             6,321            6,510             4,098              831          17,760
6.26  - 7.25%                             5,412            7,044               329              664          13,449
7.26  - 8.25%                               803              110                 -              523           1,436
8.26  - 9.25%                                 -                -                 -                -               -
                                        -------          -------            ------           ------         -------
    Total                               $22,309          $14,747            $6,191           $2,391         $45,638
                                        =======          =======            ======           ======         =======



         The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of March 31, 1996.

                                                                                           Certificates
                                                                                           of Deposit
                                                                                           ------------
                                                                                          (In thousands)
                    MATURITY PERIOD:
                    Within three months                                                       $   835
                    Three through six months                                                    1,934
                    Six through twelve months                                                   1,643
                    Over twelve months                                                          6,490
                                                                                              -------
                                                                                              $10,902
                                                                                              =======


         For additional information regarding the composition of the Bank's deposits, see Note 10 of the Notes to the Consolidated Financial Statements of First Ashland.

         BORROWINGS. The Bank's other available sources of funds include advances from the FHLB of Cincinnati and other borrowings. As a member of the FHLB of Cincinnati, the Bank is required to own capital stock in the FHLB of Cincinnati and is authorized to apply for advances from the FHLB of Cincinnati. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB of Cincinnati may prescribe the acceptable uses for these advances, as well as limitations on the size of the advances and repayment provisions.

         Consistent with its asset/liability management strategy, the Bank has utilized FHLB advances from time to time to extend the term to maturity of its liabilities. Also, the Bank has used FHLB borrowings to fund loan demand and other investment opportunities and to offset deposit outflows. At March 31, 1996, the Bank had $2.0 million of FHLB advances outstanding. On such date, First Ashland had a collateral pledge arrangement with FHLB of Cincinnati pursuant to which the Bank may borrow up to an additional $11.2 million for liquidity purposes. See Note 11 of the Notes to Consolidated Financial Statements of First Ashland.

         The following table sets forth the maximum month-end balance and average balance of FHLB advances and other borrowings for the periods indicated.

                                                                           Year Ended September 30,
                                                        March 31,      --------------------------------
                                                          1996          1995          1994         1993
                                                         ------        ------        ------       ------
                                                                          (In thousands)
      MAXIMUM BALANCE:
        FHLB advances                                   $5,017          $5,154        $4,793       $2,327

      AVERAGE BALANCE:
        FHLB advances                                    3,859           3,767         3,805        1,164



         The following table sets forth certain information as to the Bank's FHLB advances at the dates indicated.

                                                                                      September 30,
                                                            March 31,       ---------------------------------
                                                               1996         1995          1994          1993
                                                              ------       ------        ------        ------
                                                                            (Dollars in thousands)
      FHLB advances                                         $2,003          $5,017        $4,793       $2,320

      Weighted average interest rate of FHLB advances         5.50%           5.89%         4.97%        3.68%

SERVICE CORPORATION ACTIVITIES

         As a federally chartered savings bank, the Bank is permitted by OTS regulations to invest up to 2% of its assets in the stock of, or loans to, service corporation subsidiaries, and may invest an additional 1% of its assets in service corporations where such additional funds are used for inner-city or community development purposes. At March 31, 1996, the Bank's investment in its service corporation totaled $15,000. In addition to investments in service corporations, federal institutions are permitted to invest an unlimited amount in operating subsidiaries engaged solely in activities which a federal savings bank may engage in directly.

         At March 31, 1996, the Bank had one wholly owned service corporation, First S&L Corporation ("First S&L"). First S&L, a Kentucky corporation, was incorporated in 1975 for the purpose of acquiring stock in Savings & Loan Data Corporation, a data processing company located in Cincinnati, Ohio. First S&L has not conducted any other business and has been inactive since its acquisition of Savings & Loan Data Corporation stock.

PROPERTY

         The following table sets forth information concerning the main office and each branch office of First Ashland at March 31, 1996. At March 31, 1996, First Ashland's premises had an aggregate net book value of approximately $1,369,000.

                                                                                        Net book value at
                                                       Year           Owned or           March 31, 1996
                  Location                           acquired          leased               in thousands
                  ---------                          --------         --------            -------------
                Main office:

                1640 Carter Avenue                     1961             Owned                  $404
                Ashland, Kentucky

                Full Service Branches:

                U.S. 60 - Summit                       1992             Owned                   885
                Ashland, Kentucky

                Greenup Mall                           1980             Owned                    80
                Russell, Kentucky



         First Ashland believes that its current facilities are adequate to meet the present and foreseeable future needs of the Bank and First Ashland.

         First Ashland's depositor and borrower customer files are maintained by an independent data processing company. The net book value of the data processing and computer equipment utilized by the Bank at March 31, 1996 was approximately $42,000.

COMPETITION

         The Bank faces strong competition both in originating real estate loans and in attracting deposits. Competition in originating loans comes primarily from commercial banks, credit unions, mortgage bankers and other savings institutions, which also make loans secured by real estate located in the Bank's market area. At March 31, 1996, there were five savings institutions and six commercial banks located in the Bank's market area. On that date, First Ashland accounted for approximately 16% of the loans originated in its market area. The Bank competes for loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers.

         Competition for those deposits is principally from commercial banks, credit unions, mutual funds, securities firms and other savings institutions located in the same communities. The ability of the Bank to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk, convenient locations and other factors. The Bank competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours and a customer oriented staff. At March 31, 1996, the Bank's share of deposits in its market area was approximately 5.6%.

LEGAL PROCEEDINGS

         From time to time, the Bank is involved as plaintiff or defendant in various legal proceedings arising in the normal course of its business. While the ultimate outcome of these various legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these legal actions should not have a material effect on First Ashland's and the Bank's financial position or results of operations.

EMPLOYEES

         At March 31, 1996, First Ashland had a total of 17 full-time and
1 part-time employees. None of First Ashland's employees are represented by any collective bargaining. Management considers its employee relations to be good.

                     SECURITY OWNERSHIP OF FIRST ASHLAND

         Set forth below are those persons who were beneficial owners of greater than 5% of First Ashland Shares at September 30, 1995:


Beneficial Owners                                              Shares Beneficially Owned         Percent of Class
- -----------------                                              -------------------------         -----------------
Jerome H. Davis and Susan B. Davis                                        140,000                      9.9%
200 Park Avenue, Suite 4515
New York, New York 10166 (1)

First Ashland Employee Stock Ownership Plan                               112,700                      8.0%
1640 Carter Avenue
Ashland, Kentucky 41101 (2)

- ----------------------------

(1) As reported by Jerome H. Davis and Susan B. Davis in a Schedule 13D, dated April 7, 1995, pursuant to which Mr. Davis reported shared voting and dispositive power with respect to 140,000 shares of common stock and Mrs. Davis reported sole voting and dispositive power with respect to 15,000 shares of common stock and shared voting and dispositive power with respect to 125,000 shares of common stock.

(2) The amount reported represents shares held by the First Ashland's ESOP, 11,138 of which has been allocated to accounts of participants as December 8, 1995. First Bankers Trust Company, N.A., Quincy, Illinois, the trustee of the ESOP, may be deemed to beneficially own the shares held by the ESOP which have been allocated to accounts of participants.


         Set forth below is the amount of First Ashland Shares beneficially owned by each director and by all directors and officers as a group at September 30, 1995:

                                                   Amount and Nature of                    Percentage of Shares of
           Name and Address(1)                   Beneficial Ownership (2)                 Common Stock Outstanding
           ----------------                      --------------------                     ------------------------
Paul D. Leake, Director, President and                     46,761                                      3.1 %
    Chief Executive Officer of First
    Ashland and the Bank
J. Edward Maddox, Chairman of the Board                    27,817                                      1.9
    of First Ashland and the Bank
Robert G. Biggs, Director of First                         32,817                                      2.2
    Ashland and the Bank
T.N. Marshall, Director of First Ashland                   32,817                                      2.2
    and the Bank
Judy B. Thomas, Director of First                          26,117                                      1.8
    Ashland and the Bank
Wilbur E. Chellgren, Director of First                     22,817                                      1.6
    Ashland and the Bank(3)
Directors and executive officers of                       274,389                                     17.2
    First Ashland as a group (11 persons)

- -----------------------------

(Footnotes on next page)

                                      77

(1)      All persons may be reached in care of First Ashland.

(2) Amounts include shares held directly, as well as shares held jointly with family members, held in retirement accounts, held in a fiduciary capacity or held by certain family members, with respect to which shares the listed individuals may be deemed to have sole voting and/or investment power. Amount also includes an aggregate of 52,189 restricted shares awarded under First Ashland's RRP over which holders have voting, but not investment, power and an aggregate of 129,598 shares subject to options which are exercisable within 60 days.

(3) On October 23, 1995, Wilbur E. Chellgren retired as a director of First Ashland and the Bank and became an advisory director.


                         MANAGEMENT OF FIRST ASHLAND

DIRECTORS

                                                                                    Director            Term
Name                                Age                Position(s) Held              Since            Expires
- ----                                ---                ----------------              -------          ------
J. Edward Maddox                     75             Chairman of the Board              1968            1997

Paul D. Leake                        55           President, Chief Executive
                                                      Officer and Director             1977            1998

Robert G. Biggs                      60                    Director                    1991            1998

T. N. Marshall                       54                    Director                    1989            1998

Judy B. Thomas                       51                    Director                    1990            1999


         The business experience of each director is set forth below. All directors have held their present positions for at least the past five years, except as otherwise indicated.

         PAUL D. LEAKE. Mr. Leake has served as President and Chief Executive Officer of First Ashland since its formation in 1995 and of the Bank since 1976. Mr. Leake began his employment with the Bank in 1968 as a lending officer.

         J. EDWARD MADDOX. Mr. Maddox was employed as Manager of Human Resources of Armco Steel Corp., a steel manufacturer located in Ashland, Kentucky, until his retirement in 1985.

         ROBERT G. BIGGS. Prior to his retirement in 1991, Mr. Biggs was a real estate broker for Biggs Realty Co., located in Ashland, Kentucky.

         T N. MARSHALL. Since 1992, Mr. Marshall has been the owner of a McDonald's franchise restaurant located in West Virginia. Prior to 1992, Mr. Marshall owned four retail supermarkets in the Ashland, Kentucky area.

         JUDY B. THOMAS.   Mrs. Thomas has been President of the Ashland
Foundation, a philanthropic arm of Ashland Inc., located in Ashland, Kentucky since 1983.


DIRECTORS' COMPENSATION

         Non-employee directors are paid a fee of $600 per month, except for Chairman Maddox, who receives $600 per month as a director and an additional $100 per month as Chairman of the Board. President Leake does not receive any additional compensation for either board or committee meetings attended. In addition, all non-employee Bank directors were eligible to receive a cash bonus, the amount of which was based on the Bank's performance, pursuant to an Incentive Plan which was terminated effective April 20, 1995. For fiscal 1995, each non-employee director of the Bank received a bonus of $1,790, pursuant to the Bank's Incentive Plan. Bank directors are also eligible to participate in the Bank's director retirement plan which provides for retirement benefits of $400 per month payable when the directors reach 70 years of age which is the mandatory retirement age. Mr. Maddox may be permitted to serve until age 80. In addition, a Bank director's surviving spouse may receive up to 50% of the benefits which would have been paid to the Bank director had he or she survived.

EXECUTIVE OFFICERS

           The following is a description of First Ashland's and the Bank's executive officers who are not also directors as of March 31, 1996.

           HAROLD L. RATLIFF. Mr. Ratliff, age 49, is a Vice President of First Ashland and the Bank. Mr. Ratliff is primarily in charge of lending operations. Mr. Ratliff has held such position with the Bank since 1990.
Mr. Ratliff began his career with First Federal in 1979 as a lending officer.

           MARK R. CONLEY.  Mr.  Conley,  age 37, is a Vice  President of
First Ashland and the Bank, a position he has held since 1992. Mr. Conley is manager of the Bank's Summit branch office. Prior to his employment with the Bank, Mr. Conley served as assistant vice president of a commercial bank located in Ashland, Kentucky.

           SANDRA A. SMITH. Mrs. Smith, age 46, is Assistant Vice President and Secretary of First Ashland and the Bank, positions she has held with the Bank since 1993. Mrs. Smith has held various positions since beginning her career with First Federal in 1978.

           JANE A. BUGG. Mrs. Bugg, age 51, has been an employee of the Bank since 1980. She has been the Bank's Treasurer since 1992 and First Ashland's Treasurer since its incorporation in 1995. Mrs. Bugg has served as teller, data coordinator and Treasurer during her career with the Bank and First Ashland.

           ROBERT D. EDMONDS. Mr. Edmonds, age 35, is Assistant Vice President and Chief Financial Officer of First Ashland and the Bank, positions he has held with the Bank since October 1994 and with First Ashland since its incorporation in 1995. Mr. Edmonds has been an employee of the Bank since April 1994. Prior to such time, he served as a certified public accountant with the firm of Smith, Goolsby, Artis & Reams, P.S.C. located in Ashland, Kentucky.

EXECUTIVE COMPENSATION

         First Ashland's officers do not receive any compensation for services performed in their capacity as such. The following table sets forth the compensation paid by the Bank during fiscal 1995 for services rendered by the President of the Bank. No other officer earned salary and bonus exceeding $100,000 in fiscal 1995.


- ---------------------------------------------------------------------------------------------------------------------------
                                            SUMMARY COMPENSATION TABLE
- ---------------------------------------------------------------------------------------------------------------------------

                                        ANNUAL COMPENSATION              LONG-TERM COMPENSATION AWARDS
- ---------------------------------------------------------------------------------------------------------------------------
                                                                        RESTRICTED
NAME AND PRINCIPAL   FISCAL                            OTHER ANNUAL        STOCK       LTIP     OPTIONS/     ALL OTHER
      POSITION       YEAR(1)  SALARY($)  BONUS($)   COMPENSATION($)(2) AWARD($)(3)  PAYOUTS ($) SARS(#)(4) COMPENSATION($)
===========================================================================================================================
Paul D.  Leake        1995    $90,000   $31,920(5)          $-              $-      $     -        -/-           $-
President,            1994     86,400    32,976(6)           -               -       25,406(7)     -/-            -
Chief Executive
  Officer and
  Director
- ---------------------------------------------------------------------------------------------------------------------------


(Footnotes on next page)

(1) In accordance with the revised rules regarding directors and officers compensation disclosure adopted by the Commission, compensation information is excluded for First Ashland's 1993 fiscal year.

(2) Does not include any additional benefits or perquisites which, in the aggregate, exceeded 10% of his salary and bonus or $50,000.

(3) On October 25, 1995, First Ashland awarded to Mr. Leake 14,087 shares of restricted stock under the RRP. Such restricted shares are scheduled to vest in five equal annual installments, commencing on October 25, 1996.

(4) On October 25, 1995, First Ashland awarded to Mr. Leake an option to purchase 35,218 First Ashland Shares. Such options are scheduled to vest in five equal installments commencing on October 25, 1996.

(5) This amount consists of $31,920 received pursuant to the Bank's Incentive Plan for fiscal 1995.

(6) This amount consists of $7,200 received pursuant to the Bank's Employee Bonus Plan and $25,776 received pursuant to the Bank's Incentive Plan.

(7) The amount consists of a one-time only cash payment summarily based on the Bank's favorable operating results for fiscal 1994 and prior periods.

         EMPLOYMENT AGREEMENT. The Bank entered into an employment agreement with Mr. Leake upon the completion of the Bank's conversion to stock form, which provides for an annual base salary in an amount not less than Mr. Leake's then-current salary and initial term of three years. The agreement provides for extensions subject to the performance of an annual formal evaluation by disinterested members of the Board of Directors of the Bank. The agreement also provides for termination upon the employee's death, for cause or in certain events specified by OTS regulations. The employment agreement is terminable by the employee upon 90 days notice to the Bank.

         The employment agreement provides for payment to the employee (in lieu of salary) of an amount equal to 299% of the employee's base compensation, in the event there is a change in control of the Bank where employment terminates in connection with such charge in control or within twelve months thereafter. For the purposes of the employment agreement, a "change in control" is defined as any event which would require the filing of an application for acquisition of control or notice or change in control pursuant to OTS regulations. Based on his current salary, if the employment of Mr. Leake were terminated as of October 1, 1995 under circumstances entitling him to severance pay as described above, he would have been entitled to receive a lump sum cash payment of approximately $272,688.

         The contract also provides, among others things, for participation in an equitable manner in employee benefits applicable to executive personnel. The agreement further provides that, for a period of one year after termination of employment for any reason, the employee will not manage, operate, or control any financial institution having an office within ten miles of any office of the Bank.

         The Bank has entered into another employment agreement (the "New Employment Agreement") with Mr. Leake to be effective upon the completion of the acquisition of First Ashland by Camco. The New Employment Agreement provides for an annual base salary in an amount not less than Mr. Leake's current salary and an initial term of three years. This agreement provides for one year extensions provided that i) the employee has not been given notice of the Banks decision not to extend the New Employment Agreement and ii) prior to the anniversary date of the Employment Agreement, the board of directors reviews and approves such extension. This agreement also provides for termination upon the employee's death, for cause or in certain events specified by OTS regulations. The New Employment Agreement is terminable by the employee upon 90 days notice to the Bank.

         In the event Mr. Leake is involuntarily terminated other than in connection with or within twelve (12) months after a change in control, as defined in the New Employment Agreement, Mr. Leake would be compensated for the remaining term of his Employment Agreement, his salary at the rate in effect immediately prior to the date of termination. In addition, Mr. Leake would be entitled to continue to receive health benefits as previously maintained for the remaining term of the New Employment Agreement.

         The New Employment Agreement also provides for payment to the employee (in lieu of salary) of an amount equal to 299% of the employee's base compensation, in the event there is a change in control of the Bank where employment terminates in connection with such change in control or within twelve months thereafter. For the purposes of the employment agreement, a change in control is defined as any event which would require the filing of an application for acquisition of control or notice of change in control pursuant to 12 C.F.R. sec. 574.3 or sec. 574.4. Such events would generally trigger prior to the acquisition or control of 10% of the Camco Shares.

         The New Employment Agreement also provides, among other things, for participation in an equitable manner in employee benefits applicable to executive personnel. The agreement further provides that, for a period of one year after voluntary termination of employment, the employee will not manage, operate, or control any financial institution having an office within ten miles of any office of the Bank. See "THE MERGER - Interests of Certain Persons."

SEVERANCE COMPENSATION. The Bank's Board of Directors has established the First Federal Executive Severance Compensation Plan in order to provide certain executive employees with severance pay benefits in the event of a change in control of the Bank or First Ashland following the Bank's conversion to stock form. Management personnel with employment agreements are not eligible to participate in the Executive Severance Compensation Plan. The purpose of the Executive Severance Compensation Plan is to recognize the valuable services and contributions of the Bank's officers and the uncertainties relating to continuing employment, reduced employee benefits, management changes and relocations in the event of a change in control. The Bank believes that the Executive Severance Compensation Plan assists it in attracting and retaining highly qualified individuals and reduces the distractions and other adverse effects on the executive's performance in the event of a change in control. The Executive Severance Compensation Plan vests in each participant a contractual right to the benefits such participant is entitled to thereunder. Under the Executive Severance Compensation Plan, in the event of a change in control as defined in the Executive Compensation Plan, eligible executives who are terminated or who voluntarily terminate employment (for reasons specified under the Executive Severance Compensation Plan), within one year of a change in control will be entitled to receive a severance payment. Payments pursuant to the Executive Severance Compensation Plan are equal to the executive's Annual Compensation, as defined in the plan. Such payments may tend to discourage takeover attempts by increasing costs to be incurred by the Bank in the event of a takeover. As some or all of the Bank's executives may be retained in the event of a change in control, any amount payable under the Executive Severance Compensation Plan may be considerably less than the total amount that could possibly be paid under the Executive Severance Compensation Plan. Accordingly, management cannot estimate the potential effect of the Executive Severance Compensation Plan. The Executive Severance Compensation Plan may be amended or terminated by the Board of Directors by a majority vote at any time prior to a change in control but may not be amended or terminated thereafter. The Executive Severance Compensation Plan will be terminated at the time of the Merger, and, in substitution therefor, the Bank has entered into individual severance agreements (the "Severance Agreements") with each of executive officers Ratliff, Conley, Smith, Bugg and Edmonds for terms to expire on the one year anniversary of the Effective Date of the Severance Agreements. The Severance Agreements provide benefits equal to, and are on substantially similar terms and conditions as, the benefits provided under the Executive Severance Compensation Plan. See "THE MERGER - Interests of Certain Persons."

         INCENTIVE COMPENSATION. Prior to April 20, 1995, the directors and officers of the Bank were eligible to participate in the Bank's Incentive Plan which provided such individuals with compensation based on objective criteria comparing the Bank's financial and operating performance to that of other savings institutions located within the area covered by the FHLB of Cincinnati. On July 19, 1995, First Ashland adopted the Incentive Plan which provides certain officers of First Ashland with compensation based on objective criteria related to the financial and operating performance of First Ashland and the Bank. Pursuant to the Agreement, the Incentive Plan will be amended to provide for bonuses if the Bank's net income is below $795,000 to compensate for changes caused by the Merger and will terminate October 1, 1998.

STOCK OPTIONSSTOCK OPTIONS

         The following table provides information regarding stock options. No stock appreciation rights ("SARs") were granted during fiscal 1995.



                                                 Option/SAR Grants In Last Fiscal Year
                              -----------------------------------------------------------------------------------
                                Number of              % of Total
                               Securities             Options/SARs
                               Underlying              Granted to
                              Options/SARs            Employees in        Exercise or Base         Expiration
Name                          Granted (#)(1)        the Fiscal Year        Price ($/Share)            Date
- ----                          --------------        ---------------       ----------------         ----------
Paul D. Leake                      35,218                  27.2%               $14.25            October 25, 2005
- -----------------------------

(1)      Information is provided as of October 25, 1995, the date that stockholders approved First Ashland's Stock Option Plan.


         The following table provides information as to the value of the options held by First Ashland's Chief Executive Officer on March 31, 1996, none of which have been exercised. No stock appreciation rights were granted as of such date.

                                     Aggregated Option/SAR Exercises in Last Fiscal Year and 3/31/96 Option /SAR Values
                      ----------------------------------------------------------------------------------------------------
                                                           Number of Securities
                                                          Underlying Unexercised         Value of Unexercised In-The-Money
                      Shares Acquired       Value       Options/SARs at 3/31/96 (#)        Options/SARs at 3/31/96($)(1)
Name                  on Exercise (#)   Realized ($)     Exercisable/Unexercisable               Exercisable/Unexercisable
- ----                 ----------------   ------------    ---------------------------       ---------------------------------
Paul D. Leake                -                 -                 -/35,218                             -/132,067
- -----------------------------

(1) Represents an option to purchase First Ashland Shares awarded to First Ashland's Chief Executive Officer. The option vests in five equal annual installments. The first installment will vest on October 25, 1996, with the remaining installments to vest equally on October 25, 1997, 1998, 1999 and 2000.

(2) Represents the aggregate market value (market price of the First Ashland Shares less the exercise price of the option granted based upon the average of the closing bid and the asked price of $18.00 per share of the First Ashland Shares as reported on the NSCM on March 29, 1996.


CERTAIN TRANSACTIONS

         The Bank follows a policy of granting loans to eligible directors, officers and employees with respect to their primary residence. The terms and conditions of such loans are those prevailing at the time for similar transactions to the general public; however, loans to employees who are not officers include a 1% reduction in interest rate charged to the general public. In addition, the Bank makes consumer and auto loans to its directors, officers and employees. The Bank also offers a $5,000 restricted line of credit to all full time employees who are not officers, at the federal discount rate plus 3%, and to all full time employees who are officers at current market rates. Loans to employees, officers and directors are made in the ordinary course of business and on the same terms, including collateral and interest rates (except for the employee discount referred to above), as those prevailing at the time for comparable transactions and not to involve more than the normal risk of collectibility at the time of origination. All loans to directors and officers have been, and will continue to be, approved or ratified by a majority of the Bank's disinterested directors. At March 31, 1996 the Bank's loans to directors, officers and members of their immediate families totaled approximately $616,000, which was 2.6% of the Bank's stockholders' equity on such date. All of these loans were current at March 3l, 1996.

                         REGULATION OF FIRST ASHLAND

GENERAL

         The Bank is a federally chartered savings bank, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, the Bank is subject to broad federal regulation and oversight extending to all its operations. The Bank is a member of the FHLB of Cincinnati and is subject to certain limited regulation by the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"). As the holding company of the Bank, First Ashland also is subject to federal regulation and oversight. The purpose of the regulation of First Ashland and other holding companies is to protect subsidiary savings associations. The Bank is a member of the SAIF and the deposits of the Bank are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over the Bank.

         Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

FEDERAL REGULATION OF SAVINGS ASSOCIATIONS

         The OTS has extensive authority over the operations of savings associations. As part of this authority, the Bank is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS and the FDIC. The last regular OTS examination of the Bank was as of February 6, 1995. Under agency scheduling guidelines, it is likely that another examination will be initiated in the near future. When these examinations are conducted by the OTS and the FDIC, the examiners may require the Bank to provide for higher loss reserves. All savings associations are subject to a semi-annual assessment, based upon the savings association's total assets, to fund the operations of the OTS. The Bank's OTS assessment for the fiscal year ended September 30, 1995 was $26,000.

         The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including the Bank and First Ashland. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

         In addition, the investment, lending and branching authority of the Bank is prescribed by federal laws and regulations, and it is prohibited from engaging in any activities not permitted by such laws and regulations. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of regulatory capital, except with approval of the OTS. Federal savings associations are also generally authorized to branch nationwide. The Bank is in compliance with the noted restrictions.

         The Bank's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At March 31, 1996, the Bank's lending limit under this restriction was $2.5 million. The Bank is in compliance with the loans-to-one borrower limitation.

         The OTS, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action. The OTS and the other federal banking agencies have also proposed additional guidelines on asset quality and earnings standards. No assurance can be given as to whether or in what form the proposed regulations will be adopted.

INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

         The Bank is a member of the SAIF, which is administered by the FDIC. Savings deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition. The FDIC recently changed the premium rates for BIF insured institutions.

         The FDIC's deposit insurance premiums are assessed through a risk-based system under which all SAIF insured depository institutions are placed into one of nine categories and assessed insurance premiums, ranging from .23% to .31% of deposits, based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

         The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

         As is the case with the SAIF, the FDIC is authorized to adjust the insurance premium rates for banks that are insured by the BIF of the FDIC in order to maintain the reserve ratio of the BIF at 1.25% of BIF insured deposits. As a result of the BIF reaching its statutory reserve ratio the FDIC revised the premium schedule for BIF insured institutions to provide a range of .04% to .31% of deposits. The revisions became effective in the third quarter of 1995. In addition, the FDIC announced in November 1995 that the premium schedule would be further revised, effective January 1996, to provide a range of 0% to .27% with a minimum assessment of $2,000. As a result of these adjustments, such institutions will generally pay lower premiums.

         The SAIF is not expected to attain the designated reserve ratio until the year 2002 due to the shrinking deposit base for SAIF assessments and the requirement that SAIF premiums be used to make the interest payments on bonds issued by FICO in order to finance the costs of resolving thrift failures in the 1980s. As a result, SAIF members will generally be subject to higher deposit insurance premiums than BIF members until, all things being equal, the SAIF attains the required reserve ratio.

         The effect of this disparity on the Bank and other SAIF members is uncertain at this time. It may have the effect of permitting BIF insured institutions to offer loan and deposit products on more attractive terms than SAIF members due to the cost savings achieved through lower deposit premiums, thereby placing SAIF members at a competitive disadvantage. In order to eliminate this disparity a number of proposals to recapitalize the SAIF have been recently considered by the United States Congress. The plan under current consideration provides for a one-time assessment, anticipated to range from .80% to .90%, to be imposed on all deposits assessed at the SAIF rates as of March 31, 1995, including those held by commercial banks, and for BIF deposit insurance premiums to be used to pay the FICO bond interest on a pro rata basis together with SAIF premiums. The BIF and SAIF would be merged into one fund as soon as practicable, but no later than January 1, 1998. There can be no assurance that any particular proposal will be enacted or that premiums for either BIF or SAIF members will not be adjusted in the future by the FDIC or by legislative action.

REGULATORY CAPITAL REQUIREMENTS

         Federally insured savings associations, such as the Bank, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

         The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital. At March 31, 1996, the Bank had no intangible assets which were required to be deducted from tangible capital.

         The OTS regulations establish special capitalization requirements for savings associations that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the Bank's level of ownership. For excludable subsidiaries the debt and equity investments in such subsidiaries are deducted from assets and capital. The subsidiary of the Bank is an includable subsidiary.

         At March 31, 1996, the Bank had tangible capital of $16.4 million, or 20.2% of adjusted total assets, which is approximately $15.2 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

         The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings association must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio.

         At March 31, 1996, the Bank had core capital of $16.4 million, or 20.2% of adjusted total assets, which is approximately $14.0 million above the minimum leverage ratio requirement of 3% as in effect on that date.

         The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. At March 31, 1996, the Bank had $108,000 of loan valuation allowances, which was less than 1.25% of risk-weighted assets.

         Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of an 80% loan-to-value ratio (these items are excluded on a sliding scale through June 30, 1994, after which they must be excluded in their entirety) and reciprocal holdings of qualifying capital instruments. The Bank had no such exclusions from capital and assets at March 31, 1996.

         In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or the FHLMC.

         The OTS has adopted a final rule that requires every savings association with more than normal interest rate risk exposure to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule provides for a two quarter lag between calculating interest rate risk and recognizing any deduction from capital. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise.

         On March 31, 1996, the Bank had total capital of $16.5 million (including $16.4 million in core capital and $108,000 in qualifying supplementary capital) and risk-weighted assets of $40.4 million (including no converted off-balance sheet assets); or total capital of 40.8% of risk-weighted assets. This amount was $13.3 million above the 8% requirement in effect on that date.

         The OTS and the FDIC are authorized, and, under certain circumstances required, to take certain actions against savings associations that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

         As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

         Any savings association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a savings association, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized association is also subject to the general enforcement authority of the OTS and the FDIC, including the appointment of a conservator or a receiver.

         The OTS is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

         The imposition by the OTS or the FDIC of any of these measures on the Bank may have a substantial adverse effect on the Bank's operations and profitability. First Ashland's shareholders do not have preemptive rights, and therefore, if First Ashland is directed by the OTS or the FDIC to issue additional First Ashland Shares, such issuance may result in the dilution in the percentage of ownership of First Ashland.

LIMITATIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS

         OTS regulations impose various restrictions or requirements on associations with respect to their ability to pay dividends or make other distributions of capital. OTS regulations prohibit an association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the Bank would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion.

         The OTS utilizes a three-tiered approach to permit associations, based on their capital level and supervisory condition, to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. See " - Regulatory Capital Requirements."

         Generally, Tier 1 associations, which are associations that before and after the proposed distribution meet their fully phased-in capital requirements, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the Bank's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at the beginning of the calendar year, or the amount authorized for a Tier 2 association. However, a Tier 1 association deemed to be in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 association as a result of such a determination. The Bank meets the requirements for a Tier 1 association and has not been notified of a need for more than normal supervision. Tier 2 associations, which are associations that before and after the proposed distribution meet their current minimum capital requirements, may make capital distributions of up to 75% of net income over the most recent four quarter period.

         Tier 3 associations (which are associations that do not meet current minimum capital requirements) that propose to make any capital distribution and Tier 2 associations that propose to make a capital distribution in excess of the noted safe harbor level must obtain OTS approval prior to making such distribution. Tier 2 associations proposing to make a capital distribution within the safe harbor provisions and Tier 1 associations proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. As a subsidiary of First Ashland, the Bank will also be required to give the OTS 30 days' notice prior to declaring any dividend on its stock. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns. See "-Regulatory Capital Requirements."

LIQUIDITY

         All savings associations, including the Bank, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. For a discussion of what the Bank includes in liquid assets, see "First Ashland's Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the minimum liquid asset ratio is 5%.

         In addition, short-term liquid assets (e.g., cash, certain time deposits, certain bankers acceptances and short-term United States Treasury obligations) currently must constitute at least 1% of the Bank's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon associations for violations of either liquid asset ratio requirement. At March 31, 1996, the Bank was in compliance with both requirements, with an overall liquid asset ratio of 16.4% and a short-term liquid assets ratio of 5.5%.

ACCOUNTING

         An OTS policy statement applicable to all savings associations clarifies and re-emphasizes that the investment activities of a savings association must be in compliance with approved and documented investment policies and strategies, and must be accounted for in accordance with generally accepted accounting principles ("GAAP"). Under the policy statement, management must support its classification of and accounting for loans and securities (i.e., whether held for investment, sale or trading) with appropriate documentation. The Bank is in compliance with these amended rules.

         The OTS has adopted an amendment to its accounting regulations, which may be made more stringent then GAAP, to require that transactions be reported in a manner that best reflects their underlying economic substance and inherent risk and that financial reports must incorporate any other accounting regulations or orders prescribed by the OTS.

QUALIFIED THRIFT LENDER TEST

         All savings associations, including the Bank, are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. Such assets primarily consist of residential housing related loans and investments. At March 31, 1996, the Bank met the test and has always met the test since its effectiveness.

         Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the BIF. If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. See "Holding Company Regulation."

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COMMUNITY REINVESTMENT ACT

         Under the Community Reinvestment Act ("CRA"), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with the examination of the Bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by the Bank. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS.

         The federal banking agencies, including the OTS, have recently revised the CRA regulations and the methodology for determining an institution's compliance with the CRA. Due to the heightened attention being given to the CRA in the past few years, the Bank may be required to devote additional funds for investment and lending in its local community. The Bank was examined for CRA compliance in January 1995 and received a rating of satisfactory.

TRANSACTIONS WITH AFFILIATES

         Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the Bank as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the Bank's capital. Affiliates of the Bank include First Ashland and any company which is under common control with the Bank. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. The Bank's subsidiary is not deemed an affiliate, however; the OTS has the discretion to treat subsidiaries of savings associations as affiliates on a case by case basis.

         Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

HOLDING COMPANY REGULATION

         First Ashland is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, First Ashland is required to register and file reports and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over First Ashland and its non-savings association subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

         As a unitary savings and loan holding company, First Ashland generally is not subject to activity restrictions. If First Ashland acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of First Ashland and any of its subsidiaries (other than the Bank or any other SAIF-insured savings association) would become subject to such restrictions unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition.

         If the Bank fails the QTL test, First Ashland must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure First Ashland must register as, and will become subject to the restrictions applicable to a bank holding company. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple savings and loan holding company. See "-Qualified Thrift Lender Test."

         First Ashland must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

FEDERAL SECURITIES LAW

         The stock of First Ashland is registered with the Commission under the Exchange Act. First Ashland is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Commission under the Exchange Act.

         Company stock held by persons who are affiliates (generally officers, directors and principal stockholders) of First Ashland may not be resold without registration or unless sold in accordance with certain resale restrictions. If First Ashland meets specified current public information requirements, each affiliate of First Ashland is able to sell in the public market, without registration, a limited number of shares in any three-month period.

FEDERAL RESERVE SYSTEM

         The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking and NOW checking accounts). At March 31, 1996, the Bank was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS. See "Liquidity."

         Savings associations are authorized to borrow from the Federal Reserve Board "discount window," but Federal Reserve Board regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Board.

FEDERAL HOME LOAN BANK SYSTEM

         The Bank is a member of the FHLB of Cincinnati, which is one of 12 regional FHLBs, that administers the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

         As a member, the Bank is required to purchase and maintain stock in the FHLB of Cincinnati. At March 31, 1996, the Bank had $662,000 in FHLB stock, which was in compliance with this requirement. In past years, the Bank has received substantial dividends on its FHLB stock. Over the past five fiscal years such dividends have averaged 5.6% and were 6.7% for fiscal 1995. For the year ended September 30, 1995, dividends paid by the FHLB of Cincinnati to the Bank totaled $40,875, which constitute a $10,000 increase over the amount of dividends received in 1994.

         Under federal law the FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of the FHLB stock may result in a corresponding reduction in the Bank's capital.

FEDERAL AND STATE TAXATION

         Savings associations such as the Bank that meet certain definitional tests relating to the composition of assets and other conditions prescribed by the Code, are permitted to establish reserves for bad debts and to make annual additions thereto which may, within specified formula limits, be taken as a deduction in computing taxable income for federal income tax purposes. The amount of the bad debt reserve deduction for "non-qualifying loans" is computed under the experience method. The amount of the bad debt reserve deduction for "qualifying real property loans" (generally loans secured by improved real estate) may be computed under either the experience method or the percentage of taxable income method (based on an annual election).

         Under the experience method, the bad debt reserve deduction is an amount determined under a formula based generally upon the bad debts actually sustained by the savings association over a period of years.

         The percentage of specially computed taxable income that is used to compute a savings association's bad debt reserve deduction under the percentage of taxable income method (the "percentage bad debt deduction") is 8%. The percentage bad debt deduction thus computed is reduced by the amount permitted as a deduction for non-qualifying loans under the experience method. The availability of the percentage of taxable income method permits qualifying savings associations to be taxed at a lower current federal income tax rate than that applicable to corporations generally (approximately 32% assuming the maximum percentage bad debt deduction).

         If an association's specified assets (generally, loans secured by residential real estate or deposits, educational loans, cash and certain government obligations) constitute less than 60% of its total assets, the Bank may not deduct any addition to a bad debt reserve and generally must include existing reserves in income over a four-year period. No representation can be made as to whether the Bank will meet the 60% test for subsequent taxable years.

         Under the percentage of taxable income method, the percentage bad debt deduction cannot exceed the amount necessary to increase the balance in the reserve for "qualifying real property loans" to an amount equal to 6% of such loans outstanding at the end of the taxable year or the greater of (i) the amount deductible under the experience method or (ii) the amount which when added to the bad debt deduction for "non-qualifying loans" equals the amount by which 12% of the amount comprising savings accounts at year end exceeds the sum of surplus, undivided profits and reserves at the beginning of the year. At March 31, 1996, the 6% and 12% limitations did restrict the percentage bad debt deduction available to the Bank and it is expected that the 12% limitation may be a limiting factor in future years unless the Bank increases deposits. The Bank's inability to qualify for the percentage of income bad debt reduction does not have a significant impact on the Bank's effective tax rate. See "First Ashland's Management's Discussion and Analysis of Financial Condition and Results of Operations."

         In addition to the regular income tax, corporations, including savings associations such as the Bank, generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income. For taxable years beginning after 1986 and before 1996, corporations, including savings associations such as the Bank, are also subject to an environmental tax equal to 0.12% of the excess of alternative minimum taxable income for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2 million.

         To the extent earnings appropriated to a savings association's bad debt reserves for "qualifying real property loans" and deducted for federal income tax purposes exceed the allowable amount of such reserves computed under the experience method and to the extent of the Bank's supplemental reserves for losses on loans ("Excess"), such Excess may not, without adverse tax consequences, be utilized for the payment of cash dividends or other distributions to a shareholder (including distributions on redemption, dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). As of March 31, 1996, the Bank's Excess for tax purposes totaled approximately $2.2 million.

         First Ashland and its subsidiaries file consolidated federal income tax returns on a fiscal year basis using the accrual method of accounting. Savings associations, such as the Bank, that file federal income tax returns as part of a consolidated group are required by applicable Treasury regulations to reduce their taxable income for purposes of computing the percentage bad debt deduction for losses attributable to activities of the non-savings association members of the consolidated group that are functionally related to the activities of the savings association member.

         First Ashland and its consolidated subsidiaries have not been audited by the IRS with respect to consolidated federal income tax returns for the last ten years and have consolidated federal income tax returns which are open and subject to audit for the fiscal years 1995, 1994 and 1993. With respect to years examined by the IRS, either all deficiencies have been satisfied or sufficient reserves have been established to satisfy asserted deficiencies. In the opinion of management, any examination of still open returns (including returns of subsidiaries and predecessors of, or entities merged into, the Bank) would not result in a deficiency which could have a material adverse effect on the financial condition of the Bank and its consolidated subsidiaries.



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

         KENTUCKY TAXATION. The Commonwealth of Kentucky imposes no income or franchise taxes on savings institutions. The Bank is subject to an annual Kentucky ad valorem tax. This tax is .1% of the Bank's deposit accounts, common stock and retained income, with certain deductions for amounts borrowed by depositors and securities guaranteed by the U.S. Government or certain of its agencies. First Ashland is subject to Kentucky income tax computed on its separately determined income at a rate of up to 8.25%.

         DELAWARE TAXATION. As a Delaware holding company, First Ashland is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual fee to the State of Delaware. First Ashland is also subject to an annual franchise tax imposed by the State of Delaware.


                         DESCRIPTION OF CAMCO SHARES

         The following summary of the material attributes of Camco Shares is qualified in its entirety by reference to applicable provisions of Delaware law and to the provisions of the Camco Certificate By-laws:

AUTHORIZED STOCK

         The Camco Certificate authorizes the issuance of up to 2,500,000 shares of common stock, par value $1.00 per share, and 100,000 shares of preferred stock, par value $1.00 per share. The Amendment would increase authorized shares from 2,600,000 to 5,000,000, consisting of 4,900,000 shares of common stock, $1.00 par value and 100,000 shares of preferred stock, $1.00 par value. The Board of Directors of Camco is authorized to fix by resolution all powers, designations, preferences and relative, participating, optional or other rights, or the qualifications, limitations or restrictions of the preferred stock.

         The Board of Directors is authorized to issue, without shareholder approval, the preferred shares and to fix the designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The issuance of preferred shares and any conversion rights which may be specified by the Board of Directors for the preferred shares could adversely affect the voting power of holders of the common shares. In addition, if the purchase price of the preferred shares is less than the book value of the common shares, the book value of the common shares could be adversely affected. No preferred shares will be issued in connection with this offering, and the Board of Directors has no present intention to issue any of the preferred shares.

SPECIAL MEETINGS

         Special meetings of stockholders of Camco may be called only by the president or by a majority of the Board of Directors of Camco.

PREEMPTIVE RIGHTS

         The Camco Certificate does not grant preemptive rights to the holders of Camco Shares. Under Delaware law, preemptive rights do not exist unless they are specifically granted by the corporation's certificate of incorporation.

VOTING RIGHTS

         The holders of Camco Shares are entitled to cast one vote per share on all matters submitted to stockholders for their approval. Cumulative voting is not provided for in the election of directors.

BOARD OF DIRECTORS

         Camco's By-laws provided for a classified Board of Directors consisting of nine directors, or such other number as determined by the Board, divided into three classes and elected for three-year terms. Pursuant to the By-laws, the number of directors is currently fixed at seven. After the Merger is effective, the number of directors will be increased to eight, and Paul D. Leake, President of First Ashland, will become a director of Camco. Therefore, it would take two annual elections to replace a majority of the Board. The By-laws require that any stockholder nomination for the election of directors must be submitted in writing, containing specific information regarding the nominee, by the later of the March 31st immediately


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

preceding the annual meeting of stockholders or the sixtieth day before the first anniversary of the most recent annual meeting.

         Vacancies on Camco's Board may be filled by a majority of the directors then in office. If a majority of the directors then in office constitutes less than a majority of the Board, any stockholders holding at least 10% of Camco's Shares may ask the Chancery Court to order an election to fill the vacancy and replace directors selected by those directors in office.

         The Camco Certificate authorizes the removal of a director for cause by a vote of not less than 80% of Camco's Shares.

ANTITAKEOVER PROVISIONS IN THE CAMCO CERTIFICATE AND BY-LAWS OF CAMCO

         The Camco Certificate and the Camco By-laws contain certain provisions that could deter or prohibit non-negotiated changes in the control of Camco. The Camco Certificate requires the approval of the holders of (i) at least 80% of Camco's outstanding shares of voting stock, and (ii) at least a majority of Camco's outstanding shares of voting stock, not including shares held by a "Substantial Stockholder," to approve certain "Business Combinations" as defined therein, and related transactions. Under Delaware law, absent this provision, Business Combinations, including mergers, consolidations and sales of substantially all of the assets of Camco must, subject to certain exceptions, be approved by the vote of the holders of a majority of Camco's outstanding voting shares. The increased voting requirements in the Camco Certificate apply in connection with Business Combinations involving a "Substantial Stockholder," except in cases where the proposed transaction has been approved in advance by three-fourths of the members of Camco's Board of Directors provided that a majority of the members of the Board are continuing Directors (a continuing Director being defined as a person who was (i) a member of the Board as of May 26, 1987, (ii) elected by the stockholders or appointed by the Board after May 26, 1987 and prior to the date as of which the Substantial Stockholder in question became a Substantial Stockholder, or (iii) appointed as a Director by three-fourths of the Board if and only if a majority of the Board at the time of appointment consisted of continuing Directors). The term "Substantial Stockholder" is defined to include any individual, corporation, partnership or other entity, except for Camco or a subsidiary of Camco, which owns beneficially or controls, directly or indirectly, 15% or more of the outstanding voting shares of Camco. A "Business Combination" is defined to include (i) any merger or consolidation of Camco or a subsidiary of Camco with or into any Substantial Stockholder or with or into any or other corporation which, after such merger or consolidation, would be an Affiliate of a Substantial Stockholder as defined in a The Camco Certificate of Incorporation; (ii) any sale, lease, exchange, mortgage, transfer, pledge or other disposition of all or a substantial part of the assets of Camco or of a subsidiary of Camco to any Substantial Stockholder (the terms "substantial part" is defined to include more that 10% of Camco's total assets); (iii) the adoption of any plan or proposal for the liquidation or dissolution of Camco if, as of the record date for the determination of stockholders entitled to notice thereof and to vote thereon, any person shall be a Substantial Shareholder; (iv) the issuance or transfer of Camco Equity Securities, as defined in the Camco Certificate, having an aggregate value equaling or exceeding 60% of Camco's shareholders equity to a Substantial Shareholder in exchange for cash, securities or other property; (v) any reclassification of the securities of Camco, any recapitalization involving the securities of Camco or any reorganization, merger, or consolidation of Camco that has the effect of increasing, directly or indirectly, a Substantial Stockholder's proportionate share of outstanding shares of any class of equity securities of Camco or a subsidiary of Camco.

         In view of the various provisions of the Camco Certificate, the aggregate stock ownership by the directors and officers of Camco may have the effect of facilitating the perpetuation of current management and discouraging proxy contests and takeover attempts. Officers and directors will have a significant influence over the vote on such a transaction and may be able to defeat such a proposal. The Board of Directors of Camco believe that such provisions are in the best interests of shareholders by encouraging prospective acquirers to negotiate a proposed acquisition wit the directors. Such provisions could, however, adversely affect the market value of the Common Shares or deprive shareholders of the opportunity to sell their shares for premium prices.


                 COMPARISON OF RIGHTS OF HOLDERS OF CAMCO SHARES
                     AND HOLDERS OF FIRST ASHLAND SHARES

         As a result of the Merger, all of the holders of First Ashland Shares at the Effective Time will become stockholders of Camco, except holders of First Ashland Shares who exercise dissenters' rights. There are certain differences between the rights of holders of Camco shares and the rights of holders of First Ashland Shares arising from the distinctions between the Camco Certificate and By-laws and First Ashland's Certificate of Incorporation and Bylaws. However, the rights of holders of Camco Shares and those of holders of First Ashland Shares are similar in most material respects. The differences are addressed below.

AUTHORIZED STOCK

         The Camco Certificate, after the Merger, will authorize 4,900,000 common shares and 100,000 preferred shares. First Ashland's Certificate of Incorporation authorizes 2,000,000 common shares and 100,000 preferred shares.

DIRECTOR NOMINATIONS

         Camco stockholders generally must submit director nominations by the March 31st preceding the annual meeting, which is scheduled for the fourth Tuesday in May. First Ashland stockholders generally must submit director nominations 30 days prior to the meeting or, if less than 40 days notice of the meeting is provided, then within 10 days of the mailing of such notice.

ANTITAKEOVER PROVISIONS

         Certain provisions of the Camco Certificate and the By-laws of Camco could deter or prohibit changes in majority control of the Board of Directors or non-negotiated acquisitions of Control of Camco. See "DESCRIPTION OF CAMCO SHARES - Certain Antitakeover Provisions on the Certificate of Incorporation and By-laws of Camco." First Ashland's Certificate of Incorporation and By-laws contain provisions that could have a similar impact.

         The Certificate of Incorporation of First Ashland provides that in no event shall any record owner of any outstanding First Ashland Shares which are beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit"), be entitled or permitted to any vote in respect of the shares held in excess of the Limit. This limitation would not inhibit any person from soliciting (or voting) proxies from other beneficial owners for more than 10% of the First Ashland Shares or from voting such proxies. Beneficial ownership is to be determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Exchange Act, and in any event includes shares beneficially owned by any affiliate of such person, shares which such person or his affiliates (as defined in the Certificate of Incorporation) have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his affiliates have or share investment or voting power but shall not include shares beneficially owned by directors, officers or employees of the Bank or First Ashland. This provision may be enforced by the Board of Directors of First Ashland to limit the voting rights of persons beneficially owning more than 10% of the stock and thus could be utilized in a proxy contest or other solicitation to defeat a proposal that is desired by a majority of the stockholders.

         First Ashland's Certificate of Incorporation requires that certain business combinations (including transactions initiated by management) between it (or any majority-owned subsidiary thereof) and a 10% or more stockholder either (i) be approved by at least 80% of the total number of outstanding voting shares, voting as a single class, of First Ashland, (ii) be approved by two-thirds of the continuing Board of Directors (i.e., persons serving prior to the 10% stockholder becoming such) or (iii) involve consideration per share generally equal to that paid by such 10% stockholder when it acquired its block of stock.

         Amendments to First Ashland's Certificate of Incorporation must be approved by First Ashland's Board of Directors and also by a majority of the outstanding First Ashland Shares; provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to number, classification, election and removal of directors; amendment of by-laws; call of special stockholder meetings; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the certificate of incorporation). The By-laws may be amended by a majority vote of the Board of Directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

         ANTITAKEOVER STATUTES APPLICABLE TO CAMCO AND FIRST ASHLAND

         Certain federal and state laws can make a change in control more difficult, even if desired by the holders of the majority of the Camco or First Ashland Shares. The statutes described below apply to both Camco and First Ashland.

         DELAWARE ANTI-TAKEOVER STATUTE. The Delaware General Corporation Law (the "DGCL") imposes limits on the ability of persons who acquire more than 15% of the outstanding stock of a Delaware corporation, such as Camco or First Ashland, to effect a takeover of such corporation for three years after the person's acquisition of stock of the corporation. Such a takeover may be effected if (i) the buyer, while acquiring the 15% interest, acquires at least 85% of the corporation's outstanding stock (the 85% requirement excludes shares held by directors who are also officers and certain shares held under employee stock plans), or (ii) the takeover is approved by the target corporation's board of directors and two-thirds of the shares of outstanding stock of the corporation (excluding shares held by the bidder).

         However, these provisions of the DGCL do not apply to Delaware corporations with less than 2,000 stockholders or which do not have voting stock listed on a national exchange or listed for quotation with a registered national securities association. Neither Camco nor First Ashland have 2,000 stockholders. Both entities are traded on a registered national securities association and could otherwise exempt themselves from the requirements of the statute by adopting an amendment to their respective Certificate of Incorporation or Bylaws electing not to be governed by this provision. At the present time, neither Camco nor First Ashland has adopted any such amendment.

         FEDERAL REGULATION. OTS regulations prohibits any person, without the prior approval of the OTS, from acquiring or making an offer to acquire more than 10% of the stock of any converted savings institution if such person is, or after consummation of such acquisition would be, the beneficial owner of more than 10% of such stock. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% may not be counted as share entitled to vote and may not be voted by any person or counted as voting shares in connection with any matter submitted to a vote of stockholders. Like the charter provisions outlined above, these federal regulations can make a change in control more difficult, even if desired by the holders of the majority of the shares of the stock. The Board of Directors reserves the right to ask the OTS or other federal regulators to enforce these restrictions against persons seeking to obtain control of First Ashland, whether in a proxy solicitation or otherwise. Camco and First Ashland have requested that OTS not enforce these provisions in the Merger.

         Federal law provides that no company, "directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions," may acquire "control" of a savings association at any time without the prior approval of the OTS. In addition, federal regulations require that, prior to obtaining control of a savings association, a person, other than a company, must give 60 days prior notice to the OTS and have received no OTS objection to such acquisition of control. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Under federal law (as well as the regulations referred to below) the term "savings bank" includes state and federally chartered SAIF-insured institutions and federally chartered savings banks whose accounts are insured by the FDIC's Association Insurance Fund and holding companies thereof.

         Control, as defined under federal law, in general means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings association's directors, or a determination by the OTS that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings association's voting stock, if the acquirer also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the regulations. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings bank's stock must file with the OTS a certification that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable.

              DIRECTOR AND OFFICER LIABILITY AND INDEMNIFICATION

         The By-laws of Camco provide that Camco shall indemnify its directors or officers against expenses (including, without limitation, attorneys' fees, filing fees, court reporters' fees and transcript costs), judgments, fines, and amounts paid in settlement by reason of the fact that they are or were directors, officers, employees or agents of Camco or, at the request of Camco, were serving another organization in a similar capacity, if the directors or officers acted in good faith and in a manner they reasonably believed to be in the best interest of Camco. With regard to criminal matters, directors and officers must be indemnified by Camco if the directors or officers had no reasonable cause to believe their conduct was unlawful. Directors or officers claiming indemnification shall be presumed to have acted in good faith and in a manner they reasonably believed to be not opposed to the best interests of Camco and, with respect to any criminal matter, to have had no reasonable cause to believe their conduct was unlawful.

         Camco shall not indemnify any officer or director of Camco who was a party to any completed action or suit instituted by (or in the right of) Camco for any matter asserted in such action as to which the officer or director shall have been adjudged to be liable for acting with reckless disregard for the best interests of Camco or misconduct (other than negligence) in the performance of his duty to Camco. However, should the court in which such action was brought determine that the officer or director is fairly and reasonably entitled to such indemnity, Camco shall indemnify such officer or director to the extent permitted by the court.

         Any indemnification not precluded by judgment shall be made by Camco only upon a determination that the director has met the applicable standard of conduct. Such determination may be made only (a) by a majority vote of a quorum of disinterested directors, (b) if such a quorum is not obtainable or if a majority of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel, (c) by the stockholders or (d) by the court, if any, in which such action was brought. Expenses incurred in defending any action, suit or proceeding shall be paid by Camco in advance upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if the director or officer is not entitled to be indemnified by Camco.

         In addition, Camco has agreed to indemnify each of its directors and officers against expenses (including, without limitation, attorneys' fees, filing fees, court reporters' fees and transcript costs), judgments, fines, and amounts paid in settlement by reason of the fact that he is or was a director, officer, employee or agent of Camco or, at the request of Camco, was serving another organization in a similar capacity, if the director or officer acted in good faith and in a manner he reasonably believed to be in the best interest of Camco and if, with respect to any criminal action or proceeding, such director or officer had no reason to believe that his conduct was unlawful. Such indemnification shall be made, however, only upon a determination by the directors or stockholders of Camco, the Court of Common Pleas of Franklin County or written opinion of legal counsel appointed by Camco that the director or officer has adhered to the appropriate standard of conduct.

         First Ashland's Certificate of Incorporation provides that First Ashland shall indemnify or agree to indemnify any current or former director, officer, employee or agent against whom an action is threatened, pending, or completed because of that person's position with First Ashland or because of that person's performance of his or her duty, for expenses reasonably incurred in such actions, to the fullest extent permitted by the DGCL.

                                LEGAL MATTERS

         The federal income tax consequences of the Merger, and certain other legal matters in connection with the Merger, will be passed upon for Camco by Vorys, Sater, Seymour and Pease, Suite 2100, Atrium Two, 221 East Fourth Street, P.O. Box 0236, Cincinnati, Ohio. Such counsel has not received nor will receive a substantial interest, direct or indirect, in Camco, nor was such counsel compensated on a contingency fee basis for the rendering of its services.

                                   EXPERTS

         The consolidated financial statements of Camco at December 31, 1995 and 1994, and for each of the two years ended December 31, 1995, included in this Prospectus and Joint Proxy Statement, have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report appearing herein, and have been included in reliance upon such report and given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Camco for the year ended December 31, 1993, included in this Prospectus and Joint Proxy Statement, have been audited by Deloitte & Touche LLP, whose report, dated March 4, 1994, expressed an unqualified opinion on such financial statements. Representatives of Grant Thornton LLP are expected to attend the Camco Special Meeting to respond to appropriate questions and to make a statement if they so desire.

         The consolidated financial statements of First Ashland at September 30, 1995 and 1994, and for each of the three years then ended September 30, 1995, included in this Prospectus and Joint Proxy Statement, have been audited by Smith, Goolsby, Artis & Reams, PSC, independent certified public accountants, as stated in their report appearing herein, and have been included in reliance upon such report and given upon the authority of such firm as experts in accounting and auditing.

         NCC has consented to the inclusion herein of the summary of and the copy of its fairness opinion to Camco, as of March 25, 1996, and updated as of August __, 1996, setting forth its opinion as to the fairness of this Merger to stockholders of Camco.

         CRG has consented to the inclusion herein of the summary of and the copy of its fairness opinion to Camco, as of March 22, 1996, and updated as of August __, 1996, setting forth its opinion as to the fairness of the Merger to stockholders of First Ashland.

                           CAMCO FINANCIAL CORPORATION
                                 Cambridge, Ohio

                        CONSOLIDATED FINANCIAL STATEMENTS




                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Statements of Financial Condition (As of March 31, 1996 (unaudited)
and December 31, 1995)........................................................................................F-2

Consolidated Statements of Earnings (For the three months ended
March 31, 1996 and 1995) (unaudited)..........................................................................F-3

Consolidated Statements of Cash Flows (For the three months ended
March 31, 1996 and 1995) (unaudited)..........................................................................F-4

Notes to Consolidated Financial Statements
(For the three months ended March 31, 1996 and 1994) (unaudited)..............................................F-6

Report of Independent Certified Public Accountants............................................................F-8

Consolidated Statements of Financial Condition
(As of December 31, 1995 and 1994)............................................................................F-9

Consolidated Statements of Earnings
(For the years ended December 31, 1995, 1994 and 1993)........................................................F-11

Consolidated Statements of Stockholders' Equity
(For the years ended December 31, 1995, 1994 and 1993)........................................................F-12

Consolidated Statements of Cash Flows
(For the years ended December 31, 1995, 1994 and 1993)........................................................F-13

Notes to Consolidated Financial Statements
(For the years ended December 31, 1994 and 1993)..............................................................F-15


                           CAMCO FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                        (In thousands, except share data)

                                                                                                 MARCH 31,         DECEMBER 31,
         ASSETS                                                                                      1996                 1995
                                                                                                 (Unaudited)
Cash and due from banks                                                                          $  9,746             $ 11,325
Short-term interest bearing deposits in other financial institutions                                4,175                2,122
                                                                                                 --------             --------
         Cash and cash equivalents                                                                 13,921               13,447

Interest-bearing deposits in other financial institutions                                           3,597                1,881
Investment securities available for sale - at market                                                3,141                3,131
Investment securities - at cost, approximate market  value of $16,356
  and $19,123 as of March 31, 1996 and December 31, 1995                                           16,498               19,283
Mortgage-backed securities available for sale - at market                                             857                  985
Mortgage-backed securities - at cost, approximate market value of
  $4,838 and $5,045 as of March 31, 1996 and December 31, 1995                                      4,847                5,002
Loans held for sale - at lower of cost or market                                                    4,278                1,518
Loans receivable - net                                                                            286,438              291,233
Office premises and equipment - net                                                                 4,301                4,153
Real estate acquired through foreclosure                                                               28                   28
Federal Home Loan Bank stock - at cost                                                              2,861                2,832
Accrued interest receivable                                                                         2,210                2,129
Prepaid expenses and other assets                                                                     734                  699
Prepaid federal income taxes                                                                         --                    148
                                                                                                 --------             --------

         TOTAL ASSETS                                                                            $343,711             $346,469
                                                                                                 ========             ========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                         $290,301             $286,574
Advances from the Federal Home Loan Bank                                                           20,069               26,078
Taxes and insurance prepaid by borrowers                                                            1,510                2,964
Accounts payable and accrued liabilities                                                            1,534                1,797
Dividends payable                                                                                     217                  207
Accrued federal income taxes                                                                          230                 --
Deferred federal income taxes                                                                       1,225                1,156
                                                                                                 --------             --------
         Total liabilities                                                                        315,086              318,776

Stockholders' equity
  Preferred stock - $1 par value; authorized 100,000 shares;
    no shares outstanding                                                                            --                   --
  Common stock - $1 par value; authorized, 2,500,000 shares;
    issued 1,971,482 shares at March 31, 1996 and December 31, 1995                                 1,971                1,971
  Additional paid-in capital                                                                        5,735                5,735
  Retained earnings - substantially restricted                                                     20,878               19,936
  Unrealized gains on securities designated as available for sale                                      41                   51
                                                                                                 --------             --------
         Total stockholders' equity                                                                28,625               27,693
                                                                                                 --------             --------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                              $343,711             $346,469
                                                                                                 ========             ========

                           CAMCO FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF EARNINGS
                      For the three months ended March 31,
                        (in thousands, except share data)

                                                                     1996         1995
                                                                      (UNAUDITED)
Interest income
  Loans                                                        $    6,079   $    5,236
  Mortgage-backed securities                                           98          108
  Investment securities                                               313          176
  Interest-bearing deposits and other                                 153          402
                                                               ----------   ----------
         Total interest income                                      6,643        5,922

Interest expense
  Deposits                                                          3,237        2,836
  Borrowings                                                          365          455
                                                               ----------   ----------
         Total interest expense                                     3,602        3,291
                                                               ----------   ----------

         Net interest income                                        3,041        2,631

Provision for loan losses                                              21           35
                                                               ----------   ----------

         Net interest income after provision for loan losses        3,020        2,596

Other income
  Late charges, rent and other                                        247          164
  Loan servicing fees                                                 186          187
  Service charges and other fees on deposits                           95          108
  Gain on sale of loans                                               416           40
  Gain on sale of real estate acquired through foreclosure           --              3
                                                               ----------   ----------
         Total other income                                           944          502

General, administrative and other expense
  Employee compensation and benefits                                1,014        1,024
  Occupancy of premises                                               260          225
  Federal deposit insurance premiums                                  163          152
  Data processing                                                     100           90
  Advertising                                                          86          107
  State franchise taxes                                               106           90
  Other                                                               479          466
                                                               ----------   ----------
         Total general, administrative and other expense            2,208        2,154

         Earnings before federal income taxes                       1,756          944

Federal income taxes
  Current                                                             523          310
  Deferred                                                             74           11
                                                               ----------   ----------
         Total federal income taxes                                   597          321
                                                               ----------   ----------

         NET EARNINGS                                          $    1,159   $      623
                                                               ==========   ==========

         EARNINGS PER SHARE                                    $      .59   $      .33
                                                               ==========   ==========

Weighted average number of common shares outstanding            1,971,477    1,875,414
                                                               ==========   ==========


                           CAMCO FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                      For the three months ended March 31,
                                 (In thousands)

                                                                         1996        1995
                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net earnings for the period                                        $  1,159    $    623
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Depreciation and amortization                                         118         118
    Provision for loan losses                                              21          35
    Gain on sale of real estate acquired through foreclosure             --            (3)
    Federal Home Loan Bank stock dividends                                (29)        (37)
    Gain on sale of loans                                                (112)        (40)
    Loans originated for sale in the secondary market                 (29,537)     (3,751)
    Proceeds from sale of loans in the secondary market                26,889       3,289
    Current federal income taxes                                          378         503
    Deferred federal income taxes                                          74         (12)
    Other - net                                                          (379)       (699)
                                                                     --------    --------
         Net cash provided by (used in) operating activities           (1,418)         26

Cash flows provided by (used in) investing activities:
  Proceeds from maturities of investment securities
    and interest-bearing deposits                                       3,274       5,398
  Purchases of investment securities and interest-bearing deposits     (2,236)       (275)
  Loan principal repayments                                            15,734      15,508
  Loan disbursements                                                  (10,960)    (29,324)
  Principal collected on mortgage-backed securities                       277         137
  Additions to office premises and equipment                             (254)        (37)
  Proceeds from sale of real estate acquired through foreclosure         --            23
  Purchase of Federal Home Loan Bank stock                               --          (314)
                                                                     --------    --------
         Net cash provided by (used in) investing activities            5,835      (8,884)

Cash flows provided by (used in) financing activities:
  Net increase in deposits                                              3,727      10,472
  Advances from Federal Home Loan Bank and other borrowings             2,000      14,900
  Repayment of Federal Home Loan Bank advances
    and other borrowings                                               (8,009)    (14,808)
  Dividends paid on common stock                                         (207)       (178)
  Decrease in taxes and insurance prepaid by borrowers                 (1,454)     (1,855)
                                                                     --------    --------
         Net cash provided by (used in) financing activities           (3,943)      8,531
                                                                     --------    --------

Increase (decrease) in cash and cash equivalents                          474        (327)

Cash and cash equivalents at beginning of period                       13,447       9,279
                                                                     --------    --------

Cash and cash equivalents at end of period                           $ 13,921    $  8,952
                                                                     ========    ========


                           CAMCO FINANCIAL CORPORATION

                      For the three months ended March 31,
                                 (In thousands)

                                                                       1996     1995
                                                                       (UNAUDITED)
Supplemental disclosure of cash flow information:
Cash paid during the period for:
   Interest on deposits and borrowings                              $ 3,621   $3,218
                                                                    =======   ======

    Income taxes                                                    $  --     $ --
                                                                    =======   ======

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                            $   (10)  $   46
                                                                    =======   ======

  Recognition of gains on sale of loans in accordance with
    SFAS No. 122                                                    $   310   $ --
                                                                    =======   ======


                           CAMCO FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

1.    Basis of Presentation

      The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Accordingly, these financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Camco Financial Corporation ("Camco" or "the Company") included in Camco's Annual Report on Form 10-KSB for the year ended December 31, 1995. However, all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the consolidated financial statements have been included. The results of operations for the three month periods ended March 31, 1996 and 1995 are not necessarily indicative of the results which may be expected for the entire year.

2.    Principles of Consolidation

      Camco has four wholly-owned subsidiaries: Cambridge Savings Bank ("Cambridge Savings"), Marietta Savings Bank ("Marietta Savings"), First Federal Savings Bank of Washington Court House ("First Federal") (collectively hereinafter "the Banks") and East Ohio Land Title Agency, Inc., as well as two second tier subsidiaries, Camco Mortgage Corporation and WestMar Mortgage Company.

      The Company's consolidated financial statements include the accounts of Camco and its wholly-owned and second tier subsidiaries. All significant intercompany balances and transactions have been eliminated.

3.    Effects of Recent Accounting Pronouncements

      In October 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 entitled "Accounting for Stock-Based Compensation" establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if this Statement had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 14, 1994. Management of Camco does not believe the disclosure provision of SFAS No. 123 will have a material adverse effect on its financial condition or results of operations.

4.    Reclassifications

      Certain reclassifications have been made to the March 31, 1995 consolidated financial statements to conform to the March 31, 1996 presentation.

5.    Pending Legislative Changes

      The deposit accounts of Cambridge Savings, Marietta Savings and First Federal and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF are below the level required by law, because a significant portion of the assessments paid into the fund are used to pay the cost of prior thrift failures. The deposit accounts

                           CAMCO FINANCIAL CORPORATION

               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

5.    Pending Legislative Changes (continued)

      of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in late 1995, and are expected to exceed them by $.23 per $100 in deposits in 1996. This premium disparity could have a negative competitive impact on Cambridge Savings, Marietta Savings and First Federal and other institutions with SAIF deposits.

      Congress is considering legislation to recapitalize the SAIF and eliminate the significant premium disparity. Currently, that recapitalization plan provides for a special assessment of approximately $.85 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. Certain banks holding SAIF deposits would pay a lower special assessment. In addition, the cost of prior thrift failures would be shared by both the SAIF and the BIF. Such cost sharing might increase BIF assessments. SAIF assessments for healthy institutions would be reduced significantly below current levels, but could never be reduced below the level for healthy BIF institutions.

      A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1998. However, legislative proposals contemplate an elimination of the Federal thrift charter and of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. Cambridge Savings and Marietta Savings are state savings banks, which are not considered thrifts for these purposes. However, First Federal is a federal thrift and would have to convert to a different charter and would become subject to federal regulations as a bank. Such regulation would subject First Federal to the more restrictive activity limits imposed on national banks. If First Federal is required to convert to a bank charter, it would have to recapture as taxable income approximately $2.7 million of its bad debt reserve, unless Congress amends these recapture provisions. Such a proposal is currently under consideration. That proposal would eliminate the special thrift method of tax accounting for bad debt reserves, which the Banks have relied on, effective in 1996. In addition, Camco would become a bank holding company, which would subject it to more restrictive activity limits and to capital requirements similar to those imposed on First Federal.

      The Banks had $277.3 million in deposits at March 31, 1995. If the special assessment is $.85 per $100 in deposits, those three institutions will pay an aggregate additional assessment of $2.4 million. This assessment should be tax deductible, but it will reduce earnings and capital for the quarter in which it is recorded. It is expected that quarterly SAIF assessments would be reduced significantly after such special assessment is paid.

      No assurances can be given that the SAIF recapitalization plan will be enacted into law or in what form it may be enacted. In addition, Camco can give no assurances that the disparity between BIF and SAIF assessments will be eliminated and cannot be certain of the impact of the SAIF recapitalization and related proposals until the appropriate legislation has been enacted.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Camco Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Camco Financial Corporation and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements for the year ended December 31, 1993 were audited by other auditors whose report, dated March 4, 1994, expressed an unqualified opinion on such financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1995 and 1994 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camco Financial Corporation and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

As more fully explained in Notes A and B, the Corporation changed its method of accounting for certain securities as of January 1, 1994.

As more fully explained in Note C, the Corporation changed its method of accounting for gains on sale of loans during the year ended December 31, 1995.

Grant Thornton LLP

Cincinnati, Ohio
February 1, 1996 (except for Note M as to which the date is March 26, 1996)

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                        (In thousands, except share data)

                  ASSETS                                                                1995              1994
Cash and due from banks                                                            $  11,325        $    8,220
Short-term interest bearing deposits in other financial institutions                   2,122             1,059
                                                                                   ---------         ---------
         Cash and cash equivalents                                                    13,447             9,279

Interest-bearing deposits in other financial institutions                              1,881             7,427
Investment securities available for sale - at market                                   3,131             2,978
Investment securities - at cost, approximate market value of $19,123
  and $25,903 as of December 31, 1995 and 1994                                        19,283            27,333
Mortgage-backed securities available for sale - at market                                985             1,464
Mortgage-backed securities - at cost, approximate market  value of
  $5,045 and $5,150 as of December 31, 1995 and 1994                                   5,002             5,452
Loans held for sale - at lower of cost or market                                       1,518               468
Loans receivable - net                                                               291,233           260,991
Office premises and equipment - net                                                    4,153             4,081
Real estate acquired through foreclosure                                                  28                39
Federal Home Loan Bank stock - at cost                                                 2,832             2,262
Accrued interest receivable on loans                                                   1,736             1,318
Accrued interest receivable on mortgage-backed securities                                 58                86
Accrued interest receivable on investment securities and
  interest-bearing deposits                                                              335               460
Prepaid expenses and other assets                                                        699               547
Prepaid federal income taxes                                                             148               442
                                                                                  ----------        ----------

         TOTAL ASSETS                                                               $346,469          $324,627
                                                                                     =======           =======

         LIABILITIES AND STOCKHOLDERS' EQUITY                                          1995              1994
Deposits                                                                           $286,574          $266,861
Advances from the Federal Home Loan Bank                                             26,078            26,511
Taxes and insurance prepaid by borrowers                                              2,964             3,190
Accounts payable and accrued liabilities                                              1,797             2,119
Dividends payable                                                                       207               296
Deferred federal income taxes                                                         1,156               909
                                                                                  ---------          --------
         Total liabilities                                                          318,776           299,886


Commitments                                                                           -                 -


Stockholders' equity
  Preferred stock - $1 par value; authorized 100,000 shares;
    no shares outstanding                                                             -                 -
  Common stock - $1 par value; authorized, 2,500,000 shares, issued 1,971,482 shares at December 31, 1995 and 1,875,414
    shares at December 31, 1994                                                       1,971             1,875
  Additional paid-in capital                                                          5,735             4,416
  Retained earnings - substantially restricted                                       19,936            18,466
  Unrealized gains (losses) on securities designated as available for sale               51               (16)
                                                                                   --------          --------
         Total stockholders' equity                                                  27,693            24,741
                                                                                   --------          --------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $346,469          $324,627
                                                                                    =======           =======

The accompanying notes are an integral part of these statements.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF EARNINGS

                         For the year ended December 31,
                        (In thousands, except share data)

                                                                                    1995            1994           1993
Interest income
  Loans                                                                          $22,939         $16,622        $15,359
  Mortgage-backed securities                                                         423             497            712
  Investment securities                                                            1,570           1,826          1,526
  Interest-bearing deposits and other                                                508             814          1,393
                                                                                 -------        --------        -------
        Total interest income                                                     25,440          19,759         18,990

Interest expense
  Deposits                                                                        12,478           9,497          9,725
  Borrowings                                                                       1,779             736             27
                                                                                  ------        --------      ---------
        Total interest expense                                                    14,257          10,233          9,752
                                                                                  ------          ------        -------

        Net interest income                                                       11,183           9,526          9,238

Provision for loan losses                                                            143              97            310
                                                                                --------       ---------       --------

        Net interest income after provision for loan losses                       11,040           9,429          8,928

Other income
  Late charges, rent and other                                                       915             752            590
  Loan servicing fees                                                                796             769            621
  Service charges and other fees on deposits                                         448             408            366
  Gain on sale of loans                                                            1,126             501          1,546
  Gain (loss) on sale of real estate acquired through  foreclosure                     8             148            (17)
                                                                                 -------         -------        -------
        Total other income                                                         3,293           2,578          3,106
                                                                                 -------         -------        -------

General, administrative and other expense
  Employee compensation and benefits                                               4,198           3,606          2,862
  Occupancy of premises                                                              902             930            774
  Federal deposit insurance premiums                                                 625             574            534
  Data processing                                                                    397             405            408
  Advertising                                                                        406             409            307
  State franchise taxes                                                              322             291            277
  Other                                                                            1,925           1,939          1,801
                                                                                 -------         -------        -------
        Total general, administrative and other expense                            8,775           8,154          6,963
                                                                                 -------         -------        -------

        Earnings before federal income taxes                                       5,558           3,853          5,071

Federal income taxes
  Current                                                                          1,794           1,356          1,725
  Deferred                                                                           116             (45)            22
                                                                                 -------         -------        -------
        Total federal income taxes                                                 1,910           1,311          1,747
                                                                                 -------         -------        -------

        NET EARNINGS                                                            $  3,648       $   2,542     $    3,324
                                                                                 =======         =======        =======

        EARNINGS PER SHARE                                                         $1.85           $1.47          $1.93
                                                                                    ====            ====           ====

Weighted average number of common shares outstanding                           1,970,349       1,727,835      1,724,140
                                                                               =========       =========      =========

The accompanying notes are an integral part of these statements.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

            For the years ended December 31, 1995, 1994 and 1993
                       (In thousands, except share data)

                                                                                UNREALIZED
                                                                             GAINS (LOSSES)
                                                                             ON SECURITIES
                                                               ADDITIONAL       DESIGNATED                            TOTAL
                                              COMMON STOCK        PAID-IN     AS AVAILABLE        RETAINED    STOCKHOLDERS'
                                             ($1 PAR VALUE)       CAPITAL         FOR SALE        EARNINGS           EQUITY
Balance, January 1, 1993                           $   781         $1,510           $-             $14,674          $16,965

Stock options exercised                                  2             13            -               -                   15
Cash dividends declared - $.2898 per share           -              -                -                (478)            (478)
2 for 1 stock split, including cash in lieu of
  fractional shares                                    782           (782)           -               -                -
Net earnings                                         -              -                -               3,324            3,324
                                                  --------       --------            -----          ------          -------

Balance, December 31, 1993                           1,565            741            -              17,520           19,826

Stock options exercised                                  1              7            -               -                    8
Cash dividends declared - $.3510 per share           -              -                -                (578)            (578)
Stock dividend (5%) including cash in lieu of
  fractional shares                                     78            938            -              (1,018)              (2)
Proceeds from offering of common stock                 231          2,730            -               -                2,961
Designation of securities as available for sale
  upon adoption of SFAS No. 115                      -              -                  298           -                  298
Net earnings                                         -              -                -               2,542            2,542
Unrealized losses on securities designated as
  available for sale                                 -              -                 (314)          -                 (314)
                                                  --------       --------              ---      ----------         --------

Balance, December 31, 1994                           1,875          4,416              (16)         18,466           24,741

Stock options exercised                                  2              8            -               -                   10
Cash dividends declared - $.3903 per share           -              -                -                (770)            (770)
Stock dividend (5%) including cash in lieu
  of fractional shares                                  94          1,311            -              (1,408)              (3)
Net earnings                                         -              -                -               3,648            3,648
Unrealized gain on securities designated as
  available for sale                                 -              -                   67           -                   67
                                                  --------       --------             ----      ----------        ---------

Balance at December 31, 1995                        $1,971         $5,735            $  51         $19,936          $27,693
                                                     =====          =====             ====          ======           ======

The accompanying notes are an integral part of these statements.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                         For the year ended December 31,
                                 (In thousands)

                                                                                    1995            1994           1993

Cash flows from operating activities:
  Net earnings                                                                  $  3,648        $  2,542       $  3,324
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Depreciation and amortization                                                    758             641            375
    Provision for loan losses                                                        143              97            310
    Loss (gain) on sale of real estate acquired through
       foreclosure                                                                    (8)           (148)            29
    Federal Home Loan Bank stock dividends                                          (177)           (109)           (75)
    Gain on sale of loans                                                           (471)           (501)        (1,042)
    Gain on sale of equipment                                                         (5)            -              -
    Loans originated for sale in the secondary market                            (39,941)        (35,015)      (114,488)
    Proceeds from sale of mortgage loans in the
      secondary market                                                            39,362          41,777        113,483
    Current federal income taxes                                                     294            (381)           (16)
    Deferred federal income taxes                                                    116             (45)            22
    Other - net                                                                     (742)            801           (134)
                                                                                 -------         -------      ---------
         Net cash provided by operating activities                                 2,977           9,659          1,788
                                                                                 -------         -------      ---------

Cash flows provided by (used in) investing activities:
  Proceeds from maturities of investment securities
    and interest-bearing deposits                                                 15,296          18,156         22,211
  Proceeds from sale of investment securities                                        -               -            1,005
  Purchases of investment securities and interest-
    bearing deposits                                                                 -           (11,126)       (23,155)
  Loans purchased                                                                    -              (710)        (1,287)
  Loans originated, net of principal collected                                   (30,694)        (68,160)       (10,674)
  Purchase of mortgage-backed securities                                             -              (500)        (1,832)
  Principal collected on mortgage-backed securities                                1,061           2,807          4,644
  Additions to premises and equipment                                               (565)           (535)          (721)
  Proceeds from sale of premises and equipment                                        37             -              -
  Purchase of securities designated as held to maturity                           (1,775)            -              -
  Proceeds from sale of real estate acquired through foreclosure                      89             333            315
  Proceeds from redemption of FHLB stock                                             -                67            217
  Purchase of FHLB stock                                                            (393)           (551)           -
  Additions to real estate acquired through foreclosure                              (70)            (92)           -
  Other - net                                                                        -                 1           (129)
                                                                                  ------          ------      ---------
         Net cash used in investing activities                                   (17,014)        (60,310)        (9,406)
                                                                                  ------          ------      ---------

         Net cash used in operating and investing
            activities (subtotal carried forward)                                (14,037)        (50,651)        (7,618)
                                                                                  ------          ------      ---------

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                         For the year ended December 31,
                                 (In thousands)

                                                                                    1995            1994           1993
         Net cash used in operating and investing activities
           (subtotal brought forward)                                           $(14,037)       $(50,651)      $ (7,618)

Cash flows provided by (used in) financing activities:
  Net increase in deposits                                                        19,713          14,642          2,467
  Advances from Federal Home Loan Bank and
    other borrowings                                                              70,400          63,241         10,000
  Repayment of Federal Home Loan Bank advances
    and other borrowings                                                         (70,833)        (38,230)        (8,614)
  Dividends paid on common stock                                                    (859)           (580)          (399)
  Proceeds from exercise of stock options                                             10               8             15
  Proceeds from offering of common stock                                           -               2,961          -
  Increase (decrease) in taxes and insurance prepaid
    by borrowers                                                                    (226)          1,778            294
                                                                                --------         -------         ------
                  Net cash provided by financing activities                       18,205          43,820          3,763
                                                                                --------         -------         ------

Increase (decrease) in cash and cash equivalents                                   4,168          (6,831)        (3,855)

Cash and cash equivalents at beginning of year                                     9,279          16,110         19,965
                                                                                --------         -------        -------

Cash and cash equivalents at end of year                                        $ 13,447       $   9,279        $16,110
                                                                                 =======        ========         ======


Supplemental disclosure of cash flow information:
   Cash paid during the year for:
    Interest on deposits and borrowings                                         $ 14,003       $  10,143        $ 9,781
                                                                                 =======         =======         ======

    Income taxes                                                                $  1,684       $   1,329        $ 1,606
                                                                                 =======        ========         ======

Supplemental disclosure of noncash investing activities:
  Transfers of mortgage loans to real estate acquired
    through foreclosure                                                         $     70       $      72        $   764
                                                                                 =======        ========         ======

  Issuance of mortgage loans upon sale of real
    estate acquired through foreclosure                                         $     42       $     277        $   638
                                                                                 =======        ========         ======

  Unrealized gain (loss) on securities designated as
    available for sale, net of related taxes                                    $     51       $     (16)       $ -
                                                                                 =======        ========         ======

  Recognition of gains on sale of loans in accordance
    with SFAS No. 122                                                           $    655       $    -           $ -
                                                                                 =======        ========         ======

The accompanying notes are an integral part of these statements.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1995, 1994 and 1993

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Camco Financial Corporation's (the Corporation) business activities have been limited primarily to holding the common shares of its four wholly-owned subsidiaries: Cambridge Savings Bank (Cambridge), Marietta Savings Bank (Marietta), First Federal Savings Bank of Washington Court House (First Federal) (collectively hereinafter the Banks) and East Ohio Land Title Agency, Inc., and two second tier subsidiaries, Camco Mortgage Corporation and WestMar Mortgage Company. Accordingly, the Company's results of operations are economically dependent upon the results of the Banks' operations. The Banks conduct a general commercial banking business in southeastern and central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Banks' profitability is significantly dependent on net interest income which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Banks can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles (GAAP) and general accounting practices within the financial services industry. In preparing financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of the Corporation's significant accounting policies which, with the exception of the policy described in Note A-3, have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1. Principles of Consolidation

    The Corporation's consolidated financial statements include the accounts of Camco and its wholly-owned and second tier subsidiaries. All significant intercompany balances and transactions have been eliminated.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2. Interest Rate Risk

    The earnings of the Banks are primarily dependent upon net interest income, which is determined by 1) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread) and 2) the relative amounts of interest-earning assets and interest-bearing liabilities outstanding. The Corporation's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Corporation is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. At December 31, 1995, 1994 and 1993, the Corporation had net interest-earning assets of $328.0 million, $309.4 million and $264.8 million with weighted average effective yields of 8.07%, 7.33% and 6.70%, and net interest-bearing liabilities of approximately $312.7 million, $293.4 million and $253.7 million, with weighted average effective interest rates of 4.82%, 4.29% and 3.66%. To minimize the effect of adverse changes in interest rates on its results of operations, the Corporation has implemented an asset and liability management plan that emphasizes increasing the interest rate sensitivity and shortening the maturities of its interest-earning assets and extending the maturities of its interest-bearing liabilities. Although the Corporation has undertaken a variety of strategies to minimize its exposure to interest rate risk, its primary emphasis has been on the origination and purchase of adjustable rate loans.

    3. Investment Securities and Mortgage-Backed Securities

    Prior to January 1, 1994, investment securities and mortgage-backed securities were carried at cost, adjusted for amortization of premiums and accretion of discounts. The investments and mortgage-backed securities were carried at cost, as it was management's intent and the Corporation had the ability to hold the securities until maturity. Investment securities and mortgage-backed securities held for indefinite periods of time, or which management utilized as part of its asset/liability management strategy, or that would be sold in response to changes in interest rates, prepayment risk, or the perceived need to increase regulatory capital were classified as held for sale at the point of purchase and carried at the lower of cost or market.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    3. Investment Securities and Mortgage-Backed Securities (continued)

    In May 1993, the Financial Accounting Standards Board issued SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS
    No. 115). SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. The Corporation adopted SFAS No. 115 for the year beginning January 1, 1994. The effect of adoption was to initially increase stockholders' equity by approximately $298,000 on January 1, 1994, representing the unrealized market value appreciation on investment and mortgage-backed securities designated as available for sale, net of applicable deferred federal income taxes. Subsequent to January 1, 1994, the amount of unrealized gains on securities designated as available for sale had declined and, at December 31, 1995 and 1994, the Corporation's equity accounts reflected net unrealized gains and losses of $51,000 and $16,000, respectively. Realized gains or losses on sales of securities are recognized using the specific identification method.

    4. Loans Held for Sale

    Loans held for sale are carried at the lower of acquisition cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 1994, such loans were carried at market, with a corresponding $5,000 loss recognized through operations. At December 31, 1995, such loans were recorded at cost, which approximated fair value.

    5. Loans Receivable

    Loans held in portfolio are stated at the principal amount outstanding, adjusted for premiums and discounts on loans purchased and sold and the allowance for loan losses. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

    Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    6. Loan Origination and Commitment Fees

    The Corporation accounts for loan origination fees and costs in accordance with Statement of Financial Accounting Standards No. 91 (SFAS No. 91) "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases". Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

    Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

    7. Allowance for Loan Losses

    It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Such provision is based on management's estimate of the fair value of the underlying collateral, taking into consideration the current and currently anticipated future operating or sales conditions. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating, and other conditions that may be beyond the Corporation's control.

    In May 1993, the Financial Accounting Standards Board issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This Statement, which was amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral. The Corporation adopted the Statement effective January 1, 1995, without material effect on consolidated financial condition or results of operations.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    7. Allowance for Loan Losses (continued)

    Under SFAS No. 114, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in impaired nonresidential loans, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

    It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At December 31, 1995, the Corporation had no loans that would be defined as impaired under SFAS No. 114.

    8. Real Estate Acquired Through Foreclosure

    Real estate acquired through foreclosure is carried at the lower of cost (principal balance of the former mortgage loan plus costs of obtaining title and possession), or fair value less estimated selling expense at date of acquisition. Any excess of cost over fair value is charged to the allowance for loan losses at acquisition. Costs relating to the development and improvement of property are capitalized up to the fair value of the property, whereas those relating to holding the property are charged to expense.

    9. Premises and Equipment

    Depreciation of premises and equipment is computed using the straight-line method over estimated useful lives of 10 to 50 years for buildings and improvements and 3 to 25 years for furniture, fixtures and equipment.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10. Federal Income Taxes

    The Corporation accounts for Federal income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset (benefit) is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax benefits are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax benefits to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    11. Earnings Per Share and Dividends Per Share

    Earnings per share is calculated based on the weighted average number of common and common equivalent shares (which includes those stock options that are dilutive) outstanding during the respective periods, adjusted to reflect a 5% stock dividend effected during the years ended December 31, 1995 and 1994, and a 2-for-1 stock split effected in the form of a 100% stock dividend in 1993. Dividends per share for the years ended December 31, 1995, 1994 and 1993, have also been adjusted to reflect the effect of such stock dividends and stock split.

    12. Fair Value of Financial Instruments

    Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12. Fair Value of Financial Instruments (continued)

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                   Cash and Due from Banks: The carrying amount reported in the consolidated statement of financial condition for cash and due from banks is deemed to approximate fair value.

                   Interest-bearing Deposits in Other Financial Institutions:
                   For short-term interest-bearing deposits in other financial institutions, the carrying amount reported in the consolidated statement of financial condition is deemed to approximate fair value. For other interest-bearing deposits in other financial institutions, fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for such deposits with similar remaining maturities.

                   Investment Securities and Mortgage-backed Securities: Fair values for investment securities and mortgage-backed securities are based on quoted market prices and dealer quotes.

                   Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential real estate, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

                   Federal Home Loan Bank stock: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

                   Accrued Interest Receivable and Accrued Interest Payable: The carrying amount as reported in the consolidated statement of financial condition is deemed a reasonable estimate of fair value.

                   Deposits: The fair values of deposits with no stated maturity, such as money market demand deposits, savings and NOW accounts, are deemed equal to the amount payable on demand as of December 31, 1995 and 1994. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12. Fair Value of Financial Instruments (continued)

                   Advances from Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

                   Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows:

                                                                       DECEMBER 31,
                                                          1995                            1994
                                               CARRYING           FAIR          CARRYING           FAIR
                                                  VALUE          VALUE             VALUE          VALUE
                                                                      (In thousands)
    Financial assets
      Cash and due from banks                 $  11,325      $  11,325        $    8,220     $    8,220
      Interest-bearing deposits                   4,003          4,003             8,486          8,486
      Investment securities                      22,414         22,254            30,311         28,881
      Mortgage-backed securities                  5,987          6,030             6,916          6,614
      Loans receivable                          292,751        291,671           261,459        255,662
      Federal Home Loan Bank stock                2,832          2,832             2,262          2,262
                                              ---------      ---------         ---------      ---------

           Total financial assets              $339,312       $338,115          $317,654       $310,125
                                                =======        =======           =======        =======

    Financial liabilities
      Deposits                                 $286,574       $300,632          $266,861       $265,592
      Advances from the Federal
        Home Loan Bank                           26,078         26,139            26,511         26,866
                                               --------       --------          --------       --------

           Total financial liabilities         $312,652       $326,771          $293,372       $292,458
                                                =======        =======           =======        =======

    13. Cash and Cash Equivalents

    Cash and cash equivalents consist of cash and amounts due from depository institutions and short-term interest-bearing time deposits in other financial institutions with original maturities of three months or less.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14. Advertising

    Advertising costs are expensed when incurred.

    15. Reclassification

    Certain prior year amounts have been reclassified to conform to the 1995 consolidated financial statement presentation.

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at December 31, 1995 and 1994 are as follows:

                                                                          DECEMBER 31, 1995
                                                                           GROSS          GROSS      ESTIMATED
                                                       AMORTIZED      UNREALIZED     UNREALIZED           FAIR
                                                            COST           GAINS         LOSSES          VALUE
                                                                           (In thousands)
    HELD TO MATURITY:
      U.S. Government agency obligations                 $19,147             $17           $184        $18,980
      Municipal bonds                                        136               7            -              143
                                                          ------              --            ---         ------
         Total investment securities
           held to maturity                               19,283              24            184         19,123
    AVAILABLE FOR SALE:
      U.S. Government agency obligations                   2,999              46            -            3,045
      Corporate equity securities                             82               4            -               86
                                                          ------              --            ---         ------
         Total investments available
           for sale                                        3,081              50            -            3,131
                                                          ------              --            ---         ------

         Total investment securities                     $22,364             $74           $184        $22,254
                                                          ======              ==            ===         ======

                                                                          DECEMBER 31, 1994
                                                                           GROSS          GROSS      ESTIMATED
                                                       AMORTIZED      UNREALIZED     UNREALIZED           FAIR
                                                            COST           GAINS         LOSSES          VALUE
                                                                           (In thousands)
    HELD TO MATURITY:
      U.S. Government agency obligations                 $27,185            $  1         $1,434        $25,752
      Municipal bonds                                        148               5              2            151
                                                          ------             ---          -----         ------
         Total investment securities
           held to maturity                               27,333               6          1,436         25,903
    AVAILABLE FOR SALE:
      U.S. Government agency obligations                   2,998               5             25          2,978
                                                          ------             ---          -----         ------

         Total investment securities                     $30,331             $11         $1,461        $28,881
                                                          ======              ==          =====         ======

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES
                 (continued)

    The amortized cost, gross unrealized gains and losses, and estimated fair values of mortgage-backed securities at December 31, 1995 and 1994, are as follows:

                                                                          DECEMBER 31, 1995
                                                                           GROSS          GROSS      ESTIMATED
                                                       AMORTIZED      UNREALIZED     UNREALIZED           FAIR
                                                            COST           GAINS         LOSSES          VALUE
                                                                           (In thousands)
    HELD TO MATURITY:
      FNMA                                                $3,218             $33         $    3         $3,248
      FHLMC                                                1,784              21              8          1,797
                                                           -----              --          -----          -----
         Total mortgage-backed securities
           held to maturity                                5,002              54             11          5,045
    AVAILABLE FOR SALE:
      FHLMC                                                  968              17          -                985
                                                           -----              --          -----          -----

    Total mortgage-backed securities                      $5,970             $71          $  11         $6,030
                                                           =====              ==           ====          =====


                                                                          DECEMBER 31, 1994
                                                                           GROSS          GROSS      ESTIMATED
                                                       AMORTIZED      UNREALIZED     UNREALIZED           FAIR
                                                            COST           GAINS         LOSSES          VALUE
                                                                           (In thousands)
    HELD TO MATURITY:
      FNMA                                                $3,378          $-               $195         $3,183
      FHLMC                                                2,074           -                107          1,967
                                                           -----           -----            ---          -----
         Total mortgage-backed securities
           held to maturity                                5,452           -                302          5,150
    AVAILABLE FOR SALE:
      FHLMC                                                1,487              13             36          1,464
                                                           -----            ----           ----          -----

    Total mortgage-backed securities                      $6,939           $  13           $338         $6,614
                                                           =====            ====            ===          =====

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES
                 (continued)

    The amortized cost and estimated fair value of investment and mortgage-backed securities at December 31, 1995 and 1994 (including securities designated as available for sale) by contractual term to maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                 DECEMBER 31,
                                                                       1995                       1994
                                                                         ESTIMATED                   ESTIMATED
                                                            AMORTIZED         FAIR      AMORTIZED         FAIR
                                                                 COST        VALUE           COST        VALUE
                                                                                  (In thousands)
    Due in one year or less                                  $  6,019     $  6,030       $  3,582     $  3,432
    Due after one year through five years                      15,217       15,084         23,682       22,645
    Due after five years through ten years                      1,046        1,054          3,067        2,804
                                                              -------      -------        -------      -------
         Total investment securities                           22,282       22,168         30,331       28,881
    Corporate equity securities                                    82           86          -            -
    Mortgage-backed securities - not
      due at a single maturity date                             5,970        6,030          6,939        6,614
                                                              -------      -------        -------      -------

         Total                                                $28,334      $28,284        $37,270      $35,495
                                                               ======       ======         ======       ======

    During the year ended December 31, 1993, investment securities were sold at amortized cost resulting in cash proceeds of $1.0 million. There were no sales of investment securities during the years ended December 31, 1995 and 1994.

    There were no sales of mortgage-backed securities during the years ended December 31, 1995, 1994 and 1993.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE C - LOANS RECEIVABLE

    Loans receivable at December 31 consist of the following:

                                                                                      1995                1994
                                                                                           (In thousands)
    Conventional real estate loans:
      Existing residential properties                                             $244,422            $212,886
      Nonresidential real estate                                                    11,486              14,845
      Construction                                                                  19,944              21,947
      Developed building lots                                                          965               1,147
    Education loans                                                                  2,728               2,799
    Consumer and other loans                                                        22,589              18,659
                                                                                   -------             -------
                  Total                                                            302,134             272,283
    Less:
      Undisbursed loans in process                                                   8,717               9,483
      Deferred loan origination fees and other
        unearned income - net                                                        1,152                 866
      Allowance for loan losses                                                      1,032                 943
                                                                                   -------             -------
                  Total loans receivable - net                                    $291,233            $260,991
                                                                                   =======             =======

    As depicted above, the Corporation's lending efforts have historically focused on loans secured by existing residential properties, which comprise approximately $244.4 million, or 84%, of the total loan portfolio at December 31, 1995 and approximately $212.9 million, or 82%, of the total loan portfolio at December 31, 1994. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Corporation with adequate collateral coverage in the event of default. Nevertheless, the Corporation, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending areas of Ohio and northern
    West Virginia, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Corporation's primary lending areas are presently stable.

    In May 1995, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires that the Corporation recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained is required to allocate some of the cost of the loans to the mortgage servicing rights.

    SFAS No. 122 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE C - LOANS RECEIVABLE (continued)

    SFAS No. 122 was effective for years beginning after December 15, 1995, (January 1, 1996, as to the Corporation) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application was prohibited, and earlier adoption is encouraged. Management elected early adoption of SFAS No. 122 in the current year, which resulted in the recognition of $655,000 in pre-tax gains on sales of loans during the year ended December 31, 1995.

    The mortgage servicing rights recorded by the Banks', calculated in accordance with the provisions of SFAS No. 122, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

    At December 31, 1995 and 1994, the Banks were servicing approximately $242.9 million and $240.5 million, respectively, of mortgage loans that have been sold to the Federal Home Loan Mortgage Corporation and other investors.

    Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                                                1995         1994         1993
                                                                                       (In thousands)
    Balance at beginning of year                                             $   943       $1,028      $   889
    Provision for losses                                                         143           97          310
    Charge-offs, net of immaterial recoveries                                    (54)        (182)        (171)
                                                                             -------       ------        -----
    Balance at end of year                                                    $1,032      $   943       $1,028
                                                                               =====       ======        =====

    Nonaccrual and nonperforming loans totaled approximately $1.1 million, $1.2 million and $2.0 million at December 31, 1995, 1994 and 1993, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $24,000, $57,000 and $64,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

    The Banks, in the ordinary course of business, have granted loans to certain of their directors, executive officers, and their associates. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans (excluding loans to any such individual which in the aggregate did not exceed $60,000) was less than 5% of stockholders' equity at December 31, 1995 and 1994.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE C - LOANS RECEIVABLE (continued)

    At December 31, 1995 and 1994, the Banks had outstanding commitments to originate or purchase fixed rate loans of approximately $2.7 million and $502,000, respectively, and adjustable rate loans of approximately $4.0 million and $3.5 million, respectively. In the opinion of management, such commitments were at market rates on those dates and commitments were, or will be, discharged from existing excess liquidity.

NOTE D - PREMISES AND EQUIPMENT

    Premises and equipment at December 31 is summarized as follows:

                                                             1995             1994
                                                                  (In thousands)
    Land                                                  $   919          $   791
    Buildings and improvements                              4,095            4,005
    Furniture, fixtures and equipment                       2,662            2,358
                                                            -----            -----
                                                            7,676            7,154
    Less accumulated depreciation and amortization         (3,523)          (3,073)
                                                            -----            -----

         Premises and Equipment, net                       $4,153           $4,081
                                                            =====           ======

NOTE E - DEPOSITS

    Deposit balances (including accrued interest payable) by weighted-average interest rate at December 31, 1995 and 1994, are summarized by savings type as follows:

                                                                 1995                        1994
                                                             AMOUNT     RATE           AMOUNT     RATE
                                                                          (In thousands)
    NOW accounts                                           $ 44,591     2.30%        $ 41,658     2.22%
    Money market demand accounts                             15,047     3.29           20,756     2.98
    Passbook and statement savings accounts                  50,498     3.01           57,981     3.00
                                                            -------     ----          -------     ----
         Total withdrawable accounts                        110,136     2.76          120,395     2.73
                                                            -------     ----          -------     ----
    Money market certificates:
      Seven days to one year                                 19,332     4.73           19,994     3.95
      One to two year                                        54,336     5.99           41,228     5.28
      Two to eight year                                      70,198     6.13           67,621     5.68
    Negotiated rate certificates                             21,446     5.63            7,489     5.24
    Individual retirement accounts                           11,126     6.23           10,134     4.69
                                                            -------     ----          -------     ----
         Total certificate accounts                         176,438     5.88          146,466     5.24
                                                            -------     ----          -------     ----

    Total deposits                                         $286,574     4.68%        $266,861     4.10%
                                                            =======     ====          =======     ====

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE E - DEPOSITS (continued)

    Interest expense on deposits is summarized as follows for the years ended December 31:

                                                1995         1994         1993
                                                          (In thousands)
    Certificate accounts                    $  9,592       $6,173       $6,326
    NOW accounts and money
      market demand accounts                   1,450        1,447        1,520
    Passbook and statement savings
      accounts                                 1,436        1,877        1,879
                                             -------        -----        -----

         Total interest expense on deposits  $12,478       $9,497       $9,725
                                              ======        =====        =====

    The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

                                                         1995                  1994
    YEAR ENDING DECEMBER 31:                                   (In thousands)
         1995                                        $    -                $ 71,357
         1996                                         105,593                46,664
         1997                                          48,826                11,513
         1998                                          14,479                11,928
         1999                                           3,713                 3,594
         After 1999                                     3,827                 1,410
                                                      -------               -------

    Total certificate of deposit accounts            $176,438              $146,466
                                                      =======               =======

    At December 31, 1995 and 1994, public savings deposits were collateralized by investment securities and interest-bearing deposits in other banks totaling $20.0 million and $12.2 million, respectively.

NOTE F - ADVANCES FROM FEDERAL HOME LOAN BANK

    At December 31, 1995 and 1994, Federal Home Loan Bank advances consisted of short-term cash management borrowings which matured within one year and 30 days of the respective dates. At such respective dates, the advances carried weighted-average interest rates of 6.31% and 7.00%, and were collateralized by certain first mortgage loans totaling $39.1 million and $39.8 million, as well as Federal Home Loan Bank stock of the respective Bank subsidiaries which are parties to the borrowings.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE G - FEDERAL INCOME TAXES

    The Corporation and its subsidiaries file a consolidated Federal income tax return. The Banks are permitted under the Internal Revenue Code to deduct from otherwise taxable income either actual bad debts under the tax experience method, or an annual addition to a reserve for bad debts based upon a percentage of taxable income subject to certain limitations. The bad debt deduction allowable under the percentage of taxable income method equals 8% of taxable income determined without regard to that deduction and with certain adjustments. The bad debt deductions allowable under the tax methods differ from the allowance method used for financial accounting purposes. Bad debt deductions under the percentage of taxable income method are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Corporation does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided on additions made to the reserve prior to January 1, 1987. Retained earnings at December 31, 1995 includes approximately $3.6 million representing such bad debt deductions for which no deferred income taxes have been provided.

    The components of the Corporation's net deferred tax liability as of December 31, 1995 and 1994 are summarized as follows:

                                                                       1995                          1994
                                                            TEMPORARY        TAX          TEMPORARY        TAX
                                                           DIFFERENCE     AT 34%         DIFFERENCE     AT 34%

    Deferred tax liabilities:
      Deferred loan origination fees                         $   (639)  $   (217)           $(1,160)   $  (394)
      FHLB stock dividends                                       (952)      (324)              (775)      (264)
      Percentage of earnings bad debt deduction                (1,750)      (595)            (1,250)      (425)
      Retirement expense                                         (156)       (53)              (144)       (49)
      Mortgage servicing rights                                  (655)      (223)               -          -
      Other liabilities                                          (285)       (97)              (232)       (79)
                                                              -------   --------             ------    -------
         Total deferred tax liabilities                        (4,437)    (1,509)            (3,561)    (1,211)

    Deferred tax assets:
      General loan loss allowance                                 949        323                833        283
      Other assets                                                 88         30                 56         19
                                                             --------   --------            -------    -------
         Total deferred tax assets                              1,037        353                889        302
                                                               ------    -------             ------     ------

         Net deferred tax liability                           $(3,400)   $(1,156)           $(2,672)   $  (909)
                                                               ======     ======             ======     ======

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993


NOTE G - FEDERAL INCOME TAXES (continued)

    A reconciliation of the effective tax rate for the years ended December 31, 1995, 1994 and 1993, respectively, and the federal statutory rate in each of these years of 34%, computed by applying the statutory federal corporate tax rate to income before taxes, are summarized as follows:

                                                       DECEMBER 31,
                                                 1995      1994      1993
                                                      (In thousands)

    Expected federal tax at statutory rate      $1,890    $1,310    $1,724
    Other                                           20         1        23
                                                ------    ------    ------
    Tax provision per consolidated financial
      statements                                $1,910    $1,311    $1,747
                                                ======    ======    ======


NOTE H - REGULATORY CAPITAL REQUIREMENTS

    On July 1, 1994, Marietta and Cambridge changed corporate charters to state savings banks. As a result, effective July 1, Cambridge and Marietta became subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (FDIC).

    The Federal Deposit Insurance Corporation (FDIC) has adopted risk-based capital ratio guidelines to which Cambridge Savings Bank and Marietta Savings Bank are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk- based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

    These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Savings banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Savings banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993


NOTE H - REGULATORY CAPITAL REQUIREMENTS (continued)

    In addition, the FDIC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for savings banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other savings banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

    As of December 31, 1995, Cambridge and Marietta's regulatory capital exceeded all minimum capital requirements as shown in the following table:

    CAMBRIDGE                                                   REGULATORY CAPITAL
                                                               TIER 1                        TOTAL
                                      TIER 1                CAPITAL TO                  CAPITAL TO
                                    LEVERAGE     PERCENT    RISK-BASED     PERCENT      RISK-BASED    PERCENT
                                                                   (In thousands)
    Capital under generally
      accepted accounting
      principles                    $12,491                   $12,491                    $12,491
    Additional capital items
      General valuation
      allowances - limited             --                        --                          330
                                    -------                   -------                    -------
    Regulatory capital
      computed                       12,491        8.0         12,491        14.9         12,821        15.3
    Maximum range of
      capital requirement             7,813        5.0          6,724         8.0          6,724         8.0
                                    -------        ---        -------        ----        -------        ----
    Regulatory
      capital - excess              $ 4,678        3.0        $ 5,767         6.9        $ 6,097         7.3
                                    =======        ===        =======        ====        =======        ====


    MARIETTA                                                    REGULATORY CAPITAL
                                                               TIER 1                     TOTAL
                                     TIER 1                CAPITAL TO                CAPITAL TO
                                   LEVERAGE    PERCENT     RISK-BASED    PERCENT     RISK-BASED    PERCENT
                                                                  (In thousands)
    Capital under generally
      accepted accounting
      principles                    $7,911                   $7,911                    $7,911
    Additional capital items
      General valuation
      allowances                      --                       --                         326
                                    ------                   ------                    ------
    Regulatory capital
      computed                       7,911        8.0         7,911        13.6         8,237        14.2
    Maximum range of
      capital requirement            4,956        5.0         4,646         8.0         4,646         8.0
                                    ------        ---        ------        ----        ------        ----
    Regulatory
      capital - excess              $2,955        3.0        $3,265         5.6        $3,591         6.2
                                    ======        ===        ======        ====        ======        ====

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993


NOTE H - REGULATORY CAPITAL REQUIREMENTS (continued)

    First Federal Savings Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (OTS). Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. An additional proposal, which was approved in 1994 and becomes effective for institutions with total assets of more than $300 million in 1996, imposes an addition to the risk- based requirement based on an institution's sensitivity to interest-rate risk. Management anticipates no material change to the Savings Bank's excess regulatory capital position as a result of these changes in the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Corporation multiplies the value of each asset on its statement of financial condition by a defined risk- weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    As of December 31, 1995, the First Federal's regulatory capital exceeded all minimum capital requirements as shown in the following table:

                                                          TANGIBLE              CORE    RISK-BASED
    FIRST FEDERAL                                          CAPITAL           CAPITAL       CAPITAL
                                                                       (In thousands)
    Equity capital under GAAP                              $ 6,677         $ 6,677         $ 6,677
    General loan loss allowance                               --              --               293
                                                           -------         -------         -------
    Bank's regulatory capital                                6,677           6,677           6,970
    Minimum regulatory capital requirement                   1,378           2,756           3,920
                                                           -------         -------         -------
    Bank's regulatory capital in excess of
      minimum requirements                                 $ 5,299         $ 3,921         $ 3,050
                                                           =======         =======         =======
    Bank's regulatory capital as a percent
      of assets                                                7.3%            7.3%           14.2%
                                                           =======         =======         =======

    Asset base used for regulatory capital purposes        $91,880         $91,880         $49,001
                                                           =======         =======         =======

    The Corporation's management believes that, under the current regulatory capital regulations, the Banks will continue to meet their minimum capital requirements in the foreseeable future. However, events beyond the control of the Corporation, such as increased interest rates or a downturn in the economy in areas where the subsidiaries have most of their loans, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993


NOTE H - REGULATORY CAPITAL REQUIREMENTS (continued)

    The deposit accounts of Cambridge Savings, Marietta Savings and First Federal and of other savings associations are insured by the SAIF administered by the FDIC. The reserves of the SAIF are below the level required by law, because a significant portion of the assessments paid into the fund are used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the Bank Insurance Fund (the "BIF") administered by the FDIC, except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in late 1995 and are expected to exceed them by $.23 per $100 in deposits in 1996. This premium disparity could have a negative competitive impact on the Banking Subsidiaries and other institutions with SAIF deposits.

    Congress is considering legislation to recapitalize the SAIF and to eliminate the significant premium disparity. Currently, the recapitalization plan provides for a special assessment of approximately $.85 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. Certain banks holding SAIF deposits would pay a lower special assessment. In addition, the cost of prior thrift failures would be shared by both the SAIF and the BIF. Such cost sharing might increase BIF assessments. SAIF assessments for healthy institutions would be reduced significantly below current levels, but could never be reduced below the level for healthy BIF institutions.

    A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1998. However, legislative proposals contemplate an elimination of the federal thrift charter and of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. Cambridge Savings and Marietta Savings are state savings banks, which are not considered thrifts for these purposes. However, First Federal is a thrift and would have to convert to a different charter and would become subject to federal regulations as a bank. Such regulation would subject First Federal to the more restrictive activity limits imposed on national banks. If First Federal is required to convert to a bank charter, it would have to recapture approximately $2.7 million of its bad debt reserve, unless Congress amends these recapture provisions. A proposal is currently under consideration that would eliminate the special thrift method of tax accounting for bad debt reserves, which the Banking Subsidiaries have relied on, effective in 1996. In addition, if required to become a bank holding company, Camco would become subject to more restrictive activity limits and to capital requirements similar to those imposed on First Federal.

    The Banking Subsidiaries had $277.3 million in deposits at March 31, 1995. If the special assessments is $.85 per $100 in deposits, the Banking Subsidiaries will pay an aggregate additional assessment of $2.4 million. This assessment should be tax deductible, but it will reduce earnings and capital for the quarter in which it is recorded. It is expected that quarterly SAIF assessments would be reduced significantly after such special assessment is paid.

    No assurances can be given that the SAIF recapitalization plan will be enacted into law or in what form it may be enacted. In addition, Camco can give no assurances that the disparity between BIF and SAIF assessments will be eliminated and cannot be certain of the impact of the SAIF recapitalization and related proposals until the appropriate legislation has been enacted.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993

NOTE I - PENSION PLAN

    The Corporation has a non-contributory insured defined benefit pension plan (the Plan) covering all eligible employees. The Plan's benefit formula is the projected unit credit formula which encompasses future salary levels and participants' years of service.

    Net pension costs includes the following components for the years ended December 31:

                                                          1995          1994          1993
                                                                   (In thousands)

    Service cost - benefits earned during year           $ 185         $ 180         $ 139
    Interest cost on projected benefit obligation          158           155           123
    (Gain)loss on plan assets                             (139)          (53)            9
    Net amortization, deferral and other                    65            27            62
                                                         -----         -----         -----

    Net pension cost                                     $ 269         $ 309         $ 333
                                                         =====         =====         =====

    The following table sets forth the Plan's funded status and amounts recognized in the consolidated statement of financial condition at December 31:

                                                                   1995             1994
                                                                       (In thousands)
    Actuarial present value of benefit obligation:
      Vested benefit obligation                                   $ 1,819         $ 1,431
                                                                  =======         =======
      Accumulated benefit obligation                              $ 1,955         $ 1,526
                                                                  =======         =======
    Plan assets at fair value                                     $ 1,918         $ 1,527
    Actuarial present value of projected benefit
      obligation for services rendered to date                      3,033           2,425
                                                                  -------         -------
    Plan assets less than projected benefit obligation             (1,115)           (898)
    Unrecognized net loss                                           1,168             913
    Unrecognized transition liability, net of amortization              2               2
    Other                                                             116             136
                                                                  -------         -------
    Prepaid pension cost (included in prepaid expenses
      and other assets)                                           $   171         $   153
                                                                  =======         =======

    Assumptions for the plan valuations include:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                             1995         1994         1993

    Weighted average discount rate                           6.00%        6.50%        6.75%
    Annual rate of increase in compensation levels           4.50%        4.50%        5.00%
    Expected long-term rate of return on assets              8.00%        7.00%        5.50%

    The unrecognized transition liability is being amortized straight-line as a component of pension cost over a 20 year period.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993


NOTE I - PENSION PLAN (continued)

    Plan assets at December 31, 1995 and 1994 were invested in certificates of deposit at the Banks, money market funds, stock and bond mutual funds and in 10,923 and 10,404 shares of the Corporation's common stock at the respective dates.

    The Corporation also has a 401(k) Salary Savings Plan covering substantially all employees. Total expense under this plan was $62,000, $63,000 and $51,000 for the years ended December 31, 1995, 1994 and 1993, respectively.


NOTE J - STOCK OPTION PLANS

    Stockholders of the Corporation have approved three stock option plans. Under the 1972 Plan, 161,416 common shares were reserved for issuance to officers, directors, and key employees of the Corporation and its subsidiaries. The 1982 Plan reserved 66,702 common shares for issuance to employees of the Corporation and its subsidiaries. The foregoing number of shares under option have been adjusted to reflect the 5% stock dividends effected during the years ended December 31, 1995 and 1994, and the stock split effected in the form of a 100% stock dividend in 1993. At December 31, 1995, all of the stock options had been granted and were subject to exercise at the discretion of the grantees through 2002.

    Under the 1995 Plan, 93,000 shares were reserved for issuance. As of December 31, 1995, options to purchase 70,000 shares were awarded to officers, directors, and key employees at the common stock's fair value on the grant date, subject to stockholder approval in May 1996.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993


NOTE J - STOCK OPTION PLANS (continued)

    The following summarizes stock option transactions for the 1972 and 1982
Plans:

                                                                       1972 PLAN
                                                                          OPTION
                                                        NUMBER             PRICE
                                                     OF SHARES         PER SHARE              TOTAL

    Outstanding at December 31, 1992 and 1993           2,668         $1.58-$5.72           $ 12,629

    Effect of 5% stock dividend in 1994                   133              --                   --
                                                     --------         -----------           --------

    Outstanding at December 31, 1994                    2,801         $1.50-$5.44             12,629
    Exercised                                          (1,382)        $3.55 (avg.)            (4,911)
    Effect of 5% stock dividend in 1995                    71              --                   --
                                                     --------         -----------           --------

    Outstanding at December 31, 1995                    1,490                  $5.18          $7,718
                                                     ========                  =====          ======

                                                                        1982 PLAN
                                                                           OPTION
                                                         NUMBER             PRICE
                                                      OF SHARES         PER SHARE             TOTAL

    Outstanding at December 31, 1992                    8,894             $5.72             $ 50,820
    Exercised                                          (2,688)            $5.72              (15,375)
                                                     --------             -----             --------

    Outstanding at December 31, 1993                    6,206             $5.72               35,445

    Exercised                                          (1,361)            $5.44               (7,685)

    Effect of 5% stock dividend in 1994                   259              --                   --
                                                     --------             -----             --------

    Outstanding at December 31, 1994                    5,104             $5.44               27,760
    Exercised                                          (1,058)            $5.44               (5,755)
    Effect of 5% stock dividend in 1995                   202              --                   --
                                                     --------             -----             --------

    Outstanding at December 31, 1995                    4,248             $5.18             $ 22,005
                                                     ========             =====             ========

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993


NOTE K - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL
                    INFORMATION

     The following condensed financial statements summarize the financial position of Camco Financial Corporation as of December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the years ended December 31, 1995, 1994 and 1993:

                           CAMCO FINANCIAL CORPORATION

                        STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                                 (In thousands)

                                                                   1995            1994
    ASSETS

    Cash in subsidiary Banks                                   $    685        $    467
    Investment securities available for sale                         86            --
    Investment in Bank subsidiaries utilizing
      the equity method                                          27,079          21,731
    Investment in title agency subsidiary                           232             160
    Notes receivable from Bank subsidiary                          --             3,000
    Other                                                            46              46
                                                               --------        --------

             Total assets                                      $ 28,128        $ 25,404
                                                               ========        ========

    LIABILITIES AND STOCKHOLDERS' EQUITY

    Accounts payable and other accrued liabilities             $    110        $    112
    Dividends payable                                               207             296
    Current federal income taxes payable                            118             255
                                                               --------        --------
             Total liabilities                                      435             663

    Stockholders' equity
      Common stock                                                1,971           1,875
      Additional paid-in capital                                  5,735           4,416
      Retained earnings - substantially restricted               19,936          18,466
      Unrealized gain (loss) on investment securities
        designated as available for sale, net of
        related tax effects                                          51             (16)
                                                               --------        --------
             Total stockholders' equity                          27,693          24,741
                                                               --------        --------

             Total liabilities and stockholders' equity        $ 28,128        $ 25,404
                                                               ========        ========

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993


NOTE K - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL
                    INFORMATION (continued)

                           CAMCO FINANCIAL CORPORATION

                             STATEMENTS OF EARNINGS

                             Year ended December 31,
                                 (In thousands)

                                                   1995            1994            1993

    Income:
      Dividends from Bank subsidiaries          $ 1,123         $   870         $   991
      Interest and other income                     140             203              10
      Equity in undistributed net income
        of the Bank subsidiaries                  2,781           1,845           2,556
      Equity in undistributed net income
        of title agency subsidiary                   72               8              65
                                                -------         -------         -------
             Total income                         4,116           2,926           3,622
    General, administrative and other
      expense                                       607             496             398
                                                -------         -------         -------
    Earnings before federal income tax
      credits                                     3,511           2,430           3,224
    Federal income tax credits                     (137)           (112)           (100)
                                                -------         -------         -------

    Net earnings                                $ 3,648         $ 2,542         $ 3,324
                                                =======         =======         =======

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993


NOTE K - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL
                    INFORMATION (continued)

                           CAMCO FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                             Year ended December 31,
                                 (In thousands)

                                                                        1995         1994         1993

    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                      $ 3,648      $ 2,542      $ 3,324
      Adjustments to reconcile net income to net
      cash flows from operating activities:
        Undistributed net income of the Bank
          subsidiaries                                                (2,781)      (1,845)      (2,556)
        Undistributed net income of title
          agency subsidiary                                              (72)          (8)         (65)
        Decrease (increase) in other assets                              (61)         (16)           5
        Increase (decrease) in accounts payable
          and other liabilities                                           (2)         (72)          20
        Increase (decrease) in federal income taxes payable             (136)          35         --
                                                                     -------      -------      -------
             Net cash provided by operating activities                   596          636          728
                                                                     -------      -------      -------

    Cash flows used in investing activities:
      Issuance of note receivable to Bank subsidiary                    --         (3,000)        --
      Repayment of note receivable from Bank subsidiary                3,000         --           --
      Contribution of capital to Bank subsidiaries                    (2,500)        --           --
      Purchase of investment securities                                  (29)        --           --
                                                                     -------      -------      -------
             Net cash provided by (used in) investing activities         471       (3,000)        --

    Cash flows provided by (used in) financing activities:
      Common stock options exercised                                      10            8           15
      Dividends paid                                                    (859)        (580)        (399)
      Proceeds from offering of common stock                            --          2,961         --
                                                                     -------      -------      -------
             Net cash provided by (used in) financing activities        (849)       2,389         (384)
                                                                     -------      -------      -------

    Net increase in cash and cash equivalents                            218           25          344

    Cash and cash equivalents - beginning of year                        467          442           98
                                                                     -------      -------      -------

    Cash and cash equivalents - end of year                          $   685      $   467      $   442
                                                                     =======      =======      =======

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993


NOTE K - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL
                    INFORMATION (continued)

    During 1994, the Corporation undertook an offering of common stock which was completed on December 28, 1994. The Corporation issued 231,000 shares of common stock in the offering at $14.50 per share. After giving effect to offering expenses of $379,000, the Corporation recognized a $3.0 million increase in stockholders' equity.


NOTE L - SEGMENT INFORMATION

    The following table sets forth the Corporation's revenues, income before income taxes, and assets for each of its business segments for the years ended December 31, 1995, 1994 and 1993. For purposes of the table, "revenue" represents the sum of total interest income and total other income:

                                                    YEAR ENDED
                                                    DECEMBER 31,
                                           1995           1994          1993
                                                   (In thousands)
    Revenue:
      Banking                         $  26,827      $  20,429      $  19,876
      Mortgage banking                    2,808          2,703          3,575
                                      ---------      ---------      ---------
         Total business segments         29,635         23,132         23,451
      Intersegment eliminations            (902)          (795)          (849)
                                      ---------      ---------      ---------

         Total                        $  28,733      $  22,337      $  22,602
                                      =========      =========      =========

    Earnings before income taxes:
      Banking                         $   4,092      $   2,934      $   3,675
      Mortgage banking                    1,698          1,099          1,825
                                      ---------      ---------      ---------
         Total business segments          5,790          4,033          5,500
      Intersegment eliminations            (232)          (180)          (429)
                                      ---------      ---------      ---------

         Total                        $   5,558      $   3,853      $   5,071
                                      =========      =========      =========

    Assets-year-end:
      Banking                         $ 344,177      $ 323,355      $ 269,867
      Mortgage banking                    3,096          1,817          7,752
                                      ---------      ---------      ---------
         Total business segments        347,273        325,172        277,619
      Intersegment eliminations            (804)          (545)          (521)
                                      ---------      ---------      ---------

         Total                        $ 346,469      $ 324,627      $ 277,098
                                      =========      =========      =========

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1995, 1994 and 1993


NOTE M - PENDING BUSINESS COMBINATION

    On March 26, 1996, Camco Financial entered into a definitive merger agreement (the agreement) with First Ashland Financial Corporation (First Ashland). Pursuant to the agreement, Camco Financial has agreed to acquire First Ashland for cash and common shares with an approximate fair value totaling $28 million. Following the acquisition, First Ashland's banking subsidiary, First Federal Bank for Savings, will continue operations as a stand alone subsidiary of Camco Financial. At December 31, 1995, First Ashland reported assets of approximately $90 million and stockholders' equity of approximately $24 million.

                       FIRST ASHLAND FINANCIAL CORPORATION
                                Ashland, Kentucky

                        CONSOLIDATED FINANCIAL STATEMENTS




                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Statements of Financial Condition at March 31, 1996
(unaudited) and September 30, 1995............................................................................F-44

Consolidated Statement of Operation for the six month periods ended
March 31, 1996 and 1995  (unaudited)..........................................................................F-45

Consolidated Statements of Changes in Stockholders' Equity for the six month period ended March 31, 1996 and the year ended September 30, 1995.............................................F-46

Consolidated Statements of Cash Flows for the six month periods ended
March 31, 1996 and 1995  (unaudited)..........................................................................F-47

Notes to Consolidated Financial Statements for the six month periods ended
March 31, 1996 and 1995.......................................................................................F-48

Independent Auditors' Report..................................................................................F-51

Consolidated Statements of Financial Condition as of
September 30, 1995 and 1994...................................................................................F-52

Consolidated Statements of Operations for the years
ended September 30, 1995, 1994 and 1993.......................................................................F-53

Consolidated Statements of Changes in Stockholders' Equity for
the years ended September 30, 1995, 1994 and 1993.............................................................F-54

Consolidated Statements of Cash Flows for
the years ended September 30, 1995, 1994 and 1993.............................................................F-55

Notes to Consolidated Financial Statements....................................................................F-56


FIRST ASHLAND FINANCIAL CORPORATION & SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                     March 31,      September 30,
                                                                       1996             1995
                                                                     ---------      -------------
                                                                   (Unaudited)       (Audited)
                                                                           (In thousands)
ASSETS

  Cash and amounts due from depository institutions                  $  2,712         $  2,049
  Certificates of deposit in other financial institutions                 197              197
  Investment securities - held to maturity                              5,768           13,008
  Investment securities - available for sale                            5,207            1,487
  Mortgage-backed securities - held to maturity                         7,242            7,652
  Loans receivable - net                                               62,536           61,641
  Real estate acquired in settlement of loans - net                       186               46
  Federal Home Loan Bank Stock                                            662              640
  Accrued interest receivable                                             676              651
  Office properties and equipment - net                                 1,369            1,414
  Other assets                                                            305              103
                                                                     --------         --------

    Total assets                                                     $ 86,860         $ 88,888
                                                                     ========         ========

    LIABILITIES AND STOCKHOLDERS EQUITY

  Deposits                                                           $ 60,646         $ 59,915
  Advances from Federal Home Loan Bank                                  2,003            5,017
  Advance payments by borrowers for taxes and insurance                    60               88
  Accrued income taxes                                                     10             --
  Deferred income taxes                                                    47               52
  Accrued interest on deposits                                             63               73
  Accounts payable and accrued expenses                                   378              243
  Other liabilities                                                        22               16
                                                                     --------         --------

    Total liabilities                                                  63,229           65,404
                                                                     --------         --------

  Capital stock                                                            15               14
  Paid in capital                                                      14,347           13,539
  Unearned employee stock ownership plan shares                          (938)          (1,016)
  Unearned recognition and retention plan shares                         (709)            --
  Retained earnings, substantially restricted                          10,951           10,963
  Minimum pension liability adjustment                                     (7)            --
  Net unrealized gain (loss) on available for sale securities             (28)             (16)
                                                                     --------         --------

    Total stockholders' equity                                         23,631           23,484
                                                                     --------         --------

      Total liabilities and stockholders' equity                     $ 86,860         $ 88,888
                                                                     ========         ========


See notes to unaudited consolidated financial statements.

FIRST ASHLAND FINANCIAL CORPORATION & SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATION

                                                                     Six months ended March 31,
                                                                   ----------------------------
                                                                      1996              1995
                                                                   ----------        ----------
                                                                    (Unaudited)       (Unaudited)
                                                               (In thousands except per share data)

INTEREST INCOME:
         Loans                                                     $    2,453        $    2,173
  Mortgage backed securities                                              267               287
  Investment securities                                                   375               150
  Other interest earning assets                                            99                53
                                                                   ----------        ----------
      Total interest income                                             3,194             2,663
                                                                   ----------        ----------

INTEREST EXPENSE:
  Interest on deposits                                                  1,548             1,367
  Interest on FHLB advances                                               113               162
                                                                   ----------        ----------
      Total interest expense                                            1,661             1,529
                                                                   ----------        ----------

      NET INTEREST INCOME                                               1,533             1,134

      Provision for loss on loans                                          20                 7
                                                                   ----------        ----------

      NET INTEREST INCOME AFTER PROVISION FOR LOSS ON LOANS             1,513             1,127
                                                                   ----------        ----------

NONINTEREST INCOME:
  Service charge                                                           14                10
  Gain (loss) on sale of securities                                         7                --
  Insurance commissions                                                     6                 6
  Late charges and other fees on loans                                     21                15
  Other                                                                     1                 3
                                                                   ----------        ----------
      Total noninterest income                                             49                34
                                                                   ----------        ----------

NONINTEREST EXPENSE:
  Compensation and benefits                                               503               389
  Occupancy and equipment                                                  78                77
  Deposit insurance premiums                                               82                81
  Loss (gain) on foreclosed real estate                                     5               (12)
  Other general and administrative expenses                               303               206
                                                                   ----------        ----------
      Total noninterest expenses                                          971               741
                                                                   ----------        ----------

      INCOME BEFORE INCOME TAXES                                          591               420
      INCOME TAX EXPENSE                                                  181               142
                                                                   ----------        ----------

NET INCOME                                                         $      410        $      278
                                                                   ==========        ==========


EARNINGS PER SHARE                                                 $      .31        $       --(1)
                                                                   ==========        ==========


WEIGHTED AVERAGE SHARES                                             1,313,868                --(1)
                                                                    =========        ==========          ==


(1)  Not meaningful due to fact that shares were not issued until April 7, 1995.

See notes to unaudited consolidated financial statments.

FIRST ASHLAND FINANCIAL CORPORATION & SUBSIDIARY


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 1995 (AUDITED) AND THE SIX MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

                                                                                        MINIMUM
                                                                                        PENSION
                                                           PAID-IN                    ADJUSTMENT
                                          CAPITAL STOCK   CAPITAL  RETAINED EARNINGS  LIABILITY
                                                               (IN THOUSANDS)
BALANCE AT SEPTEMBER 30, 1994                   $ --      $    --       $ 10,247         $ --

     Net income for the year ended
       September 30, 1995                         --           --            716           --

     Common stock issued in conversion,
       net of cost                                14       13,501             --           --

     Contribution for unearned ESOP
       shares                                     --           --             --           --

     ESOP shares earned                           --           38             --           --

     Net change in unrealized gain (loss)         --           --             --           --
       on securities available for sale

BALANCE AT SEPTEMBER 30, 1995                     14       13,539         10,963           --

     Net income for the six months ended
       March 31, 1996                             --           --            410           --

     Dividends paid                               --           --           (423)          --

     ESOP shares earned                           --           35             --           --

     RRP shares issued                             1          773             --           --

     RRP shares earned                            --           --             --           --

     Effect of recording minimum
        pension liability for directors
        retirement plan in excess
        of unrecognized prior service cost        --           --             --           (7)

     Net change in unrealized gain (loss)
       on securities available for sale           --           --             --           --
                                                ----      -------       --------         ----
BALANCE AT MARCH 31, 1996                       $ 15      $14,347       $ 10,950         $ (7)
                                                ====      =======       ========         ====

                                           UNREALIZED LOSS
                                            ON SECURITIES   COMMON STOCK  COMMON STOCK
                                              AVAILABLE      ACQUIRED BY    ACQUIRED
                                               FOR SALE          ESOP        BY RRP      TOTAL
                                                              (IN THOUSANDS)
BALANCE AT SEPTEMBER 30, 1994                   $(41)        $    --         $  --      $10,206

     Net income for the year ended
       September 30, 1995                         --              --            --          716

     Common stock issued in conversion,
       net of cost                                --              --            --       13,515

     Contribution for unearned ESOP
       shares                                     --          (1,127)           --       (1,127)

     ESOP shares earned                           --             111            --          149

     Net change in unrealized gain (loss)         25              --            --           25
       on securities available for sale

BALANCE AT SEPTEMBER 30, 1995                    (16)         (1,016)           --       23,484

     Net income for the six months ended
       March 31, 1996                             --              --            --          410

     Dividends paid                               --              --            --         (423)

     ESOP shares earned                           --              79            --          114

     RRP shares issued                            --              --

     RRP shares earned                            --              --            65           65

     Effect of recording minimum
        pension liability for directors
        retirement plan in excess
        of unrecognized prior service cost        --              --            --           (7)

     Net change in unrealized gain (loss)
       on securities available for sale          (12)             --            --          (12)
                                                ----         -------         -----      -------
BALANCE AT MARCH 31, 1996                       $(28)        $  (937)        $(709)     $23,631
                                                ====         =======         =====      =======




See notes to unaudited consolidated financial statements.

FIRST ASHLAND FINANCIAL CORPORATION & SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Six months ended March 31,
                                                                                  --------------------------
                                                                                    1996           1995
                                                                                  --------       --------
                                                                                  (Unaudited)  (Unaudited)
                                                                                      (In thousands)
OPERATING ACTIVITIES
  Net income                                                                      $    410       $    278
  Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for loss on loans and other real estate                                 20              7
      Provision for depreciation and amortization                                       45             45
      Amortization (accretion) of investment and mortgage related securities
        premiums (discounts), net                                                       (8)           (13)
      Stock dividends received                                                         (23)           (20)
      Loss (gain) on sale of foreclosed real estate                                      5            (12)
      Gain on sale of securities                                                       (51)            --
      Loss on sale of securities                                                        44             --
      ESOP and RRP shares earned                                                       171             --
      Decrease (increase) in:
        Interest receivable                                                            (25)           (18)
        Prepaid expenses and other assets                                             (202)           710
      Increase (decrease) in:
        Accounts payable and accrued expenses                                          136             28
        Accrued interest payable                                                       (10)            --
        Accrued income taxes                                                            10             18
                                                                                  --------       --------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                                     517          1,028
                                                                                  --------       --------

INVESTING ACTIVITIES
  Investment securities:
      Held to maturity or for investment:
        Proceeds from maturing investment securities                                 1,750             --
      Available for sale:
        Proceeds from sale of investment securities                                  1,786             --
        Purchased                                                                      (19)           (15)
      Mortgage-backed and related securities:
        Principal payments on mortgage-backed securities                               415            325
      Loan:
        Originations and principal payment, net                                     (1,141)        (1,631)
      Proceeds from sale of foreclosed real estate                                     105             65
      Purchased of investment property                                                  --            (52)
      Improvements to real estate owned                                                (16)            --
      Purchase of office properties and equipment                                       --            (11)
                                                                                  --------       --------
         NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                            2,880         (1,319)
                                                                                  --------       --------

FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits, now accounts, passbook
    savings accounts and certificates of deposit                                       730         (2,199)
  Proceeds from FHLB advances                                                           --          1,250
  Federal Home Loan Bank - principal payments on advances                           (3,013)           (13)
  Increase (decrease) in advance payments from borrowers for taxes and
    insurance                                                                          (28)            (6)
  Dividends paid                                                                      (423)            --
  Deposits received for stock subscriptions                                             --         13,487
                                                                                  --------       --------
         NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                           (2,734)         2,519
                                                                                  --------       --------

  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     663         12,228
  Cash and cash equivalents at beginning of period                                   2,049          1,295
                                                                                  --------       --------

         CASH AND CASH EQUIVALENTS AT END OF PERIOD                               $  2,712       $ 13,523
                                                                                  ========       ========

  Cash paid during the period for:
      Interest on deposits and advances                                           $  1,671       $  1,533
      Income taxes                                                                $    156       $    124
  Non-cash investing activities:
      Real estate acquired in settlement of loans                                 $    229       $     --
      Unrealized gain (loss) on securities available for sale                     $    (12)      $      2


See notes to unaudited consolidated financial statements.

                FIRST ASHLAND FINANCIAL CORPORATION & SUBSIDIARY


NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS Six Months Ended March 31, 1996 and 1995 (Unaudited)



1.       BASIS OF PRESENTATION

         The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

         In the opinion of management the unaudited consolidated financial statements of First Ashland Financial Corporation and its subsidiary, included herein reflect all adjustments (consisting only of normal recurring adjustments), necessary to present fairly the consolidated financial condition of First Ashland Financial Corporation as of March 31, 1996, and the consolidated results of operations for all interim periods presented.

         The consolidated results of operations for the six months ended March 31, 1996, are not necessarily indicative of the results which may be expected for the entire fiscal year ending September 30, 1996.


2.       REGULATORY CAPITAL REQUIREMENT

         Pursuant to Financial Institution Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), as implemented by rules promulgated by the Office of Thrift Supervision, savings institutions must meet three separate minimum capital-to-asset requirements. The following table summarizes, as of March 31, 1996, the capital requirements of First Federal Bank for Savings (the "Bank") and its actual capital ratio's. As of March 31, 1996, the Bank exceeded all current regulatory capital standards.

                                        Regulatory Capital Requirement                 Bank Only - Actual Capital
                                       --------------------------------                --------------------------
                                       Amount                   Percent              Amount                 Percent
                                       ------                   -------              ------                 -------
                                                               (Dollar amounts in thousands)
Tangible capital                      $1,220                      1.50%              $16,408                 20.15%
Core capital                           2,441                      3.00                16,408                 20.15
Risk-based capital                     3,234                      8.00                16,517                 40.85

3.       CHANGE IN ACCOUNTING PRINCIPLE

         On October 1, 1994, the Bank adopted SFAS No. 115, "Accounting For Certain Investments in Debt and Equity Securities". The Bank classified all securities, except marketable equity securities, as "held-to-maturity" and as a result, there was no initial effect. Management deems it prudent to review each security purchased on a case by case basis and classifies each security based on management's intent to hold the security to maturity or available for sale to allow for greater flexibility to manage future interest rate risk and liquidity. In accordance with the revised provisions of SFAS No. 115 which were in effect for part of the six month period ended March 31, 1996, the Company and Bank reclassified certain investment securities to be held to maturity to the

                FIRST ASHLAND FINANCIAL CORPORATION & SUBSIDIARY


NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 1996 AND 1995 (UNAUDITED)


         available for sale category. The effect of this reclassification resulted in a net unrealized gain on available for sale securities totaling $83,205 net of deferred income taxes of $42,863. For the six month period ended March 31, 1996, net unrealized losses on available for sale securities totaled $11,543 net of deferred income taxes of $4,822.

         Effective October 1, 1995, the Bank adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." Under SFAS No. 114, loans individually and specifically evaluated for impairment, uncollateralized as well as collateralized, except loans that are measured at fair value or at the lower of cost or fair value, are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, at the loan's observable market price or fair value of the collateral. The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. Groups of similar small balance loans, such as residential and consumer loans, are excluded from the provisions of SFAS No. 114 and 118. The adoption of SFAS No. 114 and 118 did not have any material effect on the Bank's financial position or results of operations.

4.       HOLDING COMPANY

         On April 7, 1995, First Federal Savings and Loan Association of Ashland converted from a federal mutual savings and loan association to a federal stock savings bank with a concurrent name change to First Federal Bank For Savings. First Ashland Financial Corporation (the "Holding Company") acquired all of the outstanding stock of the Bank. At that date, 1,408,750 shares of the Holding Company stock were issued at a price of $10 per share of which 112,700 shares were issued to an Employee Stock Ownership Plan. The net proceeds from the offering after deducting related conversion costs were approximately $12,387,000.

5.       BENEFIT PLANS

         In conjunction with the Bank's conversion, the company formed an ESOP which covers substantially all employees with more than one year of employment and who have attained the age of 21. The ESOP borrowed $1,127,000 from the company and purchased 112,700 common shares, equal to 8% of the total number of shares issued in the conversion. The Bank will make scheduled discretionary contributions to the ESOP sufficient to service the debt. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan on the Bank's books and the related receivable on the company's books has been eliminated in the consolidated statements statement of financial condition. The cost of unearned shares, which is comparable to unearned compensation, is reported as a reduction of stockholders equity. Likewise the calculation of earnings per share (EPS) for the six months ended March 31, 1996, was made using the weighted average shares outstanding of 1,313,868, after the elimination of unearned ESOP shares. As of March 31, 1996 the Bank considered 7,798 shares committed to be released and 93,764 as unearned ESOP shares.

         Total ESOP expense was $106,756 for the six month period ended March 31, 1996, and $0.00 for the same period ended March 31, 1995, under the shares allocated method of calculating ESOP expense.

                FIRST ASHLAND FINANCIAL CORPORATION & SUBSIDIARY


NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 1996 AND 1995 (UNAUDITED)


         Subsequent to the conversion, the Board of Directors approved a Stock Option Plan and a Recognition and Retention Plan (RRP). The plans were approved by the Company's stockholders on October 25, 1995. Under the Stock Option Plan, stock options and stock appreciation rights covering shares representing an aggregate of up to 10% of the common stock sold in the conversion may be granted to directors, officers and employees of the Company or Bank. Restricted stock awards covering up to 4% of the common stock sold in the conversion may be awarded to the Company's or Bank's directors, directors emeritus, advisory directors, executive officers or employees under the RRP. On March 22, 1996, the Company issued 54,289 shares of common stock from authorized but unissued shares to fund the RRP. The market value of the Company's common stock on October 25, 1995, the RRP approval date, was $14.25 per share and was the per share amount used to record the total unearned RRP shares of $773,618. The market value of the Company's common stock on March 22, 1996, was $16.00 per share. The unearned RRP shares represents deferred compensation and is being amortized over the vesting period of five years. Compensation expense charged to operations applicable to the RRP was $64,468 for the six months ended March 31, 1996.

         On October 25, 1995, shareholders approved the implementation of the Company's Stock Option and Incentive Plan. Pursuant to such plan, 129,598 options were granted to directors, advisory directors and officers at a purchase price of $14.25. These options will vest over a five-year period, with the first installment vesting on October 25, 1996.

SMITH, GOOLSBY
ARTIS & REAMS, P.S.C.

                                                     R. MILTON GOOSLBY, C.P.A.
                                                     JOHN W. ARTIS, C.P.A.
                                                     C. ALAN REAMS, C.P.A.
                                                     LARRY J. WITHERS, C.P.A.
                                                     STEPHEN W. KANOUSE, C.P.A.
                                                     DELMAR H. FRALEY, C.P.A.
                                                     RODNEY H. ROBINETTE, C.P.A.

                                                           -------

                                                     G. DALE SWENTZEL, C.P.A.
CERTIFIED PUBLIC ACCOUNTANTS                         STUART T. BLEVINS, C.P.A.
P.O. BOX 551               1330 CARTER AVE.          DAVID K. WHALEY, C.P.A.
ASHLAND, KENTUCKY 41105-0551                         SHARON K. KRETZER, C.P.A.
(606) 329-1171 FAX (616) 325-0590                    THERESA C. LYONS, C.P.A.

Board of Directors
First Ashland Financial Corporation and Subsidiary
Ashland, Kentucky

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated statements of financial condition of First Ashland Financial Corporation and subsidiary as of September 30, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Ashland Financial Corporation and subsidiary as of September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

As discussed in notes to the consolidated financial statements, the Bank changed its method of accounting for income taxes effective October 1, 1993, and debt securities October 1, 1994.

Smith, Goolsby, Artis & Reams, P.S.C.

Ashland, Kentucky
November 8, 1995

               FIRST ASHLAND FINANCIAL CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           SEPTEMBER 30, 1995 AND 1994

ASSETS                                                                    1995               1994
- ------                                                                    ----               ----
  Cash (including interest bearing deposits of $1,410,226
    in 1995 and $981,111 in 1994)                                      $2,048,743         $1,295,106
  Certificates of deposits in other financial institutions                197,000            396,000
  Marketable equity securities, at market, cost $1,469,122                     --          1,427,224
  Investment securities available for sale at estimated
     fair value, cost $1,503,226                                        1,486,638                 --
  Investment securities, held to maturity or for investment, estimated fair value $13,061,205 in 1995 and
     $3,598,119 in 1994                                                13,008,050          3,621,613
  Mortgage-backed and related securities, held to maturity or for investment, estimated fair value $7,718,870 in 1995
    and $7,990,047 in 1994                                              7,652,207          8,247,418
  Loans receivable, net of allowance for loan losses of $87,895
    in 1995 and $137,882 in 1994                                       61,641,321         56,587,270
  Foreclosed real estate                                                   45,916             52,575
  Federal Home Loan Bank stock                                            639,700            599,000
  Accrued interest receivable                                             651,323            393,366
  Office properties and equipment, at cost less accumulated
    depreciation of $910,331 (1995) and $820,499 (1994)                 1,414,382          1,489,845
  Other assets                                                            102,492          1,025,899
                                                                       ----------         ----------

  TOTAL ASSETS                                                        $88,887,772        $75,135,316
                                                                       ==========         ==========

LIABILITIES
  Deposits                                                            $59,915,117        $59,807,835
  Advances from Federal Home Loan Bank                                  5,016,667          4,793,333
  Advance payments by borrowers for taxes and insurance                    88,252             52,293
  Deferred income taxes                                                    51,872             16,260
  Accrued interest on deposits and advances                                72,854             59,419
  Accounts payable and accrued expenses                                   242,526            193,509
  Other liabilities                                                        16,327              7,033
                                                                     -----------      -------------
  TOTAL LIABILITIES                                                    65,403,615         64,929,682
                                                                       ----------         ----------
  Commitments and contingencies

STOCKHOLDERS' EQUITY
  Preferred stock $.01 par value Authorized and unissued -
   100,000 shares                                                              --                 --
  Common stock $.01 par value Authorized - 2,000,000
    shares; issued and outstanding - 1,408,750 shares                      14,088                 --
  Paid-in capital                                                      13,539,134
  Retained earnings - substantially restricted                         10,963,143         10,247,532
  Unearned ESOP shares                                                 (1,015,620)
  Net unrealized loss on securities available for sale                 (   16,588)       (    41,898)
                                                                       ----------        ------------
  TOTAL STOCKHOLDERS' EQUITY                                           23,484,157         10,205,634
                                                                      ----------         ----------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $88,887,772        $75,135,316
                                                                       ==========         ==========

NOTE: The accompanying notes to consolidated financial statements are an integral part of these statements.

               FIRST ASHLAND FINANCIAL CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

                                                               1995                  1994             1993
                                                               ----                  ----             ----
INTEREST INCOME
  Loans                                                     $4,463,803          $4,217,395          $4,272,126
  Mortgage-backed securities                                   568,769             634,335             725,431
  Investment securities                                        628,297             423,629             336,472
  Other interest earning assets                                140,954              56,424              90,317
                                                            ----------        ------------        ------------
       TOTAL INTEREST INCOME                                 5,801,823           5,331,783           5,424,346
       ---------------------                                ----------          ----------          ----------

INTEREST EXPENSE
  Interest on deposits                                       2,915,933           2,572,590           2,795,084
  Interest on FHLB advances                                    305,368             155,263              43,803
                                                            ----------          ----------        ------------
       TOTAL INTEREST EXPENSE                                3,221,301           2,727,853           2,838,887
       ----------------------                               ----------           ---------           ---------

       NET INTEREST INCOME                                   2,580,522           2,603,930           2,585,459
       -------------------
Provision for loss on loans                                          0              40,594              22,351
                                                            ----------        ------------         -----------

Net interest income after
provision for loss on loans                                  2,580,522           2,563,336           2,563,108
                                                             ---------           ---------           ---------

NONINTEREST INCOME
  Service charge                                                23,600              22,935              14,977
  Loss on sale of securities                                         0            (175,421)             (3,988)
  Gain on sale of other assets                                       0                   0               7,294
  Insurance commissions                                         15,346              12,951              17,272
  Late charges and other fees on loans                          30,543              25,583              24,911
  Other                                                         16,550               7,104               9,496
                                                            ----------         -----------        ------------
       TOTAL NONINTEREST INCOME                                 86,039            (106,848)             69,962
       ------------------------                             ----------             -------         -----------

NONINTEREST EXPENSE
  Compensation and benefits                                    900,033             772,404             567,665
  Occupancy and equipment expense                              172,791             174,256             143,859
  Deposit insurance premiums                                   141,611             138,721             123,355
  Loss (gain) on foreclosed real estate                        (14,092)              5,439             (14,818)
  Other general and administrative expenses                    437,414             496,019             370,642
                                                            ----------          ----------          ----------
       TOTAL NONINTEREST EXPENSES                            1,637,757           1,586,839           1,190,703
       --------------------------                           ----------           ---------           ---------

INCOME BEFORE INCOME TAXES AND
CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING PRINCIPLE                                         1,028,804             869,649           1,442,367
- --------------------

INCOME TAX EXPENSE                                             313,193             299,215             463,491
- ------------------                                          ----------           ---------           ---------

INCOME BEFORE CUMULATIVE EFFECT
      OF CHANGE IN ACCOUNTING
      PRINCIPLE                                                715,611             570,434             978,876
      ---------

      CUMULATIVE EFFECT OF CHANGE IN
      METHOD OF ACCOUNTING FOR
      INCOME TAXES                                                   0              14,905                   0
      ------------                                          ----------           ---------         -----------

NET INCOME                                                 $   715,611          $  585,339          $  978,876
==========                                                 ===========          ==========          ==========

NOTE: The accompanying notes to consolidated financial statements are an integral part of these statements.

               FIRST ASHLAND FINANCIAL CORPORATION AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                    NET UNREALIZED LOSS
                                                                                         UNEARNED      ON SECURITIES
                                         COMMON STOCK          PAID-IN       RETAINED      ESOP          AVAILABLE
                                      SHARES     AMOUNT        CAPITAL       EARNINGS     SHARES         FOR SALE      TOTAL
                                      ------     ------        -------       --------     ------         --------      -----

BALANCES, SEPTEMBER 30, 1992                     $             $          $ 8,683,317    $              ($94,697)   $ 8,588,620

  Net income for the year
   ended September 30, 1993                                                   978,876                                   978,876

  Changes in net unrealized
   loss in certain marketable
   equity securities                                                                                      21,925         21,925
                                   ---------     ------     ----------     ----------     ----------     -------     ----------
BALANCES, SEPTEMBER 30, 1993                                                9,662,193                   ( 72,772)     9,589,421


  Net income for the year
   ended September 30, 1994                                                   585,339                                   585,339

  Change in net unrealized
   loss on certain marketable
   equity securities                                                                                      30,874         30,874
                                   ---------     ------     ----------     ----------     ----------     -------     ----------

BALANCES, SEPTEMBER 30, 1994                                               10,247,532                   ( 41,898)    10,205,634

  Net income for the year
   ended September 30, 1995                                                   715,611                                   715,611

  Common stock issued in
   conversion, net of costs        1,408,750     14,088     13,500,850                                               13,514,938

  Contribution for unearned
   ESOP shares                                                                           ( 1,127,000)                (1,127,000)

  ESOP shares earned                                            38,284                      111,380                     149,664

  Net change in unrealized
   loss on available for
   sale securities                                                                                        25,310         25,310
                                   ---------     ------     ----------     ----------     ----------     -------     ----------
BALANCES, SEPTEMBER 30, 1995       1,408,750    $14,088    $13,539,134    $10,963,143    ($1,015,620)   ($16,588)   $23,484,157
                                   =========     ======     ==========     ==========      =========     =======     ==========


NOTE: The accompanying notes to consolidated financial statements are an integral part of these statements.

               FIRST ASHLAND FINANCIAL CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

                                                                    1995             1994           1993
                                                                    ----             ----           ----
OPERATING ACTIVITIES
  Net income                                                     $715,611         $585,339       $978,876
  Adjustment to reconcile net income
   to net cash provided by operating activities:
    Cumulative effect adjustment                                       --          (14,905)            --
    Provision for loss on loans                                        --           40,594         22,351
    Provision for depreciation                                     89,833           86,957         84,681
    Amortization (accretion) of investment
     securities premiums (discounts), net                         (13,646)           3,351          4,305
    Deferred income taxes                                          35,612           85,228         (8,920)
    Stock dividends received                                      (40,700)         (30,100)       (23,700)
    Gain on sale of foreclosed real estate                        (28,008)              (2)       (21,037)
    Loss on sale of securities                                         --          175,421          3,988
    Loss (gain) on sale of other assets                                --           11,380         (7,294)
    ESOP shares earned                                            149,664
  Decrease (increase) in:
    Accrued interest receivable                                  (257,957)         (23,575)      (178,539)
    Other assets                                                  923,407         (930,170)        19,841
  Increase (decrease) in:
    Accounts payable and accrued expenses                          49,017          102,360        (24,582)
    Accrued interest payable                                       13,435
    Accrued income taxes                                               --          (46,111)        19,563
    Other liabilities                                               9,294           (2,501)       (13,848)
                                                               ----------       ----------        -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       1,645,562           43,266        855,685
                                                               ----------        ---------        -------
INVESTING ACTIVITIES
 Investment securities:
  Held to maturity or for investment:
   Proceeds from sale                                                  --               --        298,114
   Proceeds from calls or maturities                            1,250,000          550,000             --
   Purchased                                                   (10,622,791)       (311,813)    (1,511,612)
 Available for sale:
   Proceeds from sale                                                  --          756,771
   Purchased                                                      (34,104)         (23,561)      (523,030)
 Mortgage-backed and related securities:
  Held to maturity or for investments:
   Principal payments                                             595,211        3,744,384      3,404,936
   Purchased                                                           --      ( 1,000,000)    (5,475,156)
 Loans:
   Originations and principal payments, net                    (5,348,338)      (4,741,530)    (6,247,079)
   Purchased                                                           --         (500,000)
   Proceeds from sale of participating interest                        --               --        102,715
 Certificates of deposit with other financial
  institutions
   Proceeds from maturities                                       199,000           98,000        384,000
   Purchased                                                           --       (  296,000)            --
 Proceeds from sale of foreclosed real estate                     328,954           86,401        111,788
 Proceeds from sale of other assets                                    --           28,290        107,294
 Purchases of office properties and equipment                     (14,370)      (  127,997)      (252,599)
                                                                   ------        ----------       --------
NET CASH USED BY INVESTING ACTIVITIES                          (13,646,438)     (1,737,055)    (9,600,629)
                                                                ----------       ----------      ---------
FINANCING ACTIVITIES
  Net change in NOW, savings and certificates of deposit          107,282       (1,749,040)     6,592,064
  Proceeds from FHLB advances                                   3,500,000        2,500,000      2,000,000
  Repayment of FHLB advances                                   (3,276,666)         (26,667)       (26,667)
  Net change in advances from borrowers for taxes
  and insurance                                                    35,959           24,835         25,971
  Sale of common stock, net of costs                           12,387,938
                                                               ----------
                                                                                        --            --
NET CASH PROVIDED BY FINANCING ACTIVITIES                      12,754,513          749,128     8,591,368
                                                               ---------        ---------      ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS                           753,637         (944,661)     (153,576)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                    1,295,106        2,239,767     2,393,343
                                                               -----------       ---------     ---------
CASH AND CASH EQUIVALENTS, END OF YEAR                         $ 2,048,743      $1,295,106    $2,239,767
                                                                ==========       =========     =========
ADDITIONAL CASH FLOWS AND SUPPLEMENTARY INFORMATION
 Cash paid during the year for:
  Interest paid on deposits and advances                       $ 1,117,000      $1,088,000     $1,133,000
  Income taxes                                                 $   249,929      $  386,111     $  452,848
 Real estate acquired in foreclosure of loans                  $   294,287      $  138,974     $   87,250
 Common stock issued to ESOP leveraged with an employer loan   $ 1,127,000              --             --


NOTE: The accompanying notes to consolidated financial statements are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------




NOTE 1:         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                The following is a description of the more significant accounting policies which First Ashland Financial Corporation ("Company") and its wholly owned subsidiary First Federal Bank for Savings ("Bank") follows in preparing and presenting its consolidated financial statements.

                A.    Basis of Presentation

                      The consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly owned inactive subsidiary, First S&L Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

                B.    Organization

                      The Bank is a federally chartered stock savings Bank and a member of the Federal Home Loan Bank System. As a member of this system, the Bank is required to maintain an investment in capital stock of the Federal Home Loan Bank of Cincinnati in an amount equal to at least the greater of 1.0% of its outstanding loans and mortgage-backed securities or 0.03% of total assets as of December 31 of each year.

                      Savings deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. The Bank pays a premium to the FDIC for the insurance of such savings deposits.

                C. Investment Securities and Mortgage-Backed and Related Securities Effective October 1, 1994, management adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS No. 115, investments in securities and mortgage-backed and related securities are classified in three categories and accounted for as follows:

                          HELD TO MATURITY. Debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income over the period to maturity, using the level yield method.

                          TRADING SECURITIES. Debt securities and equity securities that have readily determinable fair values that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. The Bank does not hold any securities which would be classified as trading securities pursuant to SFAS No. 115.

                          AVAILABLE FOR SALE. Securities available for sale consist of debt securities and equity securities that have readily determinable fair values not classified as securities to be held to maturity or trading securities. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific identification method.

                      The initial adoption of SFAS No. 115 at October 1, 1994 had no effect on the Bank's financial position or results of operations.

                      Prior to the adoption of SFAS No. 115, investment securities were carried at cost, adjusted for amortization of premiums and discounts, and marketable equity securities were carried at the lower of aggregate cost or market. Realized gains and losses on sales were included in income. Unrealized losses on marketable equity securities were included as a separate component of equity until realized. Gains and losses on sales were determined using the specific identification method.

                      Substantially all mortgage derivatives owned by the Bank are classified as "low-risk" under regulatory guidelines and are subject to normal effects of changes in interest rates. At September 30, 1995, the Bank held "high-risk" mortgage derivatives with a carrying value of $91,242 and a market value of $114,660. The market value and repayment period are subject to significant volatility due to changes in interest rates. The Bank does not purchase mortgage derivatives at a premium in order to minimize prepayment risk, and generally purchases mortgage derivatives issued by government agencies to minimize credit risk. At September 30, 1995, the Bank owned structured notes with a carrying value of $1,000,000 and an approximate market value of $830,000. Such notes are subject to significant price volatility in certain circumstances, such as an increase in short term interest rates. Management has the intent and ability to hold such investments to maturity.

                      In November, 1994, the OTS adopted a regulation which affects the computation of regulatory capital. Unrealized gains or losses on debt and equity securities classified as "available for sale" under SFAS No. 115 are not included in the Bank's regulatory capital.

                      Federal Home Loan Bank stock is carried at cost which represents redemption value. The marketability of the Federal Home Loan Bank stock is limited to redemption by the Federal Home Loan Bank or the sale to other financial institutions.

                      Regulations require the Bank to maintain an amount of cash and U.S. government and other approved securities equal to a prescribed percentage of deposit accounts (net of loans on deposits) plus short-term borrowings. At September 30, 1995 and 1994, the Bank met these requirements.

                             ----------------------



NOTE 1:         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                D.    Depreciation

                      Depreciation of office property and equipment is calculated by the straightline method over the estimated useful lives of such property. The gain or loss on the sale of office property and equipment is recorded in the year of disposition. The estimated useful lives are 20 to 40 years for buildings and improvements and 5 to 10 years for equipment.

                E.    Interest Income

                      Interest on loans receivable is recorded in the period earned. Interest on delinquent loans is accrued to the extent considered collectible. Interest on non-accrual loans is recognized to the extent cash is received.

                F.    Loan Fees

                      Loan fees are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 91. SFAS No. 91 requires loan origination fees and certain related direct loan origination costs be offset and the resulting net amount be deferred and amortized over the contractual life of the related loans as an adjustment to the yield of such loans, using the level yield method.

                G.    Loans Receivable, Net

                      Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, net deferred loan origination fees, unearned discounts, the undisbursed portion of loans in process and dealer reserves.

                      The Bank has established an allowance for loan losses for the purpose of absorbing losses associated with the Bank's loan portfolio. All actual loan losses are charged to the related allowance and all recoveries are credited to it. Additions to the allowance for loan losses are provided by charges to operations based on various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions. Management evaluates the carrying value of loans periodically in order to evaluate the adequacy of the allowance. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if the assumptions used in making the evaluations require material revision.

                H.    Income Taxes

                      Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws, and rates applicable to the periods in which the differences are expected to affect taxable income.

                I.    Cash and Cash Equivalents

                      For purposes of reporting consolidated cash flows, Management considers cash, balances with banks, federal funds sold and interest-bearing cash deposits in other depository institutions with maturities of three months or less to be cash equivalents.

                J.    Effect of Implementing New Accounting Standards

                      In December 1990, the Financial Accounting Standards Board ("FASB") issued SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement is effective for annual financial statements for fiscal years beginning after December 15, 1994. This statement establishes standards of financial accounting and reporting for an employer that offers postretirement benefits other than pensions to its employees. At the present time it is anticipated the statement will not have a material adverse impact on the Company's consolidated financial statements.

                      In December 1991, FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". This statement is effective for financial statements for fiscal years ending after December 15, 1992, except for entities with less than $150 million in total assets, for which it is effective for financial statements for fiscal years ending after December 15, 1995. This statement requires disclosures about fair value of all financial instruments, both assets and liabilities recognized and those not recognized in the statement of financial position. At the present time, it is anticipated the statement will not have a material adverse impact on the Company's consolidated financial statements.

                      In May 1993, the FASB issued SFAS No. 114 "Accounting by Creditors for Impairment of a Loan". Certain provisions of SFAS No. 114 were amended in October, 1994 by the issuance of SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114 requires that loans individually and specifically evaluated for impairment, uncollateralized as well as collateralized, except loans that are measured at fair value or at the lower of cost or fair value, should be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, at the loan's

                             ----------------------

NOTE 1:         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                J.    Effect of Implementing New Accounting Standards
                      (Continued)

                      observable market price or fair value of the collateral if the loan is dependent on the collateral. SFAS No. 114 and SFAS No. 118 amended SFAS No. 5, "Accounting for Contingencies," to clarify that a creditor should evaluate the collectibility of both contractual interest and contractual principal of a receivable when assessing the need to accrue a loss. SFAS No. 114 and SFAS No. 118 also amend SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," to require a creditor to account for a troubled debt restructuring involving a modification of terms with the provisions of this statement. SFAS No. 114 and SFAS No. 118 are effective for fiscal years beginning after December 15, 1994. The implementation of SFAS No. 114 and SFAS No. 118 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

                      In October 1994, FASB issued SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS 119 requires disclosures about derivative financial instruments, such as futures, forward, swap and option contracts, as well as other financial instruments with similar characteristics. It also amends existing requirements of SFAS 105, "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk," and SFAS 107 (described above). SFAS 119 will not change any requirements for recognition, measurement or classification of financial instruments in the Consolidated Financial Statements of the Company. SFAS 119 is effective for entities with less than $150 million in assets for fiscal years ending after December 15, 1995.

                      Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," is effective for fiscal years beginning after December 15, 1995. The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. Management does not expect the implementation of SFAS 121 to have a material impact on the Company's consolidated financial position or results of operations.

                      In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122 ("SFAS 122"), "Accounting for Mortgage Servicing Rights." This statement amends Statement of Financial Accounting Standards No. 65 ("SFAS 65"), Accounting for Certain Mortgage Banking Activities," to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. Institutions that sell loans and retain the servicing rights will be required to allocate the total cost of the loans to servicing rights and loans based on their relative fair value if that value can be estimated. SFAS 122 requires that a mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. SFAS 122 is effective for fiscal years beginning after December 15, 1995. Management does not believe the adoption of SFAS 122 will have a material effect on the Company's consolidated financial position or results of operations.

                      In April 1995, the AICPA issued SOP 94-6, "Disclosure of Certain Significant Risks and Uncertainties." This SOP applies to financial statements prepared in conformity with generally accepted accounting principles by all nongovernmental entities. The disclosure requirements in SOP 94-6 focus primarily on risks and uncertainties that could significantly affect the amounts reported in the financial statements in the near-term functioning of the reporting entity. The risks and uncertainties discussed in SOP 94-6 stem from the nature of the entity's operations, from the necessary use of estimates in the preparation of the entity's financial statements, and from significant concentrations in certain aspects of the entity's operations. SOP 94-6 is effective for financial statements issued for fiscal years ending after December 15, 1995 and is not expected to have any impact on the Company's operations.

                K.    Foreclosed Real Estate

                      Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value less estimated selling costs at the date of foreclosure. Costs relating to improvement of property are capitalized, whereas costs relating to holding property are expensed.

                      After foreclosure valuations are periodically performed by management, and an allowance for loss is established by a charge to operations if the carrying value of a property exceeds the lower of cost or fair value, less estimated selling costs.

                L.    Earnings Per Share

                      Earnings per share will be computed based upon the average common and common equivalent shares outstanding during the period subsequent to the Bank's conversion to a stock savings bank on April 7, 1995. Earnings per share for the year ended September 30, 1995 is not meaningful.

                M.    Advertising Costs

                      Advertising costs are expensed when incurred.

                             ----------------------


NOTE 1:         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                N.    Reclassifications

                      Certain presentations of accounts previously reported have been reclassified in these consolidated financial statements. Such reclassification had no effect on net income or retained income as previously reported.

NOTE 2:         CONVERSION

                The Bank converted from a federally chartered mutual savings and loan association to a federally chartered stock savings bank on April 7, 1995, and issued all of its common stock to the Company. Concurrently with the conversion, the Company issued 1,408,750 shares of Company common stock par value $.01, at $10.00 per share. Net proceeds of the Company's stock issuance, after costs, were approximately $13,500,000.

NOTE 3:         CHANGE IN ACCOUNTING PRINCIPLES

                The Bank adopted Statement of Financial Accounting Standards
                (SFAS) No. 115, "Accounting For Certain Investments in Debt and Equity Securities," on October 1, 1994. The initial adoption of SFAS No. 115 had no effect on the Company's consolidated financial position or results of operations.

                Effective October 1, 1993, Management adopted the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires a change from the deferred method previously used in the consolidated financial statements to the asset and liability method of computing deferred income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The cumulative effect of adopting SFAS No. 109 was to increase net income for the year ended September 30, 1994 by $14,905 and is separately disclosed in the consolidated statements of income. Financial statements for prior periods have not been restated.

NOTE 4:           INVESTMENT SECURITIES

                  Investment securities are summarized as follows:

                                                                       GROSS             GROSS      ESTIMATED
                                                  AMORTIZED         UNREALIZED         UNREALIZED     FAIR
                                                    COST               GAINS             LOSSES       VALUE
                                                    ----               -----             ------       -----
                  SEPTEMBER 30, 1995:

                  TO BE HELD TO MATURITY:

                  Debt Securities:
                    U.S. Treasury
                     securities                 $ 4,202,970          $ 58,410         $       --   $ 4,261,380

                    Obligations of U.S.
                     Government Agencies
                     and corporations             7,294,517            68,910          ( 170,672)    7,192,755

                    Obligations of state
                     and political
                     subdivisions                 1,510,563           102,377          (   5,870)    1,607,070
                                                 ----------           -------            -------    ----------
                                                $13,008,050          $229,697          ($176,542)  $13,061,205
                                                 ==========           =======            =======    ==========
                  AVAILABLE FOR SALE:

                  Equity Securities:
                    Federated Short -
                     Intermediate
                     Government Trust           $   400,000     $          --          ($  2,478)  $   397,522
                    Federated Intermediate
                     Government Trust               500,000                --          (  10,708)      489,292
                    AMF adjustable rate
                     mortgage portfolio             603,226                --          (   3,402)      599,824
                                                 ----------       -----------            -------    ----------
                                                $ 1,503,226     $          --          ($ 16,588)  $ 1,486,638
                                                 ==========      ============            =======    ==========
                  SEPTEMBER 30, 1994:

                  HELD FOR INVESTMENT:

                  Debt Securities:
                    Obligations of U.S.
                     government agencies
                     and corporations            $2,251,500           $ 1,057           ($ 67,813) $2,184,744

                    Obligations of State
                     and political
                     subdivisions                1,370,113             61,348           (  18,086)  1,413,375
                                                 ---------             ------             -------   ---------
                                                $3,621,613            $62,405           ($ 85,899) $3,598,119
                                                 =========             ======             =======   =========

                             ----------------------

 NOTE 4:           INVESTMENT SECURITIES (Continued)

                                                                           GROSS                GROSS              ESTIMATED
                                                  AMORTIZED             UNREALIZED           UNREALIZED              FAIR
                                                    COST                   GAINS               LOSSES                VALUE
                   SEPTEMBER 30, 1994

                   HELD FOR INVESTMENT:

                   Equity Securities:
                     Federated Short-

                      Intermediate
                      Government Trust           $  400,000              $     --            ($  5,554)           $  394,446

                     Federated Intermediate
                      Government Trust              500,000                    --            (  24,674)              475,326

                     AMF adjustable rate
                      mortgage portfolio            569,122                    --            (  11,670)              557,452
                                                  ---------                ------              -------             ---------
                                                 $1,469,122               $    --            ($ 41,898)           $1,427,224
                                                  =========                ======              =======             =========


The amortized cost and estimated fair value of debt securities at September 30, 1995, by contractual maturity, are shown below:

                                                                                                                   ESTIMATED
                                                                                               AMORTIZED             FAIR
                                                                                                 COST                VALUE
                                                                                                 ----                -----
                   Due in one year or less                                                  $ 2,744,982          $ 2,749,310
                   Due after one year through five years                                      8,292,504            8,348,035
                   Due after five years through ten years                                       695,000              609,650
                   Due after ten years                                                        1,275,564            1,354,210
                                                                                             ----------           ----------
                                                                                            $13,008,050          $13,061,205
                                                                                             ==========           ==========


Investment securities with a carrying value of approximately $4,350,000 at September 30, 1995, were pledged to secure deposits of public funds and for other purposes required or permitted by law.

Proceeds from the sale of investment securities held for investment and the loss realized on the sales for 1994 and 1993 are shown below. There were no sales of investment securities in 1995.

                                                                                              PROCEEDS               LOSS
                                                                                              --------               ----
                  1994 - 92,177 shares, Putnam American Income Trust                          $756,771             $175,421
                                                                                               =======              =======
                  1993 - 1,100 shares, U.S. League Financial Institution
                    Insurance Group, Ltd.                                                     $ 23,512             $  3,388
                                                                                               =======              =======


Accrued interest receivable includes $268,243 and $68,930 for the years ended September 30, 1995, and 1994, respectively, relating to investment securities.

NOTE 5:           MORTGAGE-BACKED AND RELATED SECURITIES

                  Mortgage-backed and related securities are summarized as follows:

                                                                          GROSS                GROSS              ESTIMATED
                                                   AMORTIZED           UNREALIZED           UNREALIZED              FAIR
                                                     COST                 GAINS               LOSSES                VALUE
                                                     ----                 -----               ------                -----
                  SEPTEMBER 30, 1995:

                  TO BE HELD TO MATURITY:


                   FHLMC                         $2,442,210            $ 60,654              ($ 24,644)         $2,478,220
                   FNMA                           1,414,106               7,846              (  35,022)          1,386,930
                   GNMA                             234,436              20,684                    --              255,120
                   Collateralized mortgage
                    obligations -
                     FHLMC, FNMA
                      and GNMA                    3,539,356              48,864              (  12,400)          3,575,820
                     Others                          22,099                 681                    --               22,780
                                                -----------          ----------           -----------          -----------
                                                 $7,652,207            $138,729              ($ 72,066)         $7,718,870
                                                  =========             =======                =======           =========
                  SEPTEMBER 30, 1994:

                  HELD FOR INVESTMENT:

                   FHLMC                        $2,860,054             $ 41,541             ($ 75,397)          $2,826,198
                   FNMA                          1,494,201                2,716             ( 117,798)           1,379,119
                   GNMA                            272,146               15,590                                    287,736
                   Collateralized mortgage
                     obligations -
                     FHLMC, FNMA and GNMA        3,566,257               37,369            (  160,950)           3,442,676
                     Others                         54,760                              (         442)              54,318
                                                 ---------              -------            ----------            ---------
                                                $8,247,418             $ 97,216             ($354,587)          $7,990,047
                                                 =========              =======               =======            =========

                             ----------------------

NOTE 5:           MORTGAGE-BACKED AND RELATED SECURITIES (Continued)

Expected maturities will differ from contractual maturities because borrowers may prepay obligations without prepayment penalties.

Accrued interest receivable includes $52,351 and $57,054 at September 30, 1995 and 1994, respectively, related to mortgage-backed securities.

The amortized cost of mortgage-backed securities includes unamortized premiums of $32,143 and $38,213 and unearned discounts of $79,320 and $97,008 at September 30, 1995 and 1994, respectively.

NOTE 6:           LOANS RECEIVABLE, NET

The Bank's loan portfolio consists principally of long-term conventional loans collateralized by first mortgages on single-family residences. Loans receivable, net at September 30, 1995 and 1994, consist of the following:

                                                        1995           1994
                                                        ----           ----
Real estate mortgage secured by
 one-to-four family residential property            $57,151,667    $53,129,110
Real estate mortgage secured
 by multi-family residential property                 1,187,081        992,993
Real estate mortgage secured by other properties      1,876,876      1,323,380
Consumer loans:
  Loans to depositors, secured by savings               694,478        626,502
  Loans secured by automobiles                          315,505        345,458
  Loans secured by mobile homes                         189,576        225,748
  Loans secured by other collateral                     118,382        185,933
  Unsecured consumer loans                              714,930        670,101
                                                     ----------     ----------
                                                     62,248,495     57,499,225

LESS:
  Unearned loan origination fees                        189,329        195,544
  Undisbursed portion of mortgage loans                 273,352        506,236
  Unearned discounts on consumer loans                   43,580         59,555
  Dealer reserves                                        13,018         12,738
  Allowance for loan losses                              87,895        137,882
                                                     ----------     ----------
                                                    $61,641,321    $56,587,270
                                                     ==========     ==========


Loans serviced for others at September 30, 1995, 1994 and 1993 totaled $173,728, $183,951 and $538,621, respectively.

Accrued interest receivable includes $329,068 and $265,692 at September 30, 1995 and 1994, respectively, related to loans receivable.

The following is a reconciliation of the allowance for loan losses:

                                                          YEARS ENDED SEPTEMBER 30,
                                              ----------------------------------------------
                                              1995                1994                  1993
                                              ----                ----                  ----

Balance at beginning of year                $137,882            $174,125              $162,172
Provision charged to operations                         --        40,594                22,351
Loans charged off                           (  50,050)         (  76,837)            (  10,398)
Recoveries                                         63                   --                   --
                                            ---------           --------              ---------
Balance at end of year                      $  87,895           $137,882               $174,125
                                            ---------           --------              ---------

The following is a summary of non-performing loans:

                                                                   AMOUNTS
                                            ------------------------------------------------
                                                                (IN THOUSANDS)

                                            1995                  1994                  1993
                                            ----                  ----                  ----
Loans past due 90 days or more              $105                  $323                  $175
Nonaccrual loans                            272                    229                   457
                                            ---                    ---                   ---

Total non-performing loan
balances at year end                        $377                  $552                  $632
                                             ===                   ===                   ===

Non-performing loans as a
 percentage of loans                        .61%                  .98%                  1.23%
                                            ==-                   ==-                   ====

If interest on non-accrual loans had been accrued, such income would have approximated $21,099, $17,793 and $44,823 for the years ended September 30, 1995, 1994 and 1993, respectively. Interest income which is reflected in the accompanying statements of operations amounted to $11,939, $4,823 and $26,334 for the years ended September 30, 1995, 1994 and 1993, respectively. The Bank is not committed to lend additional funds on non-performing loans.

                             ----------------------

NOTE 6:           LOANS RECEIVABLE, NET (Continued)

In the normal course of business and subject to normal credit policies, the Bank makes loans to officers, directors, their immediate family and business interests of such persons. At September 30, 1995 and 1994, the balances of loans to such parties were as follows:

                                                             1995               1994
                                                             ----               ----
Aggregate amount of indebtedness at beginning of year      $523,525           $584,003

New loans                                                   244,328            551,184
Repayments                                                 (293,324)          (611,662)
                                                            -------            -------

Aggregate amount of indebtedness at end of year            $474,529           $523,525
                                                            =======            =======

The terms and conditions of these loans are consistent with similar loans to unrelated parties and in management's opinion do not involve more than a normal risk of collectibility.

NOTE 7:           OFFICE PROPERTIES AND EQUIPMENT

                  Office properties and equipment at September 30, by major classifications are as follows:

                                                              1995               1994
                                                              ----               ----

Land                                                       $  273,020         $  273,020
Buildings and improvements                                  1,155,823          1,155,823
Furniture and equipment                                       863,880            849,511
Automobile                                                     31,990             31,990
                                                            ---------          ---------
         TOTAL                                              2,324,713          2,310,344
         -----
Less:  Accumulated depreciation                               910,331            820,499
                                                            ---------          ---------
                                                           $1,414,382         $1,489,845
                                                           ==========         ==========

Depreciation expense charged to operations for the years 1995, 1994 and 1993 totaled $89,833, $86,957 and $84,681, respectively.

NOTE 8:           FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

                                                                  CONTRACT AMOUNT
                                                               ---------------------
                                                               1995             1994
                                                               ----             ----
Financial instruments the contract
amounts of which represents credit risk:
  Loan Commitments:
  Adjustable rate                                          $  901,050         $392,900
  Fixed rate                                                  209,000           13,000
  Unused lines of credit - fixed interest rates                63,000           13,000
                                                            ---------          -------
                                                           $1,173,050         $418,900
                                                            =========          =======


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since, in some instances, the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on established credit policies and primarily includes a first mortgage on residential real estate. The Bank, in almost all instances, limits the amount they will loan on real estate to 89% of the appraised value. They further require that borrowers have, at a minimum, 10% personal equity in any real estate financed.

NOTE 9:           SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's lending activity is with customers located within Boyd and Greenup Counties of Kentucky. These loans are secured by a first mortgage on residential real estate on which the Bank primarily limits the amount of its loan to 89% of appraised value. Upon default by a borrower the mortgaged property is subject to foreclosure action by the Bank.

In addition to the regional concentration of credit risk, the Bank had deposits with two financial institutions which exceeded the federally insured limits at September 30, 1995, by $1,013,786 and at September 30, 1994 by $1,314,236. The
Bank does not have a policy for requiring collateral on such deposits.

                             ----------------------


NOTE 10:          DEPOSITS

                  An analysis of deposits at September 30, is as follows:

                                             1995                              1994
                                             ----                              ----
                                       AMOUNT         %                  AMOUNT            %
                                       ------         -                  -------           -
 Passbook 3.25% and 3.25%,
  respectively                     $ 3,914,324       6.5               $5,452,306         9.1

 NOW accounts 2.56% and
  2.78%, respectively                3,574,568       6.0                2,843,166         4.8
 Investment plus accounts
  3.30% and 3.40%, respectively      9,333,191      15.6               12,327,168        20.6
                                    ----------     -----               ----------       -----

 Savings deposits                   16,822,083      28.1               20,622,640        34.5
                                    ----------     -----               ----------       -----

 Certificate accounts
 3.26% to 4.25%                      3,526,048       5.9               11,619,189        19.4
 4.26% to 5.25%                      8,343,263      13.9               19,616,195        32.8
 5.26% to 6.25%                     12,216,285      20.4                5,727,341         9.6
 6.26% to 7.25%                     17,414,429      29.1                  296,747          .5
 7.26% to 8.25%                      1,593,009       2.6                  796,647         1.3
 8.26% to 9.25%                              0        .0                1,129,076         1.9
                                   -----------     -----               ----------       -----

 Certificates of deposit           43,093,034      71.9                39,185,195       65.5
                                   ----------      -----              -----------       -----
                                   $59,915,117     100.0%             $59,807,835       100.0%
                                    ==========     =====               ==========       =====


The weighted average interest rate on deposits at September 30, 1995 and 1994 was for savings deposits 3.12% and 3.27%, respectively, and for certificates of deposit, 5.93% and 4.77%, respectively. The weighted average interest rate on total deposits at September 30, 1995 and 1994 was 5.14% and 4.25%, respectively.

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $10,395,139 and $10,332,154 at September 30, 1995 and 1994, respectively. Scheduled maturities of jumbo certificates of deposit at September 30, 1995 were; 0-3 months, $1,355,095; 3-6 months, $1,140,102; 6-12 months, $2,226,920; after 12 months, $5,673,022.

At September 30, 1995, scheduled maturities of certificates of deposit, by contract interest rates, are as follows:

                                           YEARS ENDING SEPTEMBER 30
                                           -------------------------
                                                (In Thousands)

                    1996           1997         1998            1999         2000           TOTAL
                    ----           ----         ----            ----         ----           -----
3.25% - 4.25%    $ 3,513        $    13       $   --          $   --         $ --         $ 3,526
4.26% - 5.25%      6,850            854           87             552           --           8,343
5.26% - 6.25%      4,150          1,963        5,785             312            6          12,216
6.26% - 7.25%      6,737          8,176        1,585             756          161          17,415
7.26% - 8.25%        961              8          106             518           --           1,593
                 -------     ----------        -----           -----        -----         -------
                 $22,211        $11,014       $7,563          $2,138         $167         $43,093
                  ======         ======        =====           =====          ===          ======


Interest expense on deposits for the years ended September 30, 1995, 1994 and 1993 is summarized as follows:

                                  1995                      1994                    1993
                                  ----                      ----                    ----
Certificates of deposit       $2,344,936                $1,887,817              $2,093,295
Money Market Checking            341,382                   388,414                 352,161
Passbook Savings                 153,017                   217,946                 261,906
NOW                               76,598                    78,413                  87,722
                             -----------               -----------             -----------
                              $2,915,933                $2,572,590              $2,795,084
                               =========                 =========               =========



NOTE 11:          ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Cincinnati at September 30, consisted of a fixed rate loan requiring quarterly principal reductions and adjustable rate loans with the principal balance due at maturity. These loans are summarized as follows:

                             ----------------------

NOTE 11:          ADVANCES FROM FEDERAL HOME LOAN BANK (Continued)

                                      09/30/95            INTEREST
DATE OF            MATURITY           INTEREST              RATE                             AMOUNT
- -------            --------           --------              ----                             ------
ADVANCE              DATE               RATE                INDEX                     1995               1994
- -------              ----               ----                -----                     ----               ----
08/11/94           11/17/95            5.8750%              Libor               $  500,000         $  500,000
04/30/93           04/30/96            5.7375%              Libor                  500,000            500,000
07/01/93           07/01/96            5.8500%              Libor                  500,000            500,000
04/19/95           04/19/00            5.8625%              Libor                1,000,000                 --
09/19/95           09/19/00            5.8125%              Libor                  500,000                 --
09/21/95           09/21/00            5.8125%              Libor                  750,000                 --
08/03/90           08/01/05            6.7083%              Fixed                  266,667            293,333
11/18/93           11/18/13            5.8750%              Libor                1,000,000          1,000,000
04/19/94           04/19/95                                                             --          1,000,000
04/30/93           04/30/03                                                             --            500,000
07/01/93           07/01/03                                                             --            500,000
                                                                                 ---------          ---------
                                                                                $5,016,667         $4,793,333

Interest on advances is payable monthly, computed on the unpaid balance. The interest rate on libor indexed loans is adjusted monthly or quarterly. Required principal reduction on the fixed rate loan totals $6,667 per quarter.

Pursuant to collateral agreements with the Federal Home Loan Bank, advances are secured by the Bank's Federal Home Loan Bank stock and a blanket pledge of first mortgage loans equal to 150 percent of the current outstanding advances.

NOTE 12:          RETAINED EARNINGS

In connection with the insurance of savings accounts, $2,221,363 of the Bank's retained income at September 30, 1995 is restricted and may be used only for the absorption of losses. The restriction does not represent a valuation allowance and was not created by charges against earnings.

The Office of Thrift Supervision ("OTS") imposes regulations which provide that Thrifts must maintain certain levels of capital. The regulations include a leverage limit, a tangible capital requirement and a risk-based capital requirement. Specifically, the regulations provide that Thrifts must maintain tangible capital equal to 1.5% of adjusted total assets, core capital equal to 3% of adjusted total assets and a combination of core and supplementary capital equal to 8% of risk weighted assets.

In November, 1994, the OTS adopted a regulation which affects the computation of regulatory capital. Unrealized gains or losses on debt securities classified as "available for sale" under SFAS No. 115, and unrealized gains on equity securities, are not included in the Bank's regulatory capital.

The following is a reconciliation of the Bank's generally accepted accounting principles ("GAAP") capital to regulatory capital at September 30, 1995:

                                                                            REGULATORY
                                                        ---------------------------------------------------
                                                        TANGIBLE                CORE             RISK-BASED
                                                         CAPITAL               CAPITAL             CAPITAL
                                                         -------               -------             -------
                                                                       (AMOUNTS IN THOUSANDS)

GAAP capital                                             $16,661                  $16,661           $16,661

Regulatory adjustments:

  Net unrealized loss on available for
   sale securities                                            --                       --                17
  General loan valuation allowance                            --                       --                88
                                                        --------                ---------         ---------

Regulatory capital                                        16,661                   16,661            16,766

Required amounts                                           1,245                    2,490             3,123
                                                          ------                   ------            ------

Regulatory capital excess                                $15,416                  $14,171           $13,643
                                                          ======                   ======            ======


Regulatory capital as a percentage of assets,
 as defined                                                20.1%                    20.1%             42.9%

Required percentage of total assets, as defined             1.5%                     3.0%              8.0%
                                                           ----                     ----              ----

Regulatory capital as a percentage in excess of
 requirement                                               18.6%                    17.1%             34.9%
                                                           ====                     ====              ====


The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders. The Office of Thrift Supervision ("OTS") regulations provide that a savings institution which meets fully phased-in capital requirements and is subject only to "normal supervision" may pay out, as a dividend, 100 percent of net income to date over the calendar year and 50 percent of surplus capital existing at the beginning of the calendar year without supervisory approval, but with 30 days prior notice to the OTS. Any additional amount of capital distributions would require prior regulatory approval. A savings institution failing to meet current capital standards may only pay dividends with supervisory approval.

                             ----------------------

NOTE 12:          RETAINED EARNINGS (Continued)

At the time of conversion, a liquidation account was established in an amount equal to the Bank's net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $10,344,000.

NOTE 13:          INCOME TAXES

The provision for income taxes consists of:

                                                                   YEARS ENDED SEPTEMBER 30,
                                                     -----------------------------------------------
                                                     1995                    1994               1993
                                                     ----                    ----               ----
Currently payable - Federal                        $276,346                $213,987           $472,411
                              - State                 1,235
Deferred                      - Federal              36,468                  85,228          (   8,920)
                              - State          (        856)
                                                 ----------                 -------            -------
                                                   $313,193                $299,215           $463,491
                                                   ========                ========           ========



Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:

                                                                    YEARS ENDED SEPTEMBER 30,
                                                     ------------------------------------------------
                                                     1995                    1994                1993
                                                     ----                    ----                ----
FHLB stock dividends                                $13,838                 $10,234            $ 8,058
Capital loss - other securities                         --                   50,914                --
Loan loss allowance                                  16,954                  10,903           (  7,600)
Depreciation                                         12,352                  20,833              8,934
Deferred loan fees                                    2,113                (  4,460)          ( 17,002)
Deferred compensation                              (  6,301)               (  4,760)          (  1,700)
Accrued officers compensation                      ( 10,853)                    --                 --
Accretion                                             7,625                     --                 --
Other                                              (    116)                  1,564                390
                                                  ---------                 -------            -------
                                                    $35,612                 $85,228           ($ 8,920)
                                                    =======                 =======           ========



The following tabulation reconciles the federal statutory tax rate to the effective rate of taxes provided for income taxes:

                                                                    YEARS ENDED SEPTEMBER 30,
                                                     -----------------------------------------------
                                                     1995                    1994               1993
                                                     ----                    ----               ----
Tax at statutory rate                                34.0%                   34.0%              34.0%
Nontaxable income                                  (  3.9)                (   3.3)           (   2.1)
Nondeductible expenses                                 .3                     3.5                 .2
Other                                                  --                      .2                 --
                                                 --------                --------          ---------

                                                     30.4%                   34.4%              32.1%
                                                     ====                    ====               ====

The tax effect of temporary differences giving rise to the Company's consolidated deferred income tax asset (liability) at September 30, 1995 and 1994 are as follows:

                                                                             1995                    1994
                                                                             ----                    ----
Deferred tax assets:
  Deferred loan fees                                                      $ 64,372                $ 66,485
  Loan loss allowance                                                       22,772                  39,726
  Deferred compensation                                                     22,961                  16,660
  Capital loss carryover                                                    26,615                  26,615
  Unrealized loss on available for sale securities                           5,640                      --
  Accrued officer compensation                                              10,853                      --
  State income tax                                                             856                      --
                                                                           -------                 -------
                                                                           154,069                 149,486
Less valuation allowance related to:

  Capital loss carryover                                                 (  26,615)              (  26,615)
  Unrealized loss on available for sale securities                       (   5,640)                     --
                                                                         ---------                 -------

                                                                           121,814                 122,871
                                                                           -------                 -------

Deferred tax liabilities:

  FHLB stock dividends                                                   ( 102,540)              (  88,702)
  Depreciation                                                           (  58,078)              (  45,726)
  Accretion on securities                                                (  12,328)              (   4,703)
  State income tax                                                       (     291)                     --
  ESOP deduction                                                         (     449)                     --
                                                                         ---------               ---------
                                                                         ( 173,686)              ( 139,131)
                                                                           -------                 -------
         NET DEFERRED TAX LIABILITY                                      ($ 51,872)              ($ 16,260)
                                                                           =======                 =======

                             ----------------------

NOTE     13: INCOME TAXES (Continued)

         The Bank has an unused capital loss carryover of $78,279 which may be used to offset capital gains generated within the five tax years ending after September 30, 1994.

         In computing federal income taxes, Thrift institutions are allowed a statutory bad debt deduction of otherwise taxable income of 8%, subject to limitations based on aggregate loans and savings balances. Due to the limitation based on the level of deposits outstanding and retained earnings, the Bank did not receive a bad debt deduction for the year 1993 and was limited to net charge-off under the experience method for the years 1995 and 1994. As of September 30, 1995, appropriations of retained earnings representing bad debt deductions were approximately $2,221,363. If these tax bad debt deductions are used for other than loan losses, the amount used will be subject to Federal income taxes at the prevailing corporate rates.

NOTE     14: BENEFIT PLANS

         First Federal Bank for Savings participates in the Pentegra multi-employer pension plan. This non-contributory defined benefit plan covers all eligible employees meeting certain service and age requirements. The plan operates on a fiscal year ending on June 30, and it is the policy of the Bank to fund the normal cost of the plan. Contributions for plan years ending June 30, 1995, 1994 and 1993 were $39,900, $31,768, and $32,072, respectively. The data available from the plan administrators is not sufficient to determine the Bank's share of the pension plan's accumulated benefit obligation, or the net assets attributable to the Bank.

         Directors are eligible to participate in a retirement plan (Director Retirement Plan) which provides for retirement benefits equal to approximately two-thirds of the monthly compensation paid to active directors for a period not to exceed the earlier of the number of months a participant served as director, or the participant's death. Directors must have a minimum of ten years of continuous service and service until age 70 to participate in the Director Retirement Plan. In the event a director eligible for benefits dies while serving on the Board of Directors or during the period of retirement, the Bank shall pay monthly benefits equal to 50% of the amount which would have been payable to the director to the surviving spouse until the surviving spouse dies or remarries, or the date on which the director would have received the maximum benefit. The director, and surviving spouse, may be entitled to similar benefits in the event of total and permanent disability. The disclosures required under SFAS No. 87 for the Director Retirement Plan are not available at September 30, 1995. Directors' retirement expense for the years ended September 30, 1995, 1994 and 1993 amounted to $30,000, $22,133 and $11,133, respectively. The unfunded liability for the plan is not expected to have a material effect on the Bank's financial position or results of operations.

         In conjunction with the Bank's conversion on April 7,1995, the Company established an Employee Stock Ownership Plan (ESOP) which covers substantially all employees. The ESOP borrowed $1,127,000 from the Company and purchased 112,700 common shares, equal to 8% of the total number of shares issued in the conversion. The Bank makes scheduled discretionary contributions to the ESOP sufficient to service the debt. Shares are allocated to participants' accounts under the shares allocated method. The cost of shares not committed to be released and unallocated shares is reported as a reduction of stockholders' equity. Compensation expense is recorded based on the average fair market value of the ESOP shares when committed to be released. The expense under the ESOP for the year ended September 30, 1995 was $149,664. The fair value of ESOP shares at September 30, 1995 was $1,549,625.

         Subsequent to the conversion, the Board of Directors approved a Stock Option Plan and a Recognition and Retention Plan (RRP). The plans were approved by the Company's stockholders subsequent to September 30, 1995. Under the Stock Option Plan, stock options and stock appreciation rights covering shares representing an aggregate of up to 10% of the common stock sold in the conversion may be granted to directors, officers and employees of the Company or Bank. Restricted stock awards covering up to 4% of the common stock sold in the conversion may be awarded to the Company's or Bank's directors, directors emeritus, advisory directors, executive officers or employees under the RRP. Subject to OTS approval, shares of common stock required to fund the Stock Option Plan and the Recognition and Retention Plan will be purchased by the plans trustees in the open market.

NOTE     15: OTHER NONINTEREST EXPENSE

         Other noninterest expense amounts for the years ended September 30, are summarized as follows:

                                                             1995            1994             1993
                                                             ----            ----             ----
         Data processing service                          $ 80,547        $ 77,553         $ 65,897
         State tax on stock and reserves                    66,700          66,869           61,939
         Advertising                                        18,399          59,048           53,687
         All other                                         271,768         292,549          189,119
                                                           -------         -------          -------
                                                          $437,414        $496,019         $370,642
                                                           =======         =======          =======

NOTE     16: OTHER ASSETS

         The composition of other assets at September 30, 1995 and 1994 were as follows:

                                                             1995               1994
                                                             ----               ----
         Settlements due from brokers                     $    --         $  756,771
         Prepaid and refundable income taxes               14,419            126,013
         Other prepaid expenses                            66,699            115,575
         Other receivables                                  6,374             12,540
         Other assets                                      15,000             15,000
                                                          -------          ---------
                                                         $102,492         $1,025,899
                                                         ========         ==========

                             ----------------------


NOTE     17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY -------
         -----------------------------------------------------


         The following condensed statement of financial condition as of September 30, 1995 and the related condensed statements of operations and cash flows for the period from April 7, 1995 to September 30, 1995 for First Ashland Financial Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

         STATEMENT OF FINANCIAL CONDITION                         SEPTEMBER 30, 1995
         --------------------------------                         ------------------
         ASSETS
         Cash                                                         $   424,847
         Securities, held to maturity                                   5,359,343
         Note receivable - ESOP                                         1,014,300
         Equity in net assets of bank                                   6,429,801
         Interest receivable on securities                                137,771
         Deferred income taxes                                             11,709
         Other assets                                                       3,781
                                                                       ----------

         TOTAL ASSETS                                                 $13,381,552

         LIABILITIES AND STOCKHOLDERS' EQUITY
         Accounts payable and accrued expenses                        $   118,950
         Accrued income taxes                                               9,389
                                                                       ----------

         TOTAL LIABILITIES                                                128,339

         Common stock                                                      14,088
         Additional paid-in capital                                    13,539,134
         Retained earnings                                                715,611
         Unearned ESOP shares                                         ( 1,015,620)
                                                                       ----------

         TOTAL STOCKHOLDERS' EQUITY                                    13,253,213
                                                                       ----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $13,381,552
                                                                       ==========


                                                                  PERIOD FROM APRIL 7, 1995
                                                                    TO SEPTEMBER 30, 1995
                                                                  -------------------------

         STATEMENT OF OPERATIONS
         INCOME
           Equity in earnings of bank                                 $649,668
           Interest income                                             224,447
                                                                       -------

         TOTAL INCOME                                                  874,115

         EXPENSES
           Officers' incentive compensation                            89,565
           Corporation management fees                                 18,000
           Legal and accounting fees                                   19,699
           Other expenses                                               9,236
                                                                      -------

         TOTAL EXPENSES                                               136,500
                                                                      -------

         INCOME BEFORE INCOME TAXES                                   737,615

         Federal and State Income Taxes                                22,004
                                                                      -------

         NET INCOME                                                  $715,611
                                                                      =======

                             ----------------------


NOTE     17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (Continued)
         ------- -----------------------------------------------------



                                                                         PERIOD FROM APRIL 7, 1995
                                                                           TO SEPTEMBER 30, 1995

         STATEMENT OF CASH FLOWS
         OPERATING ACTIVITIES
           Net income                                                          $   715,611
            Adjustment to reconcile net income to net cash provided
             by operating activities:
              Equity in undistributed income of bank                           (   649,668)
              Deferred income tax benefit                                      (    11,709)
              Net accretion of investment securities discounts                 (    13,041)
            Increase in accrued interest receivable                            (   137,771)
            Increase in other assets                                           (      3,781)
            Increase in accounts payable and accrued expenses                       118,950
            Increase in accrued income taxes                                          9,389
                                                                               ------------

         NET CASH PROVIDED BY OPERATING ACTIVITIES                                   27,980
                                                                               ------------
         INVESTING ACTIVITIES
           Purchased securities to be held to maturity                         (  5,346,302)
           ESOP loan origination                                               (  1,127,000)
           ESOP loan repayments                                                     112,700
           Purchased capital stock in Bank                                     (  5,630,469)
                                                                                 ----------

         NET CASH USED BY INVESTING ACTIVITIES                                 ( 11,991,071)
                                                                                 ----------

         FINANCING ACTIVITIES
           Net proceeds from sale of common stock                                12,387,938
                                                                                 ----------

         NET CASH PROVIDED BY FINANCING ACTIVITIES                               12,387,938
                                                                                 ----------

         NET INCREASE IN CASH AND CASH EQUIVALENTS                                  424,847

         Cash and cash equivalents at beginning of year                                  --
                                                                                 ----------

         Cash and Cash Equivalents at End of Year                              $    424,847
                                                                                ===========

                                   APPENDIX A

                 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

         THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Agreement"), dated March 25, 1996, is by and among Camco Financial Corporation, a Delaware corporation ("Acquiror"), First Ashland Financial Corporation, a Delaware corporation ("FAFC"), and First Federal Bank for Savings, a federal savings bank, a wholly-owned subsidiary of FAFC ("Target Bank").

         A. Acquiror, FAFC and Target Bank wish to provide for the terms and conditions of the following described business transaction in which FAFC will be merged with and into Acquiror and the separate existence of FAFC shall cease (the "Merger").

         B. For federal income tax purposes, it is intended that the Merger shall qualify as a tax-free reorganization within the meaning of
Section 368(a) (I) (A) of the Internal Revenue Code of 1986, as amended (the "Code").

         C. For accounting purposes, it is intended that the Merger shall be accounted for as a purchase.

         D. The parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

         E. Concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Acquiror's willingness to enter into this Agreement, each of the directors of FAFC has entered into a shareholder agreement (a "Shareholder Agreement") in the form attached hereto as Exhibit A.

         Accordingly, and in consideration of the representations, warranties, covenants, agreements and conditions herein contained, the parties hereto agree as follows:

                                   ARTICLE ONE
                                   -----------
                         TERMS OF THE MERGER AND CLOSING
                         -------------------------------

         SECTION 1.01. MERGER; SURVIVING CORPORATION. Subject to the terms and conditions of this Agreement, and pursuant to the provisions of the Delaware General Corporation Law ("DGCL"), the Home Owners' Loan Act ("HOLA") and the rules and regulations promulgated thereunder (the "Thrift Regulations"), the following shall occur:

                  At the Effective Time (as hereinafter defined), FAFC will be merged with and into Acquiror in accordance with the DGCL pursuant to the terms of this Agreement. Upon completion of the Merger, the separate existence of FAFC shall cease and Acquiror shall continue as the surviving corporation. The name of Acquiror, as the surviving corporation, shall remain "Camco Financial Corporation." From and after the Merger, Acquiror, as the surviving corporation, shall possess all assets and property of every description, and every interest in the assets and property, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as a private nature, of Acquiror and FAFC, and all obligations belonging or due to each of them.

         SECTION 1.02. EFFECTIVE TIME OF THE MERGER. As soon as practicable after each of the conditions set forth in Article Six hereof has been satisfied or waived, Acquiror and FAFC will file or cause to be filed a Certificate of Merger with the Secretary of State of Delaware for the Merger, which Certificate of Merger shall be in the form required by and executed in accordance with the applicable provisions of the DGCL; provided, however, if a record date for a dividend on Acquiror Common (as hereinafter defined) would otherwise fall after the date on which each of the conditions set forth in Article Six hereof has been satisfied or waived but before such Effective Time, the parties shall use their reasonable best efforts (without any requirement that any party waive any condition set forth in Article Six) to cause the Effective Time to occur on or before such record date. The Merger shall become effective at the time specified in the Certificate of Merger as filed with the Secretary of State of Delaware (the "Effective Time").

         SECTION 1.03.  MERGER.

        (a)     (i)     Each common share of FAFC, $.01 par value per share
(the "FAFC Common"), issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares, as defined in Section 1.03(b) below) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a right to receive $9.00 in cash and 0.64278 of a share of the common stock of Acquiror, $1.00 par value per share (the "Acquiror Common") (subject to possible adjustment as set forth in Section 1.03(a)(iii),
Section 1.03(a)(iv) and Section 1.03(a)(v) below) (the "Per Share Merger Consideration") from Acquiror, without any interest thereon from the Effective Time until the time of payment. No fractional shares will be issued, and cash will be paid in lieu of fractional shares based on the Market Value (as hereinafter defined).

                        The holders of certificates representing shares of FAFC Common shall cease to have any rights as stockholders of FAFC as of the Effective Time, except such rights, if any, as they may have pursuant to the DGCL and except as set forth in Section 1.03(c)(iv). Except as provided below with respect to Dissenting Shares, until certificates representing shares of FAFC Common are surrendered for exchange, each such certificate shall, after the Effective Time, represent for all purposes only the right to receive the Per Share Merger Consideration for the number of shares represented by such certificate.

                (ii) In the event that prior to the Effective Time the outstanding shares of Acquiror Common shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in Acquiror's capitalization, all without Acquiror receiving consideration therefor, then an appropriate proportional adjustment shall be made in the number and kind of shares of Acquiror Common to be thereafter delivered pursuant to this Agreement.

                (iii) In the event that the Market Value of Acquiror Common on the Closing Date (as hereinafter defined) would cause the cash portion of the total merger consideration to exceed the stock portion as determined by Acquiror based on the Market Value after giving effect to Dissenting Shares, the cash portion of the Per Share Merger Consideration shall be reduced and the Acquiror Common portion shall be increased in such amounts as to ensure that the stock portion exceeds the cash portion. The Market Value shall be the average of the bid and asked price quotes of Acquiror Common on the last day of trading of Acquiror Common prior to the Closing Date. In the event a change in the allocation of cash and Acquiror Common is required hereby, the proportion of stock shall be 52% and cash 48% after taking into account the cash necessary for Dissenting Shares.

                (iv) The Per Share Merger Consideration shall be adjusted at closing in the event that the actual (if completed by the Closing Date) or estimated cost of clean-up and remediation (the "Remediation Cost"), if any, of properties owned by FAFC or Target Bank in Ashland, Kentucky and Russell, Kentucky on which are located the main office and a branch office of Target Bank exceed or exceeded $25,000. In such event, the cash portion of the Per Share Merger Consideration shall be reduced by an amount equal to 130% of the quotient of (x) the Remediation Cost divided by (y) the number of outstanding shares of FAFC Common. For purposes of this Section 1.03(a)(iv), the Remediation Cost shall be either (A) the actual or estimated cost of clean-up and remediation if, in the opinion of Acquiror's independent auditors, the Remediation Cost is deductible for state and federal tax purposes, or (B) the after-tax cost of actual or estimated cost clean-up and remediation, if in the opinion of Acquiror's independent auditors, the Remediation Cost is deductible for state and federal tax purposes.

                        Acquiror and FAFC shall, upon execution hereof, jointly retain an expert or experts to examine and study the properties in question and to conduct such tests as said expert or experts deem appropriate to determine what remediation and clean-up, if any, is indicated, including cost estimates thereof. Acquiror and FAFC shall each pay 50% of the fees and costs of such expert or experts. In the event that such expert shall provide alternative remediation methods and estimated costs, the amount of Remediation Cost that shall be deducted from the Per Share Merger Consideration shall be based upon the cost of the least costly remediation method required to achieve applicable regulatory standards and consistent with the highest and best use of the property. If the amount of the adjustment to the Per Share Merger Consideration pursuant to this Section 1.03(a)(iv) exceeds $.2734, FAFC and Target Bank shall have the option to terminate this Agreement pursuant to 7.03(ii) without penalty, if Target Bank gives written notice of its intent to terminate the Agreement within thirty (30) days of receipt of the Remediation Cost estimates.

                (v) (A) In the event that the Market Average Price (as hereinafter defined) of Acquiror Common on the Closing Date (or the last date by which the Closing must occur under Section 1.04 of this Agreement) is less than $16.00 per share or more than $20.00 per share, the Per Share Merger Consideration shall be adjusted by adjusting the amount of the Acquiror Common to be received as part of the Per Share Merger Consideration as provided in (B) hereof; provided, however, that if the Market Average Price of Acquiror Common on the Closing Date (or the last date by which the Closing must occur under Section 1.04 of this Agreement), is less than $14.00 per share, FAFC shall have the option to terminate this Agreement without obligation to Acquiror by notice to Acquiror on the Closing Date (or the last date by which the Closing must occur under Section 1.04 of this Agreement), and if the Market Average Price of Acquiror Common on the Closing Date (or the last date by which the Closing must occur under Section 1.04 of this Agreement), is more than $22.00 per share, Acquiror shall have the option to terminate this Agreement without obligation to FAFC or Target Bank by notice to FAFC on the Closing Date (or the last date by which the Closing must occur under Section 1.04 of this Agreement). If the Market Average Price on the Closing Date (or the last date by which the Closing must occur under Section 1.04 of this Agreement), is greater than $22.00 or less than $14.00 and the appropriate party does not elect to terminate this Agreement, the amount of Acquiror Common to be received as part of the Per Share Merger Consideration shall be computed as herein provided based upon $14.00 or $22.00, as applicable, irrespective of the Market Average Price.

                (B)     (I)     If the Market Average Price is less than
$16.00, the amount of Acquiror Common to be received as part of the Per Share Merger Consideration shall be the quotient, carried to five decimal places, of
(x) 11.57 divided by (y) 18 minus the difference between 16 and the Market Average Price.

                        (II) If the Market Average Price is greater than $20.00, the amount of Acquiror Common to be received as part of the Per Share Merger Consideration shall be the quotient, carried to five decimal places, of (x) 11.57 divided by (y) 18 plus the difference between 20 and the Market Average Price.

                (C) The Market Average Price shall be the average of the bid and asked price quotes of Acquiror Common on the Nasdaq National
Market ("Nasdaq") for the 20 consecutive full trading days ending on the day prior to the Closing Date.

        (b) DISSENTING SHARES. Any shares of FAFC Common held by a holder who dissents from the Merger in accordance with Section 262 of the DGCL shall be herein called "Dissenting Shares." Notwithstanding any other provision of this Agreement, any Dissenting Shares shall not, after the Effective Time of the Merger, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to the DGCL.

        (c)     EXCHANGE OF FAFC COMMON.

                (i) As soon as practicable after the Effective Time of the Merger, holders of record of certificates formerly representing shares of FAFC Common (the "Certificates") shall be instructed to tender such Certificates to Acquiror or, at the election of the Acquiror, to an exchange agent designated by Acquiror (the "Exchange Agent"), pursuant to a letter of transmittal that Acquiror shall deliver or cause to be delivered to such holders. Such letters of transmittal shall specify that risk of loss and title to Certificates shall pass only upon delivery of such Certificates as specified in the letter of transmittal.

                (ii) After the Effective Time of the Merger, each holder of a Certificate that surrenders such Certificate to Acquiror or, at the election of Acquiror, to the Exchange Agent, will, upon acceptance thereof by Acquiror or the Exchange Agent, be entitled to the Per Share Merger Consideration for the number of shares represented by such Certificate, which shall be paid promptly (but in no event later than five business days) after acceptance of such Certificate.

                (iii) Acquiror or, at the election of Acquiror, the Exchange Agent shall accept Certificates upon compliance with such reasonable terms and conditions as Acquiror or the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Certificates shall be appropriately endorsed or accompanied by such instruments of transfer as Acquiror or the Exchange Agent may require.

                (iv) Each outstanding Certificate shall, until duly surrendered to Acquiror or the Exchange Agent, be deemed to evidence the right to receive the Per Share Merger Consideration for the number of shares represented by such Certificate. No dividends or other distributions declared on or after the Effective Time with respect to Acquiror Common payable to the holders of record thereof on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Acquiror Common represented thereby until the holder of record shall surrender such Certificate. Subject to the effect, if any, of applicable law, after the subsequent surrender and exchange of a Certificate, the holder thereof shall be entitled to receive any such dividends or distributions, without interest thereon, which theretofore became payable with respect to Acquiror Common represented by such Certificate. All dividends or other distributions declared on or after the Effective Time with respect to Acquiror Common and payable to the holders of record thereof on or after the Effective Time which are payable to the holder of a Certificate not theretofore surrendered and exchanged for Acquiror Common pursuant to this Section 1.03 shall be paid or delivered by Acquiror to the Exchange Agent, in trust, for the benefit of such holders. All such dividends and distributions held by the Exchange Agent for payment or delivery to the holders of unsurrendered Certificates unclaimed at the end of one year from the Effective Time shall be repaid or redelivered by the Exchange Agent to the Acquiror after which time any holder of Certificates who has not theretofore surrendered such Certificates to the Exchange Agent, subject to applicable law, shall look as a general creditor only to Acquiror for payment or delivery of such dividends or distributions, as the case may be, subject to applicable escheat or unclaimed property laws. Any shares of Acquiror Common delivered or made available to the Exchange Agent pursuant to this
Section 1.03 and not exchanged for Certificates within one year after the Effective Time pursuant to this Section 1.03 shall be returned by the Exchange Agent to Acquiror which shall thereafter act as Exchange Agent subject to the rights of holders of unsurrendered Certificates under this Article One.

                        (v) After the Effective Time of the Merger, holders of Certificates shall cease to have rights with respect to the FAFC Common previously represented by such Certificates, and their sole rights shall be to exchange such Certificates for the Per Share Merger Consideration for the number of shares represented by such Certificate. After the Effective Time of the Merger, there shall be no further transfer on the records of FAFC of Certificates, and if any Certificates are presented to FAFC for transfer, they shall be canceled in exchange for the Per Share Merger Consideration for the number of shares represented by such Certificates. Acquiror shall not be obligated to deliver the Per Share Merger Consideration to any former holder of FAFC Common until such holder surrenders the Certificates as provided herein. Neither the Exchange Agent nor any party to this Agreement nor any affiliate thereof shall be liable to any holder of FAFC Common represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. FAFC and the Exchange Agent shall be entitled to rely upon the stock transfer books of FAFC to establish the identity of those persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Acquiror and the Exchange Agent shall be entitled to deposit any consideration in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

                        (vi) If the Per Share Merger Consideration is to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to Acquiror or the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Acquiror or the Exchange Agent that such tax has been paid or is not applicable.

                        (vii) In the event any Certificate shall have been lost, stolen or destroyed, the owner of such lost, stolen or destroyed Certificate shall deliver to Acquiror or the Exchange Agent an affidavit stating such fact, in form satisfactory to Acquiror, and, at Acquiror's discretion, a bond in such reasonable sum as Acquiror or the Exchange Agent may direct as indemnity against any claim that may be made against Acquiror or Target Bank or its successor or any other party with respect to the Certificate alleged to have been lost, stolen or destroyed. Upon such delivery, the owner shall have the right to receive the Per Share Merger Consideration with respect to the shares represented by the lost, stolen or destroyed Certificate.

                (d) Certificate of Incorporation and By-laws of Acquiror as the Surviving Corporation. The Certificate of Incorporation and By-laws of Acquiror, as in effect immediately prior to the Effective Time of the Merger, shall be the Certificate of Incorporation and By-laws of the surviving corporation of the Merger, until either is thereafter amended in accordance with applicable law.

                (e) Shares Held by Acquiror or FAFC. All treasury shares held by FAFC and all FAFC shares owned by Acquiror for its own account shall be cancelled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

        SECTION 1.04. CLOSING. Subject to the provisions of this Agreement, the closing of the Merger (the "Closing") shall take place on or before the thirtieth day after the satisfaction of the last to be satisfied of the conditions set forth in Section 6.01(d), (o) and (p). The date, time and location of the Closing shall be as designated in writing by Acquiror to FAFC; provided, however, that (i) the Closing shall not occur prior to October 1, 1996; and (ii) if a record date for a dividend on Acquiror Common would otherwise fall after the date on which each of the conditions set forth in Article Six hereof has been satisfied or waived but before such Closing occurs, the parties shall use their reasonable best efforts (without any requirement that any party waive any condition set forth in Article Six) to cause the Closing to occur on or before such

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

record date. The date on which the Closing actually occurs is herein referred to as the "Closing Date". Time is of the essence for Closing.

        SECTION 1.05. ACTIONS AT CLOSING.

                  (a) At the Closing, FAFC and Target Bank shall deliver to Acquiror:

                           (i)      A certificate signed by an appropriate
officer of FAFC and Target Bank stating that all of the conditions set forth in Sections 6.01(a), (b), (c), as it relates to FAFC and Target Bank approvals,
(d), (f), (g), (h), (i), (m), (n), (r) and (s) of this Agreement (but, as to
Section 6.01(d), relating only to approvals which FAFC or Target Bank is required by law to obtain and as to Section 6.01(g) relating only to FAFC) have been satisfied or waived as provided therein;

                           (ii)     A certified copy of the resolutions of
FAFC's Board of Directors and stockholders, as required for valid approval of the execution of this Agreement;

                           (iii)    Certificates of the Delaware Secretary of
State and the Office of Thrift Supervision (the "OTS"), each dated a recent date, as to the good standing of FAFC and the valid corporate existence of Target Bank, respectively, and a certificate of the Federal Deposit Insurance Corporation ("FDIC"), dated a recent date, as to the existence of deposit insurance of Target Bank;

                           (iv)     A legal opinion from counsel for FAFC and
Target Bank, in form reasonably acceptable to Acquiror's counsel, opining with respect to the matters listed on Exhibit B hereto; and

                           (v)      A Certificate of Merger for the Merger,
executed by FAFC and in proper form for filing with the Delaware Secretary of State.

                  (b)      At the Closing, Acquiror shall deliver to FAFC:

                           (i)      A certificate signed by an appropriate
officer of Acquiror stating that all of the conditions set forth in Sections 6.02(a), (b), (c), (d), (f), (g) and (l) of this Agreement (but, as to Section 6.02(d), excluding the approval of FAFC's Board of Directors and stockholders) have been satisfied;

                           (ii)     A certified copy of the resolutions of
Acquiror's Board of Directors and stockholders authorizing the execution of this Agreement and the consummation of the transactions contemplated hereby; and

                           (iii)    A legal opinion from counsel for Acquiror,
in form reasonably acceptable to FAFC's counsel, opining with respect to the matters listed on Exhibit C hereto.

                           (iv)     A Certificate of Merger for the Merger,
executed by Acquiror and in proper form for filing with the Delaware Secretary of State.

                           (v)      A certificate  signed by an appropriate
officer of Acquiror with respect to the adjustment to the Per Share Merger Consideration pursuant to Section 1.03(a)(iv) of this Agreement.

                                   ARTICLE TWO
                                   -----------
             REPRESENTATIONS AND WARRANTIES OF FAFC AND TARGET BANK
             ------------------------------------------------------

        FAFC and Target Bank hereby make the following representations and warranties:

        SECTION 2.01. ORGANIZATION AND CAPITAL STOCK.

                (a) FAFC is a corporation organized under the DGCL and Target Bank is a federal stock savings bank, organized under the HOLA, and each is duly organized and validly existing (and, in the case of FAFC, in good standing) under the laws of the State of Delaware and the United States, respectively, with full corporate power and all necessary governmental authorizations to own all of its properties and assets, to incur all of its liabilities and to carry on its business as presently conducted. The minute books of each contain complete and accurate records of all meetings and other corporate actions of their respective Boards of Directors and stockholders, including committees of Boards of Directors.

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

Attached as Section 2.01(a) of that certain confidential writing delivered by FAFC to Acquiror concurrently with the delivery and execution of this Agreement (the "Disclosure Schedule") are copies of the Certificate of Incorporation of FAFC and Charter of Target Bank certified by the Secretary of State of the State of Delaware and the OTS, respectively, a copy of the By-laws of FAFC certified by the Secretary of FAFC and a copy of the By-laws of Target Bank certified by the Secretary of Target Bank.

                (b) The authorized capital stock of FAFC consists of 2,000,000 shares of FAFC Common, par value $.01, of which, as of the date hereof, 1,463,039 shares are issued and outstanding, including 54,289 shares held by the RRP (as hereinafter defined), and 100,000 preferred shares, par value $.01, none of which is issued and outstanding. In addition, 129,598 shares of FAFC Common are reserved for issuance upon exercise of outstanding stock options. The weighted average exercise price of such options is $14.25 per share. All of the issued and outstanding shares of FAFC Common are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of FAFC Common has been issued in violation of any preemptive or other rights of the current or past stockholders of FAFC. Each Certificate representing shares of FAFC Common issued by FAFC in replacement of any Certificate theretofore issued by it which was claimed by the record holder thereof to have been lost, stolen or destroyed, if any, was issued by FAFC only upon receipt of an affidavit of lost stock Certificate and a bond sufficient to indemnify FAFC against any claim that may be made against it on account of the alleged loss, theft or destruction of any such Certificate or the issuance of such replacement Certificate.

                        The authorized capital stock of Target Bank consists of 2,000,000 shares of Target Bank common stock, par value $.01 per share (the "Target Bank Common"), of which 1,408,750 shares are issued and outstanding and held by FAFC and 100,000 preferred shares, none of which is issued and outstanding. Such shares are held by FAFC free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever.

                        The deposits of Target Bank are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"). Target Bank is a member of the Federal Home Loan Bank of Cincinnati ("FHLB Cincinnati"). Target Bank is a "domestic building and loan association" as defined in Section 7701(a) (19) of the Code and a "qualified thrift lender" as defined in 12 U.S.C. ss. 1467a(m) and the Thrift Regulations.

                (c) Except as set forth in Section 2.01(b) of this Agreement, there are no shares of capital stock or other equity securities of FAFC or Target Bank outstanding and no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible in or exchangeable for, shares of the capital stock of FAFC or Target Bank, or contracts, commitments, understandings or arrangements by which FAFC or Target Bank is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

        SECTION 2.02. AUTHORIZATION; NO DEFAULTS.

                (a) The Board of Directors of FAFC and the Board of Directors of Target Bank each has, by all appropriate action, approved this Agreement and authorized the execution and delivery hereof on its behalf by its duly authorized officers and the performance by FAFC and Target Bank of its respective obligations hereunder.

                (b) This Agreement has been duly and validly executed and delivered by FAFC and Target Bank and constitutes a legal, valid and binding obligation of FAFC and Target Bank, enforceable against each in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or other laws affecting creditors' rights generally or the rights of creditors of savings institutions the accounts of which are insured by the FDIC or laws relating to the safety and soundness of insured financial institutions and by judicial discretion in applying principles of equity. Neither FAFC nor Target Bank is in default under or in violation of any provision of its respective Certificate of Incorporation, Charter or By-laws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement of FAFC or Target Bank, except for defaults and violations which will not have a material adverse effect on the operations, business or financial condition of FAFC and Target Bank, taken as a whole. No other corporate proceeding of FAFC or Target Bank is required for approval of this Agreement and the Merger or the performance of FAFC's or Target Bank's obligations under this Agreement other than approval of this Agreement by the holders of at least the minimum portion of the outstanding shares of FAFC required under the DGCL and FAFC's Certificate of Incorporation for approval of the Merger (the "Minimum Portion"). Except for the requisite approvals of the OTS ("Regulatory Approvals"), and filings with the OTS and the Secretary of State of Delaware, no notice to, filing with, authorization by, or consent or approval of, any federal or state regulatory authority or other third party is necessary for the execution and delivery of this Agreement by FAFC or Target Bank or consummation of the Merger by FAFC or Target Bank.

                (c) Neither the execution and delivery of this Agreement nor the consummation of the Merger, nor compliance by FAFC and Target Bank with the provisions of this Agreement will (i) conflict with or result in a breach of the Certificate of Incorporation, Charter or By-laws of FAFC or Target Bank; (ii) except as set forth in Section 2.02(c) of the Disclosure Schedule, result in a breach or termination of, or accelerate the performance required by, any note, bond, mortgage, lease, agreement or other instrument to which FAFC or Target Bank is a party or may be bound if such note, bond, mortgage, lease, agreement or other instrument is material to the operations, business or financial condition of FAFC or Target Bank or if the breach, termination or acceleration of any note, bond, mortgage, lease, agreement or other instrument would result in a Material Adverse Change to FAFC or Target Bank; or (iii) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to FAFC or Target Bank.

         SECTION 2.03. SUBSIDIARIES; EQUITY INTERESTS. The term "subsidiary" means an organization or entity which is consolidated or is eligible to be consolidated with a party to this Agreement for financial reporting purposes. Except for Target Bank and First S & L Corporation, FAFC has no subsidiaries. The only subsidiary of Target Bank is First S & L Corporation. Except for shares of Target Bank Common owned by FAFC and shares of stock of First S & L Corporation and stock of the FHLB Cincinnati owned by Target Bank, or as set forth in Section 2.03 of the Disclosure Schedule, neither FAFC nor Target Bank owns, beneficially or otherwise, any shares of Equity Securities (as defined below) or similar interests of any corporation, bank, business trusts, association or similar organization. "Equity Securities" of an issuer means capital stock or other equity securities of such issuer, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such issuer, or contracts, commitments, understandings or arrangements by which such issuer is or may become bound to issue additional shares of its capital stock or other equity securities of such issuer, or options, warrants, scrip or rights to purchase, acquire, subscribe to, calls on or commitments for any shares of its capital stock or other equity securities. Neither FAFC nor Target Bank is a party to any partnership or joint venture.

         SECTION 2.04. FINANCIAL INFORMATION. The consolidated statements of financial condition of FAFC and Target Bank as of September 30, 1995 and 1994 and related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three fiscal years then ended, together with the notes thereto, and the unaudited consolidated statements of financial condition of FAFC as of December 31, 1995 and the related unaudited consolidated statements of operations, statements of changes in stockholders' equity and statements of cash flows for the three (3) months then ended, all of which are included in Section 2.04 of the Disclosure Schedule (together, the "FAFC Financial Statements"), have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis except as disclosed therein and fairly present in all material respects the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of FAFC as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which are material, and the absence of footnotes). The books and records of FAFC and Target Bank have been and are being maintained in accordance with applicable legal and accounting requirements. Neither FAFC nor Target Bank is aware of any event or circumstances, or series of events or circumstances, which is reasonably likely to result in a Material Adverse Change (as defined in Section 2.05 of this Agreement) to FAFC or Target Bank.

         SECTION 2.05. ABSENCE OF CHANGES.

                (a) The term "Material Adverse Change" shall mean a material adverse change in the consolidated financial condition, results of operations, assets, deposit liabilities or business (including its future prospects) of an entity, other than changes resulting from or attributable to reasonable expenses incurred in connection with the transactions contemplated by this Agreement and the Merger; provided that the term "Material Adverse Change" shall exclude a change with respect to, or effect on, such entity and its subsidiaries, taken as a whole, resulting from any matter affecting depository institutions generally (including, without limitation, financial institutions and their holding companies) including, without limitation, changes in general economic conditions and changes in prevailing interest and deposit rates, and any reduction in the net income or stockholders' equity attributable to (i) any special assessment of up to .95% of deposits levied against financial institutions which are insured by the SAIF or (ii) any recapture of bad debt reserves attributable to any federal legislation eliminating or altering the exclusion from taxable federal income of bad debt reserves of thrift institutions. Since December 31, 1995 to the date hereof, FAFC on a consolidated basis has not experienced or suffered a Material Adverse Change.

                (b) Since September 30, 1995, neither FAFC nor Target Bank has, except as set forth in Section 2.05 of the Disclosure Schedule, (i) issued or sold any corporate debt securities; (ii) declared or set aside or paid any dividend (other than the cash dividend to be paid on February 28, 1996 and disclosed at Section 4.01(a) hereof) or other distribution in respect of its capital stock (or other ownership interests); (iii) incurred any material obligation or liability (absolute or contingent), except obligations or liabilities incurred in the ordinary course of business; (iv) mortgaged, pledged or subjected to lien or encumbrance (other than statutory liens for taxes not yet delinquent and landlord liens) any of its assets or properties except pledges to secure government deposits, FHLB advances and in connection with repurchase or reverse repurchase agreements; (v) discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities included in FAFC's balance sheet as of September 30, 1995, and current liabilities incurred since the date thereof in the ordinary course of business; (vi) sold, exchanged or otherwise disposed of any of its assets other than in the ordinary course of business; (vii) made or modified any general wage or salary increase other than in the ordinary course of business consistent with past practices, entered into or modified any employment contract with any officer or salaried employee or instituted, modified or changed the contribution level to any employee welfare, bonus, stock option, profit sharing, retirement or similar plan or arrangement; (viii) suffered any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting its business, property or assets or waived any rights of value that are material in the aggregate, considering its business taken as a whole; (ix) entered, or agreed to enter, into any agreement or arrangement granting any preferential right to purchase any of its assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such assets, properties or rights; (x) entered into any transaction outside the ordinary course of business; or (xi) sold or otherwise disposed of any of its securities except in the ordinary course or business.

        SECTION 2.06. REGULATORY ENFORCEMENT MATTERS. Neither FAFC nor Target Bank is subject to, or has received any notice or advice that it is not in substantial compliance with any statute or regulation, or that it is or may become subject to any order, agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of savings banks or savings associations or engaged in the insurance of deposits or any other governmental agency having supervisory or regulatory authority with respect to FAFC or Target Bank, and FAFC and Target Bank have received no notice from any governmental authority threatening to revoke any license, franchise, permit or governmental authorization.

        SECTION 2.07. TAX MATTERS.

                (a) FAFC and Target Bank have filed all federal, state and local tax returns and reports due with respect to any of their employees, depositors, borrowers, operations, businesses or properties in a timely fashion and have paid or made provision for all amounts due or claimed to be due. All such returns and reports fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in the FAFC Financial Statements were made in accordance with GAAP and provide for anticipated tax liabilities including interest and penalties. There are no federal, state or local tax returns or reports not filed which would be due but for an extension of time for filing having been granted, except as disclosed in
Section 2.07(a) of the Disclosure Schedule.

                (b) Neither FAFC nor Target Bank has executed or filed with the Internal Revenue Service ("IRS") or any state or local tax authority any agreement extending the period for assessment and collection of any tax, nor is FAFC or Target Bank a party to any action or proceeding by any governmental authority for assessment or collection of taxes, except tax liens or levies against customers of Target Bank. There is no outstanding assessment or claim for collection of taxes against FAFC or Target Bank. Neither FAFC nor Target Bank has received any notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental agency with respect to any federal, state or local taxes. No tax return of FAFC or Target Bank is currently the subject of any audit by the IRS or any other governmental agency. No material deficiencies have been asserted in connection with the tax returns of FAFC or Target Bank, and FAFC and Target Bank have no reason to believe that any deficiency would be asserted relating thereto. Except as disclosed in Section 2.07(b) of the Disclosure Schedule, (i) neither FAFC nor Target Bank has ever been a member of an "affiliated group of corporations" (within the meaning of Section 1504(a) of the Code) filing consolidated returns, other than the affiliated group of which FAFC is the parent; and (ii) neither FAFC nor Target Bank is a party to any tax-sharing agreement.

        SECTION 2.08. LITIGATION. Except as disclosed in Section 2.08 of the Disclosure Schedule, there is no litigation, claim or other proceeding pending or, to the knowledge of FAFC or Target Bank, threatened, against FAFC or Target Bank, or any of their respective directors or officers, or to which the property of FAFC or Target Bank is or would be subject, involving a claim in excess of $10,000 per claim or $50,000 in the aggregate. Each of FAFC and Target Bank has taken all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters (other than matters arising in connection with this Agreement and the transactions contemplated hereby) occurring prior to the Effective Time of the Merger that are known to either. Each matter as to which FAFC or Target Bank has given notice to the insurer under a directors and officers liability policy is described in Section 2.08 of the Disclosure Schedule.

        SECTION 2.09. EMPLOYMENT AND SEVERANCE AGREEMENTS. Except as disclosed in Section 2.09 of the Disclosure Schedule, neither FAFC nor Target Bank is a party to or bound by any agreement or policy for the employment, retention or engagement of any officer, employee, agent, consultant or other person or entity, any employment or severance agreement or policy, or agreement, policy or arrangement to provide post-retirement, post-termination or change-of-control benefits, by acceleration or otherwise, to any current or former officer, employee or director. A true, accurate and complete copy of each such agreement, policy and arrangement is included in Section 2.09 of the Disclosure Schedule.

        SECTION 2.10. REPORTS. FAFC and Target Bank each has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the OTS, (ii) the FDIC, (iii) any applicable state securities or banking or savings and loan authorities, and (iv) any other governmental authority with jurisdiction over FAFC or Target Bank, except as may be disclosed in Section 2.10 of the Disclosure Schedule or, to the extent that any report or statement has not been filed, such failure will not have a material adverse effect on FAFC's or Target Bank's regulatory compliance status. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        SECTION 2.11. LOAN PORTFOLIO. Except as may be disclosed in Section
2.11 of the Disclosure Schedule, (i) all loans shown on the FAFC Financial Statements at September 30, 1995, or which were entered into after September 30, 1995, but before the Effective Time of the Merger, were and will be made for good, valuable and adequate consideration in the ordinary course of the business of Target Bank and its subsidiary, in accordance with sound banking practices, and are not subject to any known defenses, set-offs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity; (ii) to the knowledge of FAFC and Target Bank, the notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be what they purport to be and enforceable in all material respects in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles; and (iii) FAFC and Target Bank have complied and will prior to the Effective Time comply with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan.

        SECTION 2.12. EMPLOYEE MATTERS AND ERISA.

                  (a) Neither FAFC nor Target Bank has entered into any collective bargaining agreement with any labor organization with respect to any group of employees of FAFC or Target Bank, and to the knowledge of FAFC and Target Bank there is no present effort nor existing proposal to attempt to unionize any group of employees of FAFC or Target Bank.

                  (b) Except as may be disclosed in Section 2.12(b) of the Disclosure Schedule, (i) FAFC and Target Bank are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and neither FAFC nor Target Bank is engaged in any unfair labor practice; (ii) there are no unfair labor practice charges or other complaints by any employee or former employee of either FAFC or Target Bank pending before any governmental agency and there are no administrative charges or court complaints against FAFC or Target Bank concerning alleged employment discrimination or other employment related matters pending or threatened before the U.S. Equal Employment Opportunity Commission or any state or federal court or agency; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of FAFC and Target Bank, threatened against or directly affecting FAFC or Target Bank; and (iv) neither FAFC nor Target Bank has experienced any work stoppage or other labor difficulty.

                (c) Except as may be disclosed in Section 2.12(c) of the Disclosure Schedule, neither FAFC nor Target Bank maintains, contributes to or participates in or has any liability under any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any nonqualified employee benefit plans or deferred compensation, bonus, stock or incentive plans, or other employee benefit or fringe benefit programs for the benefit of former or current directors or employees of FAFC or Target Bank (the "Employee Plans"). No present or former director, employee or fiduciary of FAFC or Target Bank has been charged with breaching or has breached a fiduciary duty under any of the Employee Plans. Except as may be disclosed in Section 2.12(c) of the Disclosure Schedule, neither Target Bank nor any of its subsidiaries participates in, nor has it participated in, nor has it any present or future obligation or liability under, any multi-employer plan (as defined at Section 3(37) of ERISA). Except as may be disclosed in Section 2.12(c) of the Disclosure Schedule, neither Target Bank nor any of its subsidiaries maintains, contributes to, or participates in, any plan that provides health, major medical, disability or life insurance benefits to former employees of FAFC or Target Bank except as provided in Section 4980B of the Code.

                (d) Except as set forth in Section 2.12(d) of the Disclosure Schedule, neither FAFC nor Target Bank maintains, or has maintained during the past ten (10) years, any Employee Plans subject to Title IV of ERISA or Section 412 of the Code. No reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any Employee Plans as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. No claim is pending, and FAFC and Target Bank have not received notice of any threatened or imminent claim, with respect to any Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which FAFC or Target Bank or its subsidiary would be liable after September 30, 1995, except as set forth in Section 2.12(d) of the Disclosure Schedule. FAFC and Target Bank do not have any liabilities for excise taxes under Sections 4971, 4975, 4976, 4977, 4979, or 4980B of the Code or for a fine under Section 502 of ERISA with respect to any Employee Plan. All Employee Plans have been operated, administered and maintained in accordance with the terms thereof and in material compliance with the requirements of all applicable laws, including, without limitation, ERISA and the Code to the extent applicable.

         SECTION 2.13.  TITLE TO PROPERTIES; INSURANCE; PERSONAL PROPERTY.

                (a) FAFC and Target Bank have marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable, liens, charges or encumbrances explicitly reflected in the FAFC Financial Statements and easements, rights-of-way, and other restrictions which are not material to the current use, value or marketability of the property and further excepting in the case of Real Estate Owned ("REO"), as such real estate is internally classified on the books of Target Bank, rights of redemption under applicable law) to all real properties reflected on the FAFC Financial Statements or acquired subsequent to the date thereof. All leasehold interests held by FAFC or Target Bank in real estate are held pursuant to lease agreements which are valid and enforceable in accordance with their terms subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. All such owned real properties comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto, and there are no condemnation proceedings pending or, to the knowledge of either FAFC or Target Bank, threatened with respect to such properties. FAFC and Target Bank each have valid title or other rights under licenses to all material intangible personal or intellectual property used in their respective businesses, free and clear of any claim, defense or right of any other person or entity which is material to such property, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not materially adversely interfere with the use of such property.

                (b) All material insurable properties owned or held by FAFC or Target Bank are insured by financially sound and reputable insurers in amounts deemed adequate by the senior management of Target Bank and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with thrift institutions of similar size. FAFC and Target Bank have delivered to Acquiror as part of Section 2.13(b) of the Disclosure Schedule true, accurate and complete copies of all insurance policies and fidelity bonds of FAFC and Target Bank. There are no outstanding claims alone or in the aggregate in excess of Ten Thousand Dollars ($10,000) with respect to FAFC or Target Bank under such bonds and insurance policies, and neither FAFC nor Target Bank is aware of any acts of dishonesty or losses which would form the basis of a material claim under such bonds or insurance coverage. Each such policy is in full force and effect, with all premiums due thereon on or prior to the Closing Date having been paid as and when due. Neither FAFC nor Target Bank has been notified that its fidelity or insurance coverage will not be renewed by the carrier on substantially the same terms as the existing coverage.


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

                (c) All of the personal property reflected in the FAFC Financial Statements as being owned by FAFC or Target Bank is owned free and clear of any lien, encumbrance, right of first refusal, options or other restrictions, and all such personal property is in good condition and repair (ordinary wear and tear excepted) and is sufficient to carry on the business of FAFC or Target Bank as it is presently conducted.

        SECTION 2.14. ENVIRONMENTAL MATTERS.

                (a) As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations as in effect from time to time in all jurisdictions in which FAFC and Target Bank have done business or owned or leased property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

                        For purposes of this Agreement, "Hazardous Substances" means (i) any "hazardous substance" as defined in Section 101(14) of CERCLA or regulations promulgated thereunder; (ii) any "solid waste," "hazardous waste," or "infectious waste," as such terms are defined in any Environmental Law; (iii) asbestos, urea formaldehyde, polychlorinated biphenyls ("PCBs"), nuclear fuel or material, chemical waste, radioactive material, explosives, known carcinogens, petroleum products and by-products, and other dangerous, toxic or hazardous pollutants, contaminants, chemicals, materials or substances listed or identified in, or regulated by, any Environmental Law; and (iv) any additional substances or materials which are classified or considered to be hazardous or toxic under any Environmental Law.

                (b) To the actual knowledge of the current senior executive officers of FAFC and Target Bank, without any duty to make inquiry into books and records, (i) neither the conduct nor operation of FAFC or Target Bank, nor any condition of any property currently leased, ever owned (including, without limitation, REO), or ever operated by either of them ("Real Property") materially violates or materially violated any Environmental Laws and (ii) no condition or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, would constitute a material violation of Environmental Laws or obligate (or potentially obligate) FAFC or Target Bank to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property. Except as disclosed in Section 2.14(b) of the Disclosure Schedule, to the actual knowledge of the current senior executive officers of FAFC and Target Bank, neither FAFC nor Target Bank has received any notice from any person or entity that FAFC or Target Bank or the operation of any facilities or any property ever owned (including, without limitation, REO), leased or operated by either of them are or were in violation of any Environmental Laws or that any of them are responsible (or potentially responsible) for the cleanup of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

                (c) Except as disclosed in Section 2.14(c) of the Disclosure Schedule, neither FAFC nor Target Bank has received notice or has knowledge that any property in which FAFC or Target Bank has a security interest, lien or other encumbrance violates or violated Environmental Laws in any material respect.

                (d) To the actual knowledge of the current senior executive officers of FAFC and Target Bank, without any duty to make inquiry into books and records, neither FAFC nor Target Bank has caused any Hazardous Substances to be integrated into the Real Properties or any component thereof in such manner or quantity as may reasonably be expected to or in fact would pose an unlawful threat to human health or materially and adversely affect the value of any such Real Properties. To the actual knowledge of the current senior executive officers of FAFC and Target Bank, none of the Real Properties has been used by FAFC or Target Bank for the storage or disposal of Hazardous Substances, except as disclosed in Section 2.14(d) of the Disclosure Schedule or as permitted under Environmental Laws. To the knowledge of FAFC and Target Bank, neither FAFC nor Target Bank has any interest, direct or indirect, in property owned by a third party which is or has been contaminated by Hazardous Substances, except as permitted under Environmental Laws. To the knowledge of FAFC and Target Bank, no property which is subject to such a security interest is or has been so contaminated except for the properties listed in Section 2.14(d) of the Disclosure Schedule, except as permitted under Environmental Laws. To the actual knowledge of the current senior executive officers of FAFC and Target Bank, no Real Property contains or formerly contained underground storage tanks, except as disclosed in Section 2.14(d) of the Disclosure Schedule.

                  (e) Except as disclosed in Section 2.14(e) of the Disclosure Schedule, with respect to each of the nonresidential Real Properties in which FAFC or Target Bank has held within the past 14 years or currently holds indicia of ownership to protect a security interest in the facility (as such terms are defined in 42 U.S.C. sec. 9601 et seq.), FAFC and Target Bank have not, to the actual knowledge of the current senior executive officers of FAFC and Target Bank, without any duty to make inquiry into books and records, "participated in the management of the facility" or otherwise acted in a manner such that Target Bank would lose its statutory exemption from liability under
Section 101(20) (A) of CERCLA and as further defined in the currently vacated Environmental Protection Agency's Final Rule on Lender Liability, 40 C.F.R.
Part 300 Subpart L, sec. 300.1100, 57 FR 18343, April 29, 1992.

         SECTION 2.15. COMPLIANCE WITH LAWS. FAFC and Target Bank each have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects, and such businesses have been and are being conducted in compliance in all material respects with all applicable laws and regulations.

         SECTION 2.16. BROKERAGE. Except for amounts payable to Capital Resources Group, Inc., as disclosed in Section 2.16 of the Disclosure Schedule, there are no claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by FAFC or Target Bank.

         SECTION 2.17. UNDISCLOSED LIABILITIES. Except for (i) liabilities and obligations fully reflected, disclosed or provided for in the FAFC Financial Statements as of September 30, 1995 (including related notes), and (ii) liabilities and obligations incurred since September 30, 1995 in the ordinary course of business or related to the transaction contemplated by this Agreement, and (iii) liabilities and obligations fully disclosed in Section 2.17 of the Disclosure Schedule, neither FAFC nor Target Bank has any material liabilities or obligations, whether absolute, known or unknown, accrued or unaccrued, contingent or otherwise (and there is no asserted or unasserted claim against FAFC or Target Bank giving rise to any such material liabilities or obligations). For purposes of this Section 2.17, the term "liabilities" includes without limitation liabilities as a guarantor and liabilities for taxes, in each case material to the condition of either FAFC or Target Bank.

         SECTION 2.18. STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by FAFC or Target Bank for inclusion in (i) the Joint Proxy Statement (as hereinafter defined), (ii) the Registration Statement (as hereinafter defined) or (iii) any other document to be filed with any regulatory authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed and, with respect to the Registration Statement when it becomes effective, and, with respect to the Joint Proxy Statement when first mailed to the stockholders of FAFC or Acquiror, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the FAFC Stockholders' Meeting or the Acquirors' Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the FAFC Stockholders' Meeting. All documents that FAFC or Target Bank is responsible for filing with any regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

         SECTION 2.19. MATERIAL CONTRACTS.

                  (a) Section 2.19 of the Disclosure Schedule contains a complete and correct list of all written or oral agreements, leases, and other obligations and commitments of the following types, to which either FAFC or Target Bank is a party, or by which any of their respective property is bound, or which has been authorized by FAFC or Target Bank:

                        (i) Promissory note, guaranty, mortgage, security agreement or other evidence of indebtedness (other than deposit accounts) owed by FAFC or Target Bank in an amount in excess of Twenty Five Thousand Dollars ($25,000);

                        (ii)     Partnership or joint venture agreements;

                        (iii)    Employee Plans;

                        (iv)     Insurance contracts or policies;

                        (v) Agreement or commitment for sale or purchase (otherwise than in the ordinary course of business) of any asset for more than Twenty Five Thousand Dollars ($25,000);

                        (vi) Agreements or commitments for any single capital expenditure in excess of Five Thousand Dollars ($5,000) or capital expenditures in excess of Ten Thousand Dollars ($10,000) in the aggregate;

                        (vii) Agreement or other document creating a monetary lien or security interest in excess of Twenty Five Thousand Dollars ($25,000) or other encumbrance relating to any real or personal property owned, rented, or leased by FAFC or Target Bank;

                        (viii) Lease of, commitment to lease and any other agreements relating to the lease or rental of, real or personal property by FAFC or the Target Bank involving an annual payment in excess of Ten Thousand Dollars ($10,000);

                        (ix) Any direct or indirect loan or guaranty of a loan to any director, officer, or 5% stockholder of FAFC or Target Bank or any director or officer of its subsidiary or a spouse or child of such person, or any partnership, corporation, or other entity in which any such director, officer, or stockholder or a spouse or child of such person holds (directly or indirectly) an interest of ten percent (10%) or more; and

                        (x) All other material contracts and commitments not made in the ordinary course of business;

                  (b) Concurrently with its delivery of the Disclosure Schedule, FAFC and Target Bank will deliver complete and correct copies of all written agreements, leases, policies and commitments listed in the Disclosure Schedule, together with all amendments thereto, and a complete and correct written description of all oral agreements listed in Section 2.19 of the Disclosure Schedule.

         SECTION 2.20. LIQUIDATION ACCOUNT. Records have been maintained as required by Thrift Regulations with respect to the Liquidation Account and are current and complete.

                                  ARTICLE THREE
                                  -------------
                   REPRESENTATIONS AND WARRANTIES OF ACQUIROR
                   ------------------------------------------

         Acquiror hereby makes the following representations and warranties:

         SECTION 3.01. ORGANIZATION AND CAPITAL STOCK.

                  (a) Acquiror is a corporation organized under the DGCL and is duly organized and validly existing and in good standing under the laws of the State of Delaware, with full corporate power and all necessary governmental authorizations to own all of its properties and assets, to incur all of its liabilities and to carry on its business as presently conducted. The minute books of Acquiror contain complete and accurate records of all meetings and other corporate actions of its Board of Directors and stockholders, including committees of its Board of Directors. Acquiror has heretofore delivered copies of its Certificate of Incorporation certified by the Secretary of State of the State of Delaware and a copy of the By-laws of Acquiror certified by the Secretary of Acquiror.

                  (b) The authorized capital stock of Acquiror consists of (i) 2,500,000 shares of Acquiror Common, par value One Dollar ($1.00) per share, of which, as of the date of this Agreement, 1,971,477.1 shares were issued and outstanding, and (ii) 100,000 shares of preferred stock, par value One Dollar ($1.00) per share, none of which have been issued or are outstanding. All of the issued and outstanding shares of Acquiror Common are duly and validly issued and outstanding and are fully paid and non-assessable. In addition, 78,738 shares of Acquiror Common are reserved for issuance upon exercise of outstanding stock options, including 73,000 shares which have been awarded under the Camco Financial Corporation 1995 Stock Option and Incentive Plan which will be submitted to the stockholders of Acquiror for approval at Acquiror's 1996 annual meeting of stockholders. The weighted average exercise price of such options is $16.14 per share. None of the outstanding shares of Acquiror Common has been issued in violation of any preemptive or other rights of the current or past stockholders of Acquiror.

                  (c) Except as set forth in Section 3.01(b) of this Agreement, there are no shares of capital stock or other equity securities of Acquiror outstanding and no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible in or exchangeable for, shares of the capital stock of Acquiror, or contracts, commitments, understandings or arrangements by which Acquiror is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

         SECTION 3.02. AUTHORIZATION.

                  (a) The Board of Directors of Acquiror has, by all appropriate action, approved this Agreement and the Merger and authorized the execution and delivery hereof on its behalf by its duly authorized officers and the performance of its obligations hereunder. Except for approval of the Merger by the stockholders of Acquiror and the approval of the authorization of additional common shares as required hereby by the Board of Directors and stockholders of Acquiror in accordance with the DGCL and Acquiror's Certificate of Incorporation, no other corporate proceeding is required for the approval by Acquiror of this Agreement or the Merger or the performance by Acquiror of its obligations under this Agreement.

                  (b) This Agreement has been duly and validly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or other laws affecting creditors' rights generally or the rights of creditors of savings institutions, the accounts of which savings institutions are insured by the SAIF or laws relating to the safety and soundness of insured financial institutions and by judicial discretion in applying principles of equity. Neither Acquiror nor any of its significant subsidiaries (as defined in Section 3.03 of this Agreement) is in default under or in violation of any provision of its respective certificate or articles of incorporation, charter, by-laws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement of any of them which is material to Acquiror, except for defaults and violations which will not have a material adverse effect on the operations, business or financial condition of Acquiror and its significant subsidiaries taken as a whole or on the ability of Acquiror to consummate the transaction contemplated by this Agreement. Except for the Regulatory Approvals and related filings, no notice to, filing with, authorization by, or consent or approval of, any federal or state regulatory authority or other third party is necessary for the execution and delivery of this Agreement by Acquiror or consummation of the Merger by Acquiror.

                  (c) Neither the execution and delivery of this Agreement nor the consummation of the Merger, nor compliance by Acquiror with the provisions of this Agreement, will (i) conflict with or result in a breach of The Certificate of Incorporation or By-laws of Acquiror; (ii) result in a breach of termination of, or accelerate the performance required by, any note, bond, mortgage, lease, agreement or other instrument to which Acquiror is a party or may be bound; or (iii) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Acquiror.

         SECTION 3.03. SUBSIDIARIES. Each of Acquiror's significant subsidiaries (as such term is defined under regulations promulgated by the Securities and Exchange Commission ("SEC")) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and all material licenses, permits and governmental authorizations to own its respective properties and assets, to incur its respective liabilities and to carry on its business as now being conducted. All of the outstanding shares of capital stock of each significant subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any material liens, encumbrances, or security interests of third parties. All of the issued and outstanding shares of each significant subsidiary are duly and validly issued and outstanding and are fully paid and non-assessable.

         SECTION 3.04. FINANCIAL INFORMATION. The consolidated statements of financial condition of Acquiror and its subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, statements of stockholders' equity and statements of cash flows for each of the three fiscal years ended December 31, 1994, together with the notes thereto, and the unaudited consolidated statements of financial condition of Acquiror as of September 30, 1995 and related consolidated statements of income, statements of stockholders' equity and statements of cash flows for the nine (9) months then ended included in Acquiror's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1995, as currently on file with the SEC (together, the "Acquiror Financial Statements"), have been prepared in accordance with GAAP applied on a consistent basis except as disclosed therein and fairly present in all material respects the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of Acquiror and its consolidated subsidiaries as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal, recurring year-end adjustments, none of which are material, and the absence of footnotes). The books and records of Acquiror have been and are being maintained in accordance with applicable legal and accounting requirements. Acquiror is not aware of any event or circumstances, or series of events or circumstances, which is reasonably likely to result in a Material Adverse Change (as defined in Section 2.05 of this Agreement) to Acquiror.

         SECTION 3.05. ABSENCE OF CHANGES. Since September 30, 1995, Acquiror, on a consolidated basis, has not experienced or suffered a Material Adverse Change or entered into any contract agreement or understanding which would adversely affect its ability to perform its obligations under this Agreement; provided, however, that the term "Material Adverse Change" as applied to Acquiror shall also exclude any borrowings incurred by Acquiror in connection with the performance of its obligations under this Agreement.

         SECTION 3.06. LITIGATION. Except for routine litigation regarding the collection of loans or foreclosure of liens in the ordinary course of business of Acquiror, there is no litigation, claim or other proceeding pending or, to the knowledge of Acquiror, threatened, against Acquiror or any of its significant subsidiaries, or any of their respective directors or officers, or to which the property of Acquiror or any of its significant subsidiaries is or would be subject involving a claim in excess of $10,000 per claim or $50,000 in the aggregate. Acquiror has taken all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters (other than matters arising in connection with this Agreement and the transactions contemplated hereby) occurring prior to the Effective Time of the Merger that are known to it.

         SECTION 3.07. COMPLIANCE WITH LAWS. Acquiror and its significant subsidiaries have all licenses, franchises, permits and other government authorizations that are legally required to enable them to conduct their respective businesses in all material respects and are in compliance in all material respects with all applicable laws and regulations.

         SECTION 3.08. BROKERAGE FEES. Except for amounts payable to National Capital Companies, Inc., there are no claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by Acquiror.

         SECTION 3.09. STATEMENTS TRUE AND CORRECT. None of the information relating to Acquiror or its significant subsidiaries included in (i) the Joint Proxy Statement, (ii) the Registration Statement or (iii) any other document to be filed with any regulatory authority in connection with the transaction contemplated hereby, will, at the respective times such documents are filed and, with respect to the Registration Statement, when it becomes effective and, with respect to the Joint Proxy Statement, when first mailed to the stockholders of FAFC or Acquiror, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the FAFC Stockholders' Meeting or the Acquirors' Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact, necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the FAFC Stockholders' Meeting. All documents that Acquiror is responsible for filing with the OTS or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and any rules and regulations thereunder.

         SECTION 3.10. UNDISCLOSED LIABILITIES. Except for (i) liabilities and obligations fully reflected, disclosed or provided for in the Acquiror Financial Statements as of December 31, 1994 (including related notes), and (ii) liabilities and obligations incurred since December 31, 1994 in the ordinary course of business or related to the transaction contemplated by this Agreement, Acquiror has no material liabilities or obligations, whether absolute, known or unknown, accrued or unaccrued, contingent or otherwise (and there is no asserted or unasserted claim against Acquiror giving rise to any such material liabilities or obligations). For purposes of the Section 3.10, the term "liabilities" includes without limitation liabilities as a guarantor and liabilities for taxes, in each case material to the condition of Acquiror.

         SECTION 3.11. REGULATORY ENFORCEMENT MATTERS. Acquiror and its significant subsidiaries are not subject to, nor have they received any notice or advice that any of them is not in substantial compliance with any statute or regulation, or that any of them is or may become subject to any order, agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of savings banks, savings associations or holding companies of savings banks or savings associations or engaged in the insurance of deposits or any other governmental agency having supervisory or regulatory authority with respect to Acquiror or any of its significant subsidiaries, and Acquiror and its significant subsidiaries have received no notice from any governmental authority threatening to revoke any license, franchise, permit or governmental authorization.

         Section 3.12.  Tax Matters.

                  (a) Acquiror and its significant subsidiaries have filed all federal, state and local tax returns and reports due with respect to any of their employees, depositors, borrowers, operations, businesses or properties in a timely fashion and have paid or made provision for all amounts due or claimed to be due. All such returns and reports fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in Acquiror's Financial Statements were made in accordance with GAAP and provide for anticipated tax liabilities including interest and penalties. There are no federal, state or local tax returns or reports not filed which would be due but for an extension of time for filing having been granted.

                  (b) Neither Acquiror nor any of its significant subsidiaries has executed nor filed with the IRS or any state or local tax authority any agreement extending the period for assessment and collection of any tax, nor is Acquiror or any of its significant subsidiaries a party to any action or proceeding by any governmental authority for assessment or collection of taxes, except tax liens or levies against customers of Acquiror or any of its significant subsidiaries. There is no outstanding assessment or claim for collection of taxes against Acquiror or any of its significant subsidiaries. Neither Acquiror nor any of its significant subsidiaries has received any notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental agency, with respect to any federal, state or local taxes. No tax return of Acquiror or any of its significant subsidiaries is currently the subject of any audit by the IRS or any other governmental agency. No material deficiencies have been asserted in connection with the tax returns of the Acquiror or any of its significant subsidiaries, and Acquiror has no reason to believe that any deficiency would be asserted relating thereto.


                                  ARTICLE FOUR
                                  ------------
                       AGREEMENTS OF FAFC AND TARGET BANK
                       ----------------------------------

         SECTION 4.01.  BUSINESS IN ORDINARY COURSE.

                  (a) FAFC and Target Bank shall not declare or pay any dividend or make any other distribution with respect to their capital stock or ownership interests whether in cash, stock or other property, after the date of this Agreement except payment by FAFC of a cash dividend on February 28, 1996, in the amount of $.30 per share of FAFC Common.

                  (b) FAFC and Target Bank shall continue to carry on, after the date hereof, their respective businesses and the discharge or incurrence of obligations and liabilities, only in the usual, regular and ordinary course of business, as heretofore conducted. By way of amplification and not limitation, FAFC and Target Bank will not, without the prior written consent of Acquiror acting through its Chief Executive Officer or such other officer as Acquiror may specify in a written notice to Target Bank, provided in the case of subsections
(iv), (vi), (vii), (viii), (ix), (xi) and (xiii) below such consent shall not be unreasonably withheld or delayed:

                           (i)      issue any FAFC Common or Target Bank
Common or other capital stock or any options, warrants, or other rights to subscribe for or purchase FAFC Common or Target Bank Common or any other capital stock or any securities convertible into or exchangeable for any capital stock, except pursuant to options outstanding on the date hereof under the FAFC Stock Option Plan;

                           (ii)     directly or indirectly  redeem,  purchase
or otherwise acquire any FAFC Common or Target Bank Common or any other capital stock or ownership interests of FAFC or Target Bank;

                           (iii)    effect a reclassification, recapitalization,
split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize;

                           (iv)     change their Certificate of Incorporation
or Charter or By-laws;

                           (v)      except as provided in Section 4.09, enter
into or modify any employment agreement or severance agreement or plan; grant any increase in the compensation payable or to become payable to any director, officer or employee, except for increases in salaries consistent with FAFC's and Target Bank's past practices; grant any stock options; or, except as required by law, pay or agree to pay any bonus, adopt or make any change in any bonus, insurance, pension, or other Employee Plan, payment or arrangement made to, for or with any director, officer or employee, except for payments of and changes in salaries and bonuses consistent with FAFC's and Target Bank's past practices, or promote any persons employed as of the date hereof or hire any new employees;

                           (vi)     except  for FHLB of  Cincinnati advances,
the aggregate amount of which at any time shall not exceed Six Million Dollars ($6,000,000) plus such additional amount as may be obtained with the right of prepayment at any time without penalty or premium, and deposit-taking in the ordinary course of its business, borrow or agree to borrow any funds, including but not limited to repurchase transactions, or indirectly guarantee or agree to guarantee any obligations of others;

                           (vii)    make or commit to make any new loan or
letter of credit or any new or additional discretionary advance under any existing line of credit, in a principal amount in excess of One Hundred Thousand Dollars ($100,000) or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than One Hundred Thousand Dollars ($100,000) (excluding for this purpose any accrued interest or overdrafts); provided, however, that Target Bank may make one-to-four family residential mortgage loans that conform to Target Bank's mortgage lending policies as of the date hereof in principal amounts of up to Two Hundred Fifty Thousand Dollars ($250,000);

                           (viii)   establish any new lending programs or make
any changes in its policies concerning which persons may approve loans;

                           (ix)     enter into any securities  transaction for
its own account or purchase or otherwise acquire any investment security for its own account other than U.S. Treasury obligations and deposits in an overnight account at the FHLB of Cincinnati or participation certificates issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation;

                           (x)      increase or decrease the rate of interest
paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices in relation to rates prevailing in Target Bank's market;

                           (xi)     enter into any agreement, contract or
commitment out of the ordinary course of business or having a term in excess of three (3) months and involving an expenditure in excess of Five Thousand Dollars ($5,000) other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business;

                           (xii)    except in the ordinary course of business,
place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance;

                           (xiii)   cancel or accelerate any material
indebtedness owing to FAFC or Target Bank or any claims which FAFC or Target Bank may possess or waive any rights of material value;

                           (xiv)    sell or otherwise dispose of any real
property or any material amount of any tangible or intangible personal property other than, (a) properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness owed to Target Bank, (b) student loans, or (c) fixed rate loans which are held for sale upon origination and sold within sixty (60) days thereafter;

                           (xv)     foreclose  upon or otherwise  take title
to or possession or control of any real property without first obtaining a Phase One environmental report thereon which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials; provided, however, that Target Bank shall not be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain any such pollutants, contamination, or waste materials;

                           (xvi)    voluntarily commit any act or omission
which will knowingly cause a breach of any material agreement, contract or commitment;

                           (xvii)   violate any law, statute, rule, governmental
regulation, or order, which violation is reasonably likely to result in a Material Adverse Change to FAFC and Target Bank, taken as a whole; or

                           (xviii)  purchase any real or personal property or
make any other capital expenditure where the amount paid or committed therefor is in excess of Five Thousand Dollars ($5,000).

                  (c) FAFC and Target Bank shall promptly notify Acquiror in writing of the occurrence of any matter or event known to and directly involving FAFC or Target Bank that is reasonably likely to result in a Material Adverse Change in FAFC and Target Bank, taken as a whole, or impair the ability of FAFC or Target Bank to consummate the transactions contemplated herein.

                  (d) Unless and until this Agreement shall have been properly terminated by a party pursuant to Article Seven hereof and except as provided below in this Section 4.01(d), each of FAFC and Target Bank shall (i) not, directly or indirectly, through any of their respective officers, directors, agents, stockholders or affiliates, solicit, encourage or initiate any negotiations or discussions with respect to inquiries, offers or proposals relating to the possible sale or other disposition of shares of its capital stock by its stockholders or the possible sale or other disposition (except in the ordinary course of business) of a substantial portion of its assets to, or merger or consolidation with, any other person, (ii) not disclose to any person any information not customarily disclosed publicly or provide access to its properties, books or records or otherwise assist or encourage any person in connection with any of the foregoing, and (iii) give Acquiror prompt notice of any such inquiries, offers or proposals. The foregoing shall not apply, however, to the consideration and facilitation of an inquiry, offer or proposal not solicited by FAFC or Target Bank or any of their respective officers, directors, stockholders, agents or affiliates which relates to the possible sale or other disposition of FAFC Common or Target Bank Common by stockholders or the possible sale or other disposition of all or substantially all of FAFC's or Target Bank's assets to, or merger or consolidation with, another corporation or association (an "Unsolicited Acquisition Proposal") if and to the extent that the Board of Directors of FAFC reasonably determines in good faith after consultation with its financial advisor and counsel to FAFC that failure to consider such Unsolicited Acquisition Proposal could reasonably be expected to constitute a breach of its fiduciary duties to the stockholders of FAFC; provided, however, that FAFC shall give Acquiror prompt notice of such Unsolicited Acquisition Proposal and keep Acquiror promptly informed regarding the substance thereof and the response of the Board of Directors of FAFC thereto.

                  (e) FAFC and Target Bank shall permit representatives of Acquiror to attend each meeting of its respective board of directors and executive committee, and shall give reasonable prior notice of all such meetings to Acquiror; provided, however, the representatives of Acquiror may be excluded from portions of such meetings where sensitive matters (including but not limited to an Unsolicited Acquisition Proposal) are being discussed or voted upon.

                  (f) FAFC shall provide to Acquiror such reports on litigation involving FAFC or Target Bank as Acquiror shall reasonably request, provided that FAFC shall not be required to divulge information to the extent that, in the good faith opinion of its counsel, by doing so, it would waive the attorney-client privilege.

                  (g) Target Bank will use its best efforts to prevent the decline in its level of deposits and in its mortgage loan portfolio in a manner consistent with the safe and sound operations of the Target Bank and the terms of this Agreement.

         SECTION 4.02. BREACHES. In the event that FAFC or Target Bank has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach by either of any representations or agreements contained or referred to herein, it shall give prompt written notice thereof to Acquiror and use its best efforts to prevent or promptly remedy the same.

         SECTION 4.03. SUBMISSION TO STOCKHOLDERS. FAFC shall cause to be duly called and held, as soon as practicable, a special meeting of its stockholders for submission of this Agreement for adoption by such stockholders as required by applicable law (the "FAFC Stockholders' Meeting"). FAFC and Acquiror shall prepare a joint proxy statement (the "Joint Proxy Statement") for use in connection with the FAFC Stockholders' Meeting and the Acquiror's Stockholders' Meeting. The Board of Directors of FAFC shall unanimously recommend to its stockholders the adoption of this Agreement and use its best efforts to obtain such stockholder approval; provided, however, that if the Board of Directors of FAFC shall have reasonably determined in good faith (after consultation with its counsel) that such recommendation is reasonably likely to constitute a breach of its fiduciary duties to the stockholders of FAFC, then the Board of Directors of FAFC shall not be obligated to recommend to its stockholders adoption of this Agreement, or to present this Agreement to the stockholders of FAFC for their adoption at the FAFC Stockholders' Meeting or to hold the FAFC Stockholders' Meeting for such purpose, but FAFC shall be subject to Section 7.08 below.

         SECTION 4.04. CONSENTS TO CONTRACTS AND LEASES. FAFC and Target Bank shall use their best efforts to obtain all necessary consents with respect to all interests of FAFC and Target Bank in any material leases, licenses, contracts, instruments and rights which require the consent of another person for their transfer or assumption pursuant to the Merger, if any.

         SECTION 4.05. CONFORMING ACCOUNTING AND RESERVE POLICIES AND MERGER EXPENSES. After the receipt of all approvals set forth in Section 6.01(d) of this Agreement, and provided that at such time all of the conditions to closing set forth in Sections 6.01(a), (b), (c), (d), (f), (g), (h), (i), (j), (k), (l),
(m), (n), (o), (p) and (r) of this Agreement have been satisfied, to the extent they are capable of being satisfied as of such time, and further provided that no basis for termination of this Agreement by either party pursuant to Article Seven of this Agreement is then extant, at the request of Acquiror, Target Bank shall, on or before or effective as of the date specified by Acquiror, establish and take such reserves and accruals and make such other accounting adjustments and entries as Acquiror shall request in order to give effect to the expenses arising from or incurred in connection with the transactions contemplated by this Agreement and to conform Target Bank's reserve, accrual and other accounting policies to the policies of an Acquiror significant subsidiary; provided, however, such requested adjustments and entries shall not be taken into account in determining whether FAFC and Target Bank, taken as a whole, have experienced a Material Adverse Change.

         SECTION 4.06. CONSUMMATION OF AGREEMENT. FAFC and Target Bank shall use their best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under this Agreement by them and to effect the Merger in accordance with the terms and provisions hereof. Target Bank shall furnish to Acquiror in a timely manner all information, data and documents in the possession of FAFC or Target Bank requested by Acquiror as may be required to obtain the Regulatory Approvals or other necessary approvals of the Merger and shall otherwise cooperate fully with Acquiror to carry out the purpose and intent of this Agreement.

         SECTION 4.07. ACCESS TO INFORMATION. FAFC and Target Bank shall permit Acquiror reasonable access to their properties in a manner which will avoid undue disruption or interference with normal operations and shall disclose and make available to Acquiror all books, documents, papers and records relating to assets, stock, ownership, properties, operations, obligations and liabilities, including but not limited to all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers, litigation files, plans affecting employees, and any other business activities or prospects in which Acquiror may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. Acquiror will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.01 hereof.

         SECTION 4.08. SUBSEQUENT DISCLOSURE SCHEDULE. If subsequent to the date of this Agreement and prior to the Effective Time, an event occurs which renders untrue any representation or warranty of FAFC or Target Bank made at the date of this Agreement (a "Trigger Event"), FAFC or Target Bank shall promptly deliver to Acquiror a supplement to the Disclosure Schedule (a "Subsequent Disclosure Schedule"), which shall contain a detailed description of any and all such matters. A Subsequent Disclosure Schedule shall be delivered by FAFC or Target Bank to Acquiror within five (5) business days after FAFC or Target Bank learns of the Trigger Event but in no event later than before the Closing. The submission of a Subsequent Disclosure Schedule and the matters therein contained shall not constitute a default or breach by FAFC or Target Bank of any of its representations and warranties under this Agreement; provided, however, that all matters therein disclosed together with all other events, circumstances and occurrences may be taken into account by Acquiror in determining whether FAFC or Target Bank has experienced a Material Adverse Change; provided, further, however, that this Section 4.08 is not intended to permit FAFC or Target Bank to alter or amend its representations and warranties as made herein (including the Disclosure Schedule) as of the date of this Agreement, and any Subsequent Disclosure Schedule shall not cure the inaccuracy thereof as of the date of this Agreement for any purpose under this Agreement.

         SECTION 4.09. CERTAIN CONTRACTS, POLICIES, AGREEMENTS, AND PLANS. FAFC and Target shall, as appropriate, amend the following specified contracts, policies, agreements, and plans in the manner described in this Section 4.09 and shall obtain in each case the written agreement of all the parties affected by such amendment or a separate writing if the affected party is not now a signatory to a written agreement.

                  (a) The Employment Agreement with Paul D. Leake dated March 24, 1994 shall be replaced by a new employment contract, to be effective as of the Effective Time, in the form set forth in Section 4.09(a) of the Disclosure Schedule.


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
                  (b) The Management Incentive Compensation Plan dated July 19, 1995 (the "Incentive Plan") shall be amended to provide (i) that the bonuses payable to eligible employees under the Incentive Plan with respect to the twelve months ended September 30, 1996 and 1997 shall be not less than 10% of the employee's base salary, notwithstanding net income of Target Bank of less than $795,000 for such periods; (ii) that the bonuses payable to eligible employees under the Incentive Plan with respect to the twelve months ended September 30, 1998 shall be not less than 8% of the employee's base salary, notwithstanding net income of Target Bank of less than $795,000 for such periods; (iii) that the Incentive Plan shall terminate effective October 1, 1998; and (iv) that the schedule set forth in section 5 of the Incentive Plan under the heading "Recurring Earnings Per Share (fully diluted)" shall be replaced with a schedule providing for the payment of bonuses based on the levels of net income after taxes, without giving effect to net income attributable to assets acquired by Target Bank as a result of mergers or acquisitions, if any, consummated after the date of this Agreement, as follows:

            Net Income                             % of Base Salary
            ----------                             ----------------
         (Dollars in thousands)

         Less than $795                                    0%
         $795 to 954                                      15
         $955 to 1,034                                    20
         $1,035 to $1,113                                 25
         $1,114 to $1,193                                 30
         Over $1,193                                      35

                  (c) Upon the termination of the Incentive Plan, eligible employees of Target Bank shall be eligible to participate in any bonus plan maintained by Acquiror, if any, with credit for prior years of service to Target Bank, if applicable.

                  (d) The FAFC Executive Severance Compensation Plan adopted by the Board of Directors of Target Bank on March 24, 1995 and amended by the Board of Directors of Target Bank on February 22, 1996 (the "Executive Plan") shall be terminated, and FAFC shall enter into a severance agreement in the form set forth in Section 4.09(d) of the Disclosure Schedule with each employee who is a participant in the Executive Plan on the date of this Agreement.

                  (e) The FAFC Employee Bonus Plan shall be amended to specifically provide that the officers of FAFC and Target Bank are not eligible to participate in such plan.

         SECTION 4.10.  AFFILIATES.

                  (a) Within 45 days after the date of this Agreement, FAFC shall identify to Acquiror all persons whom FAFC reasonably believes to be "affiliates" as defined in Rule 145 promulgated pursuant to the Securities Act of 1933, as amended. Thereafter and until the Effective Time, FAFC shall identify to Acquiror each additional person whom it reasonably believes to have thereafter become its affiliate as so defined.

                  (b) FAFC shall cause each person who is identified as an affiliate to deliver to Acquiror before the Effective Time a written agreement providing that such person will not transfer or dispose of any Acquiror Common received in the Merger except in compliance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         SECTION 4.11 TAX TREATMENT. Neither FAFC nor Target Bank shall take any action which would prevent the Merger and the other transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

                                  ARTICLE FIVE
                                  -------------
                               FURTHER AGREEMENTS
                               ------------------

         SECTION 5.01.  REGULATORY APPROVALS, REGISTRATION AND PROXY STATEMENT.

                  (a) REGULATORY APPROVALS. Acquiror shall use its best efforts to file within sixty (60) days after the date hereof all applications for the Regulatory Approvals required in order to consummate the Merger. Acquiror shall keep

FAFC reasonably informed as to the status of such applications and make available to FAFC copies of such applications as filed and any supplementally filed materials.

                  (b) REGISTRATION STATEMENT. Acquiror shall, as soon as reasonably practicable, prepare in accordance with the Securities Act of 1933, as amended, and file with the Securities and Exchange Commission (the "SEC") a registration statement in respect of the Acquiror's Common Shares to be issued to holders of FAFC Common Shares in accordance with Article One of this Agreement (the "Registration Statement") and shall use all reasonable efforts to have the Registration Statement, as amended, declared effective by the SEC as promptly as practicable.

                  (c) PROXY STATEMENT AND SUBMISSION TO STOCKHOLDERS. Acquiror shall cause to be duly called and held as soon as practicable a meeting of its stockholders for submission of this Agreement for adoption by such stockholders as required by applicable law (the "Acquiror's Stockholders' Meeting"). Also to be submitted will be a proposal to approve an increase in the number of authorized common shares of Acquiror in such amount as to have available sufficient shares to carry out this Agreement. Acquiror shall deliver the Joint Proxy Statement to its stockholders. The Board of Directors of Acquiror shall unanimously recommend to its stockholders the adoption of the Agreement and the increase in the number of authorized shares of Acquiror Common and use its best efforts to obtain such stockholder approvals.

                  (d) INFORMATION. Acquiror shall fully cooperate with FAFC in the preparation of the Joint Proxy Statement, and FAFC and Target Bank shall timely provide all information requested by Acquiror for inclusion in the Joint Proxy Statement and shall fully cooperate with Acquiror in the preparation of the Joint Proxy Statement.

         SECTION 5.02. BREACH. In the event that Acquiror has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach of any of its representations or agreements contained or referred to herein, it shall give prompt written notice thereof to FAFC and use its best efforts to prevent or promptly remedy the same.

         SECTION 5.03. CONSUMMATION OF AGREEMENT. Acquiror shall use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled by it under this Agreement and to effect the Merger in accordance with the terms and conditions of this Agreement.

         SECTION 5.04. DIRECTORS AND OFFICERS' LIABILITY INSURANCE AND INDEMNIFICATION.

                  (a) From the Effective Time of the Merger and continuing for a period of three years thereafter, the current and former officers and directors of FAFC shall be indemnified by Acquiror from their acts and omissions occurring prior to the Effective Time to the maximum extent permitted by the Certificate of Incorporation and By-laws of Acquiror but subject to any applicable limitations of Delaware law. From the Effective Time and continuing for a period of three years thereafter, the current and former officers and directors of Target Bank shall be indemnified by Target Bank for their acts and omissions occurring prior to the Effective Time to the extent permitted by the Thrift Regulations. As a condition to receiving such indemnification, the party claiming indemnification shall assign to Acquiror, by separate writing, all right, title and interest in and to the proceeds of the claiming party's applicable insurance coverage, if any, including insurance maintained or provided by Acquiror or FAFC or Target Bank, to the extent of such indemnity. No person shall be entitled to such indemnification with respect to a claim (i) if such person fails to cooperate in the defense and investigation of such claim as to which indemnification may be made, (ii) made by such person against Acquiror, its subsidiaries, FAFC or Target Bank arising out of or in connection with this Agreement, the transactions contemplated hereby or the conduct of the business of Acquiror, its subsidiaries, FAFC or Target Bank, or (iii) if such person fails to deliver such notices as may be required under any applicable directors and officers liability insurance policy to preserve any possible claims of which the claiming party is aware, to the extent such failure results in a denial of payment under such policy.

                  (b) Subject to FAFC and Target Bank providing all requested information and representations to Acquiror's directors' and officers' liability insurance carrier, Acquiror shall use its best efforts to add a rider, at rates not to exceed $10,000 per year, to its existing directors' and officers' liability insurance policy providing coverage of up to $1 million for the acts and omissions of the current and former officers and directors of FAFC and Target Bank occurring prior to the Effective Time of the Merger and to continue such rider for a period of three years. In the event that the Acquiror is unable to obtain such rider to its existing directors' and officers' liability insurance policy, the current and former officers and directors shall have the right to obtain, at Acquiror's expense, comparable coverage for a period of three (3) years, or such lesser period for which such coverage may be available, beginning as of the Effective Time.

         SECTION 5.05 EMPLOYEES. (a) All employees of Target Bank immediately prior to the Effective Time shall continue as employees of Target Bank at the Effective Time and, with respect to employees who are not currently covered by a written employment agreement with the Target Bank, shall be employed as at-will employees at the same base compensation they are receiving from Target Bank. Any employee who is currently covered by a written employment agreement or policy will continue his or her employment in accordance with the terms of such written agreement or policy except as provided in this Agreement. Except as specifically provided herein, no employee of Target Bank shall be entitled to be eligible for or participate in any qualified or non-qualified employee benefit program or plan maintained by Acquiror or its subsidiaries. The Defined Benefit Plan of FAFC and/or Target Bank may be terminated.

                  (b) Except as otherwise provided in this Agreement, the employee benefit plans sponsored by Target Bank on the date of this Agreement will not be affected by the Merger, subject to the following terms and conditions:

                           (i)      The health insurance plan sponsored by
Target Bank for the benefit of its employees will be subject to a contribution by the Target Bank employees toward a portion of the per-employee cost of the plan to be phased in as follows: 8% in the first full calendar year following the Effective Time; 14% in the second full calendar year following the Effective Time; and 20% in the third full calendar year following the Effective Time;

                           (ii)     The ESOP shall be terminated and the ESOP
assets shall be distributed as set forth in Section 5.06 of this Agreement;

                           (iii)    Commencing in the first plan year
following the final distribution under the ESOP pursuant to Section 5.06 of this Agreement, or such earlier date as may be required under the Code or ERISA, employees of Target Bank shall become participants in the Camco 401(k) plan in accordance with the terms and conditions of such plan as then in effect, with past service credit given for their years of employment by Target Bank for eligibility and vesting purposes; and

                           (iv)     The defined benefit plan of Target Bank
may be terminated by Target Bank prior to the Effective Time or may be terminated by Acquiror after the Effective Time.

         SECTION 5.06. TARGET BANK'S EMPLOYEE STOCK OWNERSHIP PLAN. Prior to the Closing, no employer contributions shall be made to the ESOP by either Acquiror, FAFC or Target Bank except as necessary to make the minimum required payments under the current exempt loan (the "Loan") between FAFC and the ESOP; provided, however, that all such contributions shall be deductible by FAFC or Target Bank under Section 404 of the Code and the allocation of such contributions shall otherwise be in compliance with Section 415 of the Code.

         All shares of FAFC Common held by the Trustee of the ESOP at the Effective Time shall be exchanged by the Trustee for the Per Share Merger Consideration in accordance with this Agreement, and the cash proceeds paid by Acquiror to the ESOP with respect to the unallocated shares owned by the ESOP shall be applied against the loan. To the extent that such cash proceeds are insufficient to retire the Loan, the Trustee of the ESOP shall dispose of such number of the shares held in the suspense account (which is a part of the ESOP) for the purpose of retiring the Loan. Any shares remaining in the suspense account following repayment of the Loan in full will be available for allocation to Participants (as defined in the ESOP) in accordance with the provisions of the ESOP.

         As soon as practicable after the Closing Date, Acquiror shall take all appropriate steps to terminate the ESOP, but shall retain in existence the trust which is part of the ESOP for the time period described in the following sentence. The remaining ESOP assets following termination of the ESOP shall be held for the exclusive benefit of employees and former employees of FAFC and Target Bank until the earlier of (1) the date on which all amounts held in any suspense account upon retirement of the Loan have been allocated to Participants in the ESOP or (2) the date on which, pursuant to the applicable provisions of Sections 401(a)(26) and 410(b) of the Code, the ESOP trust may no longer be maintained for the exclusive benefit of employees and former employees of FAFC and Target Bank and remain qualified under the applicable provisions of Section 401(a) of the Code. During this time period, the assets held in the suspense account shall be allocated to the accounts of each eligible ESOP Participant in accordance with the applicable provisions of the ESOP to the maximum extent permitted under Section 415 of the Code. In the event that all amounts held in the suspense account upon retirement of the Loan are allocated to Participants in the ESOP prior to the date specified in (2) above, the ESOP trust shall be terminated and the ESOP account balances shall be distributed to Participants in the ESOP following such termination. To the extent that all amounts held in the suspense account of the ESOP have not been allocated to ESOP Participants as of the date specified in (2) above, the ESOP trust shall be terminated, the ESOP account balances shall be distributed to

Participants in the ESOP and any remaining balance in the suspense account shall be transferred to another plan maintained by Acquiror which is qualified under Section 401(a) of the Code.

         In the event that, following the Effective Time, the employment of any Participant who was employed by Target Bank or its subsidiary immediately prior the Effective Time is terminated involuntarily without cause by Target Bank or its subsidiary, such Participant (or his beneficiary or beneficiaries) shall receive a cash bonus from Target Bank as soon as practicable after the date on which the final allocation of earnings from the suspense account is made, equal to the amount such Participant would have received if he or she had continued as a Participant in the ESOP, at his or her then-current annualized compensation as such term is defined in the ESOP, through the earlier of such dates; provided, however, that neither Acquiror nor Target Bank shall be obligated to make any such cash payment under any circumstances in which such payments are not or will not be deductible because of Section 280G of the Code.

         Acquiror, at its expense, may in its discretion file one or more Applications for Determination with the appropriate district office of the Internal Revenue Service (the "Key District Office") relating to the proposed termination of the ESOP as of the Effective Time and providing for the cash portion of the Merger Consideration to be applied against the ESOP loan, for the conversion to cash of a sufficient number of shares of Acquiror Common received in the Merger with respect to unallocated employer securities to fully retire the ESOP loan and the distribution of the assets of the ESOP to Participants, former Participants and their beneficiaries. Upon receipt of a favorable Determination Letter from the Key District Office in response to the Application for Determination, Acquiror shall cause the ESOP to make distribution of benefits from the ESOP at the earliest practicable time in a manner consistent with the favorable Determination Letter. In this regard Participants, former Participants, and their beneficiaries will be offered the ability to transfer to or to make a tax-free rollover, to the extent permitted by law, to an individual retirement account at their election.

         SECTION 5.07.  STOCK OPTIONS.

                  (a) At the Effective Time, FAFC's Stock Option Plan (not to exceed 129,598 shares of FAFC Common) shall be assumed by Acquiror. No option granted on or after January 16, 1996 shall be valid in any respect.

                  The number of shares of Acquiror Common subject to such FAFC options shall be equal to the number of shares of FAFC Common subject to such FAFC options immediately prior to the Effective Time multiplied by the option exchange ratio (as hereinafter defined) (with the product rounded down to the next whole share) and the per share exercise price shall be adjusted by dividing the per share exercise price under each such FAFC option by the option exchange ratio (with the quotient rounded up to the next whole cent). The Acquiror and its Compensation Committee shall be substituted for FAFC and the Committee of the FAFC Board of Directors administering the FAFC Stock Option Plan. The Option Exchange Ratio is the value of the Per Share Merger Consideration determined in accordance with Section 1.03(a)(iii), Section 1.03(a)(iv) and Section 1.03(a)(v) of this Agreement on the last day of trading prior to Closing Date, divided by the Market Value of the Acquiror Common; provided, however, that the terms of each FAFC option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction subsequent to the Effective Time.

                  (b) The shares of Acquiror Common covered by the FAFC options to be issued pursuant to Section 5.07(a) shall be covered by an effective registration statement filed on Form S-8 with the SEC and shall be duly authorized, validly issued, fully paid and non-assessable and not subject to or in violation of any preemptive rights. Acquiror shall at and after the Effective Time have reserved sufficient shares of Acquiror Common for issuance with respect to such options. Acquiror shall also take any reasonable action required to be taken under any applicable state blue sky or securities laws in connection with the issuance of such shares.

                  (c) Except as provided in this Section 5.07, all other terms and conditions of the FAFC Stock Option Plan and Award Grants shall remain as now existing. The list of Award Grants by type, name, expiration date, number and exercise price is set forth in Section 5.07 of the Disclosure Schedule.

                  (d) In respect of any stock option which is an "Incentive Stock Option" within the meaning of Section 422 of the Code, the conversion hereby provided for shall comply with the requirements of Section 424(a) of the Code, including the requirement that such converted options shall not give to the holder thereof any benefits additional to those which such holder had prior to such conversion under the option as originally granted. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424(h) of the Code as to any stock option which is an "Incentive Stock Option".

         SECTION 5.08. RECOGNITION AND RETENTION PLAN. The existing FAFC 1995 Recognition and Retention Plan ("RRP") and grants of awards made on or prior to January 16, 1996 as listed in Section 5.08 of the Disclosure Schedule in an amount not to exceed 54,289 shares of FAFC Common will be honored by Acquiror in accordance with the terms of said plan and grants of award and Thrift Regulations. No awards subsequent to January 16, 1996 shall be valid in any respect. To the extent such awards have not vested prior to the Effective Time, the cash portion of the Per Share Merger Consideration for each RRP award shall be deposited by Acquiror in an account at Cambridge Savings Bank bearing interest at market rates. The cash and a pro rata portion of the interest earned on such cash shall be distributed to grantees in a manner consistent with the vesting of each RRP award.

         SECTION 5.09. DIRECTORS RETIREMENT PLAN. The obligations of Target Bank under its Directors Retirement Plan shall be administered by Acquiror in accordance with the terms and conditions of the Directors Retirement Plan in effect on the date of this Agreement and only with respect to the persons who are directors of FAFC or who are receiving benefits under the Directors Retirement Plan on the date of this Agreement. The amount of benefits payable under the Directors Retirement Plan shall not increase notwithstanding any increase in directors fees.

         SECTION 5.10. BOARD OF DIRECTORS. Acquiror will add Paul D. Leake to its Board of Directors. Target Bank will add such persons to its Board of Directors as required by Acquiror.

         SECTION 5.11. CONDUCT OF BUSINESSES. From the date of this Agreement until the Effective Time, Acquiror covenants that it:

                  (a) Will use all reasonable efforts to obtain any consent, authorization or approval of, or waiver or exemption by, any governmental entity or other third party required to be obtained or made by it in connection with the Merger or the taking of any action in connection with the consummation and its performance relating thereto;

                  (b) Will use all reasonable efforts to preserve intact its business organization and assets and maintain its rights, franchises and existing relationships with customers, suppliers, employees and business associates;

                  (c) Will notify FAFC in writing within five business days of
(i) the existence of any adverse business conditions threatening the normal business operations of Acquiror, (ii) the occurrence of any event or the failure of any event to occur which might result in a breach of or a failure to comply with any representation, warranty, covenant, condition or agreement by or pertaining to Acquiror contained in this Agreement, (iii) the commencement of any material action, suit, proceeding, or investigation against Acquiror and/or
(iv) the tender of any offer to acquire Acquiror by merger or otherwise; and

                  (d) Will take no action which would adversely affect the ability of Acquiror to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby without the imposition of a burdensome restriction or condition, or (ii) adversely affect the ability of Acquiror to perform its covenants and agreements under this Agreement.

         SECTION 5.12. NASDAQ LISTING. Acquiror agrees to use all reasonable efforts to cause to be listed on Nasdaq, subject to official notice of issuance, the shares of Acquiror Common to be issued in the Merger.

         SECTION 5.13. TAX TREATMENT. Acquiror shall not take any action which would prevent the Merger and the other transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

         SECTION 5.14. ACCESS TO INFORMATION. Acquiror shall permit FAFC reasonable access to its properties in a manner which will avoid undue disruption or interference with normal operations and shall disclose and make available to FAFC books, documents, papers and records relating to assets, stock, ownership, properties, operations, obligations and liabilities, including but not limited to all books of account (including the general ledger, tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' work papers, litigation files, plans affecting employees, and any other business activities or prospects in which FAFC may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. FAFC will hold any such information which is non-public in confidence in accordance with the provisions of Section
8.01 hereof.

         SECTION 5.15. SUBSEQUENT DISCLOSURE SCHEDULE. If subsequent to the date of this Agreement and prior to the Effective Time, an event occurs which renders untrue any representation or warranty of Acquiror made at the date of this Agreement (a "Trigger Event"), Acquiror shall promptly deliver to FAFC a disclosure schedule (the "Acquiror Disclosure Schedule"), which shall contain a detailed description of any and all such matters. The Acquiror Disclosure Schedule shall be delivered by Acquiror to FAFC within five (5) business days after Acquiror learns of the Trigger Event but in no event later than before the Closing. The submission of the Acquiror Disclosure Schedule and the matters therein contained shall not constitute a default or breach by Acquiror of any of its representations and warranties under this Agreement; provided, however, that all matters therein disclosed together with all other events, circumstances and occurrences may be taken into account by FAFC in determining whether Acquiror has experienced a Material Adverse Change; provided, further, however, that this
Section 5.15 is not intended to permit Acquiror to alter or amend its representations and warranties as made herein as of the date of this Agreement, and any Acquiror Disclosure Schedule shall not cure the inaccuracy thereof as of the date of this Agreement for any purpose under this Agreement.

         SECTION 5.16. DISSENTING STOCKHOLDERS' APPRAISAL RIGHTS. Acquiror will comply with all applicable notification and other provisions of regulations or statutes relating to Dissenting Shares.

         SECTION 5.17. ADVISORY DIRECTORS. At the Effective Time, Acquiror will form an Ashland, Kentucky Advisory Board which will be maintained, subject to Thrift Regulations and OTS directives, by Acquiror at least through December 31, 2000. Each person who is a director of Target Bank on the date of this Agreement who does not retain such position through December 31, 2000, shall, at the time he or she no longer is a director of Target Bank, be entitled to immediately become a member of the Ashland, Kentucky Advisory Board for a term extending through December 31, 2000. In addition, each person named in Section 5.17 of the Disclosure Schedule whose employment is involuntarily terminated by Target Bank or the Acquiror after the Effective Time without cause, shall be entitled on the date of such termination to become a member of the Ashland, Kentucky Advisory Board for a term extending through December 31, 2000. The Ashland, Kentucky Advisory Board shall meet at least once every six months at such time selected and designated by the Acquiror and each member of the Ashland, Kentucky Advisory Board shall receive compensation of $100.00 per meeting attended.

                                   ARTICLE SIX
                                   -----------
                       CONDITIONS PRECEDENT TO THE MERGER
                       ----------------------------------

         SECTION 6.01. CONDITIONS TO ACQUIROR'S OBLIGATIONS. Acquiror's obligations under this Agreement are conditioned upon Acquiror receiving, concurrently with the execution and delivery of this Agreement by FAFC and Target Bank, a Stockholder Agreement in the form attached as Exhibit A executed by each of the directors of FAFC who is a stockholder of FAFC. Each such agreement shall be dated as of the date of this Agreement. Failure of FAFC to deliver any of such agreements shall be a material breach of this Agreement. Acquiror's obligations to effect the Merger shall be subject to the satisfaction (or waiver by Acquiror) prior to or on the Closing Date of the following conditions:

                  (a) The representations and warranties made by FAFC and Target Bank in this Agreement shall be true in all material respects on and as of the Closing Date (but as updated by any Subsequent Disclosure Schedule) with the same effect as though such representations and warranties had been made or given on and as of the Closing Date;

                  (b) FAFC and Target Bank shall have performed and complied in all material respects with all obligations and agreements required to be performed by them prior to the Closing Date under this Agreement;

                  (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall there be pending any proceeding by any governmental agency or other person seeking any of the foregoing; and there shall not be any action taken, or any statute, rule, regulation or order enacted, promulgated, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

                  (d) All Regulatory Approvals and other necessary consents, authorizations and other approvals required by law for consummation of the Merger shall have been obtained without the imposition of any conditions that Acquiror reasonably determines to be unduly burdensome, and all waiting periods required by law shall have expired;

                  (e) Acquiror shall have received all documents required to be received from FAFC and Target Bank on or prior to the Closing Date, all in form and substance reasonably satisfactory to Acquiror;

                  (f) FAFC and Target Bank shall not have experienced a Material Adverse Change, as defined in Section 2.05(a) of this Agreement, including but not limited to items contained in any Subsequent Disclosure Schedule except changes resulting from action taken by FAFC and Target Bank pursuant to Section
4.05 of this Agreement;

                  (g) Immediately prior to the Effective Time, no more than five percent (5%) of the outstanding FAFC Common shall qualify as Dissenting Shares;

                  (h) Immediately prior to the Effective Time, the amount of the total equity capital of Target Bank shall not be less than the total equity capital of Target Bank as reported in its Thrift Financial Report at December 31, 1995 and the stockholders' equity of FAFC shall not be less than its stockholders' equity at December 31, 1995, but for purposes of such calculations, any special exclusions contemplated by the definition of Material Adverse Change and reserves, accruals, adjustments and entries contemplated by
Section 4.05 shall not be taken into account;

                  (i) FAFC shall have received a written opinion of Capital Resources Group, Inc. dated the date of this Agreement and updated to a date reasonably proximate to the date of the FAFC Proxy Statement to the effect that the Per Share Merger Consideration to be received by the holders of FAFC Common in the Merger is fair from a financial point of view;

                  (j) Acquiror shall have received a written opinion of National Capital Companies dated the date of this Agreement and reasonably proximate to the date of the Acquiror's Proxy Statement to the effect that the Merger is fair to the holders of Acquiror Common from a financial point of view;

                  (k) Acquiror shall have received from Smith, Goolsby, Artis and Reams letters dated not more than five days prior to (i) the effective date of the Registration Statement and (ii) the Closing Date, with respect to certain financial information regarding FAFC and Target Bank including audited and unaudited financial and statistical information set forth in the Registration Statement, each in form and substance customary in transactions of the nature contemplated by this Agreement and satisfactory to Acquiror;

                  (l) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act of 1933, as amended, and no proceeding shall be pending or, to the knowledge of Acquiror, threatened by the SEC to suspend the effectiveness of the Registration Statement;

                  (m) The changes and  amendments  required to be made by
Section 4.09 with respect to contracts, policies, agreements, and plans shall have occurred;

                  (n) Acquiror shall have received the affiliate letters required by Section 4.10 of this Agreement;

                  (o) This Agreement shall have been validly adopted by the affirmative vote of the holders of at least the number of outstanding FAFC Common Shares required under Delaware law and the FAFC Certificate of Incorporation and By-laws;

                  (p) This Agreement and the authorization of sufficient additional shares as is necessary to effect the Merger shall have been validly adopted by the affirmative vote of the holders of at least the number of outstanding Acquiror Common required under Delaware law and the Acquiror's Certificate of Incorporation and By-laws;

                  (q) Acquiror shall have received an opinion of its counsel (which opinion shall not have been withdrawn at or prior to the Effective Time) to the effect that the Merger, when consummated in accordance with the terms hereof, will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and that no gain or loss will be recognized by the stockholders of FAFC to the extent they receive Acquiror Common in exchange for shares of FAFC Common;

                  (r) Neither FAFC nor Target Bank shall have incurred any damage, destruction or similar loss, not covered by insurance, materially affecting their business or properties; and

                  (s) FAFC and Target Bank shall have complied with Section
4.05 hereof to the reasonable satisfaction of Acquiror.

         SECTION 6.02. CONDITIONS TO FAFC'S OBLIGATIONS. FAFC'S obligations under this Agreement are conditioned upon its receipt, concurrently with the execution and delivery of this Agreement by FAFC and Target Bank, of a written opinion from Capital Resources Group, Inc. that the Per Share Merger Consideration to be received by the holders of FAFC Common in the Merger is fair from a financial point of view. FAFC's obligation to effect the Merger shall be subject to the satisfaction (or waiver by FAFC) prior to or on the Closing Date of the following conditions:

                  (a) The representations and warranties made by Acquiror in this Agreement shall be true in all material respects on and as of the Closing Date (but as updated by any Subsequent Disclosure Schedule) with the same effect as though such representations and warranties had been made or given on and as of the Closing Date;

                  (b) Acquiror shall have performed and complied in all material respects with all of its obligations and agreements hereunder required to be performed prior to the Closing Date under this Agreement;

                  (c) No Injunction preventing the consummation of the Merger shall be in effect, nor shall there be pending any proceeding by any thrift regulatory authority or other governmental agency or other person seeking an Injunction or to prevent or delay the Merger; and there shall not be any action taken, or any statute, rule, regulation or order enacted, promulgated, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

                  (d) All Regulatory Approvals and other necessary consents, authorizations and other approvals, including the requisite approval of this Agreement by the stockholders of FAFC, required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired;

                  (e) FAFC shall have received all documents required to be received from Acquiror on or prior to the Closing Date, all in form and substance reasonably satisfactory to FAFC;

                  (f) Acquiror shall not have experienced a Material Adverse Change as defined in Section 3.05 of this Agreement;

                  (g) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act of 1933, as amended, and no proceedings shall be pending or, to the knowledge of Acquiror, or threatened by the SEC to suspend the effectiveness of the Registration Statement;

                  (h) This Agreement shall have been validly adopted by the affirmative vote of the holders of at least the number of outstanding FAFC Common Shares required under Delaware law and the FAFC Certificate of Incorporation and By-laws;

                  (i) This Agreement and the authorization of sufficient additional shares of Acquiror Common as is necessary to effect the Merger shall have been validly adopted by the affirmative vote of the holders of at least the number of outstanding Acquiror Common required under Delaware law and the Acquiror's Certificate of Incorporation and By-laws;

                  (j) FAFC shall have received a written opinion of Capital Resources Group, Inc., dated as of a date reasonably proximate to the date of the FAFC proxy statement, to the affect that the Per Share Merger Consideration to be received by the holders of FAFC Common in the Merger is fair from a financial point of view, and such opinion shall not have been withdrawn or materially modified prior to the vote of the holders of FAFC Common;

                  (k) FAFC shall have received an opinion of Acquiror's counsel (which opinion shall not have been withdrawn at or prior to the Effective Time) to the effect that the Merger, when consummated in accordance with the terms hereof, will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and that no gain or loss will be recognized by the stockholders of FAFC to the extent they receive Acquiror Common in exchange for shares of FAFC Common;

                  (l) The Acquiror Common to be issued to holders of FAFC Common shall have been approved for listing on Nasdaq, subject to official notice of issuance; and

                  (m) The amount by which the Per Share Merger Consideration is to be reduced pursuant to Section 103(a)(iv) of this Agreement shall be no more than $.2734.

                                  ARTICLE SEVEN
                                  -------------
                           TERMINATION OR ABANDONMENT
                           --------------------------

         SECTION 7.01. MUTUAL AGREEMENT. This Agreement may be terminated by the mutual written agreement of the parties at any time prior to the Closing Date, regardless of whether approval of this Agreement and the Plan of Merger by the stockholders of FAFC and Acquiror shall have been previously obtained.

         SECTION 7.02. BREACH OF AGREEMENT. In the event that there is a material breach of any of the representations and warranties or agreements of Acquiror or FAFC or Target Bank, and such breach is not cured within ten (10) days after notice to cure such breach is given by the non-breaching party or, if such breach is not capable of being cured within ten (10) days, steps are not initiated within ten (10) days to effect a cure, then the nonbreaching party, regardless of whether stockholder approval of this Agreement shall have been previously obtained by FAFC and Acquiror, may terminate and cancel this Agreement by providing written notice of such action to the other party hereto.

         SECTION 7.03. FAILURE OF CONDITIONS. In the event any of the conditions to the obligations of (i) Acquiror set forth in Sections 6.01 or (ii) FAFC set forth in Section 6.02 are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in Section 7.02 has lapsed, then Acquiror (in the case of conditions to its obligations) or FAFC (in the case of conditions to its obligations) may, regardless of whether approval of this Agreement and the Plan of Merger by the stockholders of FAFC and Acquiror shall have been previously obtained, terminate and cancel this Agreement by delivery of written notice of such action to the other party on such date.

         SECTION 7. 04. DENIAL OF REGULATORY APPROVAL. If any regulatory application filed pursuant to Section 5.01 should be finally denied or disapproved by the respective regulatory authority, then this Agreement may be terminated by any party to this Agreement. It is understood, however, that a reasonable request for additional information from or undertaking by Acquiror, as a condition for approval, shall not be deemed to be a denial or disapproval so long as Acquiror diligently provides the requested information or undertaking. Notwithstanding the foregoing, Acquiror agrees to promptly and diligently pursue any appeals available with respect to any such denial if FAFC shall request the pursuit of such appeals based on advice of counsel to FAFC that such appeal has a reasonable chance of success.

         SECTION 7.05.  FAILURE OF STOCKHOLDERS TO ADOPT.

                  (a) If FAFC's Board of Directors is excused, pursuant to
Section 4.03 of this Agreement, from its obligation to recommend that FAFC's stockholders adopt this Agreement, to present this Agreement to them for adoption or to hold the Stockholders' Meeting for such purpose, Acquiror or FAFC may terminate this Agreement.

                  (b) In the event that at the FAFC Stockholders' Meeting, the holders of at least the Minimum Portion of the outstanding shares of FAFC Common do not adopt this Agreement, Acquiror may terminate this Agreement.

                  (c) In the event that at the FAFC Stockholders' Meeting, the holders of at least the Minimum Portion of the outstanding shares of FAFC Common do not adopt this Agreement and FAFC's Board of Directors has recommended that FAFC's stockholders adopt this Agreement, Acquiror or FAFC may terminate this Agreement.

                  (d) In the event at the Acquiror's Stockholders' Meeting, the holders of at least the Minimum Portion of the outstanding shares of Acquiror Common do not adopt this Agreement or do not provide for sufficient additional shares of Acquiror Common to effect the Merger, Acquiror or FAFC may terminate this Agreement.

                  (e) In the event that at the Acquiror's Stockholders' Meeting, the holders of at least the Minimum Portion of the outstanding shares of Acquiror Common do not adopt this Agreement or do not provide for sufficient additional shares of Acquiror Common to effect the Merger, and Acquiror's Board of Directors has recommended that Acquiror's stockholders adopt this Agreement and the proposal to provide for sufficient additional shares of Acquiror Common to effect the Merger, Acquiror or FAFC may terminate this Agreement.

         SECTION 7.06. REGULATORY ENFORCEMENT MATTERS. In the event that any party to this Agreement shall become a party or subject to any written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with or by any federal or state agency charged with the supervision or regulation of financial institutions after the date of this Agreement, which is reasonably determined by any of the non-affected parties to be significant to the affected party's business, operations or financial condition, then any of the non-affected parties may terminate this Agreement.

         SECTION 7.07. TERMINATION. If the Closing Date does not occur on or prior to February 28, 1997, then this Agreement may be terminated by FAFC or Acquiror by giving written notice to the other; provided, however, that a party who is then in breach of any of its representations, warranties, covenants or agreements under this Agreement in any material respect may not exercise such right of termination.

         SECTION 7.08.  TERMINATION FEE.

                  (a) In the event of termination of this Agreement pursuant to
Section 7.05(a), (b) or (c), in consideration of Acquiror's costs and expenses in connection with this Agreement and the transactions contemplated hereby, its agreements hereunder, its expenditure of significant management time and staff resources, its forbearance from consideration and pursuit of other business alternatives, its loss of a unique and valuable business opportunity, and the added value to any person acquiring assets or securities of FAFC or combining with FAFC or Target Bank resulting from FAFC's dealings with Acquiror and Acquiror's agreement to proceed with the Merger on the terms and conditions set forth herein (and to the extent Acquiror is not then in breach of any of its representations, warranties, covenants, or agreements under this Agreement), FAFC shall pay Two Hundred Thousand Dollars ($200,000) to Acquiror as an agreed-upon termination fee, in immediately available funds within two (2) business days after the occurrence of such event, provided that no termination fee shall be payable if an Unsolicited Acquisition Proposal is accepted by FAFC and a definitive agreement is entered into within 30 days of the execution of this Agreement. If FAFC timely satisfies its obligations under this Section 7.08, it shall not be liable for specific performance or injunctive relief under
Section 8.15 of this Agreement.

                  (b) In the event of termination of this Agreement pursuant to
Section 7.05(d) or (e), in consideration of FAFC's costs and expenses in connection with this Agreement and the transactions contemplated hereby, its agreements hereunder, its expenditure of significant management time and staff resources, its forbearance from consideration and pursuit of other business alternatives and its loss of a unique and valuable business opportunity and FAFC's agreement to proceed with the Merger on the terms and conditions set forth herein, Acquiror shall pay Two Hundred Thousand Dollars ($200,000) to FAFC as an agreed upon termination fee, in immediately available funds within two (2) business days after the occurrence of such event. If Acquiror timely satisfies its obligations under this Section 7.08, it shall not be liable for specific performance or injunctive relief under Section 8.15 of this Agreement.

                                  ARTICLE EIGHT
                                  -------------
                                     GENERAL
                                     -------

         SECTION 8.01. CONFIDENTIAL INFORMATION. The parties acknowledge the confidential and proprietary nature of the information as hereinafter described which has heretofore been exchanged and which will be received from each other hereunder ("Information") and agree to hold and keep the same confidential. Such Information will include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the other, irrespective of the form of the communications, by such party's employees or agents. Such Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and agents of a party who are directly involved in evaluating the transaction. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party.

         SECTION 8.02. PUBLICITY. Acquiror and FAFC shall cooperate with each other in the development and distribution of all news releases and other public disclosures concerning this Agreement and the Merger and shall not issue any news release or make any other public disclosure without prior review by the other, unless such may be required by law or upon the written advice of counsel.

         SECTION 8.03. RETURN OF DOCUMENTS. Upon termination of this Agreement prior to the Effective Time, each party shall deliver to the other originals and all copies of all Information made available to such party and will not retain any copies, extracts or other reproductions in whole or in part of such Information.

         SECTION 8.04. NOTICE. Any notice or other communication shall be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile telecopy or any other means, addressed (in any case) as follows:

        (a)      If to Acquiror:

                          Larry A. Caldwell, President, Chief Executive Officer
                            and Chairman of the Board
                          Camco Financial Corporation
                          814 Wheeling Avenue
                          Box 708
                          Cambridge, Ohio  43725-0708

                 With a copy to:

                          Roger A. Yurchuck, Esq.
                                  or
                          Terri Reyering Abare, Esq.
                          Vorys, Sater, Seymour and Pease
                          221 East Fourth Street
                          Suite 2100, Atrium Two
                          Cincinnati, Ohio 45202

                 and

        (b)      If to FAFC or Target Bank:

                          Paul D. Leake, President and Chief Executive Officer First Ashland Financial Corporation
                          1640 Carter Avenue
                          Ashland, Kentucky  41105-2349

                 With a copy to:

                          Kip A. Weissman, P.C.
                                  or
                          Martin L. Meyrowitz, P.C.
                          Silver, Freedman & Taff, L.L.P.
                          1100 New York Ave., N.W.
                          Washington, D.C. 20005


                           or to such other address as any party may from time
to time designate by notice to the others.

         SECTION 8.05. LIABILITIES. In the event that this Agreement is terminated pursuant to the provisions of Article Seven hereof, no party hereto shall have any liability to any other party for costs, expenses, damages or otherwise, except as provided in Section 7.08 and as hereinafter set forth in this Section 8.05. In the event that this Agreement is terminated pursuant to
Section 7.02 on account of an intentional breach of any of the representations and warranties or of any of the covenants or agreements set forth herein, then FAFC and Target Bank, in the case of a breach by either, shall pay to Acquiror, or Acquiror, in the case of a breach by Acquiror, shall pay to FAFC, in immediately available funds, the sum of Five Hundred Thousand Dollars ($500,000) as agreed-upon liquidated damages, within two (2) business days after receipt of a demand there for from the party entitled to such damages. For purposes of the foregoing, in no event shall a breach of a representation and warranty be deemed "intentional" if no member of the board of directors and no senior officer of FAFC or Target Bank, or Acquiror, as the case may be, knew or should have known that such representation and warranty was not true and correct. The termination fee provided for in Section
7.08 shall be the exclusive fee and remedy for a proper termination of this Agreement pursuant to Section 7.05. FAFC shall have no obligation to Acquiror under this Section 8.05 with respect to a proper termination pursuant to
Section 7.05.

         SECTION 8.06. EXPENSES. Each of the parties shall bear its own costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby. Nothing herein shall limit the right of the non-breaching party to seek and receive all relief and damages to which it may be entitled on account of a non-intentional breach, including without limitation reasonable expenses incurred to obtain such relief or damages.

         SECTION 8.07. NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. Except as provided in this Section 8.07, no representation, warranty, covenant or agreement contained in this Agreement shall survive the Effective Time or the earlier termination of this Agreement. No representation, warranty, covenant or agreement shall be deemed to be terminated or extinguished so as to deprive Acquiror (or any director, officer or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any stockholder or former stockholder of either Acquiror or FAFC. The agreements set forth in Sections 5.04, 5.05, 5.06, 5.07, 5.08, 5.09, 5.10, 5.16 and 5.17 shall survive the Effective Time and the agreements set forth in Sections 7.08, 8.01, 8.03, 8.05 and 8.06 hereof shall survive the earlier termination of this Agreement.

         SECTION 8.08. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings and agreement between the parties relating to the subject matter hereof.

         SECTION 8.09. HEADINGS AND CAPTIONS. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

         SECTION 8.10. WAIVER, AMENDMENT OR MODIFICATION. The conditions of this Agreement which may be waived may be waived only by written notice by the party waiving such condition to the other party or parties. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. This Agreement may be amended or modified by a written document duly approved by the boards of directors of the parties, whether before or after approval of this Agreement by the stockholders of FAFC and Acquiror, provided that except as provided in this Agreement any amendment or modification after such stockholder approval shall not decrease the Per Share Merger Consideration without the approval thereof by the stockholders of FAFC by at least the Minimum Portion.

         SECTION 8.11. RULES OF CONSTRUCTION. Unless the context otherwise requires: (a) a term has the meaning assigned to it; (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP; (c) "or" is not exclusive; and (d) words in the singular may include the plural and in the plural include the singular.

         SECTION 8.12. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

         SECTION 8.13. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

         SECTION 8.14. GOVERNING LAW: ASSIGNMENT. This Agreement shall be governed by the laws of the State of Delaware and applicable federal laws and regulations. This Agreement may not be assigned by either of the parties hereto.

         SECTION 8.15. SPECIFIC PERFORMANCE AND INJUNCTIVE RELIEF. Each party to this Agreement recognizes that, if it fails to perform, observe or discharge any of its obligations under this Agreement, remedies at law may not provide adequate relief to the other party or parties. Therefore, each party is hereby authorized to demand specific performance of this Agreement, and is entitled to temporary and permanent injunctive relief, in a court of competent jurisdiction at any time when any other party fails to comply with any of the provisions of this Agreement applicable to it, in addition to any other remedy which may be available in law or equity, except that a party that collects liquidated damages pursuant to Section 7.08 or Section 8.05 hereof shall not be entitled to demand specific performance. To the extent permitted by applicable law, each party hereby irrevocably waives any defense that it might have based on the adequacy of a remedy at law which might be asserted as a bar to such remedy of specific performance or injunctive relief. For purposes of this Section 8.15, FAFC and Target Bank shall constitute a single party and either may bind both as a party.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                  CAMCO FINANCIAL CORPORATION
Attest:



/s/ Anthony J. Popp               By /s/ Larry A. Caldwell
- ------------------------             ----------------------------------
Secretary                            Larry A. Caldwell
                                     President, Chief Executive Officer
                                       and Chairman of the Board


Attest:                           FIRST ASHLAND FINANCIAL CORPORATION



/s/ Sandra A. Smith               By /s/ Paul D. Leake
- ------------------------             ----------------------------------
Secretary                            Paul D. Leake
                                     President and Chief Executive Officer


Attest:                           FIRST FEDERAL BANK FOR SAVINGS



/s/ Sandra A. Smith               By /s/ Paul D. Leake
- ------------------------             ----------------------------------
Secretary                            Paul D. Leake, President

                                   APPENDIX B


NATIONAL                                         Stephen Clinton, President
CAPITAL
COMPANIES, LLC                                   March 25, 1996



Board of Directors
Camco Financial Corporation
814 Wheeling Avenue
Cambridge, OH 43725

Attention: Mr. Larry A. Caldwell, President

To the members of the Board of Directors:

You have requested our opinion (the "Opinion"), from a financial point of view, to Camco Financial Corporation ("Camco") and its shareholders regarding the fairness of the proposed acquisition of First Ashland Financial Corporation ("First Ashland") by Camco as set forth in the Agreement and Plan of Merger and Reorganization (the "Agreement") among Camco, First Ashland and First Federal Bank for Savings ("First Federal") dated March 25, 1996. The Agreement, in addition to providing the terms of the merger is subject to the receipt of approvals from the shareholders of First Ashland and Camco and from various regulatory agencies, and is further subject to the satisfaction of certain other conditions.

Pursuant to the Agreement, among other matters, and subject to the terms and conditions of the Agreement, on the effective date: First Ashland will be merged with and into Camco and Camco shall continue as the surviving corporation (the "Merger"). First Federal will remain as a separate surviving federally chartered savings institution and will become a wholly owned subsidiary of Camco. The separate existence of First Ashland shall cease, and Camco shall be the surviving corporation in the Merger and as the surviving corporation, shall possess all assets and property of every description, and every interest in the assets and property, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as a private nature, of Camco and First Ashland, and all obligations belonging or due to each of them. Subject to the provisions of the Agreement, each share of First Ashland common stock issued and outstanding immediately prior to the effective date of the Agreement shall by virtue of the merger and without any action on the part of the holder thereof, be converted into a right to receive $9.00 in cash and
 .64278 of a share of Camco common stock (subject to a possible adjustment as provided in the Agreement).

National Capital Companies, LLC ("National Capital") is a financial advisory services company that specializes in financial valuations and analyses of operations. National Capital advises financial services companies on mergers, acquisitions and capital strategies. Our experience in these transactions has been applied in the rendering of this Opinion including our expertise in the application of current regulations and legislative matters affecting the financial services industry. National Capital is familiar with Camco, having acted as its financial advisor in connection with, and having participated in, the negotiations leading to the Agreement.

In connection with the rendering of our Opinion, we reviewed, among other matters with respect to First Ashland and First Federal unless otherwise noted:
(1) the Agreement (2) Board of Director and Executive Committee meeting minutes and excerpts thereof for a twenty-four month period available as of February 6, 1996, the date our field work was completed: (3) unaudited financial statements as of December 31, 1995 and audited financial statements as of September 30, 1995 and September 30, 1994 and the years then ended, and financial reports filed with the appropriate regulatory agencies through December 31, 1995; (4) regulatory examinations performed during the preceding two years by the Office of Thrift Supervision (5) inquiries of members of Camco's and First Ashland's management, representatives of the accounting firm Grant Thornton LLP and Camco's special regulatory legal counsel, the firm of Vorys, Sater, Seymour and Pease; (6) economic conditions in the market area; (7) the financial performance of the respective companies as compared to selected comparable publicly held companies; (8) conditions in the securities market in general and the market for thrift and banking institutions specifically: (9) merger and acquisition transactions with similar terms and conditions; and (10) analyses and such other documents and matters as we deemed appropriate. In addition, we used information from publicly available published sources that we believe is reliable. However, we have not examined and otherwise tested this information and therefore cannot and do not express an opinion as to its accuracy.

Our Opinion is based upon the representations contained in the Agreement and other evidential matter and documents provided to us by First Ashland and Camco and their representations that such information is accurate and complete. We did not examine or otherwise test this information provided to us and therefore cannot and do not express an opinion as to the accuracy of this information nor did we independently value the assets or liabilities of First Ashland or Camco. We have relied upon the respective managements' of First Ashland and Camco as to the reasonableness and achievability of the respective financial and operating forecasts and projections (and the assumptions and basis therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of the respective managements' of First Ashland and Camco. We also did not independently verify and have relied on and assumed that the allowance for loan losses set forth in the balance sheet of First Ashland at December 31, 1995, was adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We also assumed that the merger in all respects is, and will be in compliance with all laws and regulations applicable to First Ashland and Camco and that in the course of obtaining necessary regulatory approvals for the merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the merger to Camco or its shareholders.

On the basis of and subject to the foregoing, it is our Opinion that as of March 25, 1996, that the terms of the merger as provided and described in the Agreement are fair to Camco and its shareholders from a financial point of view.

Yours truly,

NATIONAL CAPITAL COMPANIES,  LLC

Stephen Clinton
President

                                   APPENDIX C







                                  FIRST ASHLAND
                              FINANCIAL CORPORATION

                                Ashland, Kentucky







                                FAIRNESS OPINION




                                     AS OF:


                                 MARCH 22, 1996






                                  PREPARED BY:


                          CAPITAL RESOURCES GROUP, INC.
                           1211 CONNECTICUT AVENUE, NW
                                    SUITE 200
                             WASHINGTON, D.C. 20036

         CAPITAL RESOURCES GROUP
         1211 Connecticut Ave., N.W. Suite 200 Washington. DC 20036 Tel (202) 466-5685 Fax (202)466-5695



                                                       March 22, 1996


Board of Directors
First Ashland Financial Corporation
1640 Carter Avenue
Ashland, Kentucky 41101

Dear Board Members:

         You have requested our opinion as to the fairness from a financial point of view to the holders of shares of common stock of First Ashland Financial Corporation (the "Company") of the proposed consideration to be paid to the shareholders of the Company by Camco Financial Corporation ("Camco").

         Capital Resources Group, Inc. ("Capital Resources") is a financial consulting and an investment banking firm that, as part of our specialization in financial institutions, is regularly engaged in the financial valuations and analyses of business enterprises and securities in connection with mergers and acquisitions, valuations for mutual-to-stock conversions of thrifts, initial and secondary offerings, divestiture and other corporate purposes. Senior members of Capital Resources have extensive experience in such matters. We believe that, except for the fee we will receive for our opinion and other fees to be received in connection with the transaction discussed below, we are independent of the Company.


FINANCIAL TERMS OF THE OFFER

         We understand that, pursuant to an Agreement and Plan of Merger and Reorganization ("Agreement"), among Camco, the Company and First Federal Bank for Savings ("First Federal"), a wholly owned subsidiary of the Company, Camco has agreed to acquire all of the issued and outstanding common stock of the Company pursuant to which each share of common stock of the Company will be converted into a right to receive $9.00 in cash and 0.64278 of a share ("exchange ratio") of the common stock of Camco, subject to possible adjustment as specified in the Agreement ("Per Share Merger Consideration"). Based on the current average of the bid and asked price quotes of Camco's common stock on the NASDAQ, of $17.88 per share, this translates into an acquisition price of $20.49 per share for the Company's common stock. Each outstanding option for the purchase of Company common stock will be converted into an option for the purchase of Camco common stock, with the option exchange ratio based on the Per Share Merger Consideration. If Camco effects a stock dividend, stock split, reclassification or similar transaction prior to the effective time of the merger transaction, then the appropriate adjustment will be made in the exchange ratio and option exchange ratio.

         In the event that the Market Average Price (defined in the Agreement as the average of the bid and asked price quotes of Camco common stock on the NASDAQ for the 20 consecutive full trading days prior to the closing date of the merger transaction) of Camco's common stock is less than $16.00 per share, the exchange ratio will be adjusted upward, and if the Market Average Price of Camco's common stock is more than $20.00 per share, the exchange ratio will be adjusted downward; provided, however, that if the Market Average Price of Camco's common stock is less than $14.00 per share, the Company shall have the option to terminate the Agreement, and if the Market Average Price is greater than $22.00 per share, Camco shall have the option to terminate the Agreement.

         Pursuant to the merger transaction, the Company will be merged into Camco and the separate existence of the Company will cease. First Federal will operate as a separately held subsidiary of Camco.


MATERIALS REVIEWED

         In the course of rendering our opinion we have, among other things:

         (1) Reviewed the terms of the Agreement and discussed the Agreement with management and the Board of Directors of the Company, and the Company's legal counsel, Silver, Freedman & Taff, L.L.P.;

         (2)      Reviewed the following financial data of the Company:

                  - the audited financial statements of the Company for the fiscal years ended September 30, 1991 through September 30, 1995 and the unaudited financial statements for the three months ended December 31, 1995 as reported in its Report on Form 1 0-QSB,

                  - the Office of Thrift Supervision ("OTS") quarterly Thrift Financial Reports covering the period through December 31, 1995, the latest available period,

                  - the Company's latest available asset/liability reports,

                  - other miscellaneous internally-generated management information reports for recent periods, as well as other publicly available information,

                  - the Company's most recent business plan and budget report;

         (3) Reviewed the Company's Annual Report to shareholders and Form 10-KSB Report for fiscal 1995 which provides a discussion of the Company's business and operations and reviews various financial data and trends;

         (4) Discussed with executive management of the Company, the business, operations, recent financial condition and operating results and future prospects of the Company;

         (5) Compared the Company s financial condition and operating results to those of similarly-sized thrift companies operating in Kentucky and the U.S.;

         (6) Compared the Company's financial condition and operating performance to the published financial statements and market price data of publicly-traded thrifts in general, and publicly-traded thrift in the Company's region of the U.S. specifically;

         (7) Reviewed the relevant market information regarding the shares of common stock of the Company including trading activity and volume and information on options to purchase shares of common stock;

         (8) Performed such other financial and pricing analyses and investigations as we deemed necessary, including a comparative financial analysis and review of the financial terms of other pending and completed acquisitions of companies we consider to be generally similar to the Company;

         (9) Examined the Company's economic operating environment and the competitive environment of the Company's market area;

         (10) Reviewed available financial reports and financial data for Camco, including Annual Reports to shareholders and Form 10-K Reports covering the fiscal years ended 1992 through 1995, quarterly reports, Form 10-Q reports, other published financial data and other internal and regulatory financial reports provided by management of Camco; reviewed Camco's banking office network; and reviewed the pricing trends of Camco's common stock and dividend payment history;

         (11) Visited Camco's administrative and executive offices and conducted interviews with management.

         In arriving at our opinion, we have relied upon the accuracy and completeness of the information provided to us by the various parties mentioned above, upon public information and upon representations and warranties in the Agreement, and have not conducted any independent investigations to verify any such information or performed any independent appraisal of the Company's or Camco's assets.

         This fairness opinion is supported by the detailed information and analysis contained in the Evaluation and Analysis Report dated March 22, 1996 ("Report"), which has been produced by Capital Resources and will be delivered to the Company. We have relied on the Report for purposes of rendering this current fairness opinion. The Report contains a business description and financial analysis of the Company, an analysis of current economic conditions in the Company's primary market area, and a financial and market pricing comparison with a selected group of thrift institutions which completed merger and acquisition transactions or are currently subject to pending transactions. In addition, the Report contains a discounted dividend stream and terminal value analysis.


OPINION

         Based on the foregoing and on our general knowledge of and experience in the valuation of businesses and securities, we are of the opinion that, as of March 22, 1996, the consideration proposed by

Camco for shares of common stock of the Company is fair to the shareholders of the Company from a financial point of view.


                                         Respectfully submitted,


                                         CAPITAL RESOURCES GROUP, INC.

                                   APPENDIX D


SECTION 262.  APPRAISAL RIGHTS

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection (d) of this section with respect to such shares, who continuously hold such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to section 228 of this Chapter shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this Section.
As used in this Section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251, 252, 254, 257, 258, 263 or 264 of this Chapter;

         (1) provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this Chapter.

         (2) Notwithstanding the provisions of subsection (b)(1) of this Section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this Chapter to accept for such stock anything except (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (ii) shares of stock of any other corporation or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses (i) and (ii); or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares, or fractional depository receipts described in the foregoing clauses (i), (ii) and (iii) of this subsection.

         (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this Chapter is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this Section, including those set forth in subsections (d) and
(e), shall apply as nearly as is practicable.

         (d)      Appraisal rights shall be perfected as follows:

         (1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this Section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger of consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation of the date and the merger or consolidation has become effective; or

         (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this Chapter, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this Section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with the provisions of subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy THERE OF shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Registrar in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such as duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publications as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this Section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this Section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this Section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and INN the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this Section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter and the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

         (As amended by Ch. 186, Laws of 1967, Ch. 148, Laws of 1969, Ch. 106, Laws of 1973, Ch. 371, Laws of 1976, Chs. 25 and 152, Laws of 1981, Ch. 112,
Laws of 1983, Ch. 136, Laws of 1987, Ch. 352, Laws of 1988, Ch. 376, Laws of 1990, Ch. 337, Laws of 1992, and Ch. 61, Laws of 1993 and Ch. 262, Laws of 1994.)

                                   APPENDIX E

                            CERTIFICATE OF AMENDMENT
                                       OF
                                 THIRD RESTATED
                          CERTIFICATE OF INCORPORATION

                  Camco Financial Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

                  FIRST: That at a meeting of the Board of Directors of Camco Financial Corporation, resolutions were duly adopted setting forth a proposed amendment to the Third Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing that the amendment be considered at the next annual meeting of the stockholders. The resolution setting forth the proposed amendment is as follows:

                  RESOLVED, that Article Fourth of the Corporation's Third Restated Certificate of Incorporation be amended to read as follows:

                  FOURTH: The total number of shares of stock which the corporation shall have authority to issue is Five Million (5,000,000), of which stock Four Million Nine Hundred Thousand (4,900,000) shares shall be common shares of the par value of One Dollar ($1) each, amounting in the aggregate to Four Million Nine Hundred Thousand Dollars ($4,900,000), and one hundred thousand (100,000) shares shall be preferred shares of the par value of One Dollar ($1) each, amounting in the aggregate to One Hundred Thousand Dollars ($100,000). There is hereby granted to the Board of Directors of the corporation the authority to fix by resolution or resolutions any and all powers, designations, preferences and relative, participating, optional or other rights, or the qualifications, limitations or restrictions thereof, of shares of the preferred stock, or of any series of the preferred stock, of the corporation that are permitted by the General Corporation Law of Delaware to be fixed by the Board of Directors, and such grant of authority shall include the power to specify the number of shares to any series of the preferred stock of the corporation.

                  SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

                  THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

                  IN WITNESS WHEREOF, Camco Financial Corporation has caused this certificate to be signed by Larry A. Caldwell, its President, and attested by Anthony J. Popp, its Secretary, this ____ day of September, 1996.

                                           By: Larry A. Caldwell
                                               -----------------------------
                                               Larry A. Caldwell, President

ATTEST:

By:  Anthony J. Popp
     --------------------------
     Anthony J. Popp, Secretary

                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Pre-effetive Amendment Number One to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, State of Ohio, on July 29, 1996.


                                CAMCO FINANCIAL CORPORATION


                                By:  /s/ Larry A. Caldwell
                                     --------------------------------
                                     Larry A. Caldwell
                                     its President, Chief Executive Officer and
                                     a Director



         Pursuant to the requirements of the Securities Act of 1933, this Pre-effetive Amendment Number One to the Registration Statement has been signed below by the following persons in the capacities indicated on July 29, 1996.




         Signature                          Title
         ---------                          -----

/s/ Anthony J. Popp                             Principal Financial Officer, Principal Accounting
- ------------------------------                  Officer and a Director
Anthony J. Popp


/s/ Samuel W. Speck                             Director
- ------------------------------
Samuel W. Speck


/s/ Jeffrey T. Tucker                           Director
- ------------------------------
Jeffrey T. Tucker


/s/ James R. Hanawalt                           Director
- ------------------------------
James R. Hanawalt


                                                Director
- ------------------------------
Robert C. Dix, Jr.


/s/ John H. Heiby                               Director
- ------------------------------
John H. Heiby



                                      II-1